                                                FILED PURSUANT TO RULE 424(b)(1)
                                                      REGISTRATION NO. 333-21455

PROSPECTUS
                     [LOGO OF NATIONAL MERCANTILE BANCORP]
                          NATIONAL MERCANTILE BANCORP
      6.5% NONCUMULATIVE CONVERTIBLE PREFERRED STOCK, $10.00 STATED VALUE
                             $2.5 MILLION (MINIMUM)
                             $8.0 MILLION (MAXIMUM)

                                  -----------

  National Mercantile Bancorp (the "Company") is hereby distributing to holders of the Company's common stock, no par value (the "Common Stock"), of record at the close of business on May 5, 1997 (the "Record Date"), nontransferable rights (the "Rights") to subscribe for and purchase up to $5.5 million (550,000 shares) of its 6.5% noncumulative convertible preferred stock, $10.00 stated value (the "Preferred Stock"), at a price of $10.00 per share (the "Subscription Price"), subject to reduction by the Company under certain circumstances (the "Rights Offering"). Shareholders will receive one Right for each share of Common Stock (after giving effect to the Reverse Stock Split described below) held as of the Record Date. Holders of Rights (the "Rights Holders") may exercise their Rights until 5:00 p.m., Pacific Time, on June 13, 1997, unless extended by the Company (the "Expiration Time"). Each Right entitles the Rights Holder to subscribe for 1.624 shares (the "Underlying Preferred Shares") of Preferred Stock (the "Basic Subscription Privilege") at the Subscription Price. Each share of the Preferred Stock will be immediately convertible at the option of the holder thereof at the initial rate of one share of Common Stock for each share of Preferred Stock based on an initial conversion price of $10.00 per share, subject to adjustment. See "Description of Capital Stock."

  The Company has not shown a profit in each of the past three years and is unable to assess at this time whether it will return to profitability during 1997. The Company cannot assess at this time its ability to pay dividends in the immediate future.
                                                        (continued on next page)
 THE  PURCHASE   OF  PREFERRED  STOCK  IN  THE  PUBLIC   OFFERING  INVOLVES  A
   SIGNIFICANT  DEGREE  OF  INVESTMENT  RISK.  RIGHTS  HOLDERS  AND  STANDBY
     PURCHASERS ARE URGED  TO READ AND  CAREFULLY CONSIDER THE  INFORMATION
      SET FORTH UNDER THE HEADING "RISK FACTORS" ON PAGE 21.

  THE SECURITIES OFFERED HEREBY  ARE NOT SAVINGS OR  DEPOSIT ACCOUNTS AND ARE
    NOT INSURED OR GUARANTEED BY  THE FEDERAL DEPOSIT INSURANCE CORPORATION
      OR ANY OTHER GOVERNMENTAL AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSIONER
 NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                                      SUBSCRIPTION UNDERWRITERS'    PROCEEDS
                                                         PRICE     COMMISSIONS(1) TO COMPANY(2)
-----------------------------------------------------------------------------------------------
Per Share
  Total Minimum....................................      $10.00       $250,000     $6,650,000
  Total Maximum....................................      $10.00       $372,500     $7,527,500
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

(1) Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") will receive 3% of the aggregate purchase price of the shares of Preferred Stock sold in the Rights Offering (except for Rights exercised in Arizona) and 5% of the aggregate value of funds committed by Standby Purchasers. Sandler O'Neill will receive 1.5% of the aggregate value of funds committed in the Private Offering. The Company has agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses, including fees of legal counsel, and has agreed to indemnify Sandler O'Neill against certain liabilities under the securities laws.

(2) Before deducting expenses of the Public Offering and the Private Offering payable by the Company estimated at $1.1 million.

                                  -----------

                        Sandler O'Neill & Partners, l.p.

                                  -----------

                  The date of this Prospectus is May 13, 1997

(continued from previous page)

  Pursuant to a private offering exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Company entered into purchase agreements (the "Private Purchase Agreements") with two purchasers (collectively, the "Private Purchasers"). The Private Purchasers have severally agreed, subject to certain conditions, to purchase and the Company has agreed to sell (the "Private Offering"), in the aggregate, up to $5.5 million (550,000 shares) (the "Maximum Private Offering") of Preferred Stock at a purchase price (the "Private Purchasers Price") equal to $1.10 per share (equal to $10.00 after giving effect to a 9.09 to 1 reverse stock split of the Common Stock (the "Reverse Stock Split") that the Company plans to effect prior to the closing of the Public Offering and the Private Offering and after obtaining shareholder approval), subject to reduction under certain circumstances. The Company has guaranteed the availability of an aggregate minimum of $2.5 million (250,000 shares) of Preferred Stock to the Private Purchasers at the Private Purchasers Price (the "Private Purchasers Minimum Obligation") irrespective of the number of shares available after the exercise of the Basic Subscription Privilege. The offer and sale of shares pursuant to the Private Purchase Agreements is hereinafter referred to as the "Private Offering." See "The Private Offering."

  Each Rights Holder who fully exercises the Basic Subscription Privilege will be eligible to subscribe for 0.376 shares of Preferred Stock (the "Excess Underlying Preferred Shares"), for each Right held, which remain available after the exercise of the Basic Subscription Privilege and giving effect to the Private Offering, subject to availability, proration and reduction by the Company under certain circumstances (the "Oversubscription Privilege"). A Rights Holder's election to exercise the Oversubscription Privilege must be made at the time the Basic Subscription Privilege is exercised. Once a Rights Holder has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked. The maximum amount of Preferred Stock available to Rights Holders under the Basic Subscription Privilege and the Oversubscription Privilege is $5.5 million.

  The Company anticipates that it will enter into purchase agreements (the "Standby Purchase Agreements") pursuant to which certain institutional investors (the "Standby Purchasers") would severally agree, subject to certain conditions, to purchase $2.5 million (250,000 shares) of Preferred Stock at the Subscription Price (the "Maximum Standby Offering"), to the extent available after the exercise of the Basic Subscription Privilege, the consummation of the Private Offering and the exercise of the Oversubscription Privilege (the "Standby Purchaser Offering"). Such Standby Purchasers are expected to require the Company to sell an aggregate minimum of $1.0 million (100,000 shares) of Preferred Stock at the Subscription Price even if a sufficient number of shares of Preferred Stock is not available after the exercise of the Basic Subscription Privilege, the consummation of the Private Offering and the exercise of the Oversubscription Privilege (the "Minimum Standby Obligation"). See "The Standby Purchasers." The Rights Offering and the Standby Purchaser Offering may sometimes be referred to collectively as the "Public Offering."

  The minimum amount to be raised in the Public Offering and the Private Offering will be $8.0 million (assuming no rights are exercised in the Rights Offering), consisting of $5.5 million (550,000 shares) of Preferred Stock purchased by the Private Purchasers and $2.5 million (250,000 shares) of Preferred Stock purchased by the Standby Purchasers. The maximum amount to be raised in the Public Offering and the Private Offering will be $9.0 million, consisting of $5.5 million (550,000 shares) pursuant to the Rights Offering, $2.5 million (250,000 shares) of Preferred Stock purchased by the Private Purchasers and $1.0 million (100,000 shares) of Preferred Stock purchased by the Standby Purchasers. The maximum amount which could be raised in the Public Offering will be $8.0 million, consisting of $5.5 million (550,000 shares) of Preferred Stock pursuant to the Rights Offering and $2.5 million (250,000 shares) of Preferred Stock pursuant to the Maximum Standby Offering.

  The number of Underlying Preferred Shares issuable by the Company as a result of exercises of the Basic Subscription Privilege and the Oversubscription Privilege in the aggregate or to any Rights Holder, the Private Purchasers or the Standby Purchasers may be limited by the Company, if necessary, with certain exceptions, in its sole judgment and discretion, to reduce the risk that certain tax benefits will be subject to limitation under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), or the risk of any other adverse tax consequences to the Company, either at the time of the Public Offering and the Private Offering or at any subsequent time. See "The Rights Offering--Limitations--Tax Limitation." The number of shares issuable by the Company to the Private Purchasers also may be limited by the Company pursuant to the terms of the Private Purchase Agreements. See "The Private Offering."

  THE COMPLETION OF THE PUBLIC OFFERING AND THE PRIVATE OFFERING IS SUBJECT TO CERTAIN CONDITIONS INCLUDING, BUT NOT LIMITED TO, THE RECEIPT BY THE COMPANY OF MINIMUM PROCEEDS OF $5.5 MILLION (THE "MINIMUM CONDITION"). EVEN IF THE PRIVATE OFFERING IS NOT CONSUMMATED, THE PUBLIC OFFERING COULD CLOSE AND THE MINIMUM CONDITION SATISFIED IF THE RIGHTS HOLDERS SUBSCRIBE FOR AT LEAST $3.0 MILLION OF PREFERRED STOCK AND THE STANDBY PURCHASERS PURCHASE $2.5 MILLION OF PREFERRED STOCK. IN THE EVENT THE MINIMUM CONDITION IS NOT ACHIEVED, ANY FUNDS THAT HAVE BEEN DEPOSITED WITH THE SUBSCRIPTION AGENT WILL BE RETURNED PROMPTLY, WITHOUT INTEREST. SEE "THE PRIVATE OFFERING--CONDITIONS TO CLOSING; AMENDMENT AND TERMINATION" AND "THE RIGHTS OFFERING--MINIMUM CONDITION."

  The Rights will not be transferable. There will be no trading market for the Rights. The Company intends to apply to the National Association of Securities Dealers Automated Quotation ("Nasdaq") Stock Market ("Nasdaq Stock Market") for quotation of the Preferred Stock on the Small Cap tier Nasdaq Stock Market under the trading symbol "MBLAP" if there are an adequate number of publicly held shares of Preferred Stock to meet the requirements of Nasdaq. No assurance can be given that there will be an adequate number of publicly held shares or that a market will develop for the Preferred Stock. On April 23, the last reported trade price of the Common Stock as quoted on the Small Cap tier of the Nasdaq Stock Market under the symbol "MBLA" was $1.50. See "Market Price for Common Stock and Dividends."

                             AVAILABLE INFORMATION

  The Company is subject to the information, reporting and proxy statement requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's Regional Offices located at Room 1228, 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The reports, proxy statements and other information can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850. The Commission maintains a World Wide Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

  The Company has filed with the Commission a Registration Statement on Form S-2 (333-21455) (the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules relating thereto as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto. Items of information omitted from this Prospectus, but contained in the Registration Statement, may be obtained at prescribed rates or inspected without charge at the offices of the Commission set forth above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission under the Exchange Act are incorporated herein by reference and made a part hereof; (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and (ii) all other reports filed with the Commission pursuant to Sections 13(a), 13(e), 14 or 15(d) of the Exchange Act by the Company after December 31, 1996 and prior to the date of this Prospectus.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein other than exhibits to such documents. Requests should be directed to National Mercantile Bancorp, 1840 Century Park East, Los Angeles, California 90067, Attention: Scott A. Montgomery, Executive Vice President and Chief Administrative Officer, (310) 277-2265.

                               PROSPECTUS SUMMARY

  The following information is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information and consolidated financial statements and notes thereto set forth elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus reflects the Reverse Stock Split anticipated to be effected prior to the closing of the Public Offering and the Private Offering.

THE COMPANY

  The Company is a bank holding company conducting business through its sole subsidiary, Mercantile National Bank (the "Bank"). The Bank currently has one office located in the Century City area of Los Angeles. As of December 31, 1996 the Company had total assets of $109.4 million, total deposits of $103.9 million and total stockholders' equity of $4.8 million. For the year ended December 31, 1996, the Company suffered a net loss of $1.2 million (which includes a $1.0 million charge to earnings for the settlement of a lawsuit and a $579,000 income tax benefit) compared to a net loss of $7.2 million for the year ended December 31, 1995. See "Business--Litigation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Income Taxes."

HISTORY

  Since commencing operations in 1982 with an initial capitalization of $15.0 million, the Bank focused primarily on providing banking products and services to the niche markets of business and private banking and entertainment in its primary service area (a four mile radius from its office). Throughout the 1980s, the Company experienced substantial growth and profitability. In February 1990, the Company raised additional capital of $5.7 million through the sale of Common Stock to two investor groups at $11.00 per share (without giving effect to the Reverse Stock Split). At December 31, 1990, the Company had total assets of $492.8 million and total stockholders' equity of $28.5 million.

  Beginning in 1990, the Bank's primary service area was severely affected by an economic recession, including substantial declines in real estate values. Commencing in 1991, the ongoing recession began to affect adversely the values of collateral securing the Bank's loans and the ability of borrowers to repay their loans. As a result of the combined effects of this prolonged recession and the rapid growth of the Bank in the late 1980s, the Bank began to experience substantial increases in nonperforming assets resulting in significant losses. Although the Bank undertook to enhance credit underwriting policies and internal controls and procedures to address operational weaknesses, from January 1, 1991 through December 31, 1996, the Company suffered cumulative net losses of $23.7 million. These losses were primarily the result of substantial provisions for credit losses attributable to losses embedded in the existing loan portfolio and losses associated with a bulk loan purchase from the Federal Deposit Insurance Corporation (the "FDIC"), losses on interest rate hedges and swaps, and sales of securities combined with the adverse effects of the substantial reduction in the asset levels of the Bank. In addition, nonperforming assets increased from $14.8 million, or 3.0% of total assets at December 31, 1990 to a high of $22.0 million, or 7.3% of total assets, at December 31, 1993 notwithstanding net loan chargeoffs of $15.2 million during the three year period ended December 31, 1993.

  Concurrent with the deterioration in the Company's financial condition and operations, the bank regulatory authorities designated the Company and the Bank for special supervisory attention. Following regulatory examinations in late 1990 and early 1991, the Bank entered into a formal regulatory agreement (the "1991 Formal Agreement") with the Office of the Comptroller of the Currency (the "OCC"), and the Company entered into a Memorandum of Understanding (the "1991 MOU") with the Federal Reserve Bank of San Francisco (the "Reserve Bank"). As a result of the Bank's continuing problems, following regulatory examinations during 1995, the Bank in December 1995 entered into a formal regulatory agreement with the OCC (the "1995 Formal Agreement") and the Company in October 1995 entered into a Memorandum of Understanding (the "1995

MOU") with the Reserve Bank. The 1995 Formal Agreement and 1995 MOU supersede and replace in their entirety the 1991 Formal Agreement and 1991 MOU, respectively. These regulatory agreements have affected virtually every area of the Company's and the Bank's operations, imposed on the Bank higher minimum regulatory capital requirements than would otherwise be applicable and restricted the ability of the Company and the Bank to pay dividends. See "The Company--Regulatory Agreements."

RESPONSIVE MEASURES

  In November 1995, the Board of Directors hired a new President of the Bank. The President and the Board of Directors developed and began implementing a restructuring plan to address the challenges confronting the Bank and to return the Bank to consistent profitability. The plan includes (1) improving management, (2) reducing nonperforming and classified assets, (3) reducing operating expenses, (4) focusing business strategy on core business and market opportunities, (5) enhancing policies and procedures to improve asset quality,
(6) increasing regulatory capital ratios and (7) resolving pending litigation. Management believes that the Company has made significant progress in implementing this plan, which is summarized below and described in greater detail under the caption "The Company--Responsive Measures":

  . Improving Management. As of August 1996, the Company and the Bank changed senior management by hiring Scott A. Montgomery in November 1995 as President and Chief Executive Officer of the Bank and Executive Vice President and Chief Administrative Officer of the Company, Joseph W. Kiley III in August 1996 as Executive Vice President and Chief Financial Officer of the Company and the Bank, Carol Ward in July 1996 as Executive Vice President and Operations Administrator of the Bank, Allan Dietrich in November 1996 as Senior Vice President of Business Banking, Carl Raggio, III as of May 1, 1997 as Executive Vice President and Chief Credit Officer and Melanie Krinsky in April 1997 as Senior Vice President and Head of the Entertainment Department. In addition, as of April 28, 1997, five middle management officers, with an average of 16 years of banking experience, have been hired by the Bank in departments such as management information systems, note department, business and private banking and entertainment.

  . Reducing Nonperforming and Classified Assets. The Bank has reduced the level of nonperforming assets through asset sales, write-downs, enhancing collection procedures and improving underwriting policies and procedures. From the peak of $22.0 million at December 31, 1993, nonperforming assets have decreased to $6.8 million at December 31, 1996. From the peak of $47.1 million at December 31, 1991, classified assets have been reduced to $8.3 million at December 31, 1996. One loan, a troubled debt restructure, with a balance of $4.9 million is included in the total of $6.8 million of nonperforming assets and is included in the total of $8.3 million of classified assets.

  . Reducing Operating Expenses. Since November 1995, management has pursued a program to increase operational efficiencies and reduce other operating expenses. For the year ended December 31, 1996, the Company reduced other operating expense by $3.2 million to $8.0 million from $11.2 million for December 31, 1995. Excluding a $1.0 million charge relating to the settlement of a pending lawsuit, other operating expenses for the year ended December 31, 1996 declined $4.2 million from 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Operating Expenses." These savings resulted primarily from the renegotiation of the lease for the Bank's office and a restructuring of each operating department of the Bank.

  .  Focusing Business Strategy on Core Business and Market
     Opportunities. Management has pursued a business strategy which focuses on the Bank's traditional market niches of business and private banking and entertainment. As part of its business and private banking focus, the Bank intends to increase its emphasis on medical banking relationships by taking advantage of its proximity to several major hospital/medical centers and numerous health service-related companies in West Los Angeles. Management also intends to expand its focus to include technology/multimedia companies. Management believes the technology/multimedia market represents a logical extension of the Bank's focus on the entertainment industry as more technology companies seek to develop and market applications to the entertainment industry.

 . Enhancing Policies and Procedures to Improve Asset Quality. The Bank has strengthened its credit administration and loan review functions. The Bank's loan policies and procedures have been revised in an attempt to reduce the Bank's exposure to future loan problems. The Bank (i) has expanded the role of an outside loan review firm to include a migration analysis on its loan portfolio on a quarterly basis, (ii) has established an underwriting department to standardize loan write-ups, enhance portfolio quality and allow officers time to service their clients and prospects and (iii) is in the process of hiring several experienced lending and underwriting officers to strengthen the Bank's loan origination and monitoring functions. Total nonperforming loans have decreased from $15.9 million at December 31, 1993 to $6.2 million at December 31, 1996. See "Business--Troubled Debt Restructurings."

 . Increasing Regulatory Capital Ratios. Primarily as a result of a restructuring of the balance sheet and a decreasing asset base, capital ratios have remained constant. The Bank's Tier I risk-based capital ratio was 6.95% at December 31, 1996 and 1995. The Bank's leverage capital ratio was 4.67% at December 31, 1996 and 1995. The Bank's total risk-based capital ratio was 8.24% at December 31, 1996 and 1995. The Bank, however, has not yet met the requirements of the 1995 Formal Agreement that requires a Tier 1 risk-based capital ratio of at least 10% and a leverage capital ratio of at least 6.5% which would require a minimum net investment in the Bank of approximately $2.5 million. See "Risk Factors--Regulatory Agreements" and "--Capital Requirements" and "The Company--Regulatory Agreements."

   Assuming gross proceeds from the Public Offering and the Private Offering of between $8.0 million and $9.0 million, management anticipates downstreaming sufficient capital (i.e., approximately $2.5 million) from the Company to the Bank to comply with the capital requirements of the 1995 Formal Agreement and the 1995 MOU and to implement the Bank's business strategy and retaining the balance of the proceeds, if any, at the Company to be used for general corporate purposes, including possible strategic acquisitions. See "Reasons for the Offerings and Use of Proceeds."

 . Resolving Litigation. The Company entered into a settlement agreement relating to a lawsuit against the Bank. The total amount of the settlement of $1.0 million was accrued in the quarter ended June 30, 1996 and was reflected in the consolidated statement of operations for the year ended December 31, 1996. The settlement was originally conditioned on the recapitalization of the Bank on or before March 31, 1997. However, the Company and all affected parties agreed to a single payment of the settlement on a discounted lump sum basis, which payment was made prior to December 31, 1996. See "Business--Legal Proceedings--Other Litigation."

USE OF PROCEEDS

  The primary purposes of the Public Offering and the Private Offering are to enable the Company to downstream sufficient capital, approximately $2.5 million, regardless of whether the minimum or maximum amount is raised in the Public Offering and the Private Offering, to the Bank to enable it to comply with the requirements of the 1995 Formal Agreement and the 1995 MOU, and to facilitate the Company's and Bank's business strategies. The Company established the Minimum Condition of $5.5 million for such purposes and to make the Public Offering and the Private Offering cost effective. See "The Company-- Business Strategy" and "--Regulatory Agreements." The Company anticipates that the net proceeds contributed to the Bank will ultimately be invested in interest earning assets. The immediate use of proceeds retained by the Company will be for general corporate purposes, including possible strategic acquisitions and to establish a fixed income investment securities portfolio. The Company has no current understandings or agreements, is not presently negotiating any such acquisitions and currently is not able to effect any acquisitions due to regulatory constraints. Proceeds from the Public Offering and the Private Offering will not be used to pay dividends on the Preferred Stock. The terms of the Preferred Stock provide that dividends may be paid commencing July 1, 1999. Notwithstanding the foregoing, the Company may not pay dividends unless the Bank is in full compliance with federal regulatory capital requirements, the Company and the Bank are permitted to pay dividends by their regulators and the Company has adequate retained earnings in accordance with California law. At present, the Company is prohibited by the terms of the 1995 MOU from declaring or paying a dividend without prior approval of the Reserve Bank and does not have adequate retained earnings to declare a dividend in accordance with California law. The Company cannot assess at this time its ability to pay dividends in the immediate future. See "Risk Factors-- Restrictions on Preferred Stock Dividends," and "The Company--Regulatory Agreements."

RISK FACTORS

  THE PURCHASE OF PREFERRED STOCK IN THE PUBLIC OFFERING INVOLVES A SIGNIFICANT DEGREE OF INVESTMENT RISK. RIGHTS HOLDERS AND OTHER PROSPECTIVE PURCHASERS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS" WHICH FOLLOWS THIS SUMMARY, BEGINNING ON PAGE 21.

THE PRIVATE OFFERING

Securities Offered..........  The Company offered and guaranteed the availability of, pursuant to a private offering exemption from the registration requirements of the Securities Act, a minimum of $2.5 million (250,000 shares) of Preferred Stock to the Private Purchasers ($2,250,000 for the Conrad Company and $250,000 for Wildwood Enterprises Inc. Profit Sharing Plan and Trust ("Wildwood Enterprises")). The Private Purchasers have agreed to purchase a maximum of $5.5 million (550,000 shares) of Preferred Stock ($4,950,000 for the Conrad Company and $550,000 for Wildwood Enterprises), at the Private Purchasers Price. See "The Private Offering."

Private Purchase
 Agreements.................  The Company has entered into Private Purchase
                              Agreements with the Private Purchasers. The
                              Private Purchase Agreements impose on the Company material indemnification obligations in certain events. See "The Private Offering--Private Purchase Agreements." The Private Purchase Agreements also set forth certain conditions which must be met to complete the Private Offering. See "The Private Offering--Conditions to the Closing; Amendment and Termination."

Private Purchasers..........  The Private Purchasers are Conrad Company, a bank holding company which is controlled by Carl
                              Pohlad, and Wildwood Enterprises. In connection with its purchase of Preferred Stock in the Private Offering, Conrad Company is required to seek approval from the Board of Governors of the Federal Reserve System to purchase more than 4.9% of the voting stock of the Company.

Private Purchasers Minimum
 Obligation.................  The Company has guaranteed the availability, and will sell an aggregate minimum, of $2.5 million (250,000 shares) of Preferred Stock to the Private Purchasers if the Basic Subscription Privilege is exercised in full by the Rights Holders, subject to certain conditions. See "The Private Offering--The Private Offering."

Maximum Private Offering....  The Company will sell up to an aggregate maximum of $5.5 million (550,000 shares) of Preferred Stock to the Private Purchasers, subject to reduction by the Company to reduce the risk that certain tax benefits will be subject to limitation under Section 382 of the Code ("Section 382"). See "Certain Federal Income Tax Consequences."

THE PUBLIC OFFERING

Securities Offered..........  The Company is offering in the Public Offering a minimum of $2.5 million and a maximum of $8.0 million of Preferred Stock. A total of 550,000 Underlying Preferred Shares are being of-fered in the Public Offering pursuant to the ex-ercise of Rights, which includes the Basic Sub-scription Privilege, the Oversubscription Privi-lege and the Standby Purchaser Offering. See "The Rights Offering--Minimum Condition" and "--Sub-scription Privileges." In addition, the Standby Purchasers have agreed to purchase and the Com-pany has guaranteed the availability of an aggre-gate minimum of $1.0 million (100,000 shares) of Preferred Stock at the Subscription Price if, as a result of the exercise of the Basic Subscrip-tion Privilege, the consummation of the Private Offering and the Oversubscription Privilege, an aggregate of $8.0 million of Preferred Stock has been sold. See "The Standby Purchasers."

                              Once the Rights are distributed and until the Ex-piration Time, other than the Reverse Stock Split discussed below, the Company will not effect a reclassification of the Company's equity securi-ties which could have the effect of materially altering the value of the Rights during the pen-dency of the Rights Offering.

Basic Subscription
 Privilege..................  Shareholders of record of the Company's Common
                              Stock at the close of business on the Record Date will receive one nontransferable Right for each share of Common Stock held as of the Record Date. Each Right will entitle the Rights Holder to sub-scribe for 1.624 Underlying Preferred Shares at the Subscription Price. No fractional Rights will be issued. Fractional Rights will be "rounded up" to the next nearest whole number. ONCE A RIGHT HAS BEEN PROPERLY EXERCISED, IT CANNOT BE RE-VOKED.

Oversubscription Privilege..  Each Rights Holder who elects to exercise the
                              Basic Subscription Privilege in full also will be eligible to subscribe at the Subscription Price for 0.376 shares of Preferred Stock (the "Excess Underlying Preferred Shares"), for each Right held, that are not otherwise subscribed for pursuant to the exercise of the Basic Subscription Privilege and are not purchased by the Private Purchasers pursuant to the terms of the Private Offering (i.e., an aggregate of $8.0 million of Preferred Stock has not been purchased by the shareholders pursuant to the Basic Subscription Privilege and the Private Purchasers pursuant to the Private Offering), subject to availability, proration and reduction by the Company under certain circumstances. If an insufficient number of Excess Underlying Preferred Shares is available to satisfy fully all exercises of the Oversubscription Privilege, then the available Excess Underlying Preferred Shares will be prorated among Rights Holders who exercise their Oversubscription Privilege based upon the respective number of shares of Common Stock owned as of the Record Date, and all excess payments shall be returned by mail without interest or deduction promptly after the Expiration Time and after all prorations and adjustments contemplated by the Public Offering and the Private Offering have been effected. Oversubscription Privileges are not transferable. If 45.5% of the Basic Subscription Privilege is exercised by the Rights Holders, and assuming $5.5 million of Preferred Stock is sold pursuant to the Private Offering, participation in the Oversubscription Privilege will not be available to the Rights Holders.

Standby Purchasers..........  The Company anticipates that it will enter into the Standby Purchase Agreements prior to the commencement of the Rights Offering pursuant to which certain institutional investors will severally agree to acquire from the Company a portion of any shares of Preferred Stock remaining after the exercise of the Basic Subscription Privilege, the consummation of the Private Offering and the exercise of the Oversubscription Privilege Rights subject to a maximum standby purchase commitment. The Standby Purchase Agreements are expected to require that the Company sell an aggregate minimum of $1.0 million (100,000 shares) of Preferred Stock at the Subscription Price even if sufficient shares of Preferred Stock are not available after issuance of all shares of Preferred Stock subscribed for by the exercise of the Basic Subscription Privilege, the consummation of the Private Offering and the exercise of the Oversubscription Privilege (the "Minimum Standby Obligation"). In any such case, the Company will issue sufficient new shares to satisfy such Minimum Standby Obligation. The number of shares issuable to any Standby Purchasers may be limited by the Company, if necessary, with certain exceptions, in the sole judgment and discretion of the Company, to reduce the risk that certain tax benefits will be subject to limitation under
                              Section 382 or the risk of any other adverse tax consequence to the Company, either at the time of the Public Offering and the Private Offering or at any subsequent time. See "The Rights Offering--Tax Limitation" and "Standby Purchasers." Purchases by Standby Purchasers pursuant to the Standby Purchase Agreements also will be subject to limitations based on certain regulatory requirements. See "The Rights Offering--Regulatory Limitation" and "Standby Purchasers." The Standby Purchasers (or their transferees) will not be able to offer or sell the shares of Preferred Stock (or shares of Common Stock into which such shares of Preferred Stock are convertible) acquired in the Public Offering in the State of California. This condition will continue to apply until such time as it is removed by the State of California. See "Standby Purchasers."

Reasons for the Public
 Offering and the Private
 Offering...................  The Board of Directors decided to conduct both the Private Offering and the Public Offering (i) to minimize the dilutive effect of the Private Offering and the Standby Purchaser Offering to current shareholders, (ii) to ensure, through the Private Offering, that the Company would obtain sufficient capital to meet bank regulatory re-quirements and (iii) to finance the Company's business strategy in the event the Company's shareholders chose not to participate in the Rights Offering.

Transferability of Rights...  THE RIGHTS ARE NOT TRANSFERABLE.

Record Date.................  May 5, 1997

Subscription Price..........  $10.00 per share. Shares purchased by the Private
                              Purchasers will be purchased at the Subscription Price. Shares purchased by Standby Purchasers pursuant to the Standby Purchase Agreements shall be at the Subscription Price. See "The Private Offering--Subscription Price."

Expiration Time.............  The Rights will expire if not exercised prior to
                              5:00 p.m., Pacific Time, on June 13, 1997, unless extended in the sole discretion of the Company. The number and length of any such extensions will be set at the time of any such extension. See "The Rights Offering-- Expiration Time." RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION TIME WILL EXPIRE AND BECOME WORTHLESS.

Preferred Stock
 Outstanding................  No shares of Preferred Stock are currently out-
                              standing. Giving effect to the Private Purchasers Maximum Offering and the Maximum Standby Offer-ing, a minimum of 800,000 shares of Preferred Stock will be outstanding after the completion of the Public Offering and the Private Offering. Giving effect to the exercise in full of the Ba-sic Subscription Privilege, the Private Purchas-ers Minimum Obligation and the Minimum Standby Obligation, a maximum of 900,000 shares of Pre-ferred Stock will be outstanding after the com-pletion of the Public Offering and the Private Offering. Rights Holders may experience substan-tial dilution of their equity ownership interest and voting power in the Company if they do not exercise the Basic Subscription Privilege and the Oversubscription Privilege. Even if Rights Hold-ers exercise their Basic Subscription Privilege and Oversubscription Privilege in full, they will experience dilution due to the Private Purchasers Minimum Obligation and the Minimum Standby Obli-gation. See "Risk Factors--Dilution of Ownership Interest," "Dilution," and "Business--Legal Proceedings."

Subscription Agent..........  U.S. Stock Transfer Corporation

Information Agent...........  Kissel-Blake Inc.

Financial Advisor...........  The Company and Sandler O'Neill have entered into an agreement pursuant to which Sandler O'Neill is acting as the Company's financial advisor in con-nection with the Public Offering and the Private Offering. The Company has agreed to pay certain fees to, and expenses of, Sandler O'Neill for its services in the Public Offering and the Private Offering. See "The Rights Offering--Financial Ad-visor."

Procedure for Exercising
 Rights.....................  The Basic Subscription Privilege and the
                              Oversubscription Privilege may be exercised by properly completing the Subscription Right Cer-tificate distributed to each Rights Holder and forwarding it (or following the Guaranteed Deliv-ery Procedures, as defined below) with payment of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege, to the Subscription Agent, which must receive such Subscription Right Certificate or Notice of Guar-anteed Delivery and payment at or prior to the Expiration Time. If Subscription Right Certifi-cates are sent by mail, Rights Holders are urged to use insured, registered mail, return receipt requested. See "The Rights Offering--Method of Subscription."

                              If the aggregate Subscription Price paid by an exercising Rights Holder is insufficient to pur-chase the number of Underlying Preferred Shares that the Rights Holder indicates are being sub-scribed for, or if no number of Underlying Pre-ferred Shares to be purchased is specified, then the Rights Holder will be deemed to have exer-cised the Basic Subscription Privilege to pur-chase Underlying Preferred Shares to the full ex-tent of the payment price tendered. If the aggre-gate Subscription Price paid by an exercising Rights Holder exceeds the amount necessary to purchase the number of Underlying Preferred Shares for which the Rights Holder has indicated an intention to subscribe, then the Rights Holder will be deemed to have exercised the Oversubscription Privilege to the full extent of the excess payment tendered.

                              ONCE A RIGHTS HOLDER HAS EXERCISED THE BASIC SUB-SCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIV-ILEGE, SUCH EXERCISE MAY NOT BE REVOKED. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION DATE WILL EXPIRE AND BECOME WORTHLESS.

Persons Holding Common
 Stock, or Wishing to
 Exercise Rights, Through
 Others.....................  Persons holding shares of Common Stock benefi-
                              cially and receiving the Rights issuable with re-spect thereto, through a broker, dealer, commer-cial bank, trust company or other nominee, as well as persons holding certificates for Common Stock directly who would prefer to have such in-stitutions effect transactions relating to the Rights on their behalf should contact the appro-priate institution or nominee and request it to effect such transaction for them. See "The Rights Offering--Method of Subscription--Exercise of Rights."

Minimum Condition...........  The Public Offering and the Private Offering are
                              conditioned upon the receipt of minimum offering proceeds of $5.5 million. In the event the Mini-mum Condition is not achieved, any funds that have been deposited with the Subscription Agent will be returned promptly, without interest. As a result of the Private Purchase Agreements and Standby Purchase Agreements, pursuant to which the Private Purchasers and the Standby Purchasers have agreed to acquire in the aggregate $8.0 mil-lion of Preferred Stock (subject to reduction to avoid certain adverse tax consequences), the Com-pany believes that the Minimum Condition will be satisfied.

Federal Income Tax
 Consequences...............  For United States federal income tax purposes, receipt of Rights by a Rights Holder pursuant to the Rights Offering should be treated as a nontaxable distribution with respect to the Common Stock. See "Certain Federal Income Tax Consequences."

Issuance of Preferred
 Stock......................  Certificates representing shares of Preferred
                              Stock purchased pursuant to the exercise of the Rights pursuant to the Basic Subscription Privilege and the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Public Offering and the Private Offering have been effected.

The Regulatory Limitation...  The Company will not be required to issue
                              Preferred Stock pursuant to the exercise of the Basic Subscription Privilege, the Oversubscription Privilege or the Standby Purchase Agreements to any Rights Holder or to any Standby Purchaser who, in the opinion of the Company, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, at the Expiration Time, such clearance or approval has not been obtained or any required waiting period has not expired. If the Company elects not to issue shares of Preferred Stock in such case, such shares will become available to Rights Holders, the Private Purchasers or Standby Purchasers as to whom such conditions do not apply. See "The Rights Offering--Limitations--The Regulatory
                              Limitation."

The Tax Limitation..........  The number of Underlying Preferred Shares issuable by the Company as a result of exercises of the Basic Subscription Privilege and the Oversubscription Privilege in the aggregate to any Rights Holder or the issuance of shares to the Private Purchasers or the Standby Purchasers shall be limited, with certain exceptions, by the Company, if necessary, in its sole judgment and discretion, to reduce the risk that certain tax benefits will be subject to limitation under
                              Section 382 (the "Section 382 Limitation"), or the risk of any other adverse tax consequences to the Company, either at the time of the Public Offering and the Private Offering or at any subsequent time. Based on current circumstances, the Company does not anticipate that it will have to reduce the number of shares to any Rights Holder or to the Private Purchasers or Standby Purchasers to avoid an adverse effect upon the Company's ability to utilize any federal and state income tax benefits. See "The Rights Offering--Limitations--Tax Limitation."

The Transfer Limitation.....  As part of the Company's efforts to avoid the
                              Section 382 Limitation on the use of its existing tax net operating loss ("NOLs") carryforwards, the terms of the Preferred Stock as reflected in the Company's Amended and Restated Articles of Incorporation (the "Restatement") shall prohibit, and the certificates evidencing the Preferred Stock and the shares of Common Stock issued upon conversion of the Preferred Stock will contain a legend prohibiting, transfer of such Preferred Stock or Common Stock to any person (other than persons to whom the Company is contractually obligated on or before the date of issuance (the "Date of Issuance") of the Preferred Stock in the Public Offering and the Private Offering to transfer up to 4.9% of the Company's stock) if such person is or would become by reason of such transfer the beneficial owner of 4.5% or more (or 4.9% as described above) (a "4.5% Holder") of shares of the Company's stock, as the term is defined, and such ownership is determined, under
                              Section 382 (the "NOL Transfer Restriction"). The NOL Transfer Restriction and the legend will not restrict future transfers (up to 4.9%) by any holder to those persons to whom the Company is contractually obligated on or before the Date of Issuance to transfer up to 4.9% of the Company's stock. The Restatement also will impose the NOL Transfer Restriction on shares of Common Stock currently outstanding and those issued upon conversion of the Preferred Stock or otherwise issued by the Company in the future. The Company has the right to demand that any stock transferred in violation of the NOL Transfer Restriction (the "Transferred Stock") be transferred to the Company and any distributions received on the Transferred Stock be remitted to the Company. In addition, the Company has the right to demand remittance of proceeds received from such initial transfer. The Company shall sell the Transferred Stock in an arm's length transaction and remit the proceeds thereof to the original shareholder. The NOL Transfer Restriction expires (i) on or after three years from the Date of Issuance of the Preferred Stock in the Public Offering and the Private Offering or (ii) upon the occurrence of any transaction in which holders of all outstanding shares of capital stock of the Company receive, or are offered the opportunity to receive, cash, stock or other property for all such shares and upon the consummation of which the acquiror will own at least a majority of the outstanding shares of capital stock. In addition, the Board of Directors of the Company is expressly empowered to waive application of the Transfer Restriction to any specific transaction, provided that such waiver is by resolution of the Board of Directors duly considered and approved by at least a majority of the Board of Directors prior to any such transfer of stock. See "Risk Factors--Restrictions on Transfer" and "The Rights Offering-- Limitations--Transfer
                              Limitation."

Dividends...................  Proceeds from the Public Offering and the Private
                              Offering will not be used to pay dividends on the Preferred Stock. The Company's primary source of funds for the payment of dividends on the Preferred Stock will be dividends received from the Bank and earnings (if any) on proceeds from the Public Offering and the Private Offering retained by the Company. Both the Bank's ability to pay dividends to the Company and the Company's ability to pay dividends on the Preferred Stock are subject to significant regulatory and state law restrictions. See "Risk Factors--Restrictions on Preferred Stock Dividends." The terms of the Preferred Stock provide that dividends may be paid commencing two years after the Date of Issuance. Generally, the Preferred Stock has preference over the payment to or declaration of dividends in respect of stock ranking junior to, and places certain restrictions on dividends in respect to stock ranking on a parity with, the Preferred Stock. Notwithstanding the foregoing, the Company may not pay dividends unless the Bank is in full compliance with federal regulatory capital requirements and is permitted by the OCC to pay dividends to the Company, the Company is permitted by the Reserve Bank to pay dividends and the Company has sufficient retained earnings under California law to pay dividends. When payable, dividends on the Preferred Stock will be paid at the stated rate of 6.5% per share per annum, quarterly, in arrears, in cash. Dividends on the Preferred Stock are not cumulative. See "Description of Capital Stock--Preferred Stock-- Dividends." The Company cannot assess at this time its ability to pay dividends in the immediate future.

Conversion..................  Each share of the Preferred Stock will be immediately convertible at the option of the holder thereof into shares of Common Stock at an initial rate of one share of Common Stock per share of Preferred Stock based on an initial conversion price of $10.00 per share which shall be subject to adjustment upon the occurrence of certain dilutive and other events. See "Description of Capital Stock--Preferred Stock-- Conversion."

Voting Rights...............  Each holder of Preferred Stock is entitled to that number of votes on all matters submitted to the shareholders that is equal to the number of shares of Common Stock into which such holder's shares of Preferred Stock are then convertible. The holders of the Preferred Stock will vote together with the holders of the Common Stock as a single class on all matters except the Preferred Stock will have a separate class vote on (i) matters as to which California law requires a separate class vote of Preferred Stock and (ii) any action to (a) authorize any additional shares of Preferred Stock or authorize or issue shares of capital stock having priority over or ranking on parity with the Preferred Stock, (b) amend, alter or repeal any of the provisions of the Restatement or adopt any Certificate of Designation with respect to any class or series of capital stock so as to adversely affect the rights, preferences and privileges relating to the Preferred Stock or the holders thereof, or waive any of the rights granted to the holders of the Preferred Stock,
                              (c) amend, alter or repeal any of the provisions of the Restatement, or the bylaws, of the Company with respect to the election of directors by cumulative voting or (d) the issuance of any authorized shares of Preferred Stock except in connection with the Public Offering and the Private Offering or the Warrant (as defined herein). See "Description of Capital Stock."

Redemption..................  The Preferred Stock will be redeemable by the
                              Company, in whole or in part, at the option of the Company at any time after three years after the Date of Issuance (the "Beginning Redemption Date"), at a redemption price per share in cash equal to 105% of the original purchase price of $10.00 per share, plus declared but unpaid divi-dends. The applicable percentage of the original purchase price will decline by one percentage point every anniversary of the Beginning Redemp-tion Date thereafter until five years after the Beginning Redemption Date and thereafter when the Preferred Stock may be redeemed at 100% of the original purchase price per share, plus declared but unpaid dividends.

                              There is no sinking fund requirement for redemp-tion of the Preferred Stock. See "Description of Capital Stock--Preferred Stock--Redemption Option of the Company."

Liquidation Preference......  Each share of Preferred Stock will have a liqui-
                              dation preference of $10.00 per share plus de-clared but unpaid dividends, but subordinated to any and all indebtedness of the Company and the Bank, including deposits. See "Description of Capital Stock--Preferred Stock--Liquidation
                              Rights."

No Board or Financial
 Advisor Recommendations....  An investment in the Preferred Stock must be made pursuant to each investor's evaluation of such investor's best interests. ACCORDINGLY, NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR SANDLER O'NEILL MAKES ANY RECOMMENDATION TO RIGHTS HOLD-ERS OR STANDBY PURCHASERS REGARDING WHETHER THEY SHOULD EXERCISE THEIR RIGHTS OR OTHERWISE PUR-CHASE PREFERRED STOCK.

Nasdaq Stock Market Symbol
 for Common Stock...........  "MBLA"

Nasdaq Stock Market for
 Preferred Stock............  The Company intends to file an application to have the Preferred Stock approved for quotation on the Small Cap tier of the Nasdaq Stock Market if there are an adequate number of publicly held shares of Preferred Stock to meet the require-ments of Nasdaq. No assurance can be made that such application will be approved. See "Risk Fac-tors--Absence of Market for the Preferred Stock."

Nasdaq Stock Market Symbol
 for Preferred Stock........  "MBLAP"

Right to Terminate Public
 Offering...................  The Company expressly reserves the right, in its sole and absolute discretion, at any time prior to delivery of the shares of Preferred Stock of-fered hereby, to terminate the Public Offering if the Public Offering is prohibited by law or regu-lation or the Board of Directors concludes, in its judgment, that it is not in the best inter-ests of the Company, and its shareholders, to complete the Public Offering under the circum-stances. If the Public Offering is terminated, all funds received pursuant to the Public Offer-ing will be promptly refunded, without interest.

Shareholder Approval........  The Annual Meeting of Shareholders will be held on June 18, 1997 at 7:00 p.m. at Mercantile
                              National Bank, 1840 Century Park East, Main
                              Floor, Los Angeles, California (the "Annual
                              Meeting"). At the Annual Meeting, shareholders will be asked to vote on, among other things, (i) the election of directors; (ii) approval of the Reverse
                              Stock Split, (iii) approval of the NOL Transfer Restriction and (iv) approval of the terms and conditions of the Preferred Stock. A separate proxy statement is being sent to Record Holders with respect to the Annual Meeting. No assurance can be made that the Reverse Stock Split, NOL Transfer Restriction or terms and conditions of the Preferred Stock will be approved by the requisite vote of the Company's shareholders.

             SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table presents selected consolidated financial and other data of the Company for each of the years in the five years ended December 31, 1996. The data as of and for each of the five years in the period ended December 31, 1996 should be read in conjunction with, and is qualified in its entirety by, the more detailed information included elsewhere in this Prospectus, including the Company's audited Consolidated Financial Statements and the Notes thereto.

                                             AT DECEMBER 31,
                          ----------------------------------------------------------
                             1996        1995        1994        1993        1992
                          ----------  ----------  ----------  ----------  ----------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
 Assets.................  $  109,416  $  131,992  $  232,979  $  303,120  $  351,638
 Securities.............      18,630      20,417      62,056      83,674     101,233
 Loans receivable.......      62,547      82,012     115,284     161,791     175,736
 Allowance for credit
  losses................       2,969       3,805       3,063       6,697       6,009
 Deposits:
 Interest-bearing
  demand, money market
  accounts and savings..      28,454      28,565      44,363      61,876      73,663
 Noninterest-bearing de-
  mand..................      34,752      44,579      87,430     110,607     141,849
 Time certificates of
  deposit...............      40,648      47,099      76,022      96,363      92,724
                          ----------  ----------  ----------  ----------  ----------
 Total deposits.........     103,854     120,243     207,815     268,846     308,236
                          ----------  ----------  ----------  ----------  ----------
 Shareholders' equity...       4,845       6,011      10,308      22,199      21,601
 Book value per
  share(1)..............        1.57        1.95        3.35        7.29        7.12
 Book value per
  share(2)..............       14.31       17.75       30.44       66.28       64.69
 Shares of common stock
  outstanding(1)........   3,078,146   3,078,146   3,078,146   3,044,446   3,035,379
 Shares of common stock
  outstanding(2)........     338,630     338,630     338,630     334,923     333,925
CONSOLIDATED CAPITAL RA-
 TIOS:
 Tier 1 risk-based......        6.96%       6.96%       9.84%      11.94%       9.85%
 Total risk-based.......        8.25%       8.25%      11.11%      13.25%      11.12%
 Leverage...............        4.68%       4.68%       5.65%       7.11%       7.39%
ASSET QUALITY:
 Nonaccrual loans.......  $      928  $      573  $    3,426  $    7,780  $    6,316
 Troubled debt
  restructurings........       5,016       5,167       5,582       5,584       5,043
 Loans contractually
  past due 90 or more
  days with respect to
  either principal or
  interest and still
  accruing interest.....         300         221       1,507       2,502          47
                          ----------  ----------  ----------  ----------  ----------
  Total nonperforming
   loans................       6,244       5,961      10,515      15,866      11,406
 Other real estate
  owned(3)..............         556         581       1,529       6,175       5,613
                          ----------  ----------  ----------  ----------  ----------
 Total nonperforming as-
  sets..................       6,800       6,542      12,044      22,041      17,019
ASSET QUALITY RATIOS:
 Nonaccrual loans to to-
  tal assets............         0.8%        0.4%        1.5%        2.6%        1.8%
 Nonaccrual assets to
  total assets(4).......         1.4%        0.9%        2.1%        4.6%        3.4%
 Allowance for credit
  losses to nonaccrual
  loans.................       319.9%      664.0%       89.4%       86.1%       95.1%
 Allowance for credit
  losses to nonaccrual
  assets(4).............       200.1%      329.7%       61.8%       48.0%       50.4%
 Classified assets to
  allowance for credit
  losses plus
  shareholders' equity..       106.2%       79.1%      149.2%      139.4%      156.7%
 Classified assets to
  allowance for credit
  losses plus
  shareholders'
  equity(5).............        43.9%       29.5%      112.8%      122.5%      139.1%
OTHER DATA:
 Full-time equivalent
  employees.............          44          52          61          92         113

                                                   (continued on following page)

                                              FOR THE YEAR
                                           ENDED DECEMBER 31,
                         -------------------------------------------------------------
                            1996         1995         1994         1993        1992
                         ----------   ----------   ----------   ----------  ----------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
 Net interest income.... $    5,678   $    7,655   $   15,374   $   14,692  $   14,956
 Provision for credit
  losses................        --         2,307        7,330        2,000       3,050
 Other operating (loss-
  es) income............        502       (1,315)      (2,857)       1,474       2,140
 Other operating ex-
  penses(6).............      8,003       11,233       13,714       14,058      17,014
                         ----------   ----------   ----------   ----------  ----------
 (Loss) Income before
  income taxes and
  cumulative effect of
  change in accounting
  principle.............     (1,823)      (7,200)      (8,527)         108      (2,968)
 Income tax benefit.....       (579)         --           --           --          --
 Cumulative effect of
  change in accounting
  principle.............        --           --           --            63         --
                         ----------   ----------   ----------   ----------  ----------
 Net (loss) income...... $   (1,244)  $   (7,200)  $   (8,527)  $      171  $   (2,968)
                         ==========   ==========   ==========   ==========  ==========
PER SHARE DATA:
 (Loss) income per share
  before income taxes
  and cumulative effect
  of change in
  accounting
  principle(7).......... $    (0.59)  $    (2.34)  $    (2.79)  $     0.03  $    (0.98)
 (Loss) income per share
  before income taxes
  and cumulative effect
  of change in
  accounting
  principle(2)..........      (5.38)      (21.26)      (25.37)        0.31       (8.89)
 Net (loss) income per
  share (fully
  diluted)(7)...........      (0.40)       (2.34)       (2.79)        0.05       (0.98)
 Net (loss) income per
  share (fully
  diluted)(2)...........      (3.67)      (21.26)      (25.37)        0.49       (8.89)
 Weighted average shares
  outstanding(7)........  3,078,146    3,078,146    3,055,584    3,041,268   3,035,379
 Weighted average shares
  outstanding(2)........    338,630      338,630      336,148      334,573     333,925
SELECTED PERFORMANCE
 RATIOS:
 (Loss) return on
  average shareholders'
  equity................     (22.16)%     (79.71)%     (44.68)%       0.79%     (12.04)%
 (Loss) return on aver-
  age assets............      (1.11)%      (4.82)%      (3.47)%       0.06%      (1.01)%
 Other operating expense
  to average assets(8)..       6.24 %       7.52 %       5.58 %       4.83%       5.78 %
 Net interest margin....       5.31 %       5.52 %       6.77 %       5.56%       5.53 %

-------
(1) Does not give effect to outstanding options and warrants to purchase Common Stock. See "Dilution."
(2) Pro forma after giving effect to the Reverse Stock Split.
(3) Includes other real estate owned ("OREO") acquired by the Bank through legal foreclosure or deed-in-lieu of foreclosure and loans classified as in-substance foreclosures.
(4) Nonaccrual assets include nonaccrual loans plus OREO.
(5) Excludes one loan, a trouble debt restructuring, with a principal balance of $4.9 million at December 31, 1996, 1995, 1994, 1993 and 1992, respectively. This loan is secured by a first deed of trust on a single-family residence which, as of December 1996, had an appraised value of $10.0 million.
(6) Includes a $1.0 million legal settlement for the year ended December 31, 1996. See "Business--Legal Proceedings--Other Litigation."
(7) The weighted average number of shares of Common Stock outstanding for the years ended December 31, 1996, 1995 and 1994 was used to compute loss per share data as the use of average shares outstanding including Common Stock equivalents would be antidilutive. The weighted average number of shares used to compute fully diluted earnings per share in 1993 and 1992 was 3,171,250 and 3,035,660, respectively. The weighted average number of shares used to compute (loss) income per share does not give effect to the proposed 9.09 to one reverse stock split.
(8) Excluding a $1.0 million legal settlement for the year ended December 31, 1996.

                         SUMMARY OF RECENT DEVELOPMENTS

  The following tables set forth certain unaudited financial data at March 31, 1997 and for the three months ended March 31, 1997 and 1996. The data at March 31, 1997 and for the three months ended March 31, 1997 and 1996 is derived from the unaudited financial statements of the Company. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements, and include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Results for the three months ended March 31, 1997 should not be considered necessarily indicative of the results to be expected for the full year. The information presented below is qualified in its entirety by the detailed information and financial statements included elsewhere in this Prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the audited consolidated financial statements of the Company and notes thereto appearing elsewhere in this Prospectus.

                                                           AT           AT
                                                        MARCH 31,  DECEMBER 31,
                                                          1997         1996
                                                       ----------- ------------
                                                       (UNAUDITED)
   BALANCE SHEET DATA:
   Assets.............................................  $ 102,768   $ 109,416
   Securities.........................................     24,612      18,630
   Loans receivable...................................     59,949      62,547
   Allowance for credit losses........................      2,646       2,969
   Deposits:
     Interest-bearing demand, money market accounts
      and savings.....................................     27,890      28,454
     Noninterest-bearing demand.......................     35,121      34,752
     Time certificates of deposit.....................     34,152      40,648
   Total deposits.....................................     97,163     103,854
   Shareholders' equity...............................      4,672       4,845
   Shares of common stock outstanding.................  3,078,146   3,078,146
   Period end book value per share....................  $    1.50   $    1.57
   CONSOLIDATED CAPITAL RATIOS:
   Tier 1 risk based..................................       7.11%       6.96%
   Total risk based...................................       8.39%       8.25%
   Leverage...........................................       4.64%       4.68%
   ASSET QUALITY:
   Nonaccrual loans...................................  $     871   $     928
   Nonperforming assets...............................      6,408       6,800
   ASSET QUALITY RATIOS:
   Nonaccrual loans to total assets...................        0.8%        0.8%
   Nonaccrual assets to total assets..................        1.4%        1.4%
   Allowance for credit losses to nonaccrual loans....      303.8%      319.9%
   Allowance for credit losses to nonaccrual assets...      190.4%      200.1%

                                                       FOR THE THREE MONTHS
                                                          ENDED MARCH 31,
                                                       -----------------------
                                                          1997         1996
                                                       ----------   ----------
   STATEMENT OF OPERATIONS DATA:
   Net interest income................................ $    1,304   $    1,453
   Provision for credit losses........................         --           --
   Other operating income.............................        118          168
   Other operating expense............................      1,557        1,757
   Loss before taxes..................................       (135)        (136)
   Income tax benefit.................................         --           --
   Net loss...........................................       (135)        (135)
   SELECTED PERFORMANCE RATIOS:(1)
   Return on average assets...........................      (0.52)%      (0.44)%
   Return on average shareholders' equity.............     (11.08)%      (8.74)%
   Other operating expense to average assets..........       6.04 %       5.67 %
   Net interest margin................................       5.32 %       4.93 %

--------
(1) Ratios for the three months ended March 31, 1997 and 1996 are annualized.

GENERAL

  The Company recorded a net loss of $135,000 for the first quarter of 1997, compared with a net loss of $136,000 for the first quarter of 1996. The consistency in the loss for 1997 versus 1996 was primarily attributable to reductions in net interest income and noninterest income offset by similar reductions in noninterest expense.

  Total nonperforming assets decreased to $6.4 million at March 31, 1997 from $6.8 million at December 31, 1996. Classified assets at March 31, 1997 decreased to $7.8 million from $8.3 million at March 31, 1996. The Company continues to aggressively pursue strategies for reducing nonperforming and classified assets.

NET INTEREST INCOME

  For the first quarter of 1997, net interest income decreased $149,000, or 10.3%, from the first quarter of 1996. Net interest income decreased primarily due to the decrease in interest income exceeding the decrease in interest expense. Interest income decreased $330,000, or 14.1%, due primarily to a $15.8 million or 20.9% decrease in loans. Investment securities (including federal funds sold) decreased by $3.3 million or 8.1%. The impact on earnings of reduced interest income was partially offset by a $181,000, or 20.3%, decrease in interest expense the first quarter of 1997, compared with 1996. The decrease resulted primarily from an $11.2 million, or 15.3%, decrease in interest bearing deposits. Despite the decrease in interest income, net interest margin improved from 4.93% to 5.32%, due primarily to improved yield on earning assets and the decrease in interest bearing liabilities noted above.

PROVISION FOR LOAN LOSSES

  As a result of management's periodic analysis of the adequacy of the allowance for credit losses, there was no provision for credit losses for the quarters ended March 31, 1997 and 1996. Recoveries on loans previously charged-off during the first quarter of 1997 amounted to $126,000.

OTHER OPERATING INCOME

  Other operating income decreased $50,000 in the first quarter of 1997 compared with the first quarter of 1996, primarily because of a reduction in investment service income due to the restructuring of the Investment Service Division in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Operating Income."

OTHER OPERATING EXPENSES

  Other operating expenses decreased $200,000 during the first quarter of 1997 compared with the first quarter of 1996, primarily due to a $141,000 decrease in professional services as a result of reductions of the use of outside consultants and the streamlining of operating functions.

DEPOSITS

  Total deposits decreased to $97.2 million at March 31, 1997 from $103.9 million at December 31, 1996, primarily as a result of a reduction of $6.5 million in time certificate of deposits.

LIQUIDITY AND CAPITAL RESOURCES

  At March 31, 1997, the Company's and the Bank's Tier 1 risk based capital ratios were 7.11% and 7.10%, respectively, total risk based capital ratios were 8.39% and 8.38%, respectively, and leverage ratios were 4.64% and 4.63%, respectively. The Bank is not in compliance with the requirements of the Formal Agreement that it achieve and maintain a leverage ratio of 6.50% and achieve and maintain a Tier 1 risk based capital ratio of 10.00%. As of March 31, 1997, $1,954,000 additional capital was necessary for the Bank to meet the capital requirements of the Formal Agreement. See "Risk Factors--Regulatory Agreements and Capital Requirements."

                                 RISK FACTORS

  THE PURCHASE OF PREFERRED STOCK IN THE PUBLIC OFFERING INVOLVES A SIGNIFICANT DEGREE OF INVESTMENT RISK. IN DETERMINING WHETHER TO MAKE AN INVESTMENT IN THE PREFERRED STOCK, RIGHTS HOLDERS AND STANDBY PURCHASERS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION CONTAINED HEREIN. CERTAIN MATTERS DISCUSSED IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE LITIGATION REFORM ACT OF 1995 AND AS SUCH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE, OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENT EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SPECIFICALLY, THE FOLLOWING IMPORTANT FACTORS COULD AFFECT THE COMPANY'S BUSINESS AND CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENT MADE BY, OR ON BEHALF OF THE COMPANY IN THIS
PROSPECTUS: (1) GENERAL ECONOMIC CONDITIONS IN ITS MARKET AREA WHICH COULD HAVE A MATERIAL ADVERSE IMPACT ON THE QUALITY OF THE BANK'S LOAN PORTFOLIO AND THE DEMAND FOR ITS PRODUCTS AND SERVICES; (2) INTEREST RATES MAY VARY SUBSTANTIALLY FROM PRESENT LEVELS AND RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS CURRENTLY ANTICIPATED; (3) THE BANKING INDUSTRY IS SUBJECT TO EXTENSIVE FEDERAL AND STATE REGULATIONS, AND SIGNIFICANT NEW LAWS OR CHANGES IN, OR REPEALS OF, EXISTING LAWS MAY CAUSE RESULTS TO DIFFER MATERIALLY; (4) CIRCUMSTANCES AFFECTING THE NATURE OR LEVEL OF COMPETITION MAY CHANGE, SUCH AS THE MERGER OF COMPETING FINANCIAL INSTITUTIONS OR THE ACQUISITION OF CALIFORNIA INSTITUTIONS BY OUT-OF-STATE COMPANIES, AND RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS CURRENTLY ANTICIPATED; AND (5) LOSSES MAY BE SUSTAINED BECAUSE BORROWERS, GUARANTORS AND RELATED PARTIES MAY FAIL TO PERFORM IN ACCORDANCE WITH THE TERMS OF THEIR LOANS AND THE BANK'S POLICIES AND PROCEDURES MAY NOT PREVENT UNEXPECTED LOSSES THAT COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

RISK OF FAILURE TO EXECUTE BUSINESS STRATEGY

  The Bank's business strategy represents a refinement of its historical focus since it contemplates that the Bank will emphasize further its current market niches of business and private banking and entertainment and will extend its operations to include the closely related niche market of technology/multimedia. As part of its business and private banking focus, the Bank intends to increase its emphasis on medical banking relationships, taking advantage of the proximity of several major hospital/medical centers and numerous health services-related companies in West Los Angeles. There can be no assurance, however, that the Company will be successful in maintaining or increasing its access to these markets. In addition, part of the Company's business strategy following the Public Offering and the Private Offering is to acquire other financial service-related companies including "in-market" acquisitions with banks of similar size and market presence. No assurance can be made that such acquisitions can be made, or that the Company will be able to obtain regulatory approval to make any acquisitions. The Company has no current understandings or agreements and is not presently negotiating with respect to any such acquisitions. Further, the Company's ability to execute its business strategy depends upon many factors, including competitive and economic conditions, such as the ability to retain qualified personnel, which are beyond the Company's control. See "The Company--Business Strategy."

RISK OF CONTINUING LOSSES

  The economic recession and substantial declines in real estate values in Southern California, combined with certain operational deficiencies noted by the Company's and the Bank's primary regulators, led to high levels of nonperforming assets and net charge-offs from 1991 through 1996. The foregoing factors significantly contributed to a decline in earnings experienced by the Bank during that time, culminating with a net loss of $7.2 million or $21.26 per share (pro forma after giving effect to the Reverse Stock Split) for the year ended December 31, 1995. The net loss for the year ended December 31, 1996 was $1.2 million or $3.67 per share (pro forma after giving effect to the Reverse Stock Split), including a charge of $1.0 million for the settlement of a pending lawsuit against the Bank. See "Business--Litigation." The ability of management to restore the Bank to consistent profitability will depend on, among other factors, its ability to increase the level of earning assets and to continue to reduce and control the level of nonperforming assets and other operating expenses. There can be no assurance that the Bank will be able to achieve these objectives and thereby return the Bank to consistent profitability and the Company is unable to assess at this time whether it will return to profitability during 1997.

ECONOMIC CONDITIONS IN THE COMPANY'S MARKET AREA

  The Bank's business is subject to fluctuations in interest rates, general national and local economic conditions and consumer and institutional confidence in the Bank. Virtually all of the Bank's lending activities are conducted in Southern California. The Southern California economy and real estate market have suffered from the effects of a prolonged recession that has had a substantial adverse impact on the Company and the Bank, affecting the ability of certain borrowers of the Bank to repay their obligations to the Bank. While the Southern California economy has recently shown signs of recovery in certain segments, a continuation of the recession or a worsening of economic conditions in the region or in the Bank's market areas could have an adverse impact on the Company's operations and financial condition.

  Fluctuations in economic conditions are neither predictable nor controllable and may have materially adverse consequences on the Company's business, even if other favorable events occur. Such adverse effects could include further deterioration in the quality of the loan portfolio, a continuation of high levels of nonaccrual loans and charge-offs, a limited ability to increase loans and increased provisions for loan losses.

ADEQUACY OF ALLOWANCE FOR CREDIT LOSSES

  Substantial provisions for credit losses for the years ended December 31, 1990 through 1995 were necessitated by high levels of nonperforming loans and charge-offs. The provision for credit losses for the year ended December 31, 1995 decreased 68.5% from the year ended December 31, 1994. During 1995, the Company's net charge-offs were $1.6 million, compared with $11.0 million of net charge-offs for the year ended December 31, 1994. For the year ended December 31, 1996, the Company's net charge-offs were $836,000. There was no provision for credit losses during 1996.

  At December 31, 1996, the allowance for credit losses was $3.0 million or 4.7% of loans receivable. The Bank's ratio of classified assets (loans that have been graded substandard and doubtful according to the Bank's grading policy and "OREO") to allowance for credit losses plus shareholders' equity was 106% and 79% at December 31, 1996 and 1995, respectively. The Board of Directors reviews the adequacy of the allowance for credit losses on a quarterly basis. Management utilizes its judgment in conjunction with an analysis prepared by an outside loan review firm to determine the provision for credit losses and establish the allowance for credit losses. However, the allowance is established based on information that exists at any given point in time and may require substantial additions depending on future events. In addition, regulatory agencies, as an integral part of their examination process, periodically review the adequacy of the Bank's allowance for credit losses. Federal banking agencies may require the Bank to recognize additions to the allowance for credit losses based upon their judgment of the information available to them at the time of their examination. See "Business--Allowance for Credit Losses."

EXPOSURE TO FLUCTUATIONS IN VALUE OF REAL ESTATE COLLATERAL

  At December 31, 1996, approximately 63% of the Bank's aggregate principal amount of loans were secured by real estate collateral. Approximately 42% of the Bank's loans were secured by commercial real estate, approximately 5% were secured by multifamily real estate, approximately 11% were secured by single family real estate and approximately 5% were secured by real estate construction and land development projects. See "Business--Loan Portfolio." The value of the Bank's real estate collateral has been, and could in the future continue to be, adversely affected by the economic recession and its impact on the real estate market in Southern California. See "Risk Factors-- Economic Conditions in the Company's Market Area."

HIGH LEVEL OF NONPERFORMING ASSETS

  Although nonperforming assets have decreased significantly since 1993, the level remains high. As of December 31, 1996, total nonperforming assets were $6.8 million comprised of $928,000 of nonaccrual loans, $300,000 of loans delinquent for 90 days or more but still accruing interest, $5.0 million of restructured loans and $556,000 of OREO. Nonperforming assets totaled 10.9% of total loans receivable as of such date. One loan represents $4.9 million of the total $6.8 million of restructured loans. The level of nonperforming assets may remain high in the future and the levels of nonaccrual loans and OREO may fluctuate from period to period as problem loans are worked out and in some instances additional properties are taken into OREO. Further, depending on real estate values, the overall economy in Southern California and other circumstances, the resolution of problem loans and liquidation of OREO may be more costly than presently anticipated and may require the Bank to make provisions for loan losses and incur OREO-related expenses higher than in prior periods.

REQUIREMENT OF SHAREHOLDER APPROVAL OF REVERSE STOCK SPLIT

  Under Section 902 of the General Corporation Law of the State of California, the shareholders of the Company must approve the Reverse Stock Split. The Company is seeking such approval at its annual meeting to be held June 18, 1997. The Company currently has authorized one million shares of Preferred Stock. The Reverse Stock Split would reduce the number of outstanding shares of Common Stock thereby ensuring that the Company will have enough authorized shares of Preferred Stock to issue in connection with the Public Offering and the Private Offering. In connection with the Bank's restructure of its lease for its headquarters, the Company issued to the Bank's landlord a seven-year warrant (the "Warrant") to purchase up to 9.9% of the outstanding shares of Company capital stock at the lower of $1.50 per share or the lowest price at which such shares are offered in a public offering (with certain exceptions) or may be purchased by any other person pursuant to an option, warrant or other right granted by the Company (with certain exceptions) on or before December 31, 1997. If the Reverse Stock Split does not occur, and the Company proceeds with the Public Offering and the Private Offering, the Company would be required to sell to the Bank's landlord Preferred Stock at $1.50 per share as opposed to the proposed $10.00 per share price contemplated by the Public Offering and the Private Offering.

POSSIBLE LOSS OF TAX BENEFITS

  As of December 31, 1996, the Company had NOL carryforwards of $22.3 million and $11.8 million for federal and state purposes, respectively. The acquisition of the Underlying Preferred Shares as a result of the exercise of Rights pursuant to the Basic Subscription Privilege or the Oversubscription Privilege, or the issuance of shares to Private Purchasers or Standby Purchasers, combined with future trading in the Company's Common or Preferred Stock, could result in an "ownership change" within the meaning of Section 382 of the Code. If the Public Offering and the Private Offering, or if future trading in the Common or Preferred Stock was to cause such an ownership change, the Company's ability to use its NOL carryforwards in the future could be adversely affected. The Company has reserved the right in its sole judgment and discretion to limit the number of Underlying Preferred Shares issued to any person or control group as a result of exercises of Rights or under the Private Purchase Agreements and Standby Purchase Agreements to reduce the risk that the limitation imposed by Section 382 will apply. The Company has obtained the opinion of Deloitte & Touche LLP that, subject to certain limitations, the Public Offering and the Private Offering should not result in an ownership change within the meaning of Section 382 of the Code. However, even though management believes the Public Offering and the Private Offering are structured to preserve the NOL carryforwards, there can be no assurance that the Company's ability to use the NOL carryforwards will not be adversely affected by future trading in the Company's Common or Preferred Stock. See "The Rights Offering--Limitations--Tax Limitation."

RESTRICTIONS ON TRANSFER

  As part of the Company's efforts to avoid the Section 382 Limitation on the use of its NOL carryforwards, the NOL Transfer Restriction shall prohibit, and the certificates evidencing all outstanding and newly issued shares of capital stock of the Company will contain a legend prohibiting, transfer of any capital stock to any person if such person is or would become by reason of such transfer a 4.5% Holder (or the beneficial owner of more than 4.9% with respect to persons to whom the Company is contractually obligated on or before the Date of Issuance to transfer up to 4.9% of the Company's stock) as the term "stock" is defined, and such ownership is determined, under Section 382. See "The Rights Offering--Limitations--Tax Limitation" and "The Rights Offering--Limitations--Transfer Limitation." The NOL Transfer Restriction will limit the ability of the

Company's current and future shareholders from transferring shares to persons whose beneficial ownership would consequently exceed the limit without the prior approval of the Company. See "The Rights Offering--Limitations--Transfer Limitation." The NOL Transfer Restriction may result in the Company's capital stock being less liquid than stock without such a transfer restriction.

POTENTIAL INFLUENCE ON THE COMPANY BY THE CONRAD COMPANY

  Pursuant to one of the Private Purchase Agreements, the Conrad Company has agreed to acquire in the Private Offering between 25.0% and 55.0% of the Preferred Stock (or between 18.2% and 40.0% of the Common Stock assuming full conversion), assuming the maximum amount of $9.0 million is raised in the Public Offering and the Private Offering, depending on the level of participation of the Rights Holders in the Rights Offering. In addition, pursuant to the terms of the Private Offering, each of the Private Purchasers has a right of first refusal, under certain circumstances, to acquire additional shares of capital stock of the Company, to retain its pro rata existing ownership of capital stock, upon the same terms and conditions pursuant to which the Company may propose to offer shares of its capital stock for sale in the future. See "The Private Offering--Certain Covenants--Right of First Refusal." The NOL Transfer Restriction applies equally to the transfer of shares by the Conrad Company. Following the consummation of the Public Offering and the Private Offering, the Conrad Company may be in a position to exert significant influence over corporate policy and the outcome of matters submitted to a vote of shareholders. Conrad Company may have interests different from that of other shareholders. Pursuant to the terms of the Private Offering, the Company has agreed to nominate, and to use its reasonable best efforts to cause to be elected as directors of the Company, that number of persons designated by the Conrad Company which Conrad Company or any affiliate thereof is entitled to elect based on the cumulative voting provisions of the Company's bylaws. Other Board members and senior management of the Company are not obligated to vote their respective shares of capital stock in the Company in favor of such nominees. Based on a Board of Directors of the Company consisting of eight directors, the Conrad Company will be entitled to have between 1 and 3 directors nominated, depending on the percentage ownership the Conrad Company acquires in the Private Offering. Until such time as a nominee of Conrad Company shall have been elected to the Board of Directors, Conrad Company is entitled to have its representative in attendance at all meetings of the Board. In addition, there can be no assurance that the concentration of ownership will not have an adverse effect on the market for remaining shares of Common and Preferred Stock.

REQUIREMENT OF REGULATORY APPROVAL FOR INVESTMENT OF PRIVATE PURCHASER

  Conrad Company, a Private Purchaser, and currently a bank holding company, has filed an application with the Reserve Bank to acquire more than 4.9% of the voting stock of the Company. If Conrad Company's application is not approved by the Board of Governors of the Federal Reserve System, the Public Offering and the Private Offering will not be consummated unless there is adequate participation by the Company's shareholders in the Rights Offering and by the Standby Purchasers to meet the Minimum Condition.

RESTRICTIONS ON PREFERRED STOCK DIVIDENDS

  There can be no assurance that the Company will generate earnings in the future which would permit the declaration of dividends. Further, it is anticipated that for the foreseeable future any earnings which may be generated will be retained for the purpose of increasing the Company's and the Bank's capital and reserves to facilitate growth. The Company is prohibited by the terms of the 1995 MOU from declaring or paying a dividend without approval of the Reserve Bank. In addition, the primary source of such dividends is likely to be dividends from the Bank. Under the 1995 Formal Agreement and OCC regulations, the Bank is precluded from paying dividends without OCC approval until it is in compliance with applicable capital requirements. The capital requirements set forth in the 1995 Formal Agreement require the Bank to maintain a Tier 1 risk-based capital ratio of at least 10% and a leverage capital ratio of at least 6.5%. Such ratios currently maintained by the Bank are 6.95% and 4.67%, respectively. See "The Company--Regulatory Agreements." As a California corporation, the Company may not make a distribution to its shareholders (which includes a payment of dividends but not stock dividends) unless the Company has sufficient retained earnings under the Retained Earnings Test. The Retained Earnings Test is defined as the Company's retained earnings (determined on a consolidated basis according to generally accepted accounting principles) or if, immediately after giving effect to the distribution, all of the Company's assets equal
1.25 times the Company's liabilities (the "Retained Earnings Test"). The Company's accumulated deficit of $19.7 million as of March 31, 1997 requires the Company to record cumulative net earnings in excess of $19.7 million before a dividend can be paid under the Retained Earnings Test. If assets equal 1.25 times liabilities subsequent to a distribution, the Company may pay a dividend prior to recording cumulative earnings of $19.7 million. At the present time, the Company does not meet the Retained Earnings Test and no assurance can be made as to when, if ever, such test will be met. The terms of the Preferred Stock provide that dividends on the Preferred Stock may be paid commencing two years after the Date of Issuance. Notwithstanding the foregoing, the Company may not pay dividends unless the Bank is in full compliance with federal regulatory capital requirements, the Company and the Bank are permitted by the OCC to pay dividends to the Company and the Company meets the Retained Earnings Test. Dividends on the Preferred Stock will not accumulate. The Company cannot assess at this time its ability to pay dividends in the immediate future.

DEPENDENCE ON EXECUTIVE MANAGEMENT

  The successful implementation of the Company's business strategy is dependent upon the efforts of certain of its executive management. The loss of the services of any of the Company's executive officers or the failure to replace such persons promptly with qualified personnel should their services become unavailable could place the Company in noncompliance with the 1995 Formal Agreement and the 1995 MOU, could lead to further regulatory action against the Company, and could have a material adverse effect on the Company's results of operations. The Company and the Bank have experienced significant changes in senior management since November 1995, including the hiring of Scott A. Montgomery in November 1995 as Executive Vice President and Chief Administrative Officer of the Company and President and Chief Executive Officer of the Bank, Joseph W. Kiley III in August 1996 as Executive Vice President and Chief Financial Officer of the Company and the Bank, Carol Ward in July 1996 as Executive Vice President and Operations Administrator of the Bank, Allan Dietrich in November 1996 as Senior Vice President of Business Banking, Carl Raggio, III as of May 1, 1997 as Executive Vice President and Chief Credit Officer and Melanie Krinsky in April 1997 as Senior Vice President and Head of the Entertainment Department. See "Directors and Executive Officers." In addition, as of April 28, 1997, five middle management officers, with an average of 16 years of banking experience, have been hired by the Bank in departments such as management information systems, note department, business and private banking and entertainment. The implementation of the Company's business strategy will require the hiring of additional personnel with specific product experience. The Company faces substantial competition for skilled and experienced personnel and there can be no assurance that the Company will be successful in attracting such personnel. Historically, the Company has experienced difficulty in attracting and retaining qualified senior and executive management. The Company has entered into an employment agreement with Scott Montgomery which expires on December 31, 1999. Apart from the agreement with Mr. Montgomery, there can be no assurance, however, that the Company can retain the services of its current management team, or that the Company can replace any of its executives promptly should their services become unavailable.

REGULATORY AGREEMENTS AND CAPITAL REQUIREMENTS

  Following supervisory examinations of the Bank conducted in 1995, the Bank entered into the 1995 Formal Agreement with the OCC. The 1995 Formal Agreement, among other requirements, provides that the Bank must maintain a Tier 1 risk-based capital ratio of at least 10% and a leverage capital ratio of at least 6.5%. The Company also entered into the 1995 MOU with the Reserve Bank. Among other requirements, the 1995 MOU prohibits the Company from paying dividends without prior approval of the Reserve Bank and requires the submission of a plan to increase the Bank's capital ratios. See "The Company-- Regulatory Agreements." At December 31, 1996, the Bank's Tier 1 risk-based capital ratio was 6.95% and its leverage capital ratio was 4.67%. In order to reach compliance with the capital requirements of the 1995 Formal Agreement, the Company will have to receive and downstream to the Bank approximately $2.5 million of net proceeds in the Public Offering and the Private Offering, assuming the level of assets remains constant with that of December 31, 1996 and the investment of such proceeds in 100% risk-weighted assets. See "Regulation."

POTENTIAL ADDITIONAL REGULATORY ACTIONS

  Bank holding companies and banks, such as the Company and the Bank, and their institution-affiliated parties are subject to potential enforcement actions by the OCC or the Reserve Bank for any unsafe or unsound practices in conducting their business or for violations of any law, rule or regulation, any cease and desist or consent order, or any written agreement with the agency, such as the 1995 Formal Agreement and the 1995 MOU. Enforcement actions may include cease and desist orders and written agreements, the imposition of civil money penalties and removal or prohibition orders against institution-affiliated parties and, in the most severe instances, the termination of insurance of deposits and/or the imposition of a conservator or receiver for an insured depository institution. Even if the Company and the Bank achieve full compliance with all regulatory capital and other operating requirements, including those required by the 1995 Formal Agreement and the 1995 MOU, there can be no assurance that the Company and the Bank will remain in compliance with all such requirements. Any deficiency in compliance with regulatory requirements such as the 1995 Formal Agreement or the 1995 MOU could result in penalties or further regulatory restrictions that would have a material adverse effect on the Company. See "Regulation--Supervision and Regulation--Potential and Existing Enforcement Actions."

ABSENCE OF MARKET FOR THE PREFERRED STOCK

  There is currently no Preferred Stock outstanding and therefore there is no organized trading market for the Preferred Stock (i.e. there are no market makers who actively trade such stock). Sandler O'Neill has agreed to act as a market maker in the Preferred Stock. No assurance can be given that an active trading market for the Preferred Stock will develop or be maintained, or that price quotations for the Preferred Stock will be available. The Company intends to file an application to have the Preferred Stock approved for quotation on the Small Cap tier of the Nasdaq Stock Market if there are an adequate number of publicly held shares of Preferred Stock to meet the requirements of Nasdaq. However, the Small Cap tier may be less liquid than the National Market tier of the Nasdaq Stock Market and there can be no assurance that such application will be approved or that an active trading market for the Preferred Shares will develop on the Nasdaq Stock Market. The Subscription Price is not based on any estimate of the market value of the Preferred Stock and no representation is made that the shares of Preferred Stock offered hereby have a market value equivalent to, or could be resold at, the Subscription Price. See "The Rights Offering--Determination of Subscription Price." In addition, no representation is made that the dividend rate on the Preferred Stock is comparable to the rates paid on equity investments with similar risks. Investors may be required to convert their shares of Preferred Stock into shares of the Company's Common Stock to have market liquidity for their investment. As of April 23, 1997, there are 5 market makers in the Company's Common Stock, which is traded on the Small Cap tier of the Nasdaq Stock Market.

MARKET CONSIDERATIONS

  There can be no assurance that the market price of the Common Stock will not decline during or after the subscription period or that following the exercise of the Rights and the sale of the shares of Preferred Stock upon exercise of Rights or otherwise, a subscribing Rights Holder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price. For a discussion of the determination of the Subscription Price see "The Rights Offering--Determination of Subscription Price." THE ELECTION OF A RIGHTS HOLDER TO EXERCISE RIGHTS IN THE RIGHTS OFFERING IS IRREVOCABLE. Moreover, until certificates are delivered, subscribing Rights Holders and other Purchasers may not be able to sell the shares of Preferred Stock that they have purchased in the Public Offering. Subject to satisfaction of the Minimum Condition, certificates representing shares of Preferred Stock purchased in the Public Offering will be delivered as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the Public Offering have been effected. The Company reserves the right to extend the period for the Public Offering. There can be no assurance that the market price of the Preferred Stock purchased pursuant to the Public Offering will not decline below the Subscription Price before the certificates representing such shares have been delivered. NO INTEREST WILL BE PAID TO ANY SUBSCRIBER IN THE RIGHTS OFFERING.

  The market price of the Preferred Stock and the Common Stock could be subject to significant fluctuations in response to quarterly variations in the Company's actual or anticipated operating results, changes in general market conditions and other factors. On April 23, 1997, the last reported trade price of the Common Stock was $1.50.

  There are two persons holding 474,536 shares of Common Stock and options and warrants to purchase additional shares of Common Stock with rights, subject to certain conditions, to require the Company to file registration statements covering the shares such persons own or may acquire through option or warrant exercises. These persons also have rights, subject to certain limitations, to "piggyback" registrations if the Company files a registration statement for any other purpose. The Private Purchasers also have certain registration rights. If such persons exercise such registration rights, the Company will have to bear expense of such registration and the market price of the Common Stock (or the Preferred Stock) may be adversely affected by such proposed sales. See "Description of Capital Stock--Registration Rights."

DILUTION OF OWNERSHIP INTEREST

  Rights Holders may experience substantial dilution of their percentage of equity ownership interest and voting power in the Company if they do not exercise the Basic Subscription Privilege and the Oversubscription Privilege. Depending upon the degree to which the Rights Holders exercise their Basic Subscription Privilege and Oversubscription Privilege, they will experience a minimum dilution of 18% (assuming shares are available pursuant to the Oversubscription Privilege) and a maximum dilution of 72% (assuming no Rights are exercised) in their voting rights and in their proportional interest in any future net earnings of the Company due to the Private Purchasers Minimum Obligation and the Minimum Standby Obligation. See "The Private Offering" and "The Standby Purchasers." In addition, it is possible that additional capital may be necessary or appropriate and shares of Common Stock or securities convertible into Common Stock may be offered for sale in the future. In that event, the relative voting power and equity interests of persons purchasing Preferred Stock in the Public Offering and the Private Offering could be reduced, as neither the Preferred Stock nor the Common Stock has preemptive rights. Pursuant to the terms of the Private Offering, each of the Private Purchasers has a right of first refusal, under certain circumstances, to acquire additional shares of capital stock of the Company, to retain its pro rata existing ownership of capital stock, upon the same terms and conditions pursuant to which the Company may propose to offer shares of its capital stock for sale in the future. See "Description of Capital Stock--Preferred Stock-- Preemptive Rights."

  Rights Holders also may experience substantial dilution if options and warrants to purchase shares of the Company's Common Stock currently outstanding are exercised. See "Dilution" and "Business--Legal Proceedings."

RECENT LEGISLATIVE AND REGULATORY DEVELOPMENTS

  The financial institutions industry is subject to significant regulation, which has materially affected the financial institutions industry in the past and will do so in the future. Such regulations, which affect the Company on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations are also subject to interpretive change by the authorities who examine the Company and the Bank and interpret those laws and regulations. For a description of the potentially significant regulatory changes which have been enacted and proposals which have recently been put forward see "Regulation--Effect of Government Policies and Recent Legislation." There can be no assurance that any present or future changes in the laws or regulations or in their interpretation will not adversely and materially affect the Company.

MONETARY POLICY AND ECONOMIC CONDITIONS

  On a consolidated basis, the operating income and net income of the Company depend to a great extent on the difference between the interest paid by the Bank on its deposits and its other borrowings and the interest received by the Bank on its loans, securities and other earning assets. These rates are highly sensitive to many factors that are beyond the control of the Company, including general economic conditions and the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The nature and impact of any future changes in monetary policies cannot be predicted. Adverse economic conditions could result in smaller net interest margin, increased nonperforming assets, increased charge-offs and higher provision for loan losses, any of which could adversely affect the Company's net income.

FLUCTUATIONS IN INTEREST RATES AND RELIANCE ON VOLATILE LIABILITIES

  Increases in interest rates may reduce the amount of demand for loans and, thus the amount of loan and commitment fees. In addition, fluctuations in interest rates may also result in disintermediation, which is the flow of funds away from depository institutions into direct investments which pay a higher rate of return and may affect the value of the Bank's investment securities and other interest-earning assets.

  Because the Bank's assets consist of a substantial number of loans with interest rates which change in accordance with prevailing market rates, sharp rises in interest rates would require many of the Bank's borrowers to make higher interest payments on their loans. Thus, increases in interest rates may cause the Bank to experience an increase in delinquent loans and defaults to the extent that borrowers are unable to meet their increased debt servicing obligations.

VOLATILITY OF FUNDING SOURCES

  The Bank maintains demand deposits for title and escrow companies and issues certificates of deposit to persons, including other financial institutions, not otherwise having banking relationships with the Bank. Such liabilities are potentially unstable sources of deposits because they are generally attracted to the financial institution based primarily upon the services provided and the interest rate paid on deposits by the institution and the general financial condition of the institution and may be withdrawn on relatively short notice. Further, the proceeds of such liabilities are generally invested in relatively low-yielding, short-term investment securities rather than higher-yielding loans. Demand deposits owned by title and escrow companies represented 8.5% and 9.5% of total deposits at December 31, 1996 and 1995, respectively. Certificates of deposit held by other financial institutions represented 17.9% and 22.6% of total deposits at December 31, 1996 and 1995, respectively. The Bank no longer seeks brokered certificates of deposit. Remaining brokered certificates of deposit maintained by the Bank represented 3.8% and 4.9% of total deposits at December 31, 1996 and 1995, respectively.

COMPETITION

  The Bank faces substantial competition for loans, deposits and financial services in its market area. The Bank competes on a daily basis with other commercial banks, savings institutions, thrift and loans, credit unions, and other financial service providers. The Bank's competitors are local institutions, which have a large presence in the Bank's market area, as well as out-of-state financial service providers which have offices in the Bank's market area. Many of these institutions offer higher lending limits and services which the Bank currently does not offer, such as trust services. Further, banks with a larger capital base and financial service providers not subject to the restrictions imposed by bank regulation have larger lending limits and can therefore serve the needs of larger customers. The Bank will face significant competition in implementing its business strategy, maintaining its share of the business and private banking and entertainment markets, expanding its focus to include the closely related niche market of technology/multimedia and increasing its emphasis in the medical market. Accordingly, no assurance can be made that the Company will successfully implement its business strategy. See "The Company--Business Strategy" and "Business--Competition."

RIGHT TO TERMINATE OFFERING

  The Company expressly reserves the right, in its sole and absolute discretion, at any time prior to delivery of any shares of Preferred Stock offered hereby, to terminate the Public Offering by giving oral or written notice thereof to the Subscription Agent and making a public announcement thereof. If the Public Offering is terminated, all funds received pursuant to the Public Offering will be refunded promptly, without interest.

PERIOD OF ESCROW

  Payment of the Subscription Price will be held in an escrow account to be maintained by the U.S. Stock Transfer Corporation as Subscription Agent. Assuming no extensions of the Expiration Time, Rights Holders who place subscription orders prior to the Expiration Time will lose access to funds tendered for a maximum of 40 days and not acquire any or all of the Excess Underlying Preferred Shares to which they subscribe. See "The Rights Offering--Subscription Privileges--Oversubscription Privilege."

                                  THE COMPANY

GENERAL

  National Mercantile Bancorp was formed as a California corporation on January 17, 1983 and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("BHC Act"). The Company currently conducts its business through its subsidiary bank, Mercantile National Bank, which was organized as a national banking association on October 29, 1981 and began operating under a Certificate of Authority from the OCC on March 22, 1982. From its single location in Century City, the Bank currently provides traditional banking services to the niche markets of business and private banking and entertainment in its primary market area, a four mile radius from its headquarters ("primary market"). As part of its business and private banking focus, the Bank intends to increase its emphasis on medical banking relationships, taking advantage of its proximity to several major hospital/medical centers and numerous health service-related companies in West Los Angeles. The Bank intends to extend its focus on the entertainment market to include the closely related niche market of technology/multimedia businesses in Los Angeles, Ventura and Orange Counties. In addition, the Bank provides investment and specialized deposit services, handling the needs of large deposit clients.

BACKGROUND

  Since commencing operations in 1982 with an initial capitalization of $15.0 million, the Bank has focused primarily on providing banking products and services to the niche markets of business and private banking and entertainment in its primary market. Throughout the l980s, the Company experienced substantial growth and profitability. In February 1990, the Company raised additional capital of $5.7 million through the sale of Common Stock to two investor groups at $11.00 per share (without giving effect to the Reverse Stock Split). At December 31, 1990, the Company had total assets of $492.8 million and total stockholders' equity of $28.5 million.

  Beginning in 1990, the Bank's primary service area was severely affected by an economic recession, including substantial declines in real estate values. Commencing in 1991, the ongoing recession began to affect adversely the values of collateral securing the Bank's loans and the ability of borrowers to repay their loans. As a result of the combined effects of this prolonged recession and the rapid growth of the Bank in the late 1980s, the Bank began to experience substantial increases in nonperforming assets resulting in significant losses. Although the Bank undertook to enhance credit underwriting policies and internal controls and procedures to address operational weaknesses, from January 1, 1991 through December 31, 1996, the Company suffered cumulative net losses of $23.7 million. These losses were primarily the result of substantial provisions for credit losses attributable to losses in the existing loan portfolio and losses associated with a bulk loan purchase from the FDIC, losses on interest rate hedges and swaps and sales of securities combined with the adverse effects of the substantial reduction in the asset levels of the Bank. In addition, nonperforming assets increased from $14.8 million, or 3.0% of total assets at December 31, 1990 to a high of $22.0 million, or 7.3% of total assets, at December 31, 1993 notwithstanding net loan chargeoffs of $15.2 million during the three year period ended December 31, 1993.

  Concurrent with the deterioration in the Company's financial condition and operations, the bank regulatory authorities designated the Company and the Bank for special supervisory attention. Following regulatory examinations in late 1990 and early 1991, the Bank entered into the 1991 Formal Agreement with the OCC, and the Company entered into the 1991 MOU with the Reserve Bank. As a result of the Bank's continuing problems, following the regulatory examination in 1995 of the Bank, the Bank in December 1995 entered into the 1995 Formal Agreement with the OCC, and the Company in October 1995 entered into the 1995 MOU with the Reserve Bank. The 1995 Formal Agreement and 1995 MOU supersede and replace in their entirety the 1991 Formal Agreement and 1991 MOU, respectively. These regulatory agreements have affected virtually every area of the Company's and the Bank's operations, imposed on the Bank higher minimum regulatory capital requirements than would otherwise be applicable and restricted the ability of the Company to pay dividends. See "The Company-- Regulatory Agreements."

RESPONSIVE MEASURES

  In November 1995, the Board of Directors hired a new President of the Bank. The President and the Board of Directors developed and began implementing a restructuring plan to address the challenges confronting the Bank and to return the Bank to consistent profitability. The plan includes (1) improving management, (2) reducing nonperforming and classified assets, (3) reducing operating expenses, (4) focusing business strategy on core business and market opportunities, (5) enhancing policies and procedures to improve asset quality,
(6) increasing capital ratios, and (7) resolving pending litigation. Management believes that the Company has made significant progress in implementing this plan, which is described in greater detail below:

  . Improving Management. As of August 1996, the Company and the Bank changed senior management by hiring Scott A. Montgomery in November 1995 as President and Chief Executive Officer of the Bank and Executive Vice President and Chief Administrative Officer of the Company, Joseph W. Kiley III in August 1996 as Executive Vice President and Chief Financial Officer of the Company and the Bank, Carol Ward in July 1996 as Executive Vice President and Operations Administrator of the Bank, Allan Dietrich in November 1996 as Senior Vice President of Business Banking, Carl Raggio, III as of May 1, 1997 as Executive Vice President and Chief Credit Officer and Melanie Krinsky in April 1997 as Senior Vice President and Head of the Entertainment Department. In addition, as of April 28, 1997, five middle management officers with an average of 16 years of banking experience have been hired by the Bank in departments such as management information systems, note department, business banking and entertainment. This new management team, at the direction of the Board of Directors of the Company and the Bank, has undertaken and implemented a revision of policies, procedures and reporting systems in almost every area of the Bank.

  . Reducing Nonperforming and Classified Assets. The Bank has reduced the level of nonperforming assets through asset sales, write-downs, substantially enhanced collection procedures and improved underwriting policies and procedures. From the peak of $22.0 million at December 31, 1993, nonperforming assets have decreased to $6.8 million at December 31, 1996. One loan, a troubled debt restructure, represents $4.9 million of the total $6.8 million of nonperforming assets. From the peak of $47.1 million at December 31, 1991, classified assets have been reduced to $8.3 million at December 31, 1996. Excluding the $4.9 million troubled debt restructure loan referenced above, classified assets represent 5.5% of loans receivable. See "Business--Nonperforming Assets," "--Troubled Debt Restructurings" and "--Asset Quality."

     Notwithstanding the reduction of nonperforming loans and classified assets, the decrease in total assets has caused the ratios of nonperforming loans to total assets and nonperforming assets to total assets to increase from 4.5% and 5.0%, respectively, at December 31, 1995 to 5.7% and 6.2%, respectively, at December 31, 1996. The volume of loans receivable declined from $231.3 million at December 31, 1991 to $62.5 million at December 31, 1996 as the result of (i) the ongoing recession affecting the Company's primary market area; (ii) scheduled loan amortizations; (iii) management's planned restructuring of the loan portfolio to reduce criticized and classified assets and non-strategic loan relationships; and (iv) the reduction of loans originated by the Bank. Excluding the troubled debt restructure loan described above, which is contractually performing and secured by a first deed of trust on real property which, as of December 1996, had an appraised value of $10.0 million, total nonperforming assets were $1.9 million, representing 3.1% of loans receivable at December 31, 1996. The property is currently for sale. No assurance can be given, however, that the property will be sold at 100% of, or above, the value at which it is carried by the Bank.

  . Reducing Operating Expenses. Since November 1995, new management has pursued a program to increase operational efficiencies and reduce other operating expenses. For the year ended December 31, 1996, the Company reduced other operating expenses by $3.2 million to $8.0 million from $11.2 million for the year ended December 31, 1995. Excluding a $1.0 million charge relating to a settlement of a pending lawsuit, other operating expenses for the year ended December 31, 1996 decreased
     $4.2 million from 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Operating Expenses" and "Business--Legal Proceedings--Other Litigation."

     These savings resulted primarily from the renegotiation of the lease for the Bank's office and a restructuring of each operating department of the Bank. In December 1995, the Bank entered into an agreement with its landlord (the "Lease Restructuring Agreement") to restructure the lease on its office located at 1840 Century Park East (its only location). The Lease Restructuring Agreement will reduce costs by $850,000 per year over the five years ending December 31, 2000 for a total cumulative savings of $4.3 million. In conjunction with the signing of the Lease Restructuring Agreement, the Company issued to its landlord a seven-year warrant to purchase up to 9.9% of the outstanding shares of the Company's capital stock and granted the landlord certain registration rights with respect to the shares of capital stock subject to the Warrant. See "Business--Properties" and "Description of Capital Stock-- Registration Rights."

     In addition to the lease restructure, each operating department of the Bank was reviewed for profitability and potential for future profitability. As a result, the International Department, excluding the letter of credit operations, was closed in December 1995. Despite filling certain executive and upper management positions needed to implement the Company's business strategy, the Bank reduced its full-time equivalent employees from 52 at December 31, 1995 to 44 at December 31, 1996 primarily through the elimination of inefficient functions, unprofitable divisions, and general staff reductions.

  .  Focusing Business Strategy on Core Business and Market
     Opportunities. Management has pursued a business strategy which focuses on the Bank's traditional market niches of business and private banking and entertainment. Management believes that the Bank has an advantage relative to its competitors by being located in Century City, the headquarters for many entertainment and professional services clients and prospects. As part of its business and private banking focus, the Bank intends to increase its emphasis on medical banking relationships, taking advantage of its proximity to several major hospital/medical centers and numerous health service-related companies in West Los Angeles. Management believes that the technology/multimedia industry is an under-served market in Southern California. The technology/multimedia market represents a logical extension of the Bank's focus on the entertainment industry as more technology companies seek to develop and market applications to the entertainment industry. See "The Company-- Business Strategy."

  . Enhancing Policies and Procedures to Improve Asset Quality. The Bank has strengthened its credit administration and loan review functions. The Bank's loan policies and procedures have been revised to reduce the Bank's exposure to future loan problems. In addition to reducing officer lending limits, the Bank has established an officers loan committee, with senior lending officers serving as voting members. Loans from $100,000 to $750,000 require the approval of the officers loan committee. The committee reviews delinquencies and documentation exceptions and assigns a risk rating grade to each loan. Loan loss exposure and grade performance histories are tracked and used as a part of the quarterly loan migration analysis, to ensure that appropriate levels of allowance for credit losses are maintained. The Bank (i) has expanded the role of an outside loan review firm to include a migration analysis on its loan portfolio on a quarterly basis; (ii) has established an underwriting department to standardize loan write-ups, enhance portfolio quality and allow officers time to service their clients and prospects; and (iii) is in the process of hiring three additional experienced lending and underwriting officers to further strengthen the Bank's loan origination and monitoring functions.

     Following the OCC's March 1996 examination of the Bank, the OCC accepted the Bank's allowance for credit losses. No provision for credit losses has been allocated to the allowance for credit losses during 1996. At December 31, 1996, the allowance for credit losses represented 4.75% of loans receivable. OREO has been reduced to two properties, both of which have been written down to current fair values. See "Business--Asset Quality."

  . Increasing Regulatory Capital Ratios. Primarily as a result of balance sheet restructuring and the decreasing asset base, capital ratios have remained constant. The Bank's Tier I risk-based capital ratio was 6.95% at December 31, 1996 and 1995. The Bank's leverage capital ratio was 4.67% at

     December 31, 1996 and 1995. The Bank's total risk-based capital ratio was 8.24% at December 31, 1996 and 1995. The 1995 Formal Agreement requires a Tier 1 risk-based capital ratio of at least 10% and a leverage capital ratio of at least 6.5%. To reach compliance with these capital requirements, assuming the Company's level of assets remains constant with that of December 31, 1996, the Company will have to receive and downstream to the Bank approximately $2.5 million of net proceeds in the Public Offering and the Private Offering. See "Risk Factors--Regulatory Agreements" and "--Capital Requirements" and "The Company--Regulatory Agreements."

     Assuming gross proceeds from the Public Offering and the Private Offering of between $8.0 million and $9.0 million, management anticipates downstreaming sufficient capital (i.e., approximately
     $2.5 million) from the Company to the Bank to comply with the capital requirements of the 1995 Formal Agreement and the 1995 MOU and to implement the Bank's business strategy, retaining the balance of the proceeds, if any, at the Company to be used for general corporate purposes, including possible strategic acquisitions. The Company has no current understandings or agreements and is not presently negotiating with respect to any such acquisitions. See "Reasons for the Offering and Use of Proceeds" and "The Company--Business Strategy."

  . Resolving Litigation. The Company entered into a settlement agreement relating to a lawsuit against the Bank. The total amount of the settlement of $1.0 million, was accrued during the quarter ended June 30, 1996 and is reflected in the consolidated statement of operations for the year ended December 31, 1996. The settlement was originally conditioned on the recapitalization of the Bank and provided for the payment of $500,000 on the earlier of the seventh day following the closing of the Public Offering and the Private Offering or March 31, 1997 and an additional $500,000 on the second anniversary of that payment. However, the Company and all affected parties agreed to a single payment of the settlement on a discounted basis, which payment was made prior to December 31, 1996. See "Business--Legal Proceedings-- Other Litigation."

BUSINESS STRATEGY

 Generally

  The business strategy of the Company and the Bank will be to continue implementing each item of the responsive measures outlined above while building upon the Bank's established market niches of business and private banking and entertainment. The Bank also plans a market extension into technology/multimedia companies as a logical extension of its focus on the entertainment industry. In addition, as part of its business and private banking focus, the Bank intends to increase its emphasis on medical banking relationships, taking advantage of its proximity to several major hospital/medical centers and numerous health service-related companies in West Los Angeles.

  The Bank is in the process of expanding upon or developing products and services specifically tailored for each of its market niches and hiring relationship managers who are knowledgeable about the specialized needs and product requirements of these markets. The Bank intends to deliver these products and services through a team approach, combining an experienced relationship management officer with an operations support professional to ensure the smooth transition from establishment of the account relationships to ongoing account maintenance and service. The Bank believes that this team approach will enable it to provide a higher level of consistent service to its clients and enable the Bank to differentiate itself from its competitors and, particularly, from the large banks.

  Given the Bank's current size, it will primarily focus on small-sized to medium-sized companies in its primary service area with specific emphasis on professionals and executives, business managers, large deposit clients, technology/multimedia companies, hospitals and health care providers. The Company believes recent merger activity in the banking arena has created opportunities for the Bank to compete for the business of companies and individuals in the Bank's existing markets. A secondary benefit of such merger activity is that a significant number of highly qualified bankers are in the market looking for new opportunities.

  Niche Markets. The Company has begun the process of increasing the size of its Board of Directors by adding directors that have significant contacts in the market niches the Company serves. Robert E. Gipson recently joined the Board of Directors of the Company. Mr. Gipson is the managing partner of Gipson, Hoffman and Pancione, a law firm focusing on the entertainment, business and technology markets. The Company believes that the combination of local decision making bankers who know and understand the client's business, and a Board of Directors whose members are actively involved in the community will result in a substantial number of potential relationship referrals. To achieve the goals of the Company's ongoing strategy, highly directed marketing efforts aimed at increasing the Company's market share in its primary niche markets have been developed. Each division of the Bank has a separate marketing strategy with special products developed for that market.

 Business Banking Division

  The Company estimates that, based on demographic data from the 1990 census, within the Bank's primary market, there are in excess of 40,000 businesses in the manufacturing, transportation, communications and trade (wholesale and retail) businesses many of which are believed by the Company to be small-sized to medium-sized companies that fit the Company's target profile.

  The products sold by the Business Banking Division include lines of credit, revolving lines of credit, equipment loans, term loans, Small Business Administration ("SBA") loans, real estate loans, cash management services, online banking and investment services.

 Private Banking Division

  The Company estimates that, within its primary market, and based on demographic data from the 1990 census, there are in excess of 65,000 potential clients for the Private Banking Division in the professional, health, personal, finance, insurance, real estate and repair service businesses.

  Products sold by the Private Banking Division include personal lines of credit, investment services, term loans, professional practice development loans, cash management services, online banking and a full line of travel-related services such as traveler's checks and foreign currency exchange. These services are tailored to the unique requirements of the individuals who compose this market. Following the recapitalization of the Bank, trust services will be offered through certain strategic alliances.

    Health Services. The Bank has served the medical community in its primary market for a number of years but has not specialized in serving the needs of this industry. Based on its proximity to several major hospital/medical centers and numerous health service-related companies, the Bank plans to expand its focus on the medical community. The Bank is located in the center of one of the major medical markets in Los Angeles. Located on the west side of Los Angeles are Cedars-Sinai Medical Center, Daniel Freeman Hospital and the UCLA Medical Center. The university is approximately three miles from the Bank. Cedars-Sinai Medical Center is located three miles to the east and Daniel Freeman Hospital has facilities within five miles of the Bank. The Company estimates that, within its primary market, based on demographic data from the 1990 census, there are in excess of 12,800 health services-related companies. Although no specific person has been designated, the Company intends to add a director to its Board of Directors with significant contacts in the medical community who can facilitate the Company's expansion into that market. No assurance can be made that the Company will be successful in adding such a director.

 Technology/Multimedia Division

  The Company estimates that, within its primary market, based on demographic data from the 1990 census, there are in excess of 25,000 potential clients for its Technology/Multimedia Division in the entertainment, recreational and educational service businesses. Products sold by the Technology/Multimedia Division will include lines of credit, revolving lines of credit, term loans, investment services, foreign exchange, letters of credit, cash management services and special handling of the needs of business managers and their clients.

    High Technology. The Company estimates that, based on demographic data from the 1990 census, over 9,000 additional companies within the three counties of Los Angeles, Ventura and Orange become target clients of the Bank. The Bank plans to build a banking services capability for high technology clients by expanding its entertainment niche into the multimedia arena and then into technology itself. This two-step approach will enable the Bank to develop systems, train employees and expand its lending capabilities while minimizing the increase of risk in its loan portfolio. The Bank anticipates that in lending to technology multimedia companies its role will not be to participate at the start-up capital level but to finance productive capacity once the technology company has developed and is producing and marketing a product. In the early stages of the company's development, the Bank's objective will be to build a strong relationship with the management of the company, develop an understanding of the Company's products and provide appropriate financing when production is undertaken. Niche directors will be sought from both the technology industry as well as from among professional firms supporting the technology industry. No assurance can be made that the Company will be successful in adding such directors.

    The Company is positioned to serve the small-sized to medium-sized companies in this market from its central location through the use of courier services. Recent media reports have identified a number of factors to account for the growth of the high-tech industry in Los Angeles County, among them, the proximity of entertainment industry consumers of technology/multimedia products, competitive real estate costs and leasing rates, large numbers of technologically skilled workers and the aggressive efforts of city governments to provide incentives for high-tech companies to locate in the area.

    While the Company's high technology market will extend to three counties, technology companies tend to be clustered in areas where the infrastructure exists to serve their needs. The communities of Moorpark in Ventura County and Burbank and Santa Monica in Los Angeles County are experiencing increases in the number of technology/multimedia companies located within their communities. Orange County has become a favored location for bio-technology companies. DreamWorks, SKG has proposed to locate its new major entertainment production company's 100-acre studio campus on City of Los Angeles land in Playa Vista, approximately 10 miles from the Bank.

  Barriers to Entry. Technology/multimedia represents a new market for the Company and a developing market in the Los Angeles area. Several barriers to entry in this market exist, including a lack of trained and experienced lending officers in this area and the fact that the Bank is a new participant in this market. While it is anticipated that these barriers are significant, the Company believes that it can successfully penetrate this market based on
(i) significant contacts that Robert E. Gipson, who recently joined the Company's Board, has in the technology/multimedia industry; (ii) the experience and background of the Bank's Chief Executive Officer, who had experience with Silicon Valley Bank and Cupertino National Bank in Northern California; (iii) growing demand from the technology/multimedia industry for banking services tailored to its needs; and (iv) the Bank's ability to offer these services in a responsive manner.

 Acquisitions

  Part of the Company's business strategy following the Public Offering and the Private Offering is to acquire other financial service-related companies including "in-market" acquisitions with banks of similar size and market presence. The Company and the Bank have hired a seasoned management team and plan to build on the strengths of that team and the Company's enhanced capital structure following the Public Offering and the Private Offering. The Company has no current arrangements, understandings or agreements regarding any such acquisition. Further, the Company would need bank regulatory approval before such acquisitions could be consummated. No assurance can be made that such regulatory approval would be obtained.

REGULATORY AGREEMENTS

 Formal Agreement (OCC)

  The OCC conducted examinations of the Bank in late 1990 and early 1991 which identified deficiencies in the Bank's loan underwriting and administrative policies and procedures. Information derived from these examinations resulted in significant increases in loans identified as nonperforming in 1991 and concurrent increases in the 1991 provision for credit losses, charge-offs of nonperforming loans and the allowance for credit losses. These developments caused the OCC to determine that the Bank required special supervisory attention. Accordingly, the OCC and the Bank entered into the 1991 Formal Agreement.

  The 1991 Formal Agreement provided, among other things, that the Bank must:
(i) employ a Chief Credit Officer subject to approval by the OCC; (ii) retain an independent management consultant to evaluate the Bank's operations and personnel; (iii) develop a strategic plan; (iv) review and revise existing loan policies, develop written policies and procedures for loan administration and nonaccrual loans, implement a written plan to reduce the level of classified assets and establish an independent loan review program; (v) develop written policies for liquidity maintenance and asset and liability management; and (vi) achieve by October 31, 1991, and thereafter maintain, a Tier 1 risk-based capital ratio of at least 10% and a leverage capital ratio of at least 6.5%.

  Subsequent to the 1991 Formal Agreement and 1991 MOU discussed below, the Company continued to experience losses due to the prolonged nature of the recession in Southern California, losses embedded in the existing loan portfolio and losses associated with a bulk loan purchase from the FDIC in 1993. From January 1, 1991 through December 31, 1996, the Company's cumulative net losses amounted to $23.7 million. These losses were primarily the result of substantial provisions for credit losses, losses on interest rate hedges and swaps and losses on the sale of securities combined with the adverse effects of the substantial reduction in the asset levels of the Bank. Nonperforming assets increased from $14.8 million at December 31, 1990, to a peak of $22.0 million at December 31, 1993.

  As a result of these losses, following the OCC's examination of the Bank in 1995, the Bank entered into a second formal agreement with the OCC, the 1995 Formal Agreement, which supersedes and replaces in its entirety the 1991 Formal Agreement. The 1995 Formal Agreement provides that the Bank must: (i) provide monthly progress reports to the OCC; (ii) within sixty (60) days thereof, employ a Chief Financial Officer subject to approval by the OCC;
(iii) not pay directors fees until the Bank has regained profitability and is deemed to be in satisfactory condition by the OCC; (iv) review all management fees, consulting contracts and severance plans; (v) analyze new products and services; (vi) maintain sufficient liquidity; (vii) maintain a Tier 1 risk-based capital ratio of at least 10% and a leverage capital ratio of at least 6.5%; (viii) develop a three-year capital plan; (ix) develop a strategic plan; and (x) implement a written loan administration program. A capital plan was submitted to the OCC on February 8, 1996, a loan administration program was submitted on February 29, 1996 and a strategic plan was submitted in May, 1996. In addition, a Chief Financial Officer was employed in August, 1996. As required under the 1995 Formal Agreement, the Bank reports quarterly on the status of its progress to the OCC. The Bank has developed a detailed internal tracking system for determining and reporting compliance with the Formal Agreement.

  At December 31, 1996, the Bank's Tier 1 risk-based capital ratio was 6.95% and its leverage capital ratio was 4.67%. With the exception of the minimum capital ratio requirements, loan administration requirements (with which the Bank is in the process of achieving compliance), and the consulting contracts requirements (with which the Bank is in the process of achieving compliance), the Bank is in compliance with the 1995 Formal Agreement. The Company believes that, following completion of the Public Offering and the Private Offering, it will be in substantial compliance with all requirements of the 1995 Formal Agreement. However, there can be no assurance as to whether or when the OCC will lift the 1995 Formal Agreement. Failure to comply with the 1995 Formal Agreement can result in further regulatory action such as a cease and desist order, the imposition of civil money penalties against the Bank and its directors and executive officers or the removal of one or more directors or executive officers. See "Regulation--Supervision and Regulation--Potential and Existing Enforcement Actions."

 Memorandum of Understanding (Reserve Bank)

  The Reserve Bank periodically conducts inspections of the Company as part of its oversight of bank holding companies. Following the Reserve Bank's inspection of the Company in mid-1991, the Reserve Bank and the Company entered into the 1991 MOU. In accordance with the 1991 MOU, the Company submitted to the Reserve Bank a plan to improve its financial condition and to assure compliance by the Bank with the 1991 Formal Agreement. Pursuant to the 1991 MOU, the Company adopted written policies concerning dividends, intercompany transactions and tax allocations and management or service fees. Further, the Company agreed to refrain from paying dividends or incurring debt without the prior written approval of the Reserve Bank.

  The Reserve Bank's examination of the Company as of June 30, 1993, found the Company to be in compliance with all provisions of the 1991 MOU except one, which was to improve the financial condition of the Bank. Based on the results of this examination, the Reserve Bank determined that the Company continued to require supervisory attention and required the Company to have new appointments of senior executive officers reviewed by the Reserve Bank prior to their appointment.

  As a result of the Reserve Bank's examination of the Company as of March 31, 1995, the Company entered into the 1995 MOU on October 26, 1995, which supersedes and replaces the 1991 MOU. Among other things, the 1995 MOU: (i) prohibits the Company from paying dividends without the prior approval of the Reserve Bank; (ii) requires the submission of a plan to increase the Bank's capital ratios; (iii) requires the Company to conduct a review of the senior and executive management of the Company and the Bank; (iv) prohibits the incurrence or renewal of debt without the Reserve Bank's approval; (v) restricts cash expenditures in excess of $10,000 in any month; and (vi) prohibits the Company from making acquisitions or divestitures or engaging in new lines of business without the Reserve Bank's approval. The Company may be subject to further regulatory enforcement action by the Reserve Bank and its ability to effect acquisitions may be limited by regulatory constraints. See "Regulation--Supervision and Regulation--Potential and Existing Enforcement Actions." The Company believes that, following the completion of the Public Offering and the Private Offering, it will be in full compliance with the 1995 MOU. However, there can be no assurance as to whether or when the Reserve Bank will terminate the 1995 MOU.

  Management expects that, until terminated, the 1995 Formal Agreement will substantially impair the ability of the Bank to declare and pay dividends to the Company, since the Bank currently intends to retain any earnings to augment its regulatory capital. Since the Company's only source of funds for the payment of dividends on the Preferred Stock will be dividends received from the Bank, it is unlikely that the Company will declare and pay dividends in the foreseeable future. In accordance with the 1995 MOU, the Company has agreed to refrain from paying dividends without the prior written approval of the Reserve Bank. The Company's ability to pay dividends is also dependent on whether it has adequate retained earnings under California law. See "Risk Factors--Restrictions on Preferred Stock Dividends."

                             THE PRIVATE OFFERING

THE PRIVATE PURCHASERS

  Pursuant to a private offering exemption from the registration requirements of the Securities Act, the Company has offered and guaranteed the availability of a minimum of $2.5 million (250,000 shares) of Preferred Stock and a maximum of $5.5 million (550,000 shares) of Preferred Stock to the Private Purchasers, and the Private Purchasers have agreed to buy such shares at the Private Purchasers Price. The shares of Preferred Stock sold to the Private Purchasers are sometimes referred to as the "Private Shares." The Company entered into Private Purchase Agreements with Conrad Company, and Wildwood Enterprises. In connection with its purchase of the Preferred Shares in the Private Offering, Conrad Company is required to seek approval of the Board of Governors of the Federal Reserve System to acquire more than 4.9% of the voting stock of the Company.

THE PRIVATE OFFERING

  The Company has guaranteed that it will sell an aggregate minimum of $2.5 million (250,000 shares) of Preferred Stock to the Private Purchasers (i.e. $2.25 million for the Conrad Company and $250,000 for Wildwood Enterprises) if the Basic Subscription Privilege is exercised in full by Rights Holders. If the Basic Subscription Privilege is not exercised in full, the Company will sell up to an aggregate of $5.5 million (550,000 shares) of Preferred Stock to the Private Purchasers, subject to reduction by the Company to reduce the risk that certain tax benefits will be subject to the Section 382 Limitation. See "Certain Federal Income Tax Consequences."

TERMS OF THE PRIVATE PURCHASE AGREEMENTS

  The following is a summary of the terms of the Private Purchase Agreements. The Company will provide without charge to each person that so requests in writing a copy of the Private Purchase Agreements. This summary is qualified in its entirety by reference to the full text of the Private Purchase Agreements which is included as an exhibit to the Registration Statement. Capitalized terms used and not defined below or elsewhere in this Registration Statement have the respective meanings assigned to them in the Private Purchase Agreements. Parenthetical section references appearing at the end of paragraphs in this summary refer to relevant sections in the Private Purchase Agreement and are provided for convenience of reference only. All shareholders are encouraged to read the Private Purchase Agreements carefully and in their entirety.

SALE AND PURCHASE OF PRIVATE SHARES

  The closing of the sale and purchase of the Private Shares (the "Closing") is subject to the satisfaction of certain conditions set forth in the Private Purchase Agreements. See "--Conditions to the Closing; Amendment and Termination." Subject to the satisfaction or waiver of such conditions, the Closing shall take place immediately after the closing of the sale of the shares of Preferred Stock in the Public Offering, which date shall be no later than five (5) business days after the Company notifies each of the Private Purchasers as to the number of Available Shares with respect to such Private Purchaser. At the Closing, the Company will issue the Available Shares to the Private Purchasers in exchange for the aggregate Private Purchasers Price therefor. (Sections 2 and 3.)

REPRESENTATIONS AND WARRANTIES

  The Private Purchase Agreements contain customary representations and warranties of the Company and each Private Purchaser, including, among other things, by the Company as to due organization and standing; corporate power and authority; enforceability of the Private Purchase Agreement; capitalization; consents, approvals, and filings; conformity in all material respects of the Registration Statement and Proxy Statement to requirements of the Securities Act and the Exchange Act; requisite licenses; title to property; subsidiaries of the Company; delivery of all SEC documents and financial statements; absence of certain changes; absence of undisclosed liabilities; payment of taxes; absence of litigation; and by each of the Private Purchasers as to due organization and standing; corporate authority with respect to Conrad Company and trust authority with respect to Wildwood Enterprises; enforceability of the respective Private Purchase Agreement; qualification as an accredited investor and certain investment representations. The representations and warranties generally shall survive delivery of, and payment for, the Available Shares for a period of two (2) years. (Sections 4, 5 and 13.8)

CERTAIN COVENANTS

  The Private Purchase Agreements contain numerous covenants and agreements, certain of which are summarized below.

  Conduct of the Company's Business Pending the Closing. The Company has agreed that until the Closing Date: (a) the Company will maintain its corporate existence in good standing and will operate its business substantially as presently planned or operated and only in the ordinary, usual and customary manner, and, consistent with such operation, it will use its reasonable efforts to preserve intact its present business organization and its relationships with persons having business relationships with it; (b) no amendment will be made to the Articles of Incorporation of the Company except as contemplated under the Private Purchase Agreements; (c) there will be no changes in the number of shares, par value or class of authorized or issued capital stock of the Company, other than shares of Common Stock issued pursuant to the exercise of currently outstanding options and warrants except for or pursuant to the Rights Offering; the Company will not grant or issue any option, warrant, convertible security, or other right to acquire any shares of capital stock of the Company other than options under existing stock option plans, certain warrant and employment agreements; (d) the Company will not declare or pay any dividend or other distribution in respect to the capital stock of the Company; and (e) the Company will not enter into any material transaction outside of the ordinary course of business.
(Section 6.1.)

  Right of First Refusal. Pursuant to the Private Purchase Agreement, the Company has agreed that if the Company should decide to issue and sell additional shares of any capital stock of the Company or any warrants, securities convertible into capital stock of the Company or other rights to subscribe for or to purchase any capital stock of the Company (with certain exceptions), the Company shall first offer to sell such securities to the Private Purchasers, upon the same terms and conditions as the Company is proposing to issue and sell such securities, pro rata to its existing ownership of capital stock. Notwithstanding the foregoing, no securities may be sold to a Private Purchaser to the extent a change of ownership within the meaning of the Section 382 Limitation would occur. (Section 6.8.)

  Nomination of Directors; Board Observation. So long as Conrad Company is a holder of shares of Preferred Stock, the Company shall, at the request of Conrad Company and subject to any applicable federal or state banking law or regulation, cause to be nominated for election as directors of the Company, and use its reasonable best efforts to cause to be elected, that number of persons designated by Conrad Company (but not Wildwood Enterprises) which Conrad Company or any affiliate thereof is entitled to elect based on cumulative voting thereby in the election of directors. Based on a Board of Directors of the Company consisting of eight directors, Conrad Company will be entitled to have between 1 and 3 directors nominated, depending on the percentage ownership Conrad Company acquires in the Private Offering.

  So long as Conrad Company has not so designated one or more directors or a designee of Conrad Company is not otherwise a director of the Company, the Company shall notify Conrad Company (but not Wildwood Enterprises) of all regular meetings and special meetings of the Board of Directors of the Company at least two business days in advance of such meeting and afford any representative designated by Conrad Company the right and opportunity to attend any such meeting. Such representative shall be entitled to receive all written materials and such other information given to directors of the Company in connection with any such meeting at the time such materials or information are given to such directors; provided that such representative shall have executed a confidentiality agreement in a form acceptable to the Company.

  The Company shall maintain as part of its Articles of Incorporation or By-laws a provision for the indemnification and limitation on liability of its directors to the full extent permitted by law and use its reasonable best efforts to maintain director and officer liability insurance in amounts and on terms no less favorable than included in the Company's existing policy. (Section 6.9.)

  NASDAQ. The Company has agreed that it shall use all reasonable efforts to
(i) cause the Preferred Stock and the Common Stock issuable pursuant to the terms of the Preferred Stock to be eligible for quotation on the Nasdaq Stock Market--National Market (ii) maintain the continued authorization for trading of the Common Stock of the Company on the Nasdaq Stock Market--National Market or (iii) in the event the Company is unable, after undertaking all such reasonable efforts, to maintain such authorization, be listed or otherwise authorized for trading on the Nasdaq Stock Market--Small Cap or a national securities exchange and to comply with all applicable maintenance criteria of such exchange or Nasdaq applicable to continued eligibility for trading on such market.

CONDITIONS TO THE CLOSING; AMENDMENT AND TERMINATION

  Conditions to the Closing. The obligations of the Company and the Private Purchasers to consummate the transactions contemplated by the Private Purchase Agreements are subject to a number of conditions, including but not limited to: (a) the receipt at the Annual Meeting of shareholder approval of the terms of the Preferred Stock as set forth in the Restatement; (b) the receipt of all consents, approvals and filings required to be obtained or made by the Company or the Private Purchasers from or to applicable federal and state banking authorities, and any other governmental body; (c) the receipt of an opinion from Deloitte & Touche LLP, independent accountants to the Company, to the effect that, subject to certain limitations, as of the Closing Date, there will be no change in ownership within the meaning of the Section 382 Limitation; (d) receipt and acceptance by the Company of valid subscriptions for shares of Preferred Stock from shareholders, the Private Purchasers and Standby Purchasers aggregating not less than $5.5 million which shall not trigger the Section 382 Limitation; and (e) resolution of certain claims and litigation, in such form and substance satisfactory to Conrad Company (but not Wildwood Enterprises). (Sections 7, 8.)

  Termination. The Private Purchase Agreements may be terminated at any time prior to the Closing Date by (a) mutual consent of the Company and the Private Purchasers, (b) either the Company or either of the Private Purchasers if: (i) any governmental entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Private Purchase Agreements; (ii) the shareholders of the Company have not approved the Restatement; (iii) the transactions contemplated hereunder have not been consummated on or before June 30, 1997, unless the failure of consummation shall be due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements thereunder to be performed or observed by such party; or (iv) there shall have been an inaccuracy in any of the representations or warranties on the part of the other party or material breach of any covenant or agreement set forth in the Private Purchase Agreements on the part of the other party, which breach shall not have been cured within twenty (20) business days following receipt by the breaching party of written notice of such breach from the other party, and (c) by either of the Private Purchasers if there shall have occurred relative to the Company or any subsidiary any event, change, or effect that would have Material Adverse Effect. (Section 10.1.)

INDEMNIFICATION BY THE COMPANY

  Indemnification. The Company has agreed to indemnify and hold harmless the Private Purchasers, and their respective directors, officers, agents or employees or persons who control the Private Purchaser within the meaning of the Securities Act, from and against any losses, claims, damages or liabilities, joint or several, arising out of or based directly or indirectly upon (i) any material inaccuracy in any representation and warranty of the Company contained in the Private Purchase Agreements and not qualified as to materiality, and any inaccuracy in any representation and warranty of the Company contained in the Private Purchase Agreements and qualified as to materiality; (ii) any untrue statement or alleged untrue statement of a material fact contained in the

Registration Statement, any Preliminary Prospectus, the Prospectus, the Proxy Statement, or any amendment or supplement thereto or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and (iii) any other act or omission of the Company, its officers or directors, or any alleged act or omission. The Company will reimburse the Private Purchaser for any legal or other expenses reasonably incurred by it in connection with investigating or defending against such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, the Prospectus, the Proxy Statement, or any such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by the Private Purchaser specifically for use in the preparation thereof. (Sections 11.1, 11.2.)

FEES AND EXPENSES; EXPENSE REIMBURSEMENT

  The Company has agreed, regardless of whether the Closing takes place, to pay the reasonable out-of-pocket expenses incurred by Conrad Company (but not Wildwood Enterprises) in connection with the transactions contemplated by the Private Purchase Agreements, including, without limitation, the reasonable fees and out-of-pocket expenses of the special counsel and tax accountants for Conrad Company (but not Wildwood Enterprises) for services in connection with the transactions contemplated by the Private Purchase Agreement; provided, however, that subject to certain exceptions as set forth below, the Company's obligation to reimburse such expenses shall not exceed $150,000. The Company has agreed to pay all fees and expenses incurred by Conrad Company (but not Wildwood Enterprises) (a) in connection with any amendments or waivers requested after the execution of the Private Purchase Agreement by the Company and (b) with respect to the enforcement of the rights granted under the Private Purchase Agreement or the agreements contemplated by the Private Purchase Agreement.

  In the event that (i) there shall occur any termination of the Private Purchase Agreement with Conrad Company (but not Wildwood Enterprises) for any reason pursuant to the termination provisions therein, other than by the mutual consent of the Company and Conrad Company or by the Company in accordance with subsection 10.1(b)(iv) of the Private Purchase Agreement with Conrad Company (relating to breaches of the Private Purchase Agreement by Conrad Company), and (ii) either (a) at the time of such termination there exists a bona fide Investment Proposal from a person other than Conrad Company, or (b) at any time prior to such termination the Company or any affiliate, officer, director, representative or agent of the Company has had any discussions, conversations, negotiations or other communications regarding any Investment Proposal with any person other than Conrad Company and before such termination or within twelve months thereafter, the Company or any affiliate thereof enters into any agreement with such person, or such person acquires or has the right to acquire beneficial ownership of 25% or more of the voting capital stock of the Company or the Bank, or (c) the Board of Directors of the Company shall have withdrawn, modified or amended in any respect its approval or recommendation of the Restatement, shall not have included such recommendation in the Proxy Statement or shall have resolved to do any of the foregoing, then the Company shall, upon termination of the Agreement in the case of clauses (a) and (c) above, or upon execution of such agreement or acquisition of such shares or rights thereto, in the case of clause (b) above, promptly pay to Conrad Company in immediately available funds $250,000. (Section 12.)

                              THE RIGHTS OFFERING

THE RIGHTS

  The Company is hereby issuing nontransferable Rights at no cost to each holder of record of Common Stock as of the close of business on May 5, 1997. The Company will issue one Right for each share of Common Stock held on the Record Date. The Rights will be evidenced by Subscription Right Certificates, which are being distributed to each Rights Holder contemporaneously with the delivery of this Prospectus.

  The Company's Board of Directors, with the assistance of Sandler O'Neill, determined the ratio of one Right for each share of Common Stock based on factors the Board considered to be relevant to such determination, including the amount of proceeds sought to be raised, pricing and dilution characteristics of other rights offerings, negotiations with the Private Purchasers and the then current trading price of the Common Stock. See "The Rights Offering--Determination of Subscription Price."

  No fractional Rights or cash in lieu thereof will be issued or paid. Instead, the number of Rights issued to a Rights Holder will be rounded up to the nearest whole number. A depository, bank, trust company or securities broker or dealer holding shares of Common Stock on the Record Date for more than one beneficial owner may exchange its Subscription Right Certificate to obtain a Subscription Right Certificate for the number of Rights to which all such beneficial owners in the aggregate would have been entitled had each been a holder on the Record Date; no other Subscription Right Certificate may be so divided as to increase the number of Rights to which the original recipient was entitled. The Company reserves the right to refuse to issue any Subscription Right Certificate if such issuance would be inconsistent with the principle that each beneficial owner's holdings will be rounded up to the nearest whole number of Rights. The Subscription Agent must receive the completed Subscription Right Certificate for the purpose of exchange no later than 5:00 p.m., Pacific Time, on June 6, 1997, after which time no new Subscription Right Certificates will be issued.

  Because the number of Rights issued to each Rights Holder will be rounded up to the nearest whole number, beneficial owners of Common Stock who are also the Record Date holders of their shares will receive more Rights under certain circumstances than beneficial owners of Common Stock who are not the Record Date holders of their shares and who do not obtain (or cause the Record Date holder of their shares of Common Stock to obtain) a separate Subscription Right Certificate with respect to the shares beneficially owned by them, including shares held in an investment advisory or similar account. To the extent that Record Date holders or beneficial owners of Common Stock who obtain a separate Subscription Right Certificate receive more Rights, they will be able to subscribe for more shares pursuant to the Basic Subscription Privilege and Oversubscription Privilege. See "The Rights Offering--Method of Subscription--Exercise of Rights."

  Once the Rights are distributed and until the Expiration Time, the Company will not effect a reclassification of the Company's equity securities (other than the Reverse Stock Split) which could have the effect of materially altering the value of the Rights during the pendency of the Rights Offering.

MINIMUM CONDITION

  The Public Offering and the Private Offering are conditioned upon the receipt by the Company of minimum offering proceeds of $5.5 million, which can be achieved through the Maximum Private Offering alone, or through a combination of participation by the Rights Holders and the Standby Purchasers in the Public Offering and the Private Purchasers in the Private Offering or through a combination of participation by the Rights Holders and the Standby Purchasers in the Public Offering. In the event the Minimum Condition is not achieved, any funds that have been deposited with the Subscription Agent will be returned, without interest. As a result of the Private Purchase Agreements and Standby Purchase Agreements pursuant to which the Private Purchasers and Standby Purchasers have agreed to acquire in the aggregate up to $8.0 million of Preferred Stock (subject to reduction to avoid certain adverse tax consequences to the Company), the Company believes that the Minimum Condition will be satisfied.

EXPIRATION TIME

  The Rights will expire at 5:00 p.m., Pacific Time, on June 13, 1997, subject to extension in the sole discretion of the Company. The Company does not currently contemplate any such extensions. After the Expiration Time, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Time, regardless of when the documents relating to that exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below. The Company may extend the Expiration Time by giving oral or written notice to the

Subscription Agent on or before the Expiration Time, followed by a press release no later than 9:00 a.m., Pacific Time, on the next business day after the previously scheduled Expiration Time. The Rights Offering will not be extended to a time later than 5:00 p.m., Pacific Time, on June 23, 1997.

RIGHT TO TERMINATE OFFERING

  The Company expressly reserves the right, in its sole discretion, at any time prior to delivery of the shares of Preferred Stock offered hereby, to terminate the Public Offering if the Public Offering is prohibited by law or regulation or the Board of Directors concludes, in its judgment, that it is not in the best interests of the Company and its shareholders, to complete the Public Offering under the circumstances. If the Public Offering is terminated, all funds received pursuant to the Public Offering will be promptly refunded, without interest.

SUBSCRIPTION PRIVILEGES

  Basic Subscription Privilege. Each Right will entitle the holder thereof to purchase at the Subscription Price 1.624 Underlying Preferred Shares, subject to reduction by the Company under certain circumstances. See "The Rights Offering--Limitations--Tax Limitation" and "--Regulatory Limitation." Each Rights Holder is entitled to subscribe for all, or any portion of, the Underlying Preferred Shares which may be acquired through the exercise of Rights. Payment of the Subscription Price will be held in an escrow account to be maintained by U.S. Stock Transfer Corporation as Subscription Agent and will be applied to the purchase of Preferred Stock or promptly returned without interest following the Expiration Time. Subject to satisfaction of the Minimum Condition, the certificates representing Underlying Preferred Shares purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Time and all prorations and reductions contemplated by the Public Offering and the Private Offering have been effected. The Basic Subscription Privilege is not transferable.

  Oversubscription Privilege. Subject to proration and possible reduction, as described below and in "The Rights Offering--Limitations--Tax Limitation" and "--Regulatory Limitation," Rights Holders who elect to exercise the Basic Subscription Privilege in full will also be eligible to subscribe at the Subscription Price for 0.376 shares of Preferred Stock, for each Right held, that are not otherwise subscribed for pursuant to the Basic Subscription Privilege and are not purchased by the Private Purchasers pursuant to the terms of the Private Offering (the "Oversubscription Privilege"). Only Rights Holders who exercise the Basic Subscription Privilege in full will be entitled to exercise the Oversubscription Privilege, which must be exercised at the same time as the Basic Subscription Privilege is exercised. The Oversubscription Privilege is not transferable. If 45.5% of the Basic Subscription Privilege is exercised by the Rights Holders and assuming $5.5 million of Preferred Stock is sold pursuant to the Private Offering, participation in the Oversubscription Privilege will be precluded.

  Shares of Preferred Stock will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any Underlying Preferred Shares are not subscribed for through exercise of the Basic Subscription Privilege and not purchased by the Private Purchasers (i.e. an aggregate of $8.0 million of Preferred Stock has not been purchased by the shareholders pursuant to the Basic Subscription privilege and the Private Purchasers pursuant to the Private Offering. If the Underlying Preferred Shares are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Underlying Preferred Shares will be allocated pro rata (subject to the elimination of fractional shares) among the Rights Holders who exercise their Oversubscription Privilege in proportion to the number of shares of Common Stock owned as of the Record Date; provided, however, that if such pro rata allocation results in any Rights Holder being allocated a greater number of Excess Underlying Preferred Shares than such holder subscribed for pursuant to the exercise of the Oversubscription Privilege, each Rights Holder will be allocated only that number of Excess Underlying Preferred Shares for which such holder oversubscribed, and the remaining Excess Underlying Preferred Shares will be allocated among all other Rights Holders exercising the Oversubscription Privilege on the same pro rata basis outlined above. Such proration will be repeated until all Excess Underlying Preferred Shares have been allocated to the full extent of the Oversubscription Privilege exercised. Payments for exercises of the Oversubscription Privilege will be deposited upon receipt by the Subscription Agent and held in a segregated account pending a final determination of the number of Excess Underlying Preferred Shares to be issued pursuant to such Oversubscription Privilege. THEREFORE, ASSUMING NO EXTENSIONS OF THE EXPIRATION TIME, RIGHTS HOLDERS WHO PLACE OVERSUBSCRIPTION ORDERS PRIOR TO THE EXPIRATION TIME WILL LOSE ACCESS TO FUNDS TENDERED FOR A MAXIMUM OF 40 DAYS AND MAY NOT ACTUALLY ACQUIRE ANY OR ALL OF THE EXCESS UNDERLYING PREFERRED SHARES TO WHICH THEY SUBSCRIBE. If a proration of the Excess Underlying Preferred Shares results in a Rights Holder receiving fewer Excess Underlying Preferred Shares than such Rights Holder subscribed for pursuant to the Oversubscription Privilege, then the excess funds paid by that holder for shares not issued will be returned without interest or deduction. Subject to satisfaction of the Minimum Condition, certificates representing Excess Underlying Preferred Shares purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Public Offering and the Private Offering have been effected.

  To exercise the Oversubscription Privilege, banks, brokers and other nominees of Rights Holders who exercise the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company the aggregate number of Rights as to which the Oversubscription Privilege has been exercised and the number of Excess Underlying Preferred Shares thereby subscribed for by each beneficial owner of Rights on whose behalf such nominee holder is acting.

SUBSCRIPTION PRICE

  The Subscription Price is $10.00. Shares purchased by the Private Purchasers will be purchased at the Subscription Price. Shares purchased by Standby Purchasers pursuant to the Standby Purchase Agreements shall be at the Subscription Price.

DETERMINATION OF SUBSCRIPTION PRICE

  The Subscription Price was set by the Company's Board of Directors, taking into consideration factors which the Board believes relevant to a determination of the value of the Preferred Stock. Among the factors considered by the Board in determining the Subscription Price, which is not an exclusive list, were: (i) the Company's unsuccessful attempts to sell the Bank in 1995; (ii) the Company's history of losses; (iii) the potential value of the NOLs and advice from the Company's tax advisor regarding the structure of the transaction as it relates to the Company's ability to raise the maximum amount of capital in the Public Offering and the Private Offering without subjecting the Company to the Section 382 Limitation; (iv) management's and the Board of Directors' view that the involvement of Conrad Company would be beneficial; (v) the benefit to the Company of raising additional capital in excess of the requirements of the 1995 Formal Agreement; (vi) the average price/tangible book value of the Common Stock of selected comparable California community banks relative to the pro forma price/tangible book value of the Preferred Stock on a fully converted basis proposed in the Public Offering and the Private Offering; (vii) the current trading value of the Company's Common Stock; (viii) present and projected operating results and financial condition of the Company; (ix) an assessment of the Company's management and management's analysis of the growth potential of the Company and the Company's primary market; and (x) the advice of Sandler O'Neill. See "Capitalization," "Risk Factors--Dilution of Ownership Interest" and "The Right's Offering--Financial Advisor."

  There can be no assurance, however, that the market price of the Common Stock will not decline during the subscription period to a level equal to or below the Subscription Price, or that, following the issuance of the Rights and of the Preferred Stock upon exercise of Rights or pursuant to the Standby Purchase Agreements, a subscribing Rights Holder or Standby Purchaser will be able to sell shares purchased in the Public Offering at a price equal to or greater than the Subscription Price.

NO BOARD OR FINANCIAL ADVISOR RECOMMENDATION

  An investment in the Preferred Stock must be made pursuant to each investor's evaluation of such investor's best interests. ACCORDINGLY, NEITHER THE BOARD OF DIRECTORS OF THE COMPANY NOR SANDLER O'NEILL MAKE ANY RECOMMENDATION TO RIGHTS HOLDERS OR OTHER PROSPECTIVE PURCHASERS REGARDING WHETHER THEY SHOULD EXERCISE THEIR RIGHTS OR OTHERWISE SUBSCRIBE FOR SHARES OF PREFERRED STOCK.

FINANCIAL ADVISOR

  The Company has engaged Sandler O'Neill as its financial advisor in connection with the Public Offering pursuant to an agreement between the Company and Sandler O'Neill. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is banks and savings institutions and is regularly engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

  In its capacity as financial advisor, Sandler O'Neill provided advice to the Company regarding the structure of the Public Offering as well as with respect to marketing the shares of Preferred Stock to be issued in the Public Offering. Sandler O'Neill also assisted the Company in reviewing the Private Purchase Agreements. Sandler O'Neill will identify potential Standby Purchasers and will assist the Company in negotiating Standby Purchase Agreements with the Standby Purchasers.

  Sandler O'Neill has not prepared any report or opinion constituting a recommendation or advice to the Company or its shareholders, nor has Sandler O'Neill prepared an opinion as to the fairness of the Subscription Price or the terms of the Public Offering to the Company or its current shareholders. Sandler O'Neill expresses no opinion and makes no recommendation to Rights Holders or Standby Purchasers as to the purchase by any person of shares of Preferred Stock in the Public Offering. Sandler O'Neill also expresses no opinion as to the prices at which shares to be distributed in connection with the Public Offering may trade if and when they are issued or at any future time. See "The Rights Offering--Determination of Subscription Price."

  As compensation for its services, the Company has agreed to pay Sandler
O'Neill: (i) a fee of 3.0% of the aggregate purchase price of the shares of Preferred Stock sold in the Rights Offering (other than shares of Preferred Stock sold in the Rights Offering in Arizona) and (ii) a fee of 5.0% of the aggregate value of funds committed by the Standby Purchasers. Sandler O'Neill will also receive 1.5% of the aggregate value of funds committed in the Private Offering. The fees set forth above are subject to Sandler O'Neill receiving minimum aggregate compensation upon closing of the Public Offering and the Private Offering of $250,000. The Company also has agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses pertaining to its engagement, including legal fees, in an aggregate amount not to exceed $125,000. The Company has agreed to indemnify Sandler O'Neill against certain liabilities arising out of its engagement, including certain liabilities arising under the securities laws.

LIMITATIONS

 Regulatory Limitation

  The Company will not be required to issue shares of Preferred Stock pursuant to the Public Offering to any Rights Holder or Standby Purchaser who, in the Company's sole judgment and discretion, is required to obtain prior clearance, approval or nondisapproval from any state or federal bank regulatory authority to own or control such shares unless, prior to the Expiration Time, evidence of such clearance, approval or nondisapproval has been provided to the Company. If the Company elects not to issue shares in such case, such shares will become available to the Rights Holders, Private Purchasers or Standby Purchasers as to whom such conditions do not apply.

  The Change in Bank Control Act of 1978 prohibits a person or group of persons "acting in concert" from acquiring "control" of a bank holding company unless the Reserve Bank has been given 60 days' prior written notice of such proposed acquisition and within that time period the Reserve Bank has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Reserve Bank issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Reserve Bank, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act (such as the Common Stock into which the Preferred Stock is convertible) would, under the circumstances set forth in the presumption, constitute the acquisition of control.

  In addition, any "company" would be required to obtain the approval of the Reserve Bank under the BHC Act before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of the outstanding shares of any class of voting securities, or such lesser number of shares as constitute control over, the Company. Conrad Company, a bank holding company and one of the Private Purchasers, has filed an application with the Reserve Bank for approval to acquire more than 5.0% of the voting stock of the Company. See "The Private Offering" and "Risk Factors--Requirement of Regulatory Approval for Investment of Private Purchaser."

 Tax Limitation

  As of December 31, 1996, the Company had NOL carryforwards of $22.3 million and $11.8 million for federal and state purposes, respectively. The acquisition of Underlying Preferred Shares pursuant to the Basic Subscription Privilege or Excess Underlying Preferred Shares pursuant to the Oversubscription Privilege, or the issuance of shares to Private Purchasers or Standby Purchasers, combined with future trading in the Company's Common or Preferred Stock, could result in an "ownership change" within the meaning of
Section 382. The Company has reserved the right, with certain exceptions, in its sole judgment and discretion to limit the number of Underlying Preferred Shares issued as a result of exercises of Basic Subscription Privileges and Oversubscription Privileges in the aggregate or to any Rights Holder or the Standby Purchasers to reduce the risk that the Section 382 Limitation will apply. The Company has reserved the right to limit in certain circumstances, the number of shares of Preferred Stock the Private Purchasers may acquire to reduce the risk that the Section 382 Limitation will apply. The Company will determine whether to exercise this discretion by comparing the benefits of a successful offering with any tax detriments associated with an ownership change. The Company has obtained the opinion of Deloitte & Touche LLP that, subject to certain limitations, the Public Offering and the Private Offering should not result in an ownership change within the meaning of Section 382. If the Public Offering and the Private Offering were to cause such an ownership change, or if future trading in the Company's shares were to cause such an ownership change, the Company's ability to use its NOL carryforwards in the future could be adversely affected.

  An "ownership change" will occur if the aggregate percentage point ownership increase for all 5% shareholders for a "testing period" exceeds 50%. For this purpose, a "5% shareholder" is any direct or indirect holder, taking certain attribution rules into account, of 5% or more of a corporation's stock. For this purpose, all holders of less than 5% are collectively treated as a single 5% shareholder. In general, the "testing period" is the three-year period ending on the date an ownership change has occurred. Such period may be less than three years and will begin on the first day of the most recent taxable year from which a net operating loss or excess credit is carried forward. Once an "ownership change" has occurred, as of that date, only subsequent ownership changes are tested. In determining the amount by which 5% shareholders have increased their percentage, the percentage interest of each 5% shareholder on the testing date is compared to the lowest percentage interest of such shareholder at any time during the testing period. For example, a shareholder whose percentage ownership increased from 6% to 20% during the testing period will be considered to have had an increase of 14%. If the aggregate change of all 5% shareholders exceeds 50% as of the end of the "testing period," then an "ownership change" will have occurred. This would impose an annual Section 382 Limitation on the ability of the Company to use its net operating loss beginning in the year in which the "ownership change" has occurred. The amount of the NOL carryforwards that could be used by the Company annually would be determined by multiplying the value of the Company as of the "ownership change" date by the long-term, tax-exempt bond rate at that time, a rate that was 5.50% at March 31, 1997.

 Transfer Limitation

  As part of the Company's efforts to avoid the Section 382 Limitation on the use of its NOLs, the terms of the Preferred Shares as reflected in the Restatement shall prohibit, and the certificates evidencing the Preferred Shares and the shares of Common Stock issued upon conversion of the Preferred Stock will contain a legend prohibiting, transfer of such Preferred Stock or Common Stock to any person (other than persons to whom the Company is contractually obligated on or before the Date of Issuance to transfer up to 4.9% of the Company's Stock) if such person is or would become by reason of such transfer the beneficial owner of more than 4.5% (or 4.9% as described above) of the Company's stock, as the term "stock" is defined and such ownership is determined under Section 382. The Restatement also will impose the NOL Transfer Restriction on shares of Common Stock currently outstanding and those issued by the Company in the future. The NOL Transfer Restriction and the legend will not restrict future transfers (up to 4.9%) by any holder to those persons to whom the Company is contractually obligated on or before the Date of Issuance to transfer up to 4.9% of the Company's stock. The Company has the right to demand that any stock transferred in violation of the NOL Transfer Restriction (the "Transferred Stock") be transferred to the Company and any distributions received on the Transferred Stock be remitted to the Company. In addition, the Company has the right to demand remittance of proceeds received from such initial transfer. The Company shall sell the Transferred Stock in an arm's length transaction and remit the proceeds thereof to the original shareholder. The NOL Transfer Restriction expires
(i) on or after three years from the Date of Issuance or (ii) upon the occurrence of any transaction in which holders of all outstanding shares of capital stock receive, or are offered the opportunity to receive, cash, stock or other property for all such shares and upon the consummation of which the acquiror will own at least a majority of the outstanding shares of capital stock. In addition, the Board of Directors of the Company is expressly empowered to waive application of the NOL Transfer Restriction to any specific transaction provided that such waiver is by resolution of the Board of Directors duly considered and approved by at least a majority of the Board of Directors prior to any such transfer of stock.

METHOD OF SUBSCRIPTION

 Exercise of Rights

  Rights Holders may exercise their Rights by delivering to the Subscription Agent, at the addresses specified below, at or prior to the Expiration Time, properly completed and executed Subscription Right Certificate(s) evidencing those Rights, with any signatures guaranteed as required, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege. Payment may be made only (i) by check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to U.S. Stock Transfer Corporation, as Subscription Agent; or (ii) by wire transfer of funds to the escrow account maintained by the Subscription Agent for the purpose of accepting subscriptions at First Professional Bank NA (with Subscriber's name, for further credit to National Mercantile Bancorp Account) (the "Subscription Account"). The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check; (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order; or (iii) receipt of collected funds in the Subscription Agent's account designated above. Funds paid by uncertified personal check may take up to five business days to clear. ACCORDINGLY, RIGHTS HOLDERS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION TIME TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH TIME AND ARE URGED TO CONSIDER IN THE ALTERNATIVE PAYMENT BY MEANS OF CERTIFIED CHECK, BANK DRAFT, MONEY ORDER OR WIRE TRANSFER OF FUNDS. All funds received in payment of the Subscription Price shall be held by the Subscription Agent and invested at the direction of the Company in short-term certificates of deposit, short-term obligations of the United States or any state or any agency thereof or money market mutual funds investing in the foregoing instruments. Subscription funds paid to exercise the Oversubscription Privilege will be returned to the Rights Holder in the event there are insufficient Excess Underlying Preferred Shares to fulfill any Oversubscription Privilege. See "The Rights Offering--Subscription Privileges." The account in which such funds will be held will not be insured by the FDIC. Any interest earned on such funds will be retained by the Company.

  The Subscription Right Certificates and payment of the Subscription Price or, if applicable, Notices of Guaranteed Delivery or DTC Participant Oversubscription Exercise Forms, as defined below, must be delivered to the Subscription Agent, by mail, hand delivery, overnight or other courier service, at the following address:



  National Mercantile Bancorp Account

  U.S. Stock Transfer Corporation

  1745 Gardena Avenue, Suite 200

  Glendale, California 91204

  Telephone number: (800) 835-8775

  Facsimile number: (818) 502-0674

  The Company will absorb the costs of the fees and expenses of the Subscription Agent and has agreed to indemnify the Subscription Agent from certain liabilities which it may incur in connection with the Public Offering. Except for fees absorbed by the Company, and transfer taxes, if any, which shall be paid by the Company, all commissions, fees and other expenses (including brokerage commissions) incurred in connection with the exercise of Rights will be for the account of the Rights Holder, and none of such commissions, fees or expenses will be paid by the Company.

  If a Rights Holder wishes to exercise Rights, but time will not permit such Rights Holder to cause the Subscription Right Certificate(s) evidencing those Rights to reach the Subscription Agent prior to the Expiration Time, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

    (i) the Rights Holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege and, if applicable, the Oversubscription Privilege, to be received (in the manner set forth above) by the Subscription Agent at or prior to the Expiration Time;

    (ii) the Subscription Agent receives, at or prior to the Expiration Time, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of National Mercantile Bancorp Subscription Rights Certificates (the "Instructions") distributed with the Subscription Right Certificates, guaranteed by a member firm of an approved Signature Guarantee Medallion Program (an "Eligible Institution"), stating the name of the exercising Rights Holder, the number of Underlying Preferred Shares being subscribed for pursuant to the Basic Subscription Privilege, and, if any, pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of the Subscription Right Certificate(s) evidencing those Rights within two (2) business days following the date of the Notice of Guaranteed Delivery; and

    (iii) the properly completed Subscription Right Certificate(s) evidencing the Rights being exercised, with any signatures guaranteed as required, is received by the Subscription Agent within two (2) business days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Right Certificates at the address set forth above or may be transmitted to the Subscription Agent by telegram or facsimile transmission. Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Information Agent whose address and telephone number are set forth below.

  If an exercising Rights Holder does not indicate the number of Rights being exercised, or does not forward full payment of the aggregate Subscription Price for the number of Rights that the Rights Holder indicates are being exercised, then the Rights Holder will be deemed to have exercised the Basic Subscription Privilege with respect to the maximum number of Rights that may be exercised for the aggregate payment delivered by the Rights Holder and, to the extent that the aggregate payment delivered by the Rights Holder exceeds the product of the Subscription Price multiplied by the number of Rights evidenced by the Subscription Right Certificates delivered by the Rights Holder (such excess being the "Subscription Excess"), the Rights Holder will be deemed to have exercised the Oversubscription Privilege to purchase, to the extent available, that number of whole Excess Underlying Shares equal to the quotient obtained by dividing the Subscription Excess by the Subscription Price. Any amount remaining after application of the foregoing procedures shall be returned to the Rights Holder promptly by mail without interest or deduction.

  Funds received in payment of the Subscription Price for Excess Underlying Shares subscribed for pursuant to the Oversubscription Privilege will be held in a Subscription Account and segregated from its other accounts pending issuance of the Excess Underlying Shares. If a Rights Holder exercising the Oversubscription Privilege is allocated less than all of the Excess Underlying Shares for which that Rights Holder subscribed pursuant to the Oversubscription Privilege, then the excess funds paid by the Rights Holder as the Subscription Price for shares not allocated to such Rights Holder shall be returned by mail, without interest, as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Public Offering and the Private Offering have been effected. See "Risk Factors--Period of Escrow."

  Subject to satisfaction of the Minimum Condition, certificates representing shares of Preferred Stock subscribed for and issued pursuant to the Basic Subscription Privilege and the Oversubscription Privilege will be mailed as soon as practicable after the Expiration Time and after all prorations and adjustments contemplated by the terms of the Public Offering and the Private Offering have been effected. Certificates for shares of Preferred Stock issued pursuant to the exercise of Rights will be registered in the name of the Rights Holder exercising such Rights. There can be no assurance that the value of the Preferred Stock will not decline below the Subscription Price before such shares of Preferred Stock are delivered. See "Risk Factors--Market Considerations."

  Unless a Subscription Right Certificate provides that the Underlying Shares to be issued pursuant to the exercise of the Rights represented thereby are to be issued to the Rights Holder or is submitted for the account of an Eligible Institution, signatures on each Subscription Right Certificate must be guaranteed by an Eligible Institution.

  Holders of Common Stock of record at the Record Date ("Record Date Holders") who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares as soon as possible to ascertain these beneficial owners' intentions and to obtain instructions with respect to their Rights. If a beneficial owner so instructs, the Record Date Holder of that beneficial owners' Rights should complete appropriate Subscription Right Certificate(s) and submit them to the Subscription Agent with the proper payment by noon of the next business day after the receipt of any funds from the beneficial owner pursuant to NASD Notice to Members 84-7. In addition, beneficial owners of Rights through such a nominee holder should contact the nominee holder and request the nominee holder to effect transactions in accordance with the beneficial owners' instructions. If a beneficial owner wishes to obtain a separate Subscription Right Certificate, he, she or it should contact the nominee as soon as possible and request that a separate Subscription Right Certificate be issued. A Nominee may request any Subscription Right Certificate held by it to be split into such smaller denominations as it wishes, provided that the Subscription Right Certificate is received by the Subscription Agent, properly endorsed, no later than 5:00 p.m., Pacific Time, on June 6, 1997.

  The Instructions accompanying the Subscription Right Certificates should be read carefully and followed in detail. SUBSCRIPTION RIGHT CERTIFICATES SHOULD BE SENT WITH PAYMENT TO THE SUBSCRIPTION AGENT. DO NOT SEND SUBSCRIPTION RIGHT CERTIFICATES TO THE COMPANY.

  THE METHOD OF DELIVERY OF SUBSCRIPTION RIGHT CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS. IF SUBSCRIPTION RIGHT CERTIFICATES AND PAYMENTS ARE SENT BY MAIL, RIGHTS HOLDERS ARE URGED TO SEND SUCH MATERIALS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A

SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION TIME. BECAUSE UNCERTIFIED CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, RIGHTS HOLDERS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED CHECK, BANK DRAFT, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

  Certain directors and officers of the Company will assist the Company in the Public Offering by, among other things, participating in informational meetings regarding the Public Offering, generally being available to answer questions of potential subscribers and soliciting orders in the Public Offering. None of such directors and officers will receive additional compensation for such services. None of such directors and officers are registered as securities brokers or dealers under the federal or applicable state securities laws, nor are any of such persons affiliated with any broker or dealer. Because none of such persons are in the business of either effecting securities transactions for others or buying and selling securities for their own account, they are not required to register as brokers or dealers under the federal securities laws. In addition, the proposed activities of such directors and officers are exempted from registration pursuant to a specific safe-harbor provision under Rule 3a4-1 under the Exchange Act. Substantially similar exemptions from registration are available under applicable state securities laws.

  All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determination will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscription Right Certificates will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines, in its sole discretion. Neither the Subscription Agent or the Company will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Right Certificates or incur any liability for failure to give such notification. The Company reserves the right to reject any exercise if such exercise is not in accordance with the terms of the Rights Offering or not in proper form or if the acceptance thereof or the issuance of the Preferred Stock pursuant thereto could be deemed unlawful. See "The Rights Offering--Limitations--Regulatory Limitation" and "--Tax Limitation."

  All questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Information Agent at its address set forth below (telephone (800) 554-7733 or call collect
(212) 344-6733). See "The Rights Offering--The Information Agent."

 Procedures for DTC Participants

  It is anticipated that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of The Depository Trust Company ("DTC"); Rights which the holder exercises through the DTC are referred to as ("DTC Rights"). A holder of DTC Rights may exercise the Oversubscription Privilege in respect thereof by properly exercising and delivering to the Subscription Agent, at or prior to the Expiration Time, a DTC Participant Oversubscription Exercise Form, together with payment of the appropriate Subscription Price for the number of Excess Underlying Preferred Shares for which the Oversubscription Privilege is exercised. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from the Information Agent or the Subscription Agent.

NO REVOCATION

  ONCE A RIGHTS HOLDER HAS PROPERLY EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

LATE DELIVERY OF SUBSCRIPTION RIGHT CERTIFICATES

  If the Subscription Agent has received prior to the Expiration Time full payment as specified above for the total number of shares of Preferred Stock subscribed for, together with a letter, telegram or facsimile transmission from a bank or trust company or a member of a recognized securities exchange in the United States stating the name of the subscriber, the number of Rights represented by the Subscription Right Certificate and the number of Underlying Preferred Shares of Preferred Stock subscribed for and guaranteeing that the Subscription Rights Certificate will be delivered promptly to the Subscription Agent, such subscription will be deemed to be received prior to the Expiration Time, subject to withholding of the stock certificates representing the Underlying Preferred Shares pending receipt of the duly executed Subscription Rights Certificate. RIGHTS HOLDERS WHO FAIL TO DELIVER THEIR SUBSCRIPTION RIGHT CERTIFICATE(S) AND FULL PAYMENT TO THE COMPANY OR PAYMENT WITH GUARANTY OF DELIVERY AS SET FORTH ABOVE PRIOR TO THE EXPIRATION TIME WILL BE DEEMED TO HAVE WAIVED THEIR SUBSCRIPTION RIGHTS IN THIS OFFERING IN THEIR ENTIRETY.

INFORMATION AGENT

  The Company has appointed Kissel-Blake Inc. as Information Agent for the Rights Offering. Any questions or requests for assistance concerning the method of subscribing for shares of Preferred Stock or for additional copies of this Prospectus, the Instructions, the Notice of Guaranteed Delivery or the DTC Participant Oversubscription Exercise Form may be directed to the Information Agent at the address and telephone number below:

  Kissel-Blake Inc.
  110 Wall Street
  New York, New York 10005
  Telephone No.: (800) 554-7733 or
   (212) 344-6733 (call collect)
  Banks and Brokers call: (212) 344-6733

  The Company will pay the fees and expenses of the Information Agent and has also agreed to indemnify the Information Agent from certain liabilities which it may incur in connection with the Rights Offering.

FOREIGN AND CERTAIN OTHER SHAREHOLDERS

  Subscription Right Certificates will not be mailed to Record Date holders whose addresses are outside the United States and Canada or who have an APO or FPO address, but will be held by the Subscription Agent for each Record Date holders' accounts. To exercise their Rights, such persons must notify the Subscription Agent at or prior to 5:00 p.m., Pacific Time, on June 9, 1997. Such Holder's Rights expire at the Expiration Time.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following summary is a general discussion of certain of the anticipated federal income tax consequences of the issuance, exercise, transfer or lapse of the Rights and purchase and disposition of the Preferred Stock. The following does not consider federal income tax consequences of the Public Offering to any particular shareholder, or federal income tax consequences of the Public Offering that may be relevant to particular classes of shareholders, such as banks, insurance companies and foreign individuals and entities. This summary is not intended as tax advice, and is based on the Company's understanding of federal income tax laws as currently interpreted. No representation is made regarding the continuation of such laws or of such interpretations, and no discussion is contained herein regarding the possible effects of any applicable state, local or foreign tax laws, or taxes other than federal income taxes. EACH RIGHTS HOLDER, STANDBY PURCHASER AND OTHER SUBSCRIBER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH RIGHTS HOLDER OR SUBSCRIBER (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES AND STATE, LOCAL, FOREIGN AND OTHER TAX LAWS) OF THE ISSUANCE, EXERCISE, TRANSFER OR LAPSE OF RIGHTS AND THE PURCHASE AND DISPOSITION OF PREFERRED STOCK PURSUANT TO THE PUBLIC OFFERING.

SUBSCRIPTION OFFER

  Section 305(a) of the Code generally provides that gross income does not include the amount of any distribution by a corporation to its shareholders of stock or rights to acquire stock of that corporation. Although there are exceptions to the general rule of Section 305(a), this discussion assumes that the general rule of Section 305(a) applies to the distribution of Rights to the shareholders of the Company. Under Section 307 of the Code, the tax basis of the Rights in the hands of a shareholder of the Company to whom the Rights were issued will be determined by allocating the tax basis of the Common Stock with respect to which the distribution was made between the existing shares of Common Stock the shareholder holds (the "Old Stock") and the Rights in proportion to their relative fair market values on the date of distribution. If the fair market value of the Rights on the date of distribution is less than 15% of the fair market value of the Old Stock, the tax basis of the Rights will be zero and the tax basis of the Old Stock will be unchanged unless a shareholder makes an irrevocable election to compute the basis of all Rights received in the manner described in the preceding sentence. This election is made by attaching a statement to such shareholder's federal income tax return filed for the taxable year in which the Rights are received by a shareholder. The Company has not obtained an independent appraisal of the valuation of the Old Stock or the Rights and, therefore, each shareholder individually must determine how the rules of Section 307 of the Code will apply in that shareholder's particular situation. If the Rights are not exercised but are allowed to expire, no adjustment will be made to the basis of the Old Stock held by such shareholder and no income or loss will be recognized by such shareholder on the expiration of such Rights. In either case, the holding period of such Rights will include the period during which the shareholder has held the Old Stock.

STANDBY PURCHASE AGREEMENTS

  Standby Purchasers will not be taxed as a result of entering into Standby Purchase Agreements. Since Standby Purchasers pay nothing for entering into Standby Purchase Agreements, they have no tax basis for such Standby Purchase Agreements as a result of entering into them.

EXERCISE OF RIGHTS

  No gain or loss will be recognized by shareholders upon exercise of Rights pursuant to the Rights Offering. The holding period of the Preferred Stock acquired by a shareholder upon exercise of the Rights will commence upon the exercise of the Rights by the holder thereof. The tax basis of such shares will be equal to the sum of the basis of the Rights exercised, if any, and the exercise price paid for such shares. Persons who acquire

Preferred Stock as Standby Purchasers will take a basis for the shares equal to the Subscription Price and will have a holding period that commences with the purchase.

EXPIRATION OF THE RIGHTS AND STANDBY PURCHASE AGREEMENTS

  Rights Holders who allow the Rights received by them on the date of distribution to expire unexercised will not recognize any gain or loss, and no adjustment will be made to the basis of their common stock. Standby Purchasers have no tax basis in their Standby Purchase Agreements and, accordingly, will not recognize any gain or loss if those agreements expire.

PREFERRED STOCK

 Basis and Holding Period

  The basis of each share of Preferred Stock acquired upon exercise of Rights will equal the sum of the Subscription Price and the basis, if any, in the Rights exercised. The holding period for such Preferred Stock will begin on the date the Rights are exercised.

 Dividend Payments

  A holder of the Preferred Stock who receives a distribution thereon will be treated as having received, on the dividend payment date, a dividend taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits in the year in which such distribution is made. Corporate holders will generally be eligible for the dividends received deduction as set forth in Section 243 of the Code. The amount of any distribution described above will be the amount of cash plus the fair market value of any property received. To the extent that the amount of any distribution exceeds the Company's allocable current and accumulated earnings and profits, such excess will first be applied against and reduce the recipient's adjusted tax basis in the shares with respect to which such distribution is made and second, to the extent that such excess is greater than the recipient's adjusted tax basis, will be treated as capital gain (assuming the shares with respect to which such distribution is made are held as a capital asset).

  Corporate holders of shares of Preferred Stock otherwise entitled to the dividends received deduction should consider the minimum holding period requirements of Section 246(c) of the Code, the "debt-financed portfolio stock" rules of Section 246A of the Code, and the "extraordinary dividend" provisions of Section 1059 of the Code, the effects of which are to reduce or eliminate the benefit of the dividends received deduction with respect to shares of Preferred Stock subject to such rules. Corporate holders of shares of Preferred Stock should also consider whether any dividends received deduction allowed for dividends received on shares of Preferred Stock may either cause or increase the holder's liability for the alternative minimum tax.

 Sale or Exchange

  Upon the sale or taxable exchange of Preferred Stock, the holder will recognize gain or loss equal to the difference between the amount realized and the holder's adjusted tax basis in the Preferred Stock. The resulting gain or loss will be a capital gain or loss and will be a long-term capital gain or loss (assuming the shares are held as a capital asset) if the Preferred Stock was held for more than one year.

 Redemption of Preferred Stock

  A redemption of Preferred Stock for cash will be a taxable event. Generally, any redemption of the Preferred Stock would result in taxable gain or loss equal to the difference between the amount of cash received (except to the extent of accumulated dividends on the Preferred Stock) and the shareholder's tax basis in the Preferred Stock redeemed if the redemption (a) results in a "complete redemption" of the holder's stock interest in the Company under
Section 302(b)(3) of the Code, (b) is "substantially disproportionate" with respect to the stockholder under Section 302(b)(2) of the Code, (c) is "not essentially equivalent to a dividend" with respect to the stockholder under
Section 302(b)(1) of the Code, or (d) is from a non-corporate stockholder in partial liquidation of the Company under Section 302(b)(4) of the Code. In determining whether any of these tests has been met, shares considered to be owned by the stockholder by reason of the constructive ownership rules set forth in Section 318(a) of the Code (pursuant to which a stockholder will be deemed to own shares owned by certain related individuals and entities and shares that may be acquired upon the exercise of an option, unless such constructive ownership can be waived under Section 302(c) of the Code), as well as the shares actually owned, would generally be taken into account. Such gain or loss would be a capital gain or loss (assuming the shares with respect to which such distribution is made are held as a capital asset).

  If the redemption does not satisfy any of the tests under Section 302(b) of the Code, then the gross proceeds will be treated under Section 301 of the Code as a distribution taxable as a dividend to the extent of the Company's current and accumulated earnings and profits (see "Certain Federal Income Tax Consequences--Preferred Stock--Dividend Payments," above), and any excess will be treated first as a non-taxable return of capital and then as a gain upon a sale or exchange of the Preferred Stock, which gain will be long-term capital gain (assuming the shares are held as a capital asset) if the Preferred Stock has been held for more than one year. A holder who is taxed upon proceeds of redemption as a dividend would transfer the tax basis in the Preferred Stock (reduced for any amounts treated as a non-taxed portion of extraordinary dividends or as a return of capital) to the holder's remaining stock interest in the Company. If the stockholder does not retain any stock ownership in the Company, the stockholder may lose such basis entirely.

 Redemption Premium

  Under Section 305 of the Code and applicable Treasury regulations, if the redemption price of redeemable preferred stock exceeds its issue price, such excess may constitute an unreasonable redemption which is deemed to be a taxable distribution to the holder on an economic accrual basis over the period during which the Preferred Stock cannot be redeemed. Such distribution would be treated as a dividend to the extent of the Company's current and accumulated earnings and profits, with any remaining distribution treated first as a non-taxable return of capital and then as gain arising from a sale or exchange.

  The Company may not redeem the Preferred Stock until July 1, 2000. Thereafter, the Company may redeem the Preferred Stock at any time at its option for the issue price plus a premium of 5%, together with declared but unpaid dividends. The premium will decrease by one percentage point on January 1 of each succeeding year such that, beginning July 1, 2005, no premium will be paid upon redemption. A redemption premium on stock, other than stock which is subject to mandatory redemption by the issuer or subject to redemption at the option of the holder, is considered to be reasonable if it is in the nature of a penalty for a premature redemption and if such premium does not exceed the amount which the issuer would be required to pay for such redemption right under the market conditions existing at the time of issuance of the Preferred Stock. A redemption premium is generally considered reasonable if it does not exceed 10% of the issue price on stock not redeemable for five years from the date of issue. Because the Preferred Stock can be redeemed in less than five years, there can be no assurance and none is hereby given that the redemption premium with respect to the Preferred Stock will be considered reasonable under Section 305 and applicable regulations.

 Conversion to Common Stock

  No gain or loss will be recognized for federal income tax purposes upon the conversion of the Preferred Stock into shares of Common Stock, except with respect to any cash received in exchange for a fractional interest. The tax basis for the shares of Common Stock received upon conversion will be equal to the tax basis of the Preferred Stock, reduced by the portion of such basis allocable to any fractional interest exchanged for cash. Provided that the Preferred Stock was held as capital assets, the holding period of the shares of Common Stock will include the holding period of the Preferred Stock converted. Gain realized upon the receipt of cash paid in lieu of fractional shares of Common Stock will be taxed immediately to the holder of such fractional shares.

 Adjustment of Conversion Ratio

  Section 305 of the Code renders taxable certain actual or constructive distributions of stock with respect to stock and convertible securities. Regulations promulgated under Section 305 provide that an adjustment in the conversion ratio of convertible preferred stock made pursuant to a bona fide, reasonable formula which has the effect of preventing dilution of the interest of the holders of such stock will not be considered to result in a taxable dividend under Section 301 of the Code. Any adjustment in the conversion ratio of the Preferred Stock to reflect taxable distributions on the Common Stock would be treated as a constructive distribution of stock to the holders of Preferred Stock and would be taxable as a dividend to the extent of current or accumulated earnings and profits of the Company. The amount of the dividend to a holder of Preferred Stock resulting from such an adjustment would be measured by the fair market value of the additional Common Stock (or fraction thereof) that would be obtainable as a result of adjustment of the conversion price. Because the adjustments to the conversion price could occur more than three years after the date of a taxable stock dividend, there can be no assurance and none is hereby given that an adjustment to the conversion ratio of the Preferred Stock will not result in a taxable dividend under Section 301.

GENERAL BACK UP WITHHOLDING AND REPORTING REQUIREMENTS

  Under Section 3406 of the Code and applicable Treasury regulations, a holder of Preferred Stock may be subject to backup withholding tax at the rate of 31% with respect to dividends paid on or the proceeds of a sale or redemption of Preferred Stock, as the case may be. The payor will be required to deduct and withhold the tax if (a) the payee fails to furnish a taxpayer identification number ("TIN") to the payor or fails to certify under the penalty of perjury that such TIN is correct, (b) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (c) there has been a notified payee under reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (d) there has been a failure of the payee to certify under the penalty of perjury that the payees is not subject to withholding under Section 3406(a)(1)(C) of the Code. As a result, if any one of the events discussed above occurs, the payor will be required to withhold a tax equal to 20% from any payment of dividends or proceeds made with respect to the Preferred Stock unless an exemption applies under applicable law and is established in a manner acceptable to the payor. Reports will be made annually or otherwise as may be required to the IRS and to the holders of record that are not excepted from such reporting requirements with respect to distributions on the Preferred Stock. Such reporting will be made on IRS Form 1099 or on such other form as may be prescribed under the rules issued by the IRS.

                              STANDBY PURCHASERS

  Prior to the commencement of the Rights Offering, the Company will seek to enter into Standby Purchase Agreements pursuant to which certain institutional investors as Standby Purchasers will severally agree, subject in each case to a maximum standby commitment and to certain conditions, to purchase up to $2.5 million (250,000 shares) of Preferred Stock at the Subscription Price to the extent available after exercise of the Basic Subscription Privilege, the sale of shares in the Private Offering and the exercise of the Oversubscription Privilege. The Company expects that the Standby Purchasers will require the Company to sell, and the Standby Purchasers will purchase, an aggregate minimum of $1.0 million (100,000 shares) of Preferred Stock if a sufficient number of shares of Preferred Stock is not available after the exercise of the Basic Subscription Privilege, the sale of shares in the Private Offering and the Oversubscription Privilege. The obligations of the Standby Purchasers will not be subject to the purchase of any minimum number of shares pursuant to the exercise of the Rights, but are subject to certain conditions, including that the Public Offering shall have been conducted substantially in the manner described in the Prospectus for the Public Offering.

  The Company anticipates that each Standby Purchase Agreement will provide that it may be terminated by the Standby Purchaser only upon the occurrence of any of the following events: (i) a material adverse change in the Company's financial condition prior to the expiration of the Public Offering from that existing at December 31, 1996 (except as disclosed in the Prospectus) ; (ii) a suspension in the trading in the Common

Stock, a general suspension of trading or establishment of limited or minimum prices on the Nasdaq Stock Market, any banking moratorium, any suspension of payments with respect to banks in the United States or a declaration of war or a national emergency by the United States; (iii) under any circumstances which would result in the Standby Purchaser, individually or together with any other person or entity, being required to register as a depository institution holding company under federal or state laws or regulations, or to submit an application, or notice, to a federal bank regulatory authority to acquire or retain control of a depository institution or depository institution holding company; or (iv) if the Public Offering, including sales of Preferred Stock to Standby Purchasers, is not completed by June 30, 1997 through no fault of the Standby Purchaser.

  If the Company believes that the number of Underlying Preferred Shares issuable by the Company pursuant to the Standby Purchase Agreements, both in the aggregate and to any individual purchaser, will have an adverse effect upon the Company's ability to utilize the NOL carryforwards, then the Company may reduce the number of shares issuable to the Standby Purchasers, either pro rata or individually to each Standby Purchaser whose purchase of Preferred Stock may create such an adverse effect. Such reduction will be made to the minimum extent necessary, with certain exceptions, in the sole opinion and discretion of the Company after consultation with its tax advisor, to accomplish avoidance of such adverse effect. Based on current circumstances, the Company does not anticipate that it will have to reduce the number of shares issued to Standby Purchasers to avoid an adverse effect upon the Company's ability to utilize such federal income tax benefits. See "Risk Factors--Possible Loss of Tax Benefit."

  The Department of Corporations of the State of California (the "Department") has advised the Company that the permit to be granted for the Public Offering will provide that the Standby Purchasers (or their transferees) may not offer or sell, in the State of California, any of the shares of Preferred Stock (or shares of Common Stock into which such shares of Preferred Stock are convertible) which the Standby Purchasers acquire in the Public Offering. The condition will continue to apply until such time as the Company files, and the Department approves, an application to remove such condition. The Company understands that one of the factors the Department considered in placing this condition was that the Company had not shown a net profit in the last several years. The Company intends to file an application with the Department to remove such condition as soon as practicable after such time as the Company's results of operations for a fiscal year reflect a net profit. A Standby Purchaser also may seek to qualify an offer or sale by a Standby Purchaser with the Department.

 REASONS FOR THE PUBLIC OFFERING AND THE PRIVATE OFFERING AND USE OF PROCEEDS

  The Board of Directors decided to conduct both the Public Offering and the Private Offering to minimize the dilutive effect of the Private Offering and the Standby Purchase Offering to current shareholders and to enable the Company to downstream sufficient capital (approximately $2.5 million) to the Bank to comply with the capital requirements of the 1995 Formal Agreement and the 1995 MOU and to facilitate the implementation of the Company's and the Bank's business strategy. The Company established the Minimum Condition of $5.5 million for such purposes and to make the Public Offering and the Private Offering cost effective. See "The Company--Business Strategy" and "-- Regulatory Agreements." The Company anticipates that the net proceeds, contributed to the Bank will ultimately be invested in interest earning assets. The immediate use of proceeds retained by the Company, if any, will be for general corporate purposes, including possible strategic acquisitions and to establish a fixed income investment securities portfolio. The Company has no current arrangements, understandings or agreements, is not presently negotiating with respect to any acquisitions and would need banking regulatory approval prior to making any such acquisitions. PROCEEDS FROM THE PUBLIC OFFERING AND THE PRIVATE OFFERING WILL NOT BE USED TO PAY DIVIDENDS ON THE PREFERRED STOCK. THE TERMS OF THE PREFERRED STOCK PROVIDE THAT DIVIDENDS MAY BE PAID COMMENCING JULY 1, 1999. NOTWITHSTANDING THE FOREGOING, THE COMPANY MAY NOT PAY DIVIDENDS FOLLOWING SUCH DATE UNLESS THE BANK IS IN FULL COMPLIANCE WITH FEDERAL REGULATORY CAPITAL REQUIREMENTS, THE COMPANY AND THE BANK ARE PERMITTED TO PAY DIVIDENDS BY THEIR REGULATORS AND THE COMPANY MEETS THE RETAINED EARNINGS TEST. THE COMPANY CANNOT ASSESS AT THIS TIME ITS ABILITY TO PAY DIVIDENDS IN THE IMMEDIATE FUTURE.

                                   DILUTION

  Rights Holders may experience substantial dilution of their percentage of equity ownership interest and voting power in the Company if they do not exercise the Basic Subscription Privilege and Oversubscription Privilege. Depending upon the degree to which the Rights Holders exercise their Basic Subscription Privilege and Oversubscription Privilege, they will experience a minimum dilution of 18% (assuming shares are available pursuant to the Oversubscription Privilege) and a maximum dilution of 72% (assuming no Rights are exercised) in their equity ownership interest and voting power in the Company due to the Private Purchasers Minimum Obligation and Minimum Standby Obligation. See "Risk Factors--Dilution of Ownership Interest."

  Rights Holders also may experience substantial dilution if options and warrants to purchase shares of Company Common Stock currently outstanding are exercised. In connection with the Lease Restructure Agreement, the Company issued to its landlord a warrant expiring in December 2002 to purchase up to 9.9% of the outstanding shares of Company capital stock. See "Business-- Properties." In connection with the settlement of a shareholders' class action lawsuit, the Company issued to the plaintiffs warrants expiring in June 1999 to purchase up to 18,680 shares of Common Stock. Under the Company's 1983 and 1994 Stock Option Plans, certain executive officers of the Company were granted options to purchase up to 10,525 shares of Common Stock, subject to adjustment to prevent dilution, none of which options have been exercised. In addition, Scott A. Montgomery has been granted an option to purchase up to 22,002 shares of Common Stock under the Company's 1990 Stock Option Plan, which option becomes exercisable in June 1997 and expires in December 2006. Mr. Montgomery's employment agreement also provides for the grant of stock appreciation rights to purchase an additional 8,251 shares of Common Stock. Pursuant to an amendment to Mr. Montgomery's employment agreement, (i) if as a consequence of a recapitalization of the Company, such as through the Public Offering and the Private Offering, Mr. Montgomery's percentage ownership of Common Stock would be less than 6.5% of the issued and outstanding shares of Common Stock after giving effect to his option to purchase 22,002 shares, Mr. Montgomery is entitled to receive additional options to purchase the number of shares of Common Stock equal to the difference between 22,002 shares and the number constituting 6.5% of the issued and outstanding shares of Common Stock immediately following such recapitalization, with such provision being effected with respect to one recapitalization only and (ii) Mr. Montgomery has agreed to limit his right to exercise the stock options for a period of three years following the date of such recapitalization such that his ownership of the Company's Common Stock and/or Preferred Stock convertible to Common Stock does not exceed 4.9%.

                                CAPITALIZATION

  The following tables set forth the capitalization of the Company (i) at December 31, 1996, and (ii) as adjusted to give effect to the issuance and sale of Preferred Stock in the event that $8.0 million (minimum) and $9.0 million (maximum) is sold, and, in both cases, assuming expenses associated with the Public Offering and the Private Offering of $1.4 million:

                                      AS OF DECEMBER 31, 1996
                           -------------------------------------------------------
                                                          AS ADJUSTED(1)
                                                 ---------------------------------
                            PRIOR TO OFFERINGS    MINIMUM(2)        MAXIMUM(3)
                           --------------------  ---------------   ---------------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Shareholders' equity:
Preferred stock, no par
 value. Authorized
 1,000,000 shares; issued
 0 shares; 800,000 shares,
 and 900,000 shares, as
 adjusted(5)..............      $           --    $         6,600   $         7,600
Common stock, no par
 value. Authorized
 10,000,000 shares; issued
 and outstanding 338,630
 shares(4)(5).............               24,614            24,614            24,614
Accumulated deficit.......              (19,693)          (19,693)          (19,693)
Unrealized loss on
 securities...............                  (76)              (76)              (76)
                                ---------------   ---------------   ---------------
  Total shareholders'
   equity.................      $         4,845   $        11,445   $        12,445
                                ===============   ===============   ===============
Book value per
 share(4)(5)..............      $         14.31   $         10.05   $         10.05

--------
(1) Assumes a Subscription Price of $10.00 per share.
(2) Assumes the sale of 800,000 shares.
(3) Assumes the sale of 900,000 shares.
(4) Does not include a total of 86,052 shares that may be issued pursuant to the exercise of stock options and warrants as follows: (i) 377 shares at $17.04 per share under the Company's 1983 Stock Option Plan; (ii) 22,002 shares at $11.36 per share under the Company's 1990 Stock Option Plan;
    (iii) 4,098 shares at $17.04 per share, 2,200 shares at $10.23 per share and 3,850 shares at $12.50 per share under the Company's 1994 Stock Option Plan; (iv) 1,320 shares at $26.09 per share to a director not granted under any stock option plan; (v) 18,680 shares at $32.27 per share pursuant to certain litigation (see "Business--Legal Proceedings-- Derivative and Class Action"); and (vi) 33,524 shares at $10.00 per share pursuant to the Lease Restructuring Agreement (see "Business-- Properties").
(5) Pro forma after giving effect to the Reverse Stock Split.

  The following tables set forth the minimum capital ratios required by federal regulations with respect to the Company and required by federal regulations and the 1995 Formal Agreement with respect to the Bank, the Company's and the Bank's actual ratios at December 31, 1996 and the Company's and the Bank's capital ratios as adjusted to give effect to the estimated net proceeds of the Public Offering and the Private Offering to be $6.6 million, in the event $8.0 million (minimum) is sold and $7.6 million, if $9.0 million (maximum) is sold. Solely for purposes of the following tables, it is assumed that $2.5 million of the net proceeds of the Rights Offering will be contributed to the Bank. See "Reasons for the Public Offering and the Private Offering and Use of Proceeds." Ratios do not reflect unrealized losses on investment securities available-for-sale.

                                                     THE COMPANY
                                                AT DECEMBER 31, 1996
                                      -----------------------------------------
                                                                AS ADJUSTED(1)
                                                                ---------------
                                      REQUIRED(2) ACTUAL EXCESS MINIMUM MAXIMUM
                                      ----------- ------ ------ ------- -------
   Tier 1 risk-based capital ratio...    4.00%     6.96%  2.96%  15.72%  16.97%
   Total risk-based capital ratio....    8.00%     8.25%  0.25%  17.00%  18.25%
   Leverage capital ratio(3).........    4.00%     4.68%  0.68%  10.30%  11.10%

                                                      THE BANK
                                                AT DECEMBER 31, 1996
                                    --------------------------------------------
                                                                 AS ADJUSTED(4)
                                                        EXCESS   ---------------
                                    REQUIRED(2) ACTUAL (DEFICIT) MINIMUM MAXIMUM
                                    ----------- ------ --------- ------- -------
   Tier 1 risk-based capital ra-
    tio...........................      4.00%    6.95%    2.95 %  10.41%  10.41%
   Total risk-based capital ratio.      8.00%    8.24%    0.24 %  11.69%  11.69%
   Leverage capital ratio(3)......      4.00%    4.67%    0.67 %   6.88%   6.88%
   Formal Agreement--leverage cap-
    ital ratio(2).................      6.50%    4.67%   (1.83)%   6.88%   6.88%
   Formal Agreement--Tier 1 risk-
    based capital ratio(2)........     10.00%    6.95%   (3.05)%  10.41%  10.41%

--------
(1) Assumes the investment of such funds in 20% risk-weighted (investment securities) other than increases to the investment in the Bank.
(2) The Bank's minimum Tier 1 risk-based capital and leverage capital requirements are based on the provisions of the 1995 Formal Agreement, which became effective on December 14, 1995.
(3) The regulatory leverage capital ratio represents the ratio Tier 1 capital at December 31, 1996 to average total assets during the three-month period then ended.
(4) Assumes the investment of such funds in 100% risk-weighted assets (loans).

                  MARKET PRICE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is included for quotation on the Small Cap tier of the Nasdaq Stock Market. The following table sets forth on a per share basis, without giving effect to the Reverse Stock Split, the high and low sales prices for the periods indicated, as reported by the Nasdaq Stock Market.

                                  QUARTER                            HIGH   LOW
                                  -------                            ----- -----
   1994 Second Quarter.............................................  $4.50 $3.50
        Third Quarter..............................................   5.25  4.00
        Fourth Quarter.............................................   4.88  2.63
   1995 First Quarter..............................................   3.75  2.06
        Second Quarter.............................................   4.00  3.50
        Third Quarter..............................................   4.00  2.75
        Fourth Quarter.............................................   3.50  1.25
   1996 First Quarter..............................................   2.06  1.25
        Second Quarter.............................................   2.38  1.50
        Third Quarter..............................................   1.88  1.13
        Fourth Quarter.............................................   1.25  1.00

  On March 11, 1997, the Nasdaq Stock Market, Inc. moved the Company's Common Stock from the Nasdaq National Market tier to the Nasdaq Small Cap tier. On March 31, 1997, the Company had approximately 677 shareholders of record of its Common Stock. This number does not include beneficial owners whose shares are held by brokers, banks and other nominees. On April 23, 1997, the last reported sale price of the Common Stock was $1.50 per share.

  The Company has not paid a cash dividend on the Common Stock since July 1990 and there can be no assurance that the Company will generate earnings in the future which would permit the declaration of dividends. The Company is prohibited by the terms of the 1995 MOU from declaring or paying a dividend without prior notice to the Reserve Bank, which may prohibit the payment of dividends. In addition, the source of any such dividends is likely to be dividends from the Bank. The Bank is also limited in the amount of dividends which it may distribute according to the terms of the 1995 Formal Agreement. Pursuant to the 1995 Formal Agreement, the Board of Directors of the Bank may declare or pay dividends only: (i) when the Bank is in compliance with 12 U.S.C. Sections 56, 60, and 1831o(d)(1); (ii) when the Bank is in compliance with the capital program developed pursuant to the 1995 Formal Agreement;
(iii) when such dividend payment is consistent with the capital levels specified in paragraph (1) of the 1995 Formal Agreement; and (iv) with prior written approval of the OCC. See "Regulation." Further, it is anticipated that for the foreseeable future any earnings which may be generated will be retained for the purpose of increasing the Company's capital and reserves to facilitate growth.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table presents selected consolidated financial and other data of the Company for each of the years in the five-year period ended December 31, 1996. The information below should be read in conjunction with, and is qualified in its entirety by, the more detailed information included elsewhere in this Prospectus including the Company's Audited Consolidated Financial Statements and notes thereto.

                                    FOR THE YEAR ENDED DECEMBER 31,
                         -------------------------------------------------------------
                            1996         1995         1994         1993        1992
                         ----------   ----------   ----------   ----------  ----------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Interest income........ $    8,757   $   11,634   $   20,900   $   20,612  $   22,577
 Interest expense.......      3,079        3,979        5,526        5,920       7,621
                         ----------   ----------   ----------   ----------  ----------
 Net interest income....      5,678        7,655       15,374       14,692      14,956
 Provision for credit
  losses................        --         2,307        7,330        2,000       3,050
                         ----------   ----------   ----------   ----------  ----------
 Net interest income
  after provision for
  credit losses.........      5,678        5,348        8,044       12,692      11,906
 Other operating (loss)
  income................        502       (1,315)      (2,857)       1,474       2,140
 Other operating
  expense(1)............      8,003       11,233       13,714       14,058      17,014
                         ----------   ----------   ----------   ----------  ----------
 (Loss) income before
  income tax benefit and
  cumulative effect of
  change in accounting
  principle.............     (1,823)      (7,200)      (8,527)         108      (2,968)
 Income tax benefit.....        579          --           --           --          --
                         ----------   ----------   ----------   ----------  ----------
 Net (loss) income
  before cumulative
  effect of change in
  accounting principle..     (1,244)      (7,200)      (8,527)         108      (2,968)
 Cumulative effect of
  change in accounting
  principle.............        --           --           --            63         --
                         ----------   ----------   ----------   ----------  ----------
 Net (loss) income...... $   (1,244)  $   (7,200)  $   (8,527)  $      171  $   (2,968)
                         ==========   ==========   ==========   ==========  ==========
PER SHARE DATA:
 Net (loss) income fully
  diluted(2)............ $    (0.40)  $    (2.34)  $    (2.79)  $     0.05  $    (0.98)
 Net (loss) income fully
  diluted(3)............      (3.67)      (21.26)      (25.37)        0.49       (8.89)
 Book value (period
  ending)(4)............       1.57         1.95         3.35         7.29        7.12
 Book value (period
  ending)(3)............      14.31        17.75        30.44        66.28       64.69
 Weighted average shares
  outstanding(2)........  3,078,146    3,078,146    3,055,584    3,041,268   3,035,379
 Weighted average shares
  outstanding(3)........    338,630      338,630      336,148      334,573     333,925
AVERAGE BALANCE SHEET
 DATA:
 Federal funds sold..... $   19,572   $   16,034   $    7,739   $   11,822  $   17,067
 Securities.............     17,398       26,681       79,146       93,914      61,026
 Short-term investments.        --           174           45          595       2,657
 Loans receivable.......     69,975       95,771      140,079      159,680     192,546
 Allowance for credit
  losses................      3,407        3,504        8,172        7,573       8,167
                         ----------   ----------   ----------   ----------  ----------
 Loans, net.............     66,568       92,267      131,907      152,107     184,379
                         ----------   ----------   ----------   ----------  ----------
 Total assets...........    112,303      149,399      245,555      291,166     294,406
 Noninterest-bearing
  demand deposits.......     36,518       52,246       77,445       89,605      78,607
 Total deposits.........    104,118      134,218      212,755      251,934     246,369
 Shareholders' equity...      5,500        9,033       19,086       21,713      24,643
SELECTED PERFORMANCE
 RATIOS:
 (Loss) return on
  average assets........      (1.11)%      (4.82)%      (3.47)%       0.06%      (1.01)%
 (Loss) return on
  average shareholders'
  equity................     (22.61)%     (79.71)%     (44.68)%       0.79%     (12.04)%
 Average shareholders'
  equity to average
  assets................       4.90 %       6.05 %       7.77 %       7.46%       8.37 %
 Other core operating
  expenses to average
  assets(5).............       6.24 %       7.52 %       5.58 %       4.83%       5.78 %
 Net yield on interest-
  earning assets........       5.31 %       5.52 %       6.77 %       5.56%       5.53 %
 Ratio of earnings to
  fixed charges(6)......        --           --           --          1.02%        --

                                           AT DECEMBER 31,
                           ---------------------------------------------------
                             1996      1995      1994       1993       1992
                           --------- --------- ---------  ---------  ---------
                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CAPITAL RATIOS:
 Company:
 Tier 1 risk-based........     6.96%     6.96%      9.84%     11.94%      9.85%
 Total risk-based.........     8.25%     8.25%     11.11%     13.25%     11.12%
 Leverage.................     4.68%     4.68%      5.65%      7.11%      7.39%
 Bank:
 Tier 1 risk-based........     6.95%     6.95%      9.80%     11.65%      9.57%
 Total risk-based.........     8.24%     8.24%     11.06%     12.95%     10.84%
 Leverage.................     4.67%     4.67%      5.62%      6.93%      7.18%
ASSET QUALITY:
 Nonaccrual loans......... $    928  $    573  $   3,426  $   7,780  $   6,316
 Troubled debt
  restructurings..........    5,016     5,167      5,582      5,584      5,043
 Loans contractually past
  due 90 or more days
  with respect to either
  principal or interest
  and still accruing in-
  terest..................      300       221      1,507      2,502         47
                           --------  --------  ---------  ---------  ---------
   Total nonperforming
    loans.................    6,244     5,961     10,515     15,866     11,406
 Other real estate
  owned(7)................      556       581      1,529      6,175      5,613
                           --------  --------  ---------  ---------  ---------
 Total nonperforming as-
  sets....................    6,800     6,542     12,044     22,041     17,019
ASSET QUALITY RATIOS:
 Nonaccrual loans to to-
  tal assets..............      0.8%      0.4%       1.5%       2.6%       1.8%
 Nonaccrual assets to to-
  tal assets(8)...........      1.4%      0.9%       2.1%       4.6%       3.4%
 Allowance for credit
  losses to nonaccrual
  loans...................    319.9%    664.0%      89.4%      86.1%      95.1%
 Allowance for credit
  losses to nonaccrual
  assets(8)...............    200.1%    329.7%      61.8%      48.0%      50.4%
 Classified assets to al-
  lowance for credit
  losses plus sharehold-
  ers' equity.............    106.2%     79.1%     149.2%     139.4%     156.7%
 Classified assets to al-
  lowance for credit
  losses plus sharehold-
  ers' equity(9)..........     43.9%     29.5%     112.8%     122.5%     139.1%

--------
 (1) Includes a legal settlement of $1.0 million for the year ended December 31, 1996. (See "Business--Legal Proceedings--Other Litigation.")
 (2) The weighted average number of shares of Common Stock outstanding for the years ended December 31, 1996, 1995 and 1994 was used to compute loss per share data as the use of average shares outstanding including Common Stock equivalents would be antidilutive. The weighted average number of shares used to compute fully diluted earnings per share in 1993 and 1992 was 3,171,250 and 3,035,660, respectively. The weighted average number of shares outstanding used to compute (loss) income per share does not give effect to the proposed 9.09 to one reverse stock split.
 (3) Pro forma after giving effect to the Reverse Stock Split.
 (4) Book value per share numbers are based on the number of shares outstanding at period end and does not give effect to outstanding options and warrants to purchase Common Stock or to the Reverse Stock Split.
 (5) Other core operating expenses equals other operating expenses excluding legal settlement of $1.0 million for the year ended December 31, 1996. (See "Business--Legal Proceedings--Other Litigation.")
 (6) The ratio of earnings to fixed charges were computed by dividing (loss) income before income tax benefit and cumulative effect of change in accounting principle plus fixed charges, by fixed charges. Fixed charges represent total interest expense. Except for the year ended December 31, 1993, earnings were inadequate to cover fixed charges by $1.8 million, $7.2 million, $8.5 million and $3.0 million for the years ended December 31, 1996, 1995, 1994 and 1992, respectively.
 (7) Includes OREO acquired by the Bank through legal foreclosure or deed-in-lieu of foreclosures and loans classified as in-substance foreclosures.
 (8) Nonaccrual assets are comprised of nonaccrual loans plus OREO.
 (9) Excludes one loan, a trouble debt restructuring with a principal balance of $4.9 million at December 31, 1996, 1995, 1994, 1993 and 1992. This
     loan is secured by a first deed of trust on a personal residence which, as of December 1996, had an appraised value of $10.0 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following presents management's discussion and analysis of the consolidated financial condition and operating results of the Company for the years ended December 31, 1996, 1995 and 1994. The discussion should be read in conjunction with the Company's consolidated financial statements. Averages presented in the tables are daily average balances unless otherwise stated.

  This Prospectus includes forward looking statements concerning the Company and the Bank. The forward looking statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. See "Risk Factors." References to the "Consolidated Financial Statements" are to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, incorporated herein by reference and made a part hereof.

GENERAL

  During the 1990's the Bank experienced a continued decline in loans, deposits and total assets in response to prolonged operating losses and an effort to maintain capital levels above regulatory minimums. These prolonged operating losses were the result of a deteriorating real estate market, combined with certain internal deficiencies noted by the Company's and the Bank's primary regulators. The volume of outstanding loans declined from the second quarter of 1991 due to the ongoing recession affecting the Bank's primary market area, combined with scheduled loan amortizations and management's planned restructuring of the balance sheet. This restructuring plan emphasized the reduction of criticized and classified assets along with non-strategic loan relationships. In addition, the Bank's restructuring plan called for a reduction of high rate ("money desk") deposits which originate from institutional investors nationwide. These deposits, under this planned restructuring, represent a non-strategic relationship and accordingly contributed significantly to the recent decline of the Bank's deposits. The planned run-off of deposits was designed to improve the core deposit base and reduce potentially volatile liabilities. As a result, the balance sheet was reduced for liquidity purposes as well as to achieve compliance with the regulatory capital requirements. Although management does not presently intend to further reduce the balance sheet, and anticipates that the additional capital raised as a result of the Public Offering and the Private Offering will be used to support an increase in assets in the post-recessionary environment, no assurances can be given that management will be successful in such efforts.

  In addition to the planned restructuring discussed above, management believes that a portion of the reduction in deposits was attributable to depositors seeking higher yields on their funds than the Bank was offering as a result of the lower interest rate environment. Further, deposit reductions were also attributable to customers moving their banking relationships to other institutions when the Bank restructured its balance sheet, as well as to the public's reaction to adverse publicity about the Bank's losses and regulatory agreements. The Company has taken steps to improve the public's perception of the Banks' financial condition, including marketing campaigns and enhanced business development efforts designed to generate core deposit growth followed by a renewed expansion of total banking relationships. No assurances can be given, however, that such efforts will be successful.

  Loans receivable decreased from $115.3 million at December 31, 1994 to $82.0 million at December 31, 1995, and to $62.5 million at December 31, 1996. Total deposits decreased from $207.8 million at December 31, 1994 to $120.2 million at December 31, 1995 and to $103.9 million at December 31, 1996. Similarly, total assets decreased from $233.0 million at December 31, 1994 to $132.0 million at December 31, 1995 and to $109.4 million at December 31, 1996. See "Business--Loan Portfolio," "--Investment Portfolio" and "--Deposits."

  The Bank's decline in loans, deposits and total assets had an adverse effect on results of operations over the same period. The net loss for the year ended December 31, 1994 was $8.5 million or a $25.37 loss per share (pro forma after giving effect to the Reverse Stock Split), compared to $7.2 million or a $21.26 loss per share (pro forma after giving effect to the Reverse Stock Split) in 1995. The net loss for the year ended December 31, 1994 was primarily attributable to a significant provision for credit losses accompanied by increased losses on investment securities and real estate. The net loss for the year ended December 31, 1995 was the result of significant decreases in net interest income as a consequence of the decline of interest earning assets and continued losses relating to loans and investment securities, which were compounded by minimal decreases in other operating expense.

  The net loss for the year ended December 31, 1996 was $1.2 million or a $3.67 loss per share (pro forma after giving effect to the Reverse Stock Split), an 83% reduction from 1995. The significant improvement over 1995 was due to a significant decrease in the provision for credit losses and reduced other operating expenses. However, customer-related fee income has decreased since 1994 as a result of reduced mortgage and deposit activities.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated the increase or decrease of certain items in the statements of income as compared to the prior periods:

                                         FOR THE YEAR ENDED DECEMBER 31
                         ----------------------------------------------------------------------
                                              INCREASE                            INCREASE
                                             (DECREASE)                          (DECREASE)
                                           ----------------                    ----------------
                          1996     1995    AMOUNT   PERCENT   1995     1994    AMOUNT   PERCENT
                         -------  -------  -------  -------  -------  -------  -------  -------
                                             (DOLLARS IN THOUSANDS)
Total interest income... $ 8,757  $11,634  $(2,877)   (25)%  $11,634  $20,900  $(9,266)   (44)%
Total interest expense..   3,079    3,979     (900)   (23)%    3,979    5,526   (1,547)   (28)%
                         -------  -------  -------           -------  -------  -------
Net interest income.....   5,678    7,655   (1,977)   (26)%    7,655   15,374   (7,719)   (50)%
Provision for credit
 losses.................     --     2,307   (2,307)  (100)%    2,307    7,330   (5,023)   (69)%
                         -------  -------  -------           -------  -------  -------
Net interest income
 after provision for
 credit losses..........   5,678    5,348      330      6 %    5,348    8,044   (2,696)   (34)%
Other operating (loss)
 income.................     502   (1,315)   1,817    138 %   (1,315)  (2,857)   1,542     54 %
Other operating
 expense(1).............   8,003   11,233   (3,230)   (29)%   11,233   13,714   (2,481)   (18)%
                         -------  -------  -------           -------  -------  -------
(Loss) income before
 income tax benefit.....  (1,823)  (7,200)   5,377    (75)%   (7,200)  (8,527)   1,327     16 %
Income tax benefit......     579      --       579    --  %      --       --       --     --
                         -------  -------  -------           -------  -------  -------
Net (loss) income....... $(1,244) $(7,200) $ 5,956    (83)%  $(7,200) $(8,527) $ 1,327     16 %
                         =======  =======  =======           =======  =======  =======

--------
(1) Includes a legal settlement of $1.0 million for the year ended December 31, 1996.

NET INTEREST INCOME

  The Bank's earnings depend largely upon the difference between the income received from its loan and investment portfolios and the interest paid on its liabilities, primarily interest paid on deposits. This difference is net interest income. Net interest income represents the Bank's most significant source of earnings. The Bank's ability to generate profitable levels of net interest income is largely dependent on its ability to maintain sound asset quality and appropriate levels of capital and liquidity. The Bank's inability to maintain strong asset quality, capital or liquidity may adversely affect
(i) the ability to accommodate desirable borrowing customers, thereby inhibiting growth in quality higher-yielding earning assets, (ii) the ability to attract comparatively stable, lower-cost deposits, and (iii) the costs of wholesale funding sources.

  Net interest income for the year ended December 31, 1996 was $5.7 million, a decrease of $2.0 million from $7.7 million for 1995. This decrease was primarily due to the decreased volume of interest-earning assets and the decreased volume of interest-bearing liabilities.

  Net interest income for the year ended December 31, 1995 was $7.7 million compared to $15.4 million for the year ended December 31, 1994. This decrease is primarily attributable to decreases in the volume of interest-earning assets resulting from declining loan balances, and the sale of securities during the year ended December 31, 1995 and during the fourth quarter of the year ended December 31, 1994. In addition, net interest income for the year ended December 31, 1994 included the accretion of discounts of $3.9 million related to the 1993 purchase of $20.8 million of loans from the FDIC. Further, net interest income for the year ended December 31, 1994 included the accretion of a deferred gain of $544,000 from the sale of a prime rate based floor component of an interest rate collar contract which expired in June 1994. See "Note 7 to the Consolidated Financial Statements."

  Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the net yield on interest-earning assets. The Bank's net yield on interest-earning assets is affected by changes in the yields earned on assets and rates paid on liabilities, referred to as rate changes. The difference between the yield earned on assets and rates paid on liabilities is referred to as the interest rate spread. Interest rates charged on the Bank's loans are affected principally by the demand for such loans, the supply of money available for lending purposes and other competitive factors. These factors are in turn affected by general economic conditions and other factors beyond the Company's control, such as federal economic policies, the general supply of money in the economy, legislative tax policies, governmental budgetary matters, and the action of the Federal Reserve Board.

  The average yield on interest-earning assets was 8.19% for the year ended December 31, 1996, a decrease of 20 basis points from the average yield of 8.39% during 1995. During this period, the rates paid on interest-bearing liabilities decreased 14 basis points to 4.48% from 4.62% for 1995. As a result, the net yield on interest-earning assets decreased 21 basis points to 5.31% during the year ended December 31, 1996 from 5.52% during 1995.

  The average yield on interest-earning assets during the year ended December 31, 1995 was 8.39%, a decrease of 82 basis points from the average yield of 9.21% during the year ended December 31, 1994. This was primarily the result of a significant reduction in volume during 1995 of higher yielding loans. During this period, the rates paid on interest-bearing liabilities increased 84 basis points to 4.62% from 3.78% for the year ended December 31, 1994 due to the increased rates paid on time deposits. As a result, the net yield on interest-earning assets decreased from 6.77% during the year ended December 31, 1994 to 5.52% during the year ended December 31, 1995.

  Average interest-earning assets decreased $31.8 million to $106.9 million during 1996 from $138.7 million during 1995. Average interest-bearing liabilities decreased $17.4 million to $68.7 million during 1996 from $86.1 million during 1995. Average interest-earning assets decreased $88.3 million to $138.7 million during the year ended December 31, 1995 from $227.0 million during the year ended December 31, 1994. Average interest- bearing liabilities decreased $60.1 million to $86.1 million during the year ended December 31, 1995, from $146.2 million during the year ended December 31, 1994. These declines were the result of management's efforts to shrink the balance sheet in order to maintain capital levels above regulatory minimums, in response to prolonged operating losses which eroded shareholders' equity.

  Average loan volume has continued to decline, decreasing to $70.0 million during the year ended December 31, 1996, compared to $95.8 million during 1995 and $140.1 million for 1994. The volume of outstanding loans has continued to declined from the second quarter of 1991 due to (i) the ongoing recession affecting the Company's primary market area; (ii) scheduled loan amortizations; and (iii) management's planned restructuring of the loan portfolio to reduce criticized and classified assets and non-strategic loan relationships. Management believes that a lower volume of loans will continue to adversely affect the Bank's net interest income, interest rate spread and net yield on earning assets during the foreseeable future, until such time as the Public Offering and the Private Offering are consummated and the Bank has the capital to increase its lending.

AVERAGE BALANCES AND INTEREST RATES

  The following tables summarize average balances and for interest-earning assets and interest-bearing liabilities the amounts earned or paid and the yield or rates for the periods indicated. The average balances in the following tables and elsewhere in this Prospectus have been calculated on the basis of the daily account balances:

                                          FOR THE YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------------
                                       1996                             1995
                          -------------------------------- --------------------------------
                          AVERAGE               AVERAGE    AVERAGE               AVERAGE
                          BALANCE   INTEREST YIELD/RATE(1) BALANCE   INTEREST YIELD/RATE(1)
                          --------  -------- ------------- --------  -------- -------------
                                              (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
 Investment
  securities(1).........  $ 17,398   $  990      5.69%     $ 26,855  $  1402      5.22%
 Federal funds sold.....    19,572    1,024      5.23%       16,034      933      5.82%
 Loans receivable(2)(3).    69,975    6,743      9.64%       95,771    9,299      9.71%
                          --------   ------                --------  -------
 Total interest-earning
  assets................   106,945    8,757      8.19%      138,660   11,634      8.39%
NONINTEREST-EARNING
 ASSETS:
 Cash and due from
  banks.................     5,878                            9,403
 Other assets...........     2,887                            4,840
 Less: Allowance for
  credit losses.........    (3,407)                          (3,504)
                          --------                         --------
 Total Assets...........  $112,303                         $149,399
                          ========                         ========
INTEREST-BEARING
 LIABILITIES:
 Deposits:
 Demand.................  $  5,914       76      1.29%     $  7,341      137      1.87%
 Money market and
  savings...............    21,556      634      2.94%       29,001    1,002      3.46%
 Time deposits under
  $100,000..............    32,665    1,925      5.89%       36,754    2,188      5.95%
 Time deposits over
  $100,000..............     7,465      419      5.61%        8,876      542      6.11%
 Federal funds purchased
  and securities sold
  under agreements to
  repurchase............     1,140       25      2.19%        4,154      110      2.65%
                          --------   ------                --------  -------
 Total interest-bearing
  liabilities...........    68,740    3,079      4.48%       86,126    3,979      4.62%
                                     ------                          -------
NONINTEREST-BEARING
 LIABILITIES:
 Demand deposit.........    36,518                           52,246
 Other..................     1,545                            1,994
SHAREHOLDERS' EQUITY....     5,500                            9,033
                          --------                         --------
 Total liabilities and
  shareholders' equity..  $112,303                         $149,399
                          ========                         ========
 Net interest income....             $5,678                          $ 7,655
                                     ======                          =======
 Interest Rate Spread...                         3.71%                            3.77%
 Net yield on interest-
  earning assets(4).....                         5.31%                            5.52%

                                 FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------------------------
                                              1994
                                 -------------------------------------
                                  AVERAGE                   AVERAGE
                                  BALANCE     INTEREST    YIELD/RATE
                                 -----------  ----------  ------------
                                           (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
 Investment securities(1)......  $    79,191  $    4,418        5.58%
 Federal funds sold............        7,739         333        4.30%
 Loans receivable(2)(3)........      140,079      16,149       11.53%
                                 -----------  ----------
 Total interest-earning assets.      227,009      20,900        9.21%
NONINTEREST-EARNING ASSETS:
 Cash and due from banks.......       16,203
 Other assets..................       10,515
 Less: Allowance for credit
  losses.......................       (8,172)
                                 -----------
 Total Assets..................  $   245,555
                                 ===========
INTEREST-BEARING LIABILITIES:
 Deposits:
 Demand........................  $     9,493         144        1.52%
 Money market and savings......       39,852       1,274        3.20%
 Time deposits under $100,000..       74,484       3,309        4.44%
 Time deposits over $100,000...       11,481         471        4.11%
 Federal funds purchased and
  securities sold under
  agreements to repurchase.....       10,863         328        3.02%
                                 -----------  ----------
 Total interest-bearing
  liabilities..................      146,173       5,526        3.78%
                                              ----------
NONINTEREST-BEARING
 LIABILITIES:
 Demand deposit................       77,445
 Other.........................        2,851
SHAREHOLDERS' EQUITY...........       19,086
                                 -----------
 Total liabilities and
  shareholders' equity.........  $   245,555
                                 ===========
 Net interest income...........               $   15,374
                                              ==========
 Interest Rate Spread..........                                 5.43%
 Net yield on interest-earning
  assets(4)....................                                 6.77%

                                                    Footnotes on following page.

--------
(1) The average balance of tax-exempt securities held by the Bank and, in turn, the earnings thereon have been included together with taxable securities for the period indicated because of utilized operating loss carryforwards.
(2) The average balance of nonperforming loans has been included in loans receivable.
(3) Yields and amounts earned on loans include loan fees of $24,000, $150,000 and $121,000 for the years ended December 31, 1996, 1995 and 1994, respectively.
(4) Computed on a tax equivalent basis. If customer service expense was classified as interest expense and deducted in computing net interest income, net yield on interest-earning assets would have been 4.98%, 5.17% and 6.58%, respectively, for the years ended December 31, 1996, 1995 and 1994.

  The Bank's net yield on interest-earning assets remains high in comparison with the interest rate spread due to the continued significance of noninterest-bearing demand deposits relative to total funding sources. Noninterest-bearing demand deposits totaled $34.8 million at December 31, 1996, representing 33.5% of total deposits, compared to $44.6 million and $87.4 million, representing 37.1% and 42.1% of total deposits at December 31, 1995 and 1994, respectively. Of these noninterest-bearing demand deposits, $8.8 million or 8.1% of total assets were represented by real estate title and escrow company deposits at December 31, 1996, compared to $9.8 million and $17.6 million or 7.5% and 7.6% of total assets at December 31, 1995 and 1994, respectively. While these deposits are noninterest-bearing, they are not cost-free funds. Customer service expense, primarily costs related to external accounting, data processing and courier services provided to title and escrow company depositors, are incurred by the Bank to the extent that certain average noninterest-bearing deposits are maintained by such depositors, and such deposit relationships are determined to be profitable. Customer service expense is classified as other operating expense. If customer service expenses related to escrow customers were classified as interest expense, the Bank's reported net interest income for the years ended December 31, 1996, 1995 and 1994 would be reduced by $349,000, $489,000 and $423,000, respectively. Similarly, this would create identical reductions in other operating expense. The net yield on interest-earning assets for the years ended December 31, 1996, 1995 and 1994 would have decreased 32.6 basis points, 35.3 basis points and 18.6 basis points, respectively.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

  The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and expense during the periods indicated. Information is provided for each major component of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume, (ii) changes attributable to changes in rate, and (iii) the net change. The changes due to simultaneous rate and volume changes have been allocated to rate and volume changes in proportion to the relationship between their absolute dollar amounts.

                           YEAR ENDED DECEMBER 31, 1996     YEAR ENDED DECEMBER 31, 1995
                              COMPARED TO YEAR ENDED           COMPARED TO YEAR ENDED
                                DECEMBER 31, 1995                 DECEMBER 31, 1994
                          --------------------------------  --------------------------------
                               INCREASE (DECREASE)               INCREASE (DECREASE)
                          --------------------------------  --------------------------------
                                                   NET                               NET
                            VOLUME      RATE      CHANGE     VOLUME      RATE      CHANGE
                          ----------  --------  ----------  ---------- ---------  ----------
                                             (DOLLARS IN THOUSANDS)
INTEREST EARNED ON:
 Loans receivable(1)....     $(2,505) $    (51)    $(2,556)   $(5,109)   $(1,743)   $(6,852)
 Investment
  Securities(2).........        (545)      133        (412)    (2,895)      (119)    (3,014)
 Federal funds sold.....         206      (115)         91        357        243        600
                          ----------  --------  ----------  ---------  ---------  ---------
 Total..................      (2,844)      (33)     (2,877)    (7,647)    (1,619)    (9,266)
                          ----------  --------  ----------  ---------  ---------  ---------
INTEREST PAID ON:
 Demand deposits........         (27)      (34)        (61)       (33)        26         (7)
 Money market and
  savings deposits......        (257)     (111)       (368)      (347)        74       (273)
 Time deposits under
  $100,000..............        (244)      (19)       (263)    (1,675)       556     (1,119)
 Time deposits over
  $100,000..............         (86)      (37)       (123)      (107)       177         70
 Federal funds purchased
  and securities sold
  under agreements to
  repurchase............         (80)       (5)        (85)      (203)       (15)      (218)
                          ----------  --------  ----------  ---------  ---------  ---------
 Total..................        (694)     (206)       (900)    (2,365)       818     (1,547)
                          ----------  --------  ----------  ---------  ---------  ---------
 Net interest income....     $(2,150) $    173  $   (1,977) $  (5,282) $  (2,437)   $(7,719)
                          ==========  ========  ==========  =========  =========  =========

--------
(1) Table does not include interest income that would have been earned on nonaccrual loans.
(2) The average balance of tax-exempt securities held by the Bank and, in turn, the earnings differentials thereon have been included together with taxable securities for the period indicated because of utilized NOLs.

  Effects of Nonperforming Loans on Net Interest Income. Foregone interest income attributable to nonperforming loans totaled $171,000, $160,000 and $1.2 million for the years ended 1996, 1995 and 1994, respectively. This resulted in a reduction in yield on average gross loans outstanding of 24 basis points, 17 basis points and 83 basis points for the years ended December 31, 1996, 1995 and 1994, respectively. Although the Bank sold a large portion of the nonperforming loans in February 1995, to the extent that additional loans are identified as nonperforming in future periods, operating results will continue to be adversely affected.

  Each month the Bank reviews the allowance for credit losses and determines the provision for credit losses, if needed. As a result of management's periodic analysis of the adequacy of the allowance for credit losses, there was no provision for credit losses for the year ended December 31, 1996, compared to a provision of $2.3 million for the year ended December 30, 1995. The Bank's allowance for credit losses as a percentage of nonperforming assets decreased to 43.7% at December 31, 1996, from 63.8% at December 31, 1995, due to loan charge-offs of $836,000, net of recoveries of loans previously charged-off of 464,000.

OTHER OPERATING INCOME

  The following table sets forth for the periods indicated the various components of the Bank's other operating income:

                                    FOR THE YEARS                             FOR THE YEARS
                                  ENDED DECEMBER 31,                       ENDED DECEMBER 31,
                          --------------------------------------   -----------------------------------------
                                          INCREASE (DECREASE)                        INCREASE (DECREASE)
                                          ----------------------                     -----------------------
                          1996    1995     AMOUNT      PERCENT      1995     1994     AMOUNT       PERCENT
                          -----  -------  ----------  ----------   -------  -------  -----------  ----------
                                                  (DOLLARS IN THOUSANDS)
OTHER OPERATING (LOSSES)
 INCOME:
 Securities
  transactions:
 Net (loss) gain on sale
  of trading securities.  $ --   $   --   $      --         --     $   --   $  (112) $       112        100 %
 Net (loss) gain on sale
  of securities
  available-for-sale....     (3)  (1,233)      1,230        100 %   (1,233)  (1,327)          94          7 %
 Loss on termination of
  interest rate swap....    --    (1,294)      1,294        100 %   (1,294)     --        (1,294)       --
FEE INCOME:
 International services.    124      224        (100)       (45)%      224      435         (211)       (49)%
 Investment services....     73      254        (181)       (71)%      254      283          (29)       (10)%
 Deposit and other
  customer services.....    308      737        (429)       (58)%      737      696           41          6 %
OTHER:
 Other income-
  shareholders'
  insurance claims......    --       730        (730)      (100)%      730      --           730        --
 Loss on OREO...........    --      (733)        733        100 %     (733)    (894)         161         18 %
 Loss on other assets...    --       --          --         --         --    (1,087)       1,087        100 %
 Lower-of-cost-or-market
  adjustment on loans
  held for sale.........    --       --          --         --         --      (851)         851        100 %
                          -----  -------  ----------   --------    -------  -------  -----------    -------
 Total other operating
  (losses) income.......  $ 502  $(1,315) $    1,817        138 %  $(1,315) $(2,857) $     1,542         54 %
                          =====  =======  ==========   ========    =======  =======  ===========    =======

  As set forth in the accompanying consolidated statements of operations, the Bank's principal sources of other operating income is fee income related to international, investment, deposit and other customer services. In addition, other operating income also includes the results of activity related to transactions involving the Bank's securities portfolio and results of activity related to other transactions primarily involving OREO, loans and other assets.

  Other operating income for the year ended December 31, 1996 was $502,000 compared to losses of $1.3 million for 1995. This resulted primarily from the absence of losses on securities transactions during 1996. Fee income decreased $710,000 or 58% during the year ended December 31, 1996 compared to the year ended December 31, 1995 primarily due to volume decreases in international, investment, deposit and other customer services. The international services department was closed in December 1995, resulting in reduced letter of credit and foreign exchange functions during 1996.

  During 1996 the Bank restructured its investment service division by forming a strategic alliance with an investment brokerage firm. This strategic alliance enables the Bank to provide a wide array of products at a reduced overhead cost. Management expects that this alliance will allow fees from these services to increase without a corresponding increase in overhead expenses experienced in prior years. In addition, the Bank is currently reviewing the fee structure of its deposit related services to ensure such services are competitively priced and, as a result of this review, expects fees from these services to increase in the future.

  Other operating income during the year ended December 31, 1995 resulted in a loss of $1.3 million, representing a decrease of $1.5 million or 54% from a loss of $2.9 million during the year ended December 31, 1994. With respect to securities transactions during 1995, the Bank sold $46.9 million of investment securities available for sale and terminated a related interest rate swap contract. These transactions caused the Bank to realize a net loss of $1.2 million on the sale of securities and a loss of $1.3 million on the termination of the interest rate swap contract during the year ended December 31, 1995. During the year ended December 31, 1994, losses on sales of securities were $1.4 million, primarily the result of transactions during the fourth quarter of that year. In the fourth quarter of 1994, the Bank sold approximately $30.0 million of investment securities and realized a loss of $1.3 million. The loss on sale of trading securities totaled $112,000 for the year ended December 31, 1994. Activity in trading securities ceased during 1994, and management does not intend to engage in this activity in the foreseeable future.

  Other income for the year ended December 31, 1995 included $730,000 in income from insurance proceeds resulting from the settlement of a lawsuit. In addition during the year ended December 31, 1994 other income included a loss of $1.1 million on the write-down of a movie library received as collateral for a loan.

OTHER OPERATING EXPENSES

  The following table sets forth for the periods indicated the various components of the Company's other operating expense:

                          FOR THE YEARS                     FOR THE YEARS
                              ENDED         INCREASE            ENDED         INCREASE
                           DECEMBER 31,     (DECEASE)       DECEMBER 31,     (DECREASE)
                          -------------- ----------------  --------------- ----------------
                           1996   1995   AMOUNT   PERCENT   1995    1994   AMOUNT   PERCENT
                          ------ ------- -------  -------  ------- ------- -------  -------
                                              (DOLLARS IN THOUSANDS)
OTHER OPERATING EX-
 PENSES:
 Salaries and related
  benefits..............  $2,718 $ 3,878 $(1,160)   (30)%  $ 3,878 $ 5,088 $(1,210)   (24)%
 Severance costs........     --      141    (141)  (100)%      141     333    (192)   (58)%
 Net occupancy..........     793   1,468    (675)   (46)%    1,468   1,832    (364)   (20)%
 Furniture and
  equipment.............     298     385     (87)   (23)%      385     539    (154)   (29)%
 Printing and
  communications........     211     270     (59)   (22)%      270     420    (150)   (36)%
 Insurance and
  regulatory
  assessments...........     629     971    (342)   (35)%      971   1,203    (232)   (19)%
 Customer services......     607     853    (246)   (29)%      853     837      16      2 %
 Computer data
  processing............     359     413     (54)   (13)%      413     495     (82)   (17)%
 Legal settlement.......   1,000     --    1,000    --         --      --      --     --
 Legal services.........     503     749    (246)   (33)%      749     768     (19)    (2)%
 Other professional
  services..............     640   1,546    (906)   (59)%    1,546   1,406     140     10 %
 Other real estate owned
  expenses..............      39      41      (2)    (5)%       41      87     (46)   (53)%
 Promotion and other
  expenses..............     206     518    (312)   (60)%      518     706    (188)   (27)%
                          ------ ------- -------   ----    ------- ------- -------    ---
 Total other operating
  expenses..............  $8,003 $11,233 $(3,230)   (29)%  $11,233 $13,714 $(2,481)   (18)%
                          ====== ======= =======   ====    ======= ======= =======    ===

  During the year ended December 31, 1996, other operating expenses was $8.0 million, a 29% decrease from the year ended December 31, 1995. This $3.2 million decrease was the result of management's continuing efforts to reduce operating expenses, and is primarily attributable to the reduction in salaries and related expenses of $1.2 million, the reduction in occupancy expenses of $675,000 and the reduction in other professional services of $906,000. In 1995, the Bank negotiated with its landlord a restructuring of its lease for the Bank's premises. This restructuring of the Bank's lease represents an annual savings of approximately $850,000 over the five years ending December 31, 2000, and significantly contributed to the reductions in net occupancy expense achieved during the year ended December 31, 1996. See "Business-- Properties." In addition, the decreases in compensation expense and other professional services are due to reductions in staff and changes in management during the year ended December 31, 1996.

  Other operating expenses for the year ended December 31, 1996 includes a litigation settlement of $1.0 million resulting from a settlement agreement reached in relation to counterclaims filed against the Bank by underwriters for Lloyd's ("Lloyd's Underwriters") and certain other parties. See "Business--Legal Proceedings." Other operating expenses, excluding the $1.0 million legal settlement, decreased to $7.0 million for the year ended December 31, 1996, representing a $4.2 million or 38% decrease when compared to the year ended December 31, 1995. Other operating expenses for the year ended December 31, 1996 includes $145,000 for consulting services directly related to efforts associated with the federal income tax refund. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Income Taxes."

  In conjunction with the Bank's execution of the Lease Restructuring Agreement, the Company issued to its landlord a seven-year warrant to purchase shares of the Company's Common Stock and granted the landlord registration rights with respect to any shares purchased by the landlord pursuant to such warrant. See "Business --Properties" and "Description of Capital Stock-- Registration Rights."

  Other operating expenses decreased 18.1% to $11.2 million for the year ended December 31, 1995 as compared to $13.7 million for the year ended December 31, 1994. This decrease was primarily due to management's efforts to continue to reduce operating expenses in response to the Bank's shrinking asset base. Compensation expense decreased $1.2 million or 24% to $3.9 million for the year ended December 31, 1995 compared to $5.1 million for the year ended December 31, 1994.

  Virtually all other categories of other operating expenses decreased or remained level during the year ended December 31, 1995 compared to the year ended December 31, 1994 except for other professional services which increased $140,000 or 10%. This increase in other professional services was attributable to expanded accounting and auditing services and the use of other outside consultants to supplement management. During 1996, the Bank has reduced its utilization of outside consultants through the addition of executive management and streamlining operating functions. As a result, management expects that fees paid to outside consultants will continue to decrease.

PROVISION FOR CREDIT LOSSES

  Provisions for credit losses are charged to earnings to bring the total allowance for credit losses to a level deemed appropriate by management based on such factors as historical experience, the volume and type of lending conducted by the Bank, the amount of nonperforming loans, regulatory policies, generally accepted accounting principles, general economic conditions, and other factors related to the collectability of loans in the Bank's portfolio.

  Each month the Bank reviews the allowance for credit losses and makes additional transfers to the allowance, as needed. As a result of management's periodic analysis of the allowance for credit losses, there was no provision for credit losses for the year ended December 31, 1996, compared to a provision of $2.3 million for 1995. No provision was made for credit losses for the year ended December 31, 1996. The Bank's allowance for credit losses as a percentage of nonperforming assets decreased to 43.7% at December 31, 1996 from 58.2% at December 31, 1995 due to loan charge offs of $836,000, net of recoveries of loans previously charged-off of $464,000.

  The provision for credit losses for the year ended December 31, 1995 was $2.3 million compared to $7.3 million for the year ended December 31, 1994. The provision for credit losses during the year ended December 31, 1994 was primarily due to the $20.8 million loan portfolio purchased from the FDIC during 1993. At the time of purchase, the Bank had recorded an allowance for credit losses of $4.0 million. This allowance was subsequently reclassified as a purchase discount and accreted over the term of the related loans. Concurrent with this reclassification in 1994, the Bank added $4.1 million to the provision for credit losses to absorb losses from this portfolio. Charge-offs related to the $20.8 million of purchased loans totaled $4.0 million during the year ended December 31, 1994. From December 31, 1994 through December 31, 1996, the Bank has charged off $1.3 million related to this purchased portfolio.

  To improve asset quality and future profitability, in February 1995, the Bank sold loans with an outstanding principal balance of $13.5 million, realizing net proceeds of $6.6 million. This loan portfolio consisted of criticized and/or nonperforming loans and loans that were previously charged-off. At December 31, 1994, the loans sold in February 1995 were carried based on the ultimate sales price net of, lower of cost or market adjustment of $851,000, charge-offs totaling $2.0 million, and loans that were previously charged-off totaling $4.0 million.

  The decrease in the provision for credit losses during 1995 resulted from the decrease in loan balances, the sale of loans, improved collections and reduced net charge-offs in 1995. As of December 31, 1996, the Company believes based on its periodic analysis that the allowance for credit losses was adequate.

INCOME TAXES

  The Company utilized all available financial statement income tax benefits in 1991, therefore, the cumulative losses through December 31, 1996, resulted in income tax carryforwards for the Company. The Company has recognized losses for financial statement purposes which have not yet been recognized on an income tax return. At December 31, 1996, the Company had $22.3 and $11.8 million of NOL carryforwards for federal and state income tax purposes, respectively. The federal NOL carryforwards expire beginning in 2007 through 2011 and the state NOL carryforwards expire beginning in 1997 through 2001.

  The Company filed a loss carryback claim in 1995, and during 1996 realized a tax benefit for federal income tax purposes and received refund received of approximately $579,000 (including $43,000 in interest) related to a carryback of a portion of the Company's NOLs previously unrecognized.

  Federal income tax laws permit the Company to carry back NOLs three years to offset taxable income in those periods, if any, and forward fifteen years to offset taxable income in those future periods. Under special circumstances, losses may be carried back up to ten years. California Franchise Tax laws do not provide for the carryback of such losses and generally permit one-half of net operating losses to be carried forward five years. See "Certain Federal Income Tax Consequences."

LIQUIDITY AND LIABILITY MANAGEMENT

  Liquidity management for banks requires that funds be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. Over a very short time frame, maturing assets provide only a limited portion of the funds required to pay maturing liabilities. The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets and the acquisition of additional deposit liabilities.

  Market and public confidence in the financial strength of the Bank and financial institutions in general will largely determine the Bank's access to appropriate levels of liquidity. This confidence is significantly dependent on the Bank's ability to maintain continued sound asset credit quality and appropriate levels of capital resources.

  Management has defined liquidity as the ability of the Bank to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Management measures the Bank's liquidity position by giving consideration to both on- and off-balance sheet sources of and demands for funds. Management believes this method provides a comprehensive measure of the Bank's net liquidity position.

  Liquidity includes cash and due from banks, federal funds sold and investment securities. Sources of liquidity include loan repayments, deposits and borrowings under informal overnight federal fund lines available from correspondent banks. In addition to volatile noninterest-bearing demand and interest rate-sensitive deposits, the Bank's principal demand for liquidity is anticipated fundings under credit commitments to customers.

  To meet liquidity needs, the Bank maintains a portion of its funds in cash deposits in other banks, Federal funds sold and investment securities. As of December 31, 1996, the Bank's liquidity ratio was 44.8%, defined as $23.0 million in Federal funds sold, $18.4 million in investment securities and $5.1 million in cash and due from banks, as a percentage of deposits.

  In response to the 1995 Formal Agreement, the Bank's Board of Directors adopted revised measurement guidelines for management of the Bank's liquidity position (the "liquidity guidelines"), including limitations on the maximum acceptable ratios as follows: (i) loan-to-deposit ratio of 85%;
(ii) amounts of purchased funds as a percentage of aggregate funding sources, comprised of purchased funds, deposits, and borrowings from customers under retail repurchase agreements ("purchased funds ratio") of 20%; (iii) pledged investment securities as a percentage of the total investment securities portfolio ("pledged securities ratio") of 75%; and (iv) money desk deposits, in the aggregate and as a percentage of total deposits of 40% and time certificates of deposit of $100,000 or more to total deposits of 15%. For this purpose, purchased funds include borrowings from securities dealers under wholesale repurchase agreements, borrowings from correspondent banks under overnight federal fund lines and brokered deposits. The liquidity guidelines further establish a minimum net liquidity position to be maintained by the Bank. The Bank was in compliance with these guidelines throughout the years ended December 31, 1996 and 1995.

  As described above, maintaining appropriate levels of capital is an important factor in determining the availability of critical sources of liquidity. Accordingly, the liquidity guidelines also require that the Bank maintain a minimum level of total regulatory capital in excess of the minimum level required under the Federal Reserve Board's guidelines.

  Management and the Interest Rate Risk Committee of the Board of Directors seek to maintain a stable net liquidity position while optimizing operating results, as reflected in net interest income, the net yield on earning assets and the cost of interest-bearing liabilities in particular. The Board meets monthly to review the Bank's current and projected net liquidity position and to review actions taken by management at its weekly Interest Rate Risk Committee meetings in order to achieve this liquidity objective.

  The Company's consolidated statements of cash flows included in the accompanying consolidated financial statements present certain information about cash flows from operating, investing and financing activities. The Bank's principal cash flows relate to investing and financing activities, rather than operating activities. While the statements present the net cash flows for the periods indicated from lending and deposit activities, they do not reflect certain important aspects of the Bank's liquidity described above, including (i) anticipated liquidity requirements under outstanding credit commitments to customers, (ii) intraperiod volatility of deposits, particularly fluctuations in the volume of commercial customers' noninterest-bearing demand deposits, and (iii) unused borrowings available under federal funds lines, repurchase agreements, and other arrangements. As such, management believes that the measurements provided in the liquidity guidelines discussed above are generally more indicative of the Bank's overall liquidity position. The Bank's principal source of operating cash flows is net interest income.

INTEREST RATE MATURITIES OF ASSETS AND FUNDING SOURCES

  The careful planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution's net yield. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets and timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates. In its overall attempt to match assets and liabilities, management takes into account rates and maturities to be offered in connection with its certificates of deposit and offers variable rate loans.

  The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature to reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, therefore, a negative gap would theoretically tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap position would theoretically tend to result in an increase in net interest income while a positive gap would tend to affect net interest income adversely.

INTEREST RATE SENSITIVITY

  The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996 which are anticipated by the Bank, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual maturity of the asset or liability. The table is intended to provide an approximation of the projected repricing of assets and liabilities at December 31, 1996, on the basis of contractual maturities, anticipated prepayments, and scheduled rate adjustments within a three-month period and subsequent selected time intervals. Money market and demand deposits and savings accounts are all assumed to reprice immediately, and so are allocated to the shortest period (three months or less) for purposes of the table.

                                            AT DECEMBER 31, 1996
                          -----------------------------------------------------------
                                    DUE IN   DUE AFTER
                          WITHIN   THREE TO  ONE YEAR
                           THREE    TWELVE    TO FIVE  DUE AFTER  NOT RATE
                          MONTHS    MONTHS     YEARS   FIVE YEARS SENSITIVE   TOTAL
                          -------  --------  --------- ---------- ---------  --------
                                           (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
 Federal funds sold.....  $23,000  $   --     $   --    $   --    $    --    $ 23,000
 Investment securities..      --       --      15,398     3,232        --      18,630
 Loans receivable.......   37,050   15,572      7,913     2,012        --      62,547
                          -------  -------    -------   -------   --------   --------
 Total..................   60,050   15,572     23,311     5,244        --     104,177
NONINTEREST-EARNING
 ASSETS:
 Cash and due from
  banks.................      --       --         --        --       5,113      5,113
 Other real estate
  owned.................      --       --         --        --         556        556
 All other assets.......      --       --         --        --       2,539      2,539
 Allowance for credit
  losses................      --       --         --        --      (2,969)    (2,969)
                          -------  -------    -------   -------   --------   --------
 Total assets...........   60,050   15,572     23,311     5,244      5,239    109,416
INTEREST-BEARING
 LIABILITIES:
 Demand deposits, money
  market and savings....   28,454                                              28,454
 Time deposits..........   10,934   22,346      7,368                          40,648
                          -------  -------    -------   -------   --------   --------
 Total..................   39,388   22,346      7,368       --         --      69,102
                          -------  -------    -------   -------   --------   --------
NONINTEREST-BEARING
 LIABILITIES:
 Noninterest-bearing
  deposits..............      --       --         --        --      34,752     34,752
 Other liabilities......      --       --         --        --         717        717
 Shareholders' equity...      --       --         --        --       4,845      4,845
                          -------  -------    -------   -------   --------   --------
Total liabilities and
 shareholders equity....   39,388   22,346      7,368               40,314    109,416
                          -------  -------    -------   -------   --------   --------
Interest rate
 sensitivity gap........  $20,662  $(6,774)   $15,943   $ 5,244   $(35,075)  $    --
                          =======  =======    =======   =======   ========   ========
Cumulative interest rate
 sensitivity gap........  $20,662  $13,888    $29,831   $35,075   $    --    $    --
                          =======  =======    =======   =======   ========   ========
Cumulative interest rate
 sensitivity gap ratio
 based on cumulative
 earning assets.........       34%      18%        30%       34%

  At December 31, 1996, the Bank had net repriceable assets (a "positive" gap) as measured at one year of 18% of total assets. The net repriceable assets over a five-year time horizon totaled approximately $5.2 million or 4.8% of total assets. A positive gap implies that the Bank is asset sensitive, and therefore subject to a decline in net interest income as interest rates decline. In a relatively stable interest rate environment that follows a period of rising interest rates, variable rate liabilities will continue to reprice upward while variable rate assets, particularly those indexed to the prime rate, remain relatively constant, thereby narrowing net interest margin. As interest rates decline, variable rate assets reprice at lower rates immediately, while the variable rate liabilities reprice gradually, resulting in a narrowing of the net interest margin. During a period of rising interest rates, this positive gap would tend to result in an increase in net interest income.

  Although certain assets and liabilities are assumed to have similar maturities or periods to repricing, they may actually react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate materially from those assumed in calculating the foregoing table. Finally, the ability of many borrowers to service their adjustable-rate loans may decrease in the event of a significant interest rate increase. Since interest rate changes do not affect all categories of assets and liabilities equally or simultaneously, a cumulative gap analysis alone cannot be used to evaluate the Bank's interest rate sensitivity position.

CAPITAL RESOURCES

  The Company's shareholders' equity at December 31, 1996 decreased to $4.8 million from $6.0 million at December 31, 1995, and $10.3 million at December 31, 1994. The decrease in 1996 is attributable to the net loss of $1.2 million and the decrease in unrealized losses on securities available for sale of $78,000. The decrease in 1995 is attributed to the year's net loss of $7.2 million, net of a decrease in unrealized losses on the securities available-for-sale of $2.9 million.

  The ability of the Company and the Bank to achieve and maintain appropriate levels of capital resources is substantially dependent on their ability to attract capital, such as through the Public Offering and the Private Offering, and to support earning assets and sustain profitability on an ongoing basis. The Bank's goal for 1997 is to achieve profitability by improving asset quality through the reduction of nonperforming loans and operating expenses and growth in interest earning assets. Although the Company and the Bank have taken steps toward these goals, there can be no assurances that operating losses will not continue.

  The Bank is currently operating under the 1995 Formal Agreement with the OCC. To the extent significant losses continue and capital continues to erode, the Bank could fall into the "undercapitalized" category. In such event, the Bank would be even more closely monitored by the federal regulators, and could be subject to other restrictions. See "The Company--Regulatory Agreements" and "Regulation--Supervision and Regulation--Capital Standards."

REGULATORY CAPITAL OF THE COMPANY AND THE BANK

  The Federal Reserve Board and the OCC have issued guidelines to implement risk-based capital requirements. The risk-based capital ratio of the Company and the Bank are calculated under the guidelines by dividing their respective qualifying total capital by their respective total risk-weighted assets. The Company's qualifying total capital and total risk-weighted assets are determined on a fully consolidated basis. A bank holding company's total qualifying capital is comprised of the sum of core capital elements ("Tier 1 capital") and supplementary capital elements ("Tier 2 capital") minus certain specified deductions (collectively, the "deductions"), if any. Tier 1 capital consists primarily of common stock and retained earnings. Tier 2 capital is comprised of the allowance for credit losses limited to 1.25% of total risk weighted assets. Total risk-based capital is Tier 1 plus Tier 2 capital; however, at least 50% of total capital must be composed of Tier 1 capital. The capital standards specify that assets, including certain off-balance sheet items be assigned risk weights based on credit and liquidity risk which range from 0% risk weight for cash to 100% risk weight for commercial loans and certain other assets. The leverage ratio is Tier 1 capital to adjusted average assets. The Tier 1 capital ratio is

Tier 1 capital to risk weighted assets. The total risk-based capital ratio is Tier 1 plus Tier 2 capital to risk weighted assets.

  The FDIC Improvement Act requires that for banks to be considered "well capitalized," they must maintain a leverage ratio of 5.0%, a Tier 1 capital ratio of 6.0% and a risk-based capital ratio of 10.0% and not be under a written agreement or capital directive. Banks will be considered "adequately capitalized" if they maintain a leverage ratio of 4.0%, a Tier 1 risk-based capital ratio of 4.0%, and a total risk-based capital ratio of 8.0%.

  Pursuant to the 1995 Formal Agreement, the Bank is required to achieve and thereafter maintain a Tier 1 risk-based capital ratio of at least 10.0% and a leverage capital ratio of at least 6.5%. At December 31, 1996, the Bank was not in compliance with the 1995 Formal Agreement with respect to these ratios. The Bank's Tier 1 risk-based capital and leverage capital ratios at December 31, 1996, were 6.95% and 4.67%, respectively. Accordingly, the Bank may be subject to further regulatory enforcement action by the OCC. Pursuant to the 1995 Formal Agreement, a capital plan was filed by the Bank with the OCC on February 8, 1996. See "The Company--Regulatory Agreements."

  The following tables set forth the minimum capital ratios required by federal regulations with respect to the Company and by federal regulations and the 1995 Formal Agreement with respect to the Bank and the Company's and Banks' actual ratios as of December 31, 1996.

                                      COMPANY AT DECEMBER 31, 1996
                              ------------------------------------------------
                                REQUIRED       ACTUAL           EXCESS
                              ------------  ------------  --------------------
                              AMOUNT RATIO  AMOUNT RATIO    AMOUNT     RATIO
                              ------ -----  ------ -----  ----------  --------
                                         (DOLLARS IN THOUSANDS)
Tier 1 risk-based capital
 ratio....................... $2,828  4.00% $4,921 6.96%  $    2,093      2.96 %
Total risk-based capital
 ratio.......................  5,657  8.00%  5,831 8.25%         174      0.25 %
Leverage capital ratio(2)....  4,210  4.00%  4,921 4.68%         711      0.68 %
                                        BANK AT DECEMBER 31, 1996
                              ------------------------------------------------
                                REQUIRED       ACTUAL     EXCESS(DEFICIENCY)
                              ------------  ------------  --------------------
                              AMOUNT RATIO  AMOUNT RATIO    AMOUNT     RATIO
                              ------ -----  ------ -----  ----------  --------
                                         (DOLLARS IN THOUSANDS)
Tier 1 risk-based capital
 ratio....................... $2,828  4.00% $4,911 6.95%  $    2,083      2.95 %
Total-risk-based capital
 ratio.......................  5,657  8.00%  5,820 8.24%         163      0.24 %
Leverage capital ratio(2)....  4,210  4.00%  4,911 4.67%         701      0.67 %
Formal Agreement-leverage
 capital ratio(1)............  6,841  6.50%  4,911 4.67%      (1,930)    (1.83)%
Formal Agreement-Tier 1 risk
 based capital ratio(1)......  7,071 10.00%  4,911 6.95%      (2,160)    (3.05)%

--------
(1) The Bank's minimum Tier 1 risk-based capital and leverage capital requirements are based on the provisions of the 1995 Formal Agreement, which became effective on December 14, 1995.
(2) The regulatory leverage capital ratio represents the ratio of Tier 1 capital at December 31, 1996 to average total assets during the three-month period then ended.

  The significant losses incurred during the years ended December 31, 1995 and 1994 eroded the Bank's capital. These losses were primarily a result of increased provisions for credit losses, losses on securities, losses on OREO and other assets, and reductions in interest-earning assets without a corresponding reduction in operating expenses. Although the Bank was able to decrease the level of nonperforming assets at December 31, 1996 and 1995, it suffered significant credit losses during the year ended December 31, 1995 related to the high level of nonperforming loans from previous years. To the extent that the level of nonperforming loans increases and results in increased provisions for credit losses and loan charge-offs or adversely affects the level of income from those loans, the Bank's ability to generate adequate future earnings will be negatively affected.

RECENT ACCOUNTING DEVELOPMENTS

  In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial- components approach that focuses on control. SFAS No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Company has not completed its analysis of the impact SFAS No. 125 may have on the financial condition and results of operations of the Company.

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock awards and stock appreciation rights. This statements also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for, or at least disclosed in the case of stock options, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The accounting requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. The statement permits a company to choose either a new fair value-based method or the current APB Opinion 25 intrinsic value-based method of accounting for its stock-based compensation arrangements. The statement requires pro forma disclosures of net earnings and earnings per share computed as if the fair value-based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under APB Opinion 25. The Company has chosen not to adopt the fair value provisions of SFAS No. 123 and will continue accounting for stock compensation awards at their intrinsic value at the grant date, and will adopt the disclosure requirements of SFAS No. 123.

                                   BUSINESS

MARKET AREA

  The Bank, through a single site location, operates primarily in the west side of the city of Los Angeles, California. The Bank's market area for its established niche markets of business and private banking and entertainment banking can be defined geographically to include a radius of four miles from the Bank. In implementing its planned extension into the technology/multimedia market, the Bank will be offering specific products tailored to that industry to prospective clients in a wider geographic area that includes Los Angeles, Ventura and Orange Counties.

COMPETITION

  The banking business in California generally, and in the Bank's primary market specifically, is highly competitive with respect to both loans and deposits, and is dominated by a relatively small number of major banks which have many offices operating over a wide geographical area. The Bank competes for loans and deposits primarily with other commercial banks, including many that are much larger than the Bank, as well as with non-bank financial institutions, including savings and loan associations, credit unions, thrift and loan companies, mortgage companies, commercial finance lenders, offerors of money market accounts, and other financial and non-financial institutions. Among the advantages certain of those institutions have over the Bank is their ability to finance wide-ranging and effective advertising campaigns and to allocate their investment resources to regions of highest yield and demand. In addition, many of the major commercial banks operating in the Bank's primary market offer certain services, such as trust services, which are not currently offered directly by the Bank and, by virtue of their greater total capitalization, such banks have substantially higher lending limits than the Bank.

  To compete with other financial institutions in its primary market, the Bank relies principally upon personal contact by its officers, directors and employees and providing, through third parties, specialized services such as courier services and escrow accounting services. For customers whose loan demands exceed the Bank's legal lending limits, the Bank has arranged for such loans on a participation basis with other banks. The Bank also assists customers requiring other services not offered by the Bank in obtaining such services from other providers.

LOAN PORTFOLIO

  The following table presents the Company's loan portfolio as of the dates indicated:

                                             AT DECEMBER 31,
                             ---------------------------------------------------
                                  1996             1995              1994
                             ---------------- ---------------- -----------------
                             AMOUNT   PERCENT AMOUNT   PERCENT  AMOUNT   PERCENT
                             -------  ------- -------  ------- --------  -------
                                          (DOLLARS IN THOUSANDS)
Loan portfolio composition:
Real estate construction
 and land development......  $ 3,441      5%  $ 4,185      5%  $    948      1%
Commercial loans:
  Secured by one to four
   family residential
   properties..............    6,233     10%    9,637     12%    18,398     16%
  Secured by multifamily
   residential properties..    2,879      5%    2,876      3%     2,368      2%
  Secured by commercial
   real properties.........   26,629     42%   28,734     35%    32,061     28%
  Other--secured and
   unsecured...............   16,508     26%   27,393     33%    43,385     37%
Home equity lines of
 credit....................      581      1%    3,983      5%     2,867      2%
Consumer installment and
 unsecured loans to
 individuals...............    6,545     11%    5,435      7%    15,691     14%
                             -------    ---   -------    ---   --------    ---
Gross loans outstanding....   62,816    100%   82,243    100%   115,718    100%
Deferred net loan
 origination fees,
 purchased loan discount
 and gains on termination
 of interest rate hedging
 contracts.................     (269)            (231)             (434)
                             -------          -------          --------
Loans receivable...........  $62,547          $82,012          $115,284
                             =======          =======          ========

  The Bank's real estate construction and land development loans are primarily interim loans made by the Bank to finance construction of commercial and single family residential property. These loans are typically short-term. The Bank does not make loans for speculative or tract housing construction or for acquisition and development of raw land.

  The Bank's commercial loans secured by real estate consist primarily of loans made based on the borrower's cash flow and which are secured by deeds of trust on commercial and residential property to provide another source of repayment in the event of default. It is the Bank's policy generally to restrict real estate loans to no more than a range of 65% to 70% of the lower of the Bank's appraised value or the purchase price of the property, depending on the type of property and its utilization. The Bank offers both fixed and floating rate loans. Maturities on such loans are generally restricted to five years (on an amortization ranging from fifteen to twenty-five years with a balloon payment due at maturity).

  The Bank's other secured and unsecured commercial loans are made for the purpose of providing working capital, financing the purchase of equipment or for other business purposes. Included in this category are both secured and unsecured loans consisting of revolving lines of credit, term loans for equipment and short-term working capital lines of credit. Collateral for the secured loans in this category is generally represented by accounts receivable, inventory, equipment, real estate, marketable securities and other assets, such as the cash surrender value of life insurance contracts. The Bank's policy pertaining to collateral support for such loans generally requires the filing of Uniform Commercial Code forms with the appropriate state agency, deeds of trust, purchase money interests and proper assignments of documents as required.

  Other Secured Commercial Loans. The Bank underwrites its commercial loans on the basis of the borrower's cash flow and ability to service debt from cash flow and earnings rather than on the basis of the underlying collateral value, and seeks to structure such loans to have more than one source of repayment. The borrower is required to provide the Bank with sufficient information to allow a loan decision to be made and to assess the value of the proposed collateral. This generally includes three years of financial statements, projected cash flows, current financial information on any and all guarantors, and other reports such as a current business plan, that show trends in the current assets and projects the impact of the proposed financing. While most loans do not exceed one year, except for equipment and real estate loans, those in excess of one year have covenants which generally require financial reporting and other financial performance.

  Other Unsecured Commercial Loans. This category, which includes term loans and lines of credit, represents a smaller portion of the portfolio, and is a customary product provided for the Bank's business clients. The Bank's underwriting guidelines include low levels of existing debt of the borrower, working capital sufficient to cover the loan and a history of earnings and cash flow. Lines of credit are generally required to be unused for a continuous 30 day period to demonstrate the borrower's ability to have sufficient funds to carry its operations on an annual basis. These lines are generally used for short-term cash needs and do not represent permanent working capital requirements. Generally, these loans do not exceed the lesser of 50% to 100% of the borrower's verified liquid assets, or 10% to 20% of the borrower's tangible net worth.

  Home equity lines of credit loans provide the borrower a line of credit of up to 80% of the appraised value of their residential real estate net of any senior mortgages. This line of credit is secured by a mortgage on the borrower's property and can be drawn upon at any time.

  Consumer loans are made for the purpose of financing automobiles, various types of consumer goods, and other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest. Most of the Bank's consumer loans are secured by the personal property being purchased.

  The loan portfolio decreased by $19.5 million to $62.5 at December 31, 1996, from $82.0 million at December 31, 1995, or by 20.9%. See "Business Effects on Nonperforming Loans and Net Interest Income." The table above indicates that the loan portfolio mix at December 31, 1996 had a larger portion of loans secured by real estate, representing approximately 63% of gross loans outstanding as compared to 60% at December 31, 1995. Other secured and unsecured commercial loans represented 26% of the portfolio at December 31, 1996, a decline from 33% at December 31, 1995. Loans secured by commercial real properties increased as a percentage of the portfolio to 42% at December 31, 1996 from 35% at December 31, 1995 due to the reduced portfolio size.

  The loan portfolio decreased to $82.0 million at December 31, 1995 from $115.3 million at December 31, 1994, or by 28.9%. The above table indicates that the loan portfolio mix at December 31, 1995, had a larger portion of loans secured by real estate, representing approximately 60% of gross loans outstanding as compared to 49% at December 31, 1994. Other secured and unsecured commercial loans represented 33% of the loan portfolio at December 31, 1995, a decline from 37% at December 31, 1994, and consumer loans to individuals represented 7% at December 31, 1995, a decline from 14% at December 31, 1994.

MATURITIES AND RATE SENSITIVITY OF LOANS

  The following table sets forth the maturity distribution of the Bank's loans outstanding at December 31, 1996. At that date, the Bank had no loans with a maturity greater than 30 years, other than loans totaling approximately $496,000 which have no stated maturity, although most such loans do not have a maturity greater than nine years. In addition, the table shows the distribution of such loans between those loans with predetermined (fixed) interest rates and those with variable (floating) interest rates. Floating rates generally fluctuate with changes in various prime rates. As of December 31, 1996, over 74% of the Bank's loan portfolio were floating interest rate loans. Nonperforming loans are included in this schedule based on nominal maturities, even though the Bank may be unable to collect such loans at their maturity date.

                                               AT DECEMBER 31, 1996
                                    -------------------------------------------
                                                OVER ONE YEAR
                                    ONE YEAR OR BUT LESS THAN OVER FIVE
                                      LESS(1)    FIVE YEARS     YEARS    TOTAL
                                    ----------- ------------- --------- -------
                                              (DOLLARS IN THOUSANDS)
Loan portfolio composition:
Real estate construction and land
 development.......................   $   --       $ 3,441     $  --    $ 3,441
Commercial loans:
  Secured by one to four family
   residential properties..........     6,001          189         43     6,233
  Secured by multifamily
   residential properties..........       --           707      2,172     2,879
  Secured by commercial real
   properties......................     7,686       14,360      4,584    26,629
  Other--secured and unsecured.....     9,723        4,873      1,642    16,239
Home equity lines of credit........        80          465         36       581
Consumer installment and unsecured
 loans to individuals..............     1,883        4,010        651     6,545
                                      -------      -------     ------   -------
    Total loans....................   $25,373      $28,045     $9,128   $62,547
                                      =======      =======     ======   =======
Loans with variable (floating)
 interest rates....................   $46,442      $    22     $  --    $46,464
Loans with predetermined (fixed)
 interest rates....................     6,180        7,891      2,012    16,083
                                      -------      -------     ------   -------
    Total..........................   $52,622      $ 7,913     $2,012   $62,547
                                      =======      =======     ======   =======

--------
(1) All loans due on demand, having no stated repayment schedule or maturity, and overdrafts are reported as due in one year or less.

ASSET QUALITY

  The risk of nonpayment of loans is an inherent feature of the banking business. That risk varies with the type and purpose of the loan, the collateral which is utilized to secure payment, and ultimately, the creditworthiness of the borrower. To minimize this credit risk, the Bank requires that all loans of $100,000 to $750,000 be approved by an officer's loan committee. Larger loans must be approved by the loan committee of the Board of Directors.

  The Bank has implemented an enhanced process by which it reviews and manages the credit quality of the loan portfolio. An officers' loan committee has been established with the Bank's senior officers serving as voting members. The ongoing credit control process includes a stringent risk rating system, enhanced underwriting criteria, early identification of problem credits, and regular monitoring of classified assets graded as "criticized" by the Bank's internal grading system. The Bank also maintains a program of quarterly review of loans by an independent outside loan review consultant. Loans are graded from "pass" to "loss," depending on credit quality. Loans in the "pass" category are generally performing in accordance with their terms, and are to companies which have profit records, adequate capital for normal operations and cash flow sufficient to service the loan. When a loan shows signs of potential weakness that may affect repayment of the loan or the collateral, the loan is reclassified "specially mentioned." A loan which has further deterioration and exhibits defined weaknesses in the borrower's capacity to repay is reclassified "substandard." When loan repayment is questionable or not supported by collateral, the loan is labeled "doubtful," reserves are established to offset the estimated risk and when loans decline further, the partial or anticipated loss is charged off.

CLASSIFIED ASSETS

  Classified assets are assets that have defined weaknesses in the borrower's ability to repay the loan or in the underlying collateral, and are assigned a loan grading of "substandard", "doubtful" or "loss" in accordance with the Bank's grading policy described above. Classified assets include nonperforming assets.

  Asset quality of the Bank improved as evidenced by the decrease in classified assets from December 31, 1994. The table below summarizes the Bank's classified assets at the dates indicated:

                                                            AT DECEMBER 31,
                                                        ------------------------
                                                         1996    1995     1994
                                                        ------- ------- --------
                                                         (DOLLARS IN THOUSANDS)
   Substandard......................................... $ 6,891 $ 7,025 $ 17,796
   Doubtful............................................     852     150      620
                                                        ------- ------- --------
   Classified loans....................................   7,743   7,175   18,416
   OREO................................................     556     581    1,529
                                                        ------- ------- --------
   TOTAL............................................... $ 8,299 $ 7,756 $ 19,945
                                                        ======= ======= ========

  Classified loans increased to $7.7 million at December 31, 1996 from $7.2 million at December 31, 1995. Classified loans decreased during the year ended December 31, 1995 by $11.2 million from $18.4 million at December 31, 1994. Loans held for sale at December 31, 1994, which were sold in February 1995, further augmented a reduction in classified loans.

  At December 31, 1996, $6.2 million or 75% of classified assets were represented by loans to three borrowers in excess of $500,000 as follows: i) two loans totaling $806,000 secured by real estate; ii) a loan of $550,000 to an individual secured by a single family home; and iii) a loan of $4.9 million to an individual on a single family home with an appraised value as of December 1996 of $10.0 million. This $4.9 million loan is currently performing in accordance with its restructured terms and is carried as a troubled debt restructuring (TDR) due to its below market interest rate.

NONPERFORMING ASSETS

  Nonperforming assets consist of nonperforming loans and OREO. Nonperforming loans are those loans which have (i) been placed on nonaccrual status, (ii) been subject to troubled debt restructurings, or (iii) become contractually past due 90 days or more with respect to principal or interest and have not been restructured or placed on nonaccrual status.

  The following table sets forth information regarding the Bank's nonperforming assets at the dates indicated:

                                                         AT DECEMBER 31,
                                                     --------------------------
                                                      1996     1995      1994
                                                     -------  -------  --------
                                                      (DOLLARS IN THOUSANDS)
   Nonaccrual loans................................  $   928  $   573  $  3,426
   Troubled debt restructurings....................    5,016    5,167     5,582
   Loans contractually past due 90 days or more
    with respect to either principal or interest
    and still accruing interest....................      300      221     1,507
                                                     -------  -------  --------
     Nonperforming loans...........................    6,244    5,961    10,515
   Other real estate owned.........................      556      581     1,529
                                                     -------  -------  --------
   Total nonperforming assets......................  $ 6,800  $ 6,542  $ 12,044
                                                     =======  =======  ========
   Allowance for credit losses to nonaccrual loans.    319.9%   664.0%     89.4%
   Allowance for credit losses to nonaccrual
    assets(1)......................................    200.1%   329.7%     61.8%
   Allowance for credit losses to nonperforming
    loans..........................................     47.5%    63.8%     29.1%
   Allowance for credit losses to nonperforming
    assets.........................................     43.7%    58.2%     25.4%
   Total nonperforming assets to total assets......      6.2%     5.0%      5.2%

--------
(1) Nonaccrual assets are comprised of nonaccrual loans plus OREO.

NONACCRUAL LOANS

  Nonaccrual loans are those for which management has discontinued accrual of interest because there exists reasonable doubt as to the full and timely collection of either principal or interest.

  When a loan is placed on nonaccrual status, all interest previously accrued but uncollected is reversed against current period operating results. Income on such loans is then recognized only to the extent that cash is received and where the ultimate collection of the carrying amount of the loan is probable, after giving consideration to the borrower's current financial condition, historical repayment performance and other factors. Accrual of interest is resumed only when (i) principal and interest are brought fully current and
(ii) such loans are either considered, in management's judgment, to be fully collectible or otherwise become well secured and in the process of collection. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Net Interest Income" for a discussion of the effects on operating results of nonperforming loans. At December 31, 1996 a single nonaccrual loan with an outstanding principal balance of $550,000, or 59.3% of total nonaccrual loans was secured by residential real estate. Troubled debt restructured loans are those for which the Company has, for reasons related to borrowers' financial difficulties, granted concessions to borrowers (including reductions of either interest or principal) that it would not otherwise consider, whether or not such loans are secured or guaranteed by others. Troubled debt restructurings occurring after January 1, 1995 are included in impaired loans and accounted for as described below.

  The FASB issued SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" which was amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures", which eliminates the provisions of SFAS No. 114 regarding how a creditor should report income on an impaired loan and clarifies certain disclosure requirements. SFAS No. 114 prescribes the recognition criterion for loan impairment and the measurement methods for certain impaired loans and loans whose terms are modified in troubled debt restructurings. SFAS No. 114 states that a loan is impaired when it is probable that a creditor will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. A creditor is required to measure impairment by discounting expected future cash flows at the loan's effective interest rate, by reference to an observable market price, or by determining the fair value of the collateral for a collateral dependent asset. Due to the size and nature of the Bank's loan portfolio, impaired loans are determined by a periodic evaluation on an individual loan basis. Impaired loans are characterized as loans where it is probable that the Bank will be unable to collect the principal and interest amounts due according to their terms.

  At December 31, 1996, the Bank had classified $1.6 million of its loans as impaired under SFAS No. 114, for which the related specific reserves of $710,000. The average recorded investment in, and the amount of interest income recognized on impaired loans for the year ended December 31, 1996, were $7.8 million and $700,000, respectively. Of the loans considered to be impaired at December 31, 1996, $4.9 million or 68% was represented by one loan, a troubled debt restructuring.

  Foregone interest income attributable to nonperforming loans amounted to $171,000, $160,000 and $1.2 million for the years ended December 31, 1996, 1995 and 1994. See "Effects of Nonperforming Loans and Net Interest Income." This resulted in a reduction in yield on average loans receivable of 24 basis points, 17 basis points and 83 basis points for the years ended December 31, 1996, 1995 and 1994, respectively. Although the Bank sold a large portion of the nonperforming loans in February 1995, to the extent that additional loans are identified as nonperforming in future periods, operating results will continue to be adversely affected.

TROUBLED DEBT RESTRUCTURINGS

  Included within nonperforming loans are troubled debt restructurings ("TDR"). TDR is defined in Statements of Financial Accounting Standards No. 15 and No. 114 as a loan for which the Bank has, for economic or legal reasons related to a borrower's financial difficulties, granted a concession to the borrower it would not otherwise consider, including modifications of loan terms to alleviate the burden of the borrower's near-term cash flow requirements in order to help the borrower to improve its financial condition and eventual ability to repay the loan. At December 31, 1996, a single TDR loan represented $4.9 million of the total

$5.0 million of TDRs. This loan is secured by a first deed of trust on residential real property which, as of December 1996, had an appraised value of $10.0 million. This loan is currently performing in accordance with its restructured terms and the property is currently on the market for sale. No assurance can be given that the property will sell for its appraised value.

OTHER REAL ESTATE OWNED

  When appropriate or necessary to protect the Bank's interests, real estate pledged as collateral on a loan may be acquired by the Bank through foreclosure or a deed in lieu of foreclosure. Real property acquired in this manner by the Bank is known as "other real estate owned" ("OREO"). OREO is carried on the books of the Bank as an asset, at the lesser of the Bank's recorded investment or the fair value. The Bank periodically revalues OREO properties and charges other expenses for any further write-downs. OREO represents an additional category of "nonperforming assets." OREO at December 31, 1996 consisted of two properties totaling $556,000 representing two undeveloped commercially zoned parcels and one residential parcel. The Bank is currently marketing the properties for sale. No assurances can be given that the remaining properties will be sold at 100% of the value at which the properties were carried by the Bank at December 31, 1996.

LOAN DELINQUENCIES

  The following table sets forth the principal balance of loan delinquencies as of the dates indicated:

                                                        AT DECEMBER 31, 1996
                                                     --------------------------
                                                     30-59   60-89     90 OR
                                                     DAYS    DAYS    MORE DAYS
                                                     ------  ------  ----------
                                                     (DOLLARS IN THOUSANDS)
Real estate construction and land development....... $   --  $   --   $     --
Commercial loans:
  Secured by one to four family residential
   properties.......................................    330      --        550
  Secured by multifamily residential properties.....     --      --         --
  Secured by commercial real properties.............     39      41        257
  Other--secured and unsecured......................    539     224        342
Home equity lines of credit.........................
Consumer installment and unsecured loans to
 individuals........................................      6       4          9
                                                     ------  ------   --------
Total delinquent loans.............................. $  914  $  269   $  1,158
                                                     ======  ======   ========
Delinquent loans as a percentage of loans
 receivable.........................................    1.5%    0.4%       1.9%

                              AT DECEMBER 31, 1995       AT DECEMBER 31, 1994
                           -------------------------- -------------------------
                           30-59   60-89     90 OR    30-59   60-89     90 OR
                           DAYS    DAYS    MORE DAYS   DAYS    DAYS   MORE DAYS
                           ------  ------  ---------- ------  ------  ---------
                                       (DOLLARS IN THOUSANDS)
Real estate construction
 and land development..... $   --  $   --    $   --   $  189  $   --   $   --
Commercial loans:
  Secured by one to four
   family residential
   properties.............     --      --       576      336     108      683
  Secured by multifamily
   residential properties.     --      --        --       --      --      365
  Secured by commercial
   real properties........     --     129        --       --     621    1,340
  Other--secured and
   unsecured..............    100      84        22    1,166   1,572    1,965
Home equity lines of
 credit...................     74      --       189      349      38      580
Consumer installment and
 unsecured loans to
 individuals..............     43      31         7      437     140       --
                           ------  ------    ------   ------  ------   ------
Total delinquent loans.... $  217  $  244    $  794   $2,477  $2,479   $4,933
                           ======  ======    ======   ======  ======   ======
Delinquent loans as a
 percentage of loans
 receivable...............    0.3%    0.3%      1.0%     2.0%    2.0%     4.0%

ALLOWANCE FOR CREDIT LOSSES

  The Bank maintains an allowance for credit losses to provide for potential losses in the loan portfolio. Additions to the allowance are made by charges to operating expenses in the form of a provision for credit losses. All loans which are judged to be uncollectible are charged against the allowance while recoveries are credited to the allowance. The Bank has a process by which it reviews and manages the credit quality of the loan portfolio. The ongoing credit control process includes a stringent risk rating system, enhanced underwriting criteria, early identification of problem credits, regular monitoring of any classified assets graded as "criticized" by the Bank's internal grading system and an independent outside loan review process. The loan approval process is also tied to the risk rating system. The Classified Asset Committee ("CAC") meets on a monthly basis to review, monitor and take corrective action upon all criticized assets and review the adequacy of the allowance for credit losses. The results of the CAC's meetings are reviewed by the officers and directors loan committees monthly.

  The calculation of the adequacy of the allowance for credit losses is based on a variety of factors, including loan classifications and underlying cash flow and collateral values. On a quarterly basis, management engages an outside loan review firm to augment the preparation of the analysis of the allowance for credit losses which utilizes both a migration factor and specific loss reserves to determine the level necessary to allow for potential credit losses. Migration analysis is a method by which specific charge-offs are related to the prior life of the same loan compared to the total loan pools in which the loan was graded. This method allows for management to use historical trends that are relative to the Bank's portfolio rather than use outside factors that may not take into consideration trends relative to the specific loan portfolio. In addition, this analysis takes into consideration other trends that are qualitative relative to the Bank's marketplace, demographic trends, amount and trends in nonperforming assets and concentration factors.

  The Board of Directors reviews the adequacy of the allowance for credit losses on a quarterly basis. Management utilizes its judgement in conjunction with the analysis prepared by the outside loan review firm to determine the provision for credit losses and establish the allowance for credit losses. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses. Such agencies may require the Bank to recognize additions to the allowance based upon their judgement of the information available to them at the time of their examination. Following the OCC's March 1996 examination of the Bank, the OCC accepted the Bank's allowance for credit losses.

ANALYSIS OF CHANGES IN THE ALLOWANCE FOR CREDIT LOSSES

  The following table sets forth information regarding the activity in the Bank's accounting for credit losses for the periods indicated:

                                                       FOR THE YEAR ENDED
                                                          DECEMBER 31,
                                                    --------------------------
                                                     1996     1995      1994
                                                    -------  -------  --------
                                                     (DOLLARS IN THOUSANDS)
Balance at beginning of period..................... $ 3,805  $ 3,063  $  6,697
Loans charged-off:
Real estate construction and land development......     --       --         45
Commercial loans:
  Secured by one to four family residential
   properties......................................       9      120     2,215
  Secured by multifamily residential properties....     --       --        702
  Secured by commercial real properties............     --       --      1,407
  Other -- secured and unsecured...................   1,183    1,913     6,781
Home equity lines of credit........................     --       --        257
Consumer installment and unsecured loans to
 individuals.......................................     108      599     2,810
                                                    -------  -------  --------
    Total loan charge-offs.........................   1,300    2,632    14,217
Recoveries of loans previously charged-off:
Real estate construction and land development......     --       200       --
Commercial loans:
  Secured by one to four family residential
   properties......................................      26       11       288
  Other -- secured and unsecured...................     398      588     2,205
Home equity lines of credit........................     --       --         38
Consumer installment and unsecured loans to
 individuals.......................................      40      268       722
                                                    -------  -------  --------
    Total recoveries of loans previously charged-
     off...........................................     464    1,067     3,253
Net loan charge-offs...............................     836    1,565    10,964
Provision for credit losses........................     --     2,307     7,330
                                                    -------  -------  --------
Balance at end of period........................... $ 2,969  $ 3,805  $  3,063
                                                    =======  =======  ========
Allowance for credit losses as a percent of annual
 net loan
 charge-offs during the period.....................  228.38%  243.13%    27.94%
Provision for credit losses as a percent of net
 loan
 charge-offs during the period.....................     --    147.41%    66.86%
Net loan charge-offs as a percent of average loans
 receivable
 during the period.................................    1.19%    1.63%     7.83%
Recoveries of loans previously charged-off as a
 percent of loans
 charged-off in the previous year..................    17.6%    7.50%   133.60%

LOAN CHARGE-OFFS AND RECOVERIES

  Management regularly monitors the loan portfolio in order to promptly identify loans that may become nonperforming and conducts an ongoing evaluation of the Bank's exposure to potential losses arising from such loans, as discussed above. Loan losses are fully or partially charged against the allowance for credit losses when, in management's judgment, the full collectibility of a loan's principal is in doubt. However, there is no precise method of predicting specific losses which ultimately may be charged against the allowance in future periods.

  Loan charge-offs for the year ended December 31, 1996 were $1.3 million, primarily related to two loans in the commercial--other secured and unsecured portfolio pertaining to the international division and purchased lease financing contracts.

  Loan charge-offs for the year ended December 31, 1995 of $2.6 million included $1.7 million for loans purchased in 1993 from the FDIC ("FDIC Loans") and $700,000 for loans generated by the international division. This decrease from 1994 was predominantly the consequence of declining loan balances from the sale of loans.

  Charge-offs for the year ended December 31, 1994 of $14.2 million were primarily the result of charge-offs totaling $6.0 million of allocated allowance for credit losses related to the portfolio of loans sold in February 1995. In addition, upon the determination that these loans were to be sold, the Bank recorded a lower of cost or market adjustment of $851,000 during 1994 to adjust the carrying value of the loans to their estimated ultimate sales price. These loans had an outstanding principal balance of $13.5 million and were identified as criticized and/or nonperforming. In addition, charge-offs related to the FDIC Loans which were not subsequently sold totaled
$3.3 million. Charge-offs during 1994 affecting the Bank's commercial--other secured and unsecured loan portfolio of $6.8 million were comprised of $4.0 million of loans sold in February 1995, $1.7 million of business banking and entertainment related lending and $1.1 million of FDIC Loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Provision for Credit Losses."

  Recoveries of loans previously charged-off amounted to $464,000 for the year ended December 31, 1996 and were primarily the result of recoveries related to the FDIC Loans and to business banking and entertainment related lending. The majority of these loans were grouped in the commercial--other secured and unsecured category.

  Recoveries of loans previously charged-off for the year ended December 31, 1995 of $1.1 million included $700,000 of business banking and entertainment related lending and $150,000 of FDIC Loans. Recoveries pertaining to the commercial--other secured and unsecured loan portfolio included $400,000 of business banking and entertainment related lending and $100,000 of FDIC Loans.

  Recoveries of loans previously charged-off for the year ended December 31, 1994 of $3.3 million included $750,000 representing the proceeds of loans sold which were previously charged-off, $1.2 million of entertainment related loans, $900,000 of business banking and consumer loans and $350,000 of FDIC Loans. Recoveries during 1994 pertaining to the commercial--other secured and unsecured portfolio included $1.1 million of business banking and entertainment related loans and $600,000 of loans sold in 1994 previously charged-off.

ALLOCATION OF ALLOWANCE FOR CREDIT LOSSES

  Management believes based on its periodic analysis that the allowance for credit losses at December 31, 1996 was adequate to absorb estimated losses in the existing portfolio, including commitments under commercial and standby letters of credit. However, no assurance can be given on how continued weaknesses in the real estate market or future changes in economic conditions might affect the Bank's principal market area and may result in increased losses in the Bank's loan portfolio.

  The allocation of the allowance for credit losses to specific loan categories presented below should not be interpreted as an indication that loan charge-offs will occur in these amounts or proportions, or as an indication of future charge-off trends. In addition, the portion of the allowance allocated to each loan category does not represent the total amount available for future losses that may occur within such categories, since the total allowance is applicable to the entire portfolio. Consistent with the Bank's recent charge-off experience, it is anticipated that the major component of future charge-offs will be attributed to the commercial--other secured and unsecured loan portfolio. However, no assurance can be made that actual charge-offs will occur consistent with historical trends or in accordance with the allocation of allowance for credit losses presented below.

  The Bank's current practice is to make specific allocations of the allowance for credit losses to criticized and classified loans, and unspecified allocations to each loan category based on management's risk assessment. The following table presents the composition of the Bank's allocation of the allowance for credit losses to specific loan categories designated by management for this purpose for the periods indicated:

                                                         AT DECEMBER 31,
                                                     -------------------------
                                                      1996     1995     1994
                                                     -------  -------  -------
                                                     (DOLLARS IN THOUSANDS)
Real estate construction and land development....... $    42  $    11  $    17
Commercial loans:
  Secured by one to four family residential
   properties.......................................     479      205       77
  Secured by multifamily residential properties.....      41       25       51
  Secured by commercial real properties.............     590      454      674
  Other--secured and unsecured......................   1,642    2,521    1,645
Home equity lines of credit.........................      13       64       18
Consumer installment and unsecured loans to
 individuals........................................     161      523      578
                                                     -------  -------  -------
Allowance allocable to loans receivable.............   2,968    3,803    3,060
Commitments to extend credit under standby and
 commercial letters of credit.......................       1        2        3
                                                     -------  -------  -------
    Total allowance for credit losses............... $ 2,969  $ 3,805  $ 3,063
                                                     =======  =======  =======
Allowance for credit losses allocable as a percent
 of loans receivable................................    4.75%    4.64%    2.66%

INDUSTRY CONCENTRATIONS OF LOANS AND OTHER RISK ELEMENTS

  The following table presents information about the Company's loans outstanding to entertainment-related customers at the dates indicated:

                                                         AT DECEMBER 31,
                                                     --------------------------
                                                      1996     1995      1994
                                                     -------  -------  --------
                                                      (DOLLARS IN THOUSANDS)
   Entertainment industry-related loans(1):
     Loans for single productions of motion picture
      and television feature films.................  $   --   $ 1,739  $  5,662
     Other loans to entertainment-related
      enterprises, such as television and film
      production or distribution...................    1,158    3,020     4,814
     Loans to individuals involved primarily in the
      entertainment industry.......................    2,516    1,663     5,633
     Loans to business management, legal and
      accounting firms, including their principals
      and employees, serving primarily the
      entertainment industry.......................    2,791    2,930     5,048
                                                     -------  -------  --------
       Total entertainment industry-related
        loans(2)...................................  $ 6,465  $ 9,352  $ 21,157
                                                     =======  =======  ========
       Percent of loans receivable.................     10.3%    11.4%     18.4%

--------
(1) Included are loans secured by liens on residential and commercial real property amounting to $3.0 million, $1.2 million and $1.3 million at December 31, 1996, 1995 and 1994, respectively.
(2) Includes nonperforming loans of $400,000 at December 31, 1995.

  In addition to the Bank's concentration in loans secured by real estate, the Bank is a provider of banking services to the entertainment industry in Southern California. Management believes that the varying nature of customers represented by the composition of loans within this group indicates reasonable diversification. In addition, loans for the production of independently produced motion picture and television feature films are supported, during production, by performance bonds from highly rated insurers and either distribution commitments from major studios or, in the case of smaller studios, standby letters of credit from large commercial banks. Management therefore believes that this concentration does not represent an undue concentration of credit risk.

INVESTMENT PORTFOLIO

  In order to maintain a reserve of readily saleable assets to meet the Bank's liquidity and loan requirements, the Bank purchases United States government and agency securities and other investments. In addition, sales of "Federal funds" (short-term loans to other banks) are regularly utilized. Placement of funds in certificates of deposit with other financial institutions may be made as alternative investments pending utilization of funds for loans or other purposes.

  Securities may be pledged to meet security requirements imposed as collateral for retail (customer) repurchase agreements, FRB discount lines and other deposits. At December 31, 1996, the carrying values of securities pledged were $4.0 million.

  At December 31, 1996, the Bank's investment portfolio consisted of U.S. government and agency securities, mortgage-backed securities including CMOs, and municipal securities. The Bank's policy is to stagger the maturities of its investments to meet overall liquidity requirements of the Bank. The Bank's current policy is to invest only in securities with maturities of generally less than ten years.

                 ESTIMATED FAIR VALUE OF INVESTMENT SECURITIES
                              AND DEBT SECURITIES

  The following tables summarize the amounts and distribution of the Bank's investment securities as of the dates indicated and the weighted average yield as of December 31, 1996.

                                                DECEMBER 31,
                          --------------------------------------------------------
                                    1996                1995            1994
                          ------------------------ --------------- ---------------
                                          WEIGHTED
                           BOOK   MARKET  AVERAGE   BOOK   MARKET   BOOK   MARKET
                           VALUE   VALUE   YIELD    VALUE   VALUE   VALUE   VALUE
                          ------- ------- -------- ------- ------- ------- -------
                                           (DOLLARS IN THOUSANDS)
Securities held-to-
 maturity:
 U.S. government and
  agency securities:
 One to five years......  $14,395 $14,355   6.67%      --      --      --      --
                          ======= =======   ====   ======= ======= ======= =======
Securities available-
 for-sale:
 U.S. government and
  agency securities:
 Within one year........  $   --  $   --     --    $ 4,013 $ 4,009 $12,000 $11,949
 One to five years......    1,000   1,004   6.05%    6,798   6,749   9,043   8,480
 Over five years........      --      --     --        --      --   11,151  10,586
                          ------- -------   ----   ------- ------- ------- -------
  Total U.S. government
   and agency
   securities...........  $ 1,000 $ 1,004   6.05%  $10,811 $10,758 $32,194 $31,015
                          ------- -------   ----   ------- ------- ------- -------
 Mortgage-backed
  securities:
 Within one year........      --      --     --        --      --      --      --
 One to five years......      --      --     --        --      --      --      --
 Over five years........    3,079   2,999   5.73%    6,002   5,971   7,362   7,109
                          ------- -------   ----   ------- ------- ------- -------
  Total mortgage-backed
   securities...........    3,079   2,999   5.73%    6,002   5,971   7,362   7,109
                          ------- -------   ----   ------- ------- ------- -------
 CMO and REMICS:
 Within one year........      --      --     --        --      --      --      --
 One to five years......      --      --     --        --      --    2,042   1,952
 Over five years........      --      --     --      3,443   3,373  22,843  21,188
                          ------- -------   ----   ------- ------- ------- -------
  Total CMO and Remics..      --      --     --      3,443   3,373  24,885  23,140
                          ------- -------   ----   ------- ------- ------- -------
 FRB stock:
 Over five years........      233     233   6.00%      315     315     573     573
 Municipal securities:
 Over five years........      --      --     --        --      --       99      84
 Interest rate swap.....      --      --     --        --      --      --      135
                          ------- -------   ----   ------- ------- ------- -------
                          $ 4,312 $ 4,236   5.82%  $20,571 $20,417 $65,113 $62,056
                          ======= =======   ====   ======= ======= ======= =======

  Actual maturities may differ from contractual maturities to the extent that borrowers have the right to call or repay obligations with or without call or repayment penalties. As of December, 1996, the only securities held by the Bank where the aggregate book value of the Bank's investment in securities of a single issuer exceeded ten percent (10%) of the Bank's shareholders' equity were issued by U.S. government agencies.

DEPOSITS

  Deposits are the Bank's primary source of funds. During the year ended December, 1996, the Bank had an average deposit mix of 39% in time deposits, 26% in interest-bearing demand, money market and savings deposits and 35% in noninterest-bearing demand deposits. The Bank's net interest income is enhanced by its percentage of noninterest-bearing deposits.

  The Bank's deposits are obtained from a cross section of the communities it serves. No material portion of the Bank's deposits has been obtained from or is dependent upon any one person or industry. The Bank's business is not seasonal in nature. The Bank accepts deposits in excess of $100,000 from customers. Those deposits are priced to remain competitive. The Bank is not dependent upon funds from sources outside the United States.

  The following table summarizes the distribution of average deposits for the periods indicated:

                                                    DECEMBER 31,
                                    --------------------------------------------
                                         1996           1995           1994
                                    -------------- -------------- --------------
                                    AVERAGE  % OF  AVERAGE  % OF  AVERAGE  % OF
                                    BALANCE  TOTAL BALANCE  TOTAL BALANCE  TOTAL
                                    -------- ----- -------- ----- -------- -----
                                               (DOLLARS IN THOUSANDS)
   Noninterest-bearing demand
    deposits:
     Real estate title and escrow
      company customers...........  $  9,280    9% $ 10,932    8% $ 18,949    9%
     All other noninterest-bearing
      demand......................    27,238   26%   41,313   31%   58,496   28%
   Interest-bearing demand, money
    market and savings............    27,470   26%   36,342   27%   49,345   23%
   Time certificates of deposit:
     Money desk operation.........    27,014   26%   33,806   25%   74,657   35%
     All other:
       $100,000 or more...........     5,302    5%    6,506    5%    6,141    3%
       Under $100,000.............     7,814    8%    5,318    4%    5,167    2%
                                    --------  ---  --------  ---  --------  ---
       Total time certificates of
        deposit...................    40,130   39%   45,630   34%   85,965   40%
                                    --------  ---  --------  ---  --------  ---
       Total deposits.............  $104,118  100% $134,217  100% $212,755  100%
                                    ========  ===  ========  ===  ========  ===

  As indicated above, the Bank experienced a 22.4% decline in average total deposits for the year ended December 31, 1996 from average total deposits during the year ended December 31, 1995 and a 37% decline during the year ended December 31, 1995 from the same period in 1994. The decline in deposits occurred throughout all the deposit categories as the mix of deposits for the years ended December 31, 1996 and 1995, did not significantly change from the year ended December 31, 1994 except for the decrease in money desk operations, which was consistent with management's restructuring plan.

  The Bank's wholesale institutional funds acquisition operation ("money desk") was established in June 1990. The money desk solicits time certificates of deposit from institutional investors nationwide, including other banks, savings and loans, credit unions, trust companies, and pension funds beyond the Bank's primary market area. Although management believed that deposits gathered through the money desk are less costly and provide greater capacity for overall deposit growth than brokered deposits, the rates paid on certificates of deposits gathered through this vehicle are higher than those offered in the local market. At December 31, 1996, money desk deposits totaled $27.3 million or 26.3% of total deposits. This represents a 15.5% and 54.3% decrease, respectively, from levels at December 31, 1995 and 1994 of $32.3 million and $59.8 million, respectively.

  The Bank's customers are principally commercial in nature and attracted primarily on the basis of personal relationships and service quality. A portion of those customers maintain deposit accounts having balances significantly in excess of current federal deposit insurance limits. At December 31, 1996, 1995 and 1994, 41.7%, 45.1% and 40.9%, respectively, of total deposits, excluding time certificates of deposit attributable to the money desk, were held in accounts with balances of $100,000 or more.

  While time certificates of deposit in the aggregate do not exhibit the daily volatility that characterizes commercial customers' noninterest-bearing demand deposits, the stability of time certificates of deposit is dependent, in significant part, on such depositors' perceptions of the Bank's financial strength. Management believes that the Bank's ability to compete for potential customers' deposits has been hampered to some extent by concerns arising from the Bank's reported net losses.

TIME DEPOSITS OF $100,000 OR MORE

  The following table indicates the maturity schedule of the Bank's certificates of deposit of $100,000 or more as of the dates indicated:

                                                           AT DECEMBER 31, 1996
                                                          -----------------------
                                                           MONEY    ALL
                                                           DESK    OTHER   TOTAL
                                                          ------- ------- -------
                                                          (DOLLARS IN THOUSANDS)
   Aggregate maturities of time certificates of deposit
   In three months or less..............................  $   206 $ 5,390 $ 5,596
     After three months but within six months...........      300     667     967
     After six months but within twelve months..........    1,335     803   2,138
     After twelve months................................      513     --      513
                                                          ------- ------- -------
       Total time certificates of deposit of $100,000 or
        more............................................  $ 2,354 $ 6,860 $ 9,214
                                                          ======= ======= =======

                                      AT DECEMBER 31, 1995 AT DECEMBER 31, 1994
                                      -------------------- ---------------------
                                      MONEY   ALL          MONEY   ALL
                                       DESK  OTHER  TOTAL   DESK  OTHER   TOTAL
                                      ------ ------ ------ ------ ------ -------
                                                (DOLLARS IN THOUSANDS)
   Aggregate maturities of time
    certificates of deposit
     In three months or less......... $  400 $4,196 $4,596 $1,300 $4,358 $ 5,658
     After three months but within
      six months.....................    300    958  1,258    400  1,902   2,302
     After six months but within
      twelve months..................  1,392    900  2,292  2,231  1,770   4,001
     After twelve months.............    405      0    405    --     300     300
                                      ------ ------ ------ ------ ------ -------
       Total time certificates of
        deposit of $100,000 or more.. $2,497 $6,054 $8,551 $3,931 $8,330 $12,261
                                      ====== ====== ====== ====== ====== =======

  As indicated in the table above, time certificates of deposit of $100,000 or more from money desk operations represented a less significant source of funding at December 31, 1996 than at December 31, 1995. In general, deposits of more than $100,000 are considered to be more volatile than fully insured deposits in denominations of less than $100,000. At December 31, 1996, 22.7% of total time certificates of deposit were represented by accounts individually in excess of $100,000 as compared to 18.2% and 16.1% at December 31, 1995 and 1994.

REPURCHASE AGREEMENTS

  The Bank has borrowed funds from investment banking firms (dealers) and customers pursuant to sales of securities under repurchase agreements. Those repurchase agreements provide for the Bank's sale of investment securities to dealers or customers with simultaneous agreement to repurchase identical securities on specified dates at specified prices. The initial price paid to the Bank under such wholesale (dealer) and retail (customer) repurchase agreements is less than the fair market value of the investment securities sold, and the Bank may be required to pledge or deliver additional securities if the fair market value of the investment securities sold declines below the price initially paid to the Bank for those securities. Borrowings under repurchase agreements are collateralized by U.S. Treasury or government agency securities and mortgage pass-through certificates guaranteed or issued by the Government National Mortgage Corporation, Federal National Mortgage Association, and Federal Home Loan Mortgage Corporation.

  The Bank's borrowings under wholesale (dealer) repurchase agreements have not represented a significant source of liquidity. However, there remain market and credit risks associated with repurchase agreements. In the event of sudden short-term market interest rate increases, the costs of this funding source could increase concurrent with a decline in the fair value of the underlying investment securities. As a result, the Bank would be required to deliver additional securities, thereby reducing the amount of investment securities otherwise available for collateralized borrowings.

  Wholesale (dealer) repurchase agreements involve credit risk to the extent that the fair value of underlying investment securities exceeds the amount advanced to the Bank under the related repurchase agreement. Securities subject to such repurchase agreements are held in the name of the Bank by the dealers who arrange the transactions. In the event the dealer defaults and the Bank is unable to obtain the collateralizing investment securities, the Bank's risk of loss is the amount of any such excess fair market value. The Bank's wholesale (dealer) repurchase agreements are primarily overnight transactions. As a result, management believes that the credit risks associated with this funding source are limited.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  The following table summarizes securities under agreements to repurchase along with weighted average interest rate, maturity and average and maximum balance outstanding for the periods indicated:

                                                    AT OR FOR THE YEAR ENDED
                                                          DECEMBER 31,
                                                    --------------------------
                                                     1996     1995      1994
                                                    -------- -------- --------
                                                     (DOLLARS IN THOUSANDS)
   Balance......................................... $   --   $ 4,497  $ 12,572
   Weighted average interest rate..................     -- %    2.18%     2.47%
   Weighted average maturity (days)................     --         7         5
   Average balance for the period.................. $ 1,140  $ 4,093  $ 10,685
   Weighted average interest rate for the period...    2.20%    2.61%     2.96%
   Maximum balance outstanding at any month-end
    during the period.............................. $ 1,546  $ 7,031  $ 15,127

OFF-BALANCE-SHEET CREDIT COMMITMENTS AND CONTINGENT OBLIGATIONS

  The Bank is a party to financial instruments with off-balance-sheet credit risk in the normal course of business to meet the financing needs of its customers. In addition to undisbursed commitments to extend credit under loan facilities, these instruments include conditional obligations under standby and commercial letters of credit. The Bank's exposure to credit loss in the event of nonperformance by customers is represented by the contractual amount of the instruments.

  Standby letters of credit are conditional commitments issued by the Bank to secure the financial performance of a customer to a third party and are primarily issued to support private borrowing arrangements.

The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank uses the same credit underwriting policies in accepting such contingent obligations as it does for loan facilities. When deemed necessary, the Bank holds appropriate collateral supporting those commitments. The nature of collateral obtained varies and may include deposits held in financial institutions and real properties.

  Management does not anticipate any material losses as a result of commitments under letters of credit. A portion of the allowance for credit losses has been allocated to these contingent obligations. Losses, if any, are charged against the allowance for credit losses. At December 31, 1996 and 1995, standby letters of credit amounted to $175,000 and $413,000, respectively, and there were no commercial letters of credit outstanding.

  Undisbursed commitments under revocable and irrevocable loan facilities amounted to $7.9 million and $11.6 million at December 31, 1996 and 1995, respectively. Many of these commitments are expected to expire without being drawn upon and, as such, the total commitment amounts do not necessarily represent future cash requirements.

EMPLOYEES

  As of December 31, 1996, the Company had 5 officers but no employees while the Bank had 44 full-time equivalent employees including 3 of the Company's officers. The Company and the Bank believe that the Bank's employee relations are satisfactory.

PROPERTIES

  The Bank leases space in an office building at 1840 Century Park East, Los Angeles, California. As of December 31, 1995, the Bank entered into the Lease Restructuring Agreement with its landlord which restructured the Bank's future obligations under its then existing leases. As a result, the Bank reduced its leased space from approximately 42,400 square feet to 23,883 square feet and decreased the effective rent per square foot from approximately $4.00 to $2.33 or $55,666 per month for the period November 1, 1995 to October 31, 2000. The effective rent per square foot for the period November 1, 2000 to October 31, 2004 will be $2.83 per square foot or $67,607 per month. The Lease Restructuring Agreement provides that the lease obligation will expire on October 31, 2004. The rent is subject to annual adjustments for increases in property taxes and operating costs.

  In connection with the Bank's execution of the Lease Restructuring Agreement, the Company issued to its landlord the Warrant. See "Risk Factors-- Requirement of Shareholder Approval of Reverse Stock Split." In addition, the Company granted the landlord certain registration rights with respect to shares of capital stock subject to the Warrant. See "Description of Capital Stock--Registration Rights."

  The Company does not directly own or lease any property. Its administrative offices are located at the Bank's headquarters at 1840 Century Park East, Los Angeles, California 90067.

LEGAL PROCEEDINGS

  The Company is a party to routine litigation involving various aspects of its business. As of the date of this Prospectus, except as described below, none of the pending litigation, in the opinion of management, will have a material adverse impact on the consolidated financial condition of the Company.

 Derivative and Class Action

  On or about October 7, 1992, an action (the "Class Action") was commenced by two of the Company's shareholders, Messrs. Berlin and Zlotnick, in the United States District Court for the Eastern District of Pennsylvania and later transferred to the United States District Court of California (the "Court"), against the Company and the following former and current directors, officers or employees of the Company: Messrs. Ladd, Thornburg, Hughes, Tomich, Bell, Guldeman, Smith, Brewer, Wolfen, Winner, Thomson, Hickey, Grahm, and Domyan and Ms. Romero and Ms. Thornton.

  The complaint was a derivative and class action case, which purported to assert various violations of the Securities Exchange Act of 1934 and state common law claims for violation of the directors' alleged duty of candor, common law negligent misrepresentation and breach of fiduciary duty, and waste of corporate assets, on behalf of the Company and a class of purchasers of the Company's stock during the period October 7, 1989 through July 12, 1994 and persons who owned shares of the Company on the record dates and who were eligible to vote at the 1990, 1991 and 1992 Annual Meetings of Shareholders of the Company. The plaintiffs sought declaratory and injunctive relief, consequential and punitive damages in an unspecified amount and attorneys' fees.

  On December 22, 1994, a stipulation of settlement (the "Stipulation") was entered by the Court. According to the Stipulation, all claims in the action were settled, discharged and dismissed with prejudice. The monetary portion of the settlement (approximately $1.6 million) was funded solely by the Company's insurer. None of the defendants were required to pay any portion of the settlement. In addition, the Company was required to issue 169,800 warrants to the class of plaintiffs to purchase shares of Common Stock of the Company. The exercise price of the warrants is $3.55 ($32.27 giving effect to the Reverse Stock Split). The warrants are exercisable during a three-year period which commenced June 2, 1996. Also, pursuant to the Court's order, in the two-year period after the approval of the proposed settlement, which approval was obtained in June 1996, plaintiffs will have the right to two new directors on the Company's board of directors. One new member was scheduled to be chosen during the first year after the effective date of the settlement, June 2, 1995 (the "Effective Date"). A second new member would be chosen during the second year after the Effective Date. Both of the new directors would be independent of the present or former directors of the Company. Robert E. Gipson, a Company candidate, was approved by the plaintiff's counsel. The Company plans to continue to seek (and will consider candidates suggested by plaintiff's counsel) qualified candidates to serve as directors of the Company. Upon the approval of one more candidate by the plaintiff's counsel, the Company's obligation under the Stipulation to add two (2) new members to the Board of Directors will be satisfied.

 Other Litigation

  In February 1995, counterclaims were filed against the Bank in an action commenced by British & Commonwealth Merchant Bank ("BCMB"), as agent for itself and the Bank, in England against Lloyd's Underwriters and certain other parties (collectively, "Lloyd's"). The Bank and BCMB claimed that Lloyd's owed them a further $120,659 of insurance proceeds relating to a claim filed by BCMB (for itself and the Bank) for approximately $7.8 million under policies insuring repayment of a loan from the Bank and BCMB to Performance Guarantees, Inc. for production of a film entitled "Barr Sinister." On or about November 1991, Lloyd's paid approximately $7.8 million in insurance proceeds, which Lloyd's sought to recover a half each from the Bank and BCMB. In its counterclaim, Lloyd's contended that the Leading Underwriter lacked authority to issue the insurance policies and endorsements on behalf of all of the insurers under which payment was made and secondly, that material misrepresentations were made to the Leading Underwriter as to the likely budget for the film and that if the Leading Underwriter had known the true position he would not have accepted the film under the relevant policies. Lloyd's position, therefore, was that such payment should be returned to Lloyd's.

  The Bank reached an agreement with Lloyd's for the settlement of the Bank's claim against Lloyd's and Lloyd's counterclaims against the Bank. The Bank entered into the settlement not as a result of the Bank's conclusions as to the merits of Lloyd's counterclaims against the Bank, but solely as a matter of resolving those counterclaims in connection with the Bank's effort to recapitalize.

  The settlement was originally conditioned on the recapitalization of the Bank on or before March 31, 1997, and, in light of that condition, "tolling" agreements were entered into with various third parties to preserve the Bank's ability to institute, if necessary, further proceedings against those third parties for potential losses that may have arisen from the continuation of Lloyd's counterclaims, if the settlement had not been concluded. The settlement agreement originally provided that the Bank would pay $500,000 to Lloyd's on the earlier of the seventh day following the completion of the Bank's recapitalization or on March 31, 1997 and an additional $500,000 on the second anniversary of that payment. The agreement also provided that BCMB will release the Bank from any claim that BCMB might have against the bank should BCMB suffer loss in connection with Lloyd's counterclaims against BCMB in the continuing litigation. Prior to December 31, 1996, the Company and all affected parties agreed to a single payment of the settlement on a discounted lump sum basis, which payment was made, concluding and completing the settlement.

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

                                  REGULATION

SUPERVISION AND REGULATION

 The Company

  The Company, as a registered bank holding company, is subject to regulation under the BHC Act, and as such, is required to file with the Reserve Bank quarterly and annual reports and such additional information as the Reserve Bank may require pursuant to the BHC Act. The Reserve Bank may conduct examinations of the Company and its subsidiaries. As a result of such an examination of the Company by the Reserve Bank in 1995, the Company entered into the MOU with the Reserve Bank on October 26, 1995. The MOU imposes certain affirmative obligations and material restrictions on the Company which will most likely impede asset growth and preclude dividend payments in the foreseeable future. As a result of its examination by the Reserve Bank, the Company is required to have new appointments of senior executive officers and directors reviewed by the Reserve Bank prior to their appointment to such a position. See "The Company--Regulatory Agreements."

  The Reserve Bank may require that the Company terminate an activity or control of or liquidate or divest certain nonbank subsidiaries or affiliates when the Reserve Bank believes the activity or the control of the subsidiary or affiliate constitutes a serious risk to the financial safety, soundness or stability of any of its banking subsidiaries and is inconsistent with sound banking principles or the purposes of the BHC Act or the Financial Institutions Supervisory Act of 1966, as amended. The Reserve Bank also has the authority to regulate provisions of certain bank holding company debt, including authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, the Company must file written notice and obtain approval from the Reserve Bank prior to purchasing or redeeming its equity securities.

  Under the BHC Act and regulations adopted by the Federal Reserve Board, a bank holding company and its nonbanking subsidiaries are prohibited from requiring certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. Further, the Company is required by the Federal Reserve Board to maintain certain levels of capital. See "Regulation--Supervision and Regulation--Capital Standards."

  The Company is required to obtain the prior approval of the Reserve Bank for the acquisition of more than five percent (5%) of the outstanding shares of any class of voting securities or substantially all of the assets of any bank or bank holding company. Prior approval of the Reserve Bank is also required for the merger or consolidation of the Company with another bank holding company.

  The Company is prohibited by the BHC Act, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than five percent (5%) of the outstanding voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to its subsidiaries. However, the Company may, subject to the prior approval of the Reserve Bank, engage in any, or acquire shares of companies engaged in, activities that are deemed by the Reserve Bank to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making any such determination, the Reserve Bank is required to consider whether the performance of such activities by the Company or an affiliate can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Reserve Bank is also empowered to differentiate between activities commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. In 1996, the Economic Growth and Regulatory Paperwork Reduction Act of 1996 (the "Budget Act") eliminated the requirement that bank holding companies seek Federal Reserve Board approval before engaging de novo in permissible nonbanking activities listed in Regulation Y, which governs bank holding companies, if the holding company and its lead depository institution are well-managed and well-capitalized and certain other criteria specified in the statute are met. For purposes of determining the capital levels at which a bank holding company shall be considered "well-capitalized" under this section of the Budget Act and

Regulation Y, the FRB adopted as an interim rule, risk-based capital ratios (on a consolidated basis) that are, with the exception of the leverage ratio (which is lower), the same as the levels set for determining that a state member bank is well capitalized under the provisions established under the prompt corrective action provisions of federal law. See "Business--Supervision and Regulation--Prompt Corrective Action and Other Enforcement Mechanisms."

  Under Federal Reserve Board regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of the Federal Reserve Board's regulations or both. This doctrine has become known as the "source of strength" doctrine. Although the United States Court of Appeals for the Fifth Circuit found the Federal Reserve Board's source of strength doctrine invalid in 1990, stating that the Federal Reserve Board had no authority to assert the doctrine under the BHC Act, the decision, which is not binding on federal courts outside the Fifth Circuit, was reversed by the United States Supreme Court on procedural grounds. The validity of the source of strength doctrine is likely to continue to be the subject of litigation until definitively resolved by the courts or by Congress.

  The Company is also a bank holding company within the meaning of Section 3700 of the California Financial Code. As such, the Company and its subsidiaries are subject to examination by, and may be required to file reports with, the California State Banking Department.

  Finally, the Company's shares of Common Stock are registered pursuant to the Exchange Act. Accordingly, the Company is subject to certain rules and regulations promulgated by the Commission, including, among other things, the periodic reporting requirements, the proxy solicitations rules and the short-swing profit rules under Sections 13, 14 and 16 of the Exchange Act, respectively.

 The Bank

  The Bank, as a national banking association, is subject to primary supervision, periodic examination and regulation by the OCC. If, as a result of an examination of a bank, the OCC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the Bank's operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, various remedies are available to the OCC. Such remedies include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the Bank, to assess civil monetary penalties, and to remove officers and directors. The FDIC has similar enforcement authority, in addition to its authority to terminate the Bank's deposit insurance, in the absence of action by the OCC and upon a finding that a bank is in an unsafe or unsound condition, is engaging in unsafe or unsound activities, or that its conduct poses a risk to the deposit insurance fund or may prejudice the interest of its depositors. The Bank entered into a Formal Agreement with the OCC dated December 14, 1995, which imposes certain affirmative obligations and material restrictions on the Bank. See "Management's Discussion and Analysis Of Financial Condition and Results Of Operations--Capital Resources" and "The Company--Regulatory Agreements."

  The deposits of the Bank are insured by the FDIC in the manner and to the extent provided by law. For this protection, the Bank pays a semiannual statutory assessment. See "Premiums for Deposit Insurance." The Bank is also subject to certain regulations of the Federal Reserve Board and applicable provisions of California law, insofar as they do not conflict with or are not preempted by federal banking law.

  Various requirements and restrictions under the laws of the State of California and the United States affect the operations of the Bank. State and federal statutes and regulations relate to many aspects of the Bank's operations, including reserves against deposits, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices and capital requirements and disclosure obligations to depositors and borrowers.

 Capital Standards

  The Federal Reserve Board, the OCC and the FDIC have adopted risk-based minimum capital guidelines intended to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as commercial loans.

  A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of, among other things, (i) common stockholders' equity capital (includes common stock and related surplus, and undivided profits); (ii) noncumulative perpetual preferred stock (cumulative perpetual preferred stock for bank holding companies), including any related surplus; and (iii) minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital may consist of: (i) a limited amount of the allowance for possible loan and lease losses;
(ii) cumulative perpetual preferred stock; (iii) perpetual preferred stock (and any related surplus); (iv) term subordinated debt and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%.

  In addition to the risk-based guidelines, the Federal Reserve Board and the OCC require banking organizations to maintain a minimum amount of Tier 1 capital to total assets. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banking organizations not rated in the highest category, the minimum leverage ratio must be at least 100 to 200 basis points above the 3% minimum, or 4% to 5%. In addition to these uniform risk-based capital guidelines and leverage ratio that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

  Under the "prompt corrective action" regulations (discussed below) implemented pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Bank will be considered "adequately capitalized" if it has a ratio of qualifying total capital to risk-weighted assets of 8%, Tier 1 capital to risk-weighted assets of 4% and a leverage ratio of 4% or greater. To be considered "well capitalized" the Company and the Bank must have a ratio of qualifying total capital to risk-weighted assets of 10%, Tier 1 capital to risk-weighted assets of 6% and a leverage ratio of 5% or greater as well as not be subject to any order or directive. Under certain circumstances, the Reserve Bank or the OCC may require an "adequately capitalized" institution to comply with certain mandatory or discretionary supervisory actions as if the Company or the Bank were undercapitalized. See "Regulation--Effects of Governmental Policies and Recent Legislation--Federal Deposit Insurance Corporation Improvement Act of 1991--Prompt Corrective Act." Although the Company and the Bank are each considered to be adequately capitalized, in accordance with the Formal Agreement, the Bank must maintain a Tier 1 risk-based capital ratio of at least 10% and a leverage capital ratio of at least 6.5%. At December 31, 1996, the Bank's Tier 1 risk-based capital ratio was 6.95% and the leverage capital ratio was 4.67%, both of which were not in compliance with the Formal Agreement. A capital plan was filed with the OCC on February 8, 1996.

  In June 1996, the federal banking agencies adopted a joint agency policy statement to provide guidance on managing interest rate risk. These agencies indicated that the adequacy and effectiveness of a bank's interest rate risk management process and the level of its interest rate exposures are critical factors in the agencies' evaluation of the bank's capital adequacy. A bank with material weaknesses in its risk management process or high levels of exposure relative to its capital will be directed by the agencies to take corrective action. Such actions will include recommendations or directions to raise additional capital, strengthen management expertise, improve management information and measurement systems, reduce levels of exposure, or some combination thereof depending upon the individual institution's circumstances. This policy statement augments the August 1995 regulations adopted by the federal banking agencies which addressed risk-based capital standards for interest rate risk.

  In December 1993, the federal banking agencies issued an interagency policy statement on the allowance for loan and lease losses (ALLL) which, among other things, establishes certain benchmark ratios of loan loss reserves to classified assets. The benchmark set forth by such policy statement is the sum of (a) assets classified loss; (b) 50 percent of assets classified doubtful;
(c) 15 percent of assets classified substandard; and (d) estimated credit losses on other assets over the upcoming 12 months. This amount is neither a "floor" nor a "safe harbor" level for an institution's ALLL.

  Federally supervised banks and savings associations are currently required to report deferred tax assets in accordance with SFAS No. 109. The federal banking agencies issued final rules, effective April 1, 1995, which limit the amount of deferred tax assets that are allowable in computing an institution's regulatory capital. Deferred tax assets that can be realized for taxes paid in prior carryback years and from future reversals of existing taxable temporary differences are generally not limited. Deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lesser of (i) the amount that can be realized within one year of the quarter-end report date, or (ii) ten percent (10%) of Tier 1 capital. The amount of any deferred tax in excess of this limit would be excluded from Tier 1 capital and total assets and regulatory capital calculations.

  Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends.

 Community Reinvestment Act and Fair Lending Developments

  The Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods. In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities.

  In May 1995, the federal banking agencies issued final regulations which change the manner in which they measure a bank's compliance with its CRA obligations. The final regulations adopt a performance-based evaluation system which bases CRA ratings on an institution's actual lending service and investment performance, rather than the extent to which the institution conducts needs assessments, documents community outreach, activities or complies with other procedural requirements.

  In March 1994, the federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment and evidence of disparate impact.

  In connection with its assessment of CRA performance, the OCC assigns a rating of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance." Based on an examination conducted during the third quarter of 1996, the Bank was rated "satisfactory."

 Potential and Existing Enforcement Actions

  Commercial banking organizations, such as the Bank, and their institution-affiliated parties, such as the Company, are subject to potential enforcement actions by the Reserve Bank, the FDIC and the OCC for any unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease and desist order that can be judicially enforced, the termination of insurance of deposits (in the case of the Bank), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the imposition of restrictions and sanctions under the prompt corrective action provisions of the FDICIA. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company.

 Restrictions on Transfers of Funds to the Company by the Bank

  The Company is a legal entity separate and distinct from the Bank. At present, substantially all of the Company's revenues, including funds available for the payments of dividends and other operating expenses, depend upon and will continue to depend upon, the receipt of dividends paid by the Bank. The Company's ability to pay cash dividends is limited by state law.

  There are statutory and regulatory limitations on the amount of dividends which may be paid to the Company by the Bank. The prior approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the bank's net profits for that year combined with its retained net profits for the preceding two years, less any transfers to surplus or a fund for the retirement of any preferred stock. At December 31, 1996, the Bank did not have funds available for the payment of cash dividends. At present, substantially all of the Company's revenues, including funds available for the payment of dividends and other operating expenses, is, and will continue to be, primarily dividends paid by the Bank. In addition, under the 1995 Formal Agreement, the Bank is prohibited from paying cash dividends without the prior approval of the OCC.

  The OCC also has authority to prohibit the Bank from engaging in what, in the OCC's opinion, constitutes an unsafe or unsound practice in conducting its business. Depending upon the financial condition of the bank in question and other factors, it is possible that the OCC could assert that the payment of dividends or other payments is an unsafe or unsound practice under the circumstances. Further, the OCC and the Federal Reserve Board have established guidelines with respect to the maintenance of appropriate levels of capital by banks or bank holding companies under their jurisdiction. Compliance with the standards set forth in such guidelines could limit the amount of dividends which the Bank or the Company may pay. See "Business--Supervision and Regulation--Prompt Corrective Regulatory Action and Other Enforcement Mechanisms" and "--Capital Standards" for a discussion of these additional restrictions on capital distributions.

  The Bank is subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company or other affiliates, the purchase of or investments in stock or other securities thereof, the taking of such securities as collateral for loans and the purchase of assets of the Company or other affiliates. Such restrictions prevent the Company and such other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Further, such secured loans and investments by the Bank to or in the Company or to or in any other affiliate is limited to 10% of the Bank's capital stock and surplus (as defined by federal regulations) and such secured loans and investments are limited, in the aggregate, to 20% of the Bank's capital stock and surplus (as defined by federal regulations). California law also imposes certain restrictions with respect to transactions involving the Company and other controlling persons of the Bank. Additional restrictions on transactions with affiliates may be imposed on the Bank under the prompt corrective action provisions of federal law. See "Supervision and Regulation--Prompt Corrective Regulatory Action and Other Enforcement Mechanisms."

 Compliance with Environmental Regulation

  Management of the Company and its subsidiaries is unaware of any material effect upon the Company's and the Company's subsidiaries' capital expenditures, earnings or competitive position as a result of compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Based on current federal, state and local environmental laws and regulations, the Company does not intend to make any material capital expenditures for environmental control facilities for either the remainder of its current fiscal year or its succeeding fiscal year.

EFFECT OF GOVERNMENTAL POLICIES AND RECENT LEGISLATION

 Government Fiscal and Monetary Policies

  Banking is a business which depends in large part on rate differentials. In general, the difference between the interest rate paid by the Bank on its deposits and its other borrowings and the interest rate received by the Bank on loans extended to its customers and securities held in the Bank's portfolio comprise a major portion of the Company's earnings. These rates are highly sensitive to many factors that are beyond the control of the Bank. Accordingly, the earnings and growth of the Company are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

  The commercial banking business is not only affected by general economic conditions but is also influenced by the monetary and fiscal policies of the federal government and the policies of regulatory agencies, particularly the Federal Reserve Board. The Federal Reserve Board implements national monetary policies (with objectives such as curbing inflation and combating recession) by its open-market operations in United States Government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements and by varying the discount rates applicable to borrowings by depository institutions. The actions of the Federal Reserve Board in these areas influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

  From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress, in the California legislature and before various bank regulatory and other professional agencies. The likelihood of any major changes and the impact such changes might have on the Company are impossible to predict. Certain of the potentially significant changes which have been enacted, and proposals which have been made recently, are discussed below. Recent and proposed accounting changes are discussed in "Business--Recent Accounting Developments."

  The following discussion of statutes and regulations is only a summary and does not purport to be complete. This discussion is qualified in its entirety by reference to such statutes and regulations. No assurance can be given that such statutes or regulations will not change in the future.

 Federal Deposit Insurance Corporation Improvement Act of 1991

  PROMPT CORRECTIVE ACTION AND OTHER ENFORCEMENT MECHANISMS. Federal law requires each federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. In accordance with federal law, each federal banking agency has promulgated regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. An insured depository institution will be classified in the following categories based, in part, on the capital measures indicated below:

"Well capitalized" Total risk-based    "Adequately capitalized" Total risk-
------------------                     ------------------------
capital of 10%; Tier 1 risk-based      based capital of 8%;Tier 1 risk-based
capital of 6%; and Leverage ratio of   capital of 4%; and Leverage ratio of
5%.                                    4%.

"Undercapitalized" Total risk-based    "Significantly undercapitalized" Total
------------------                     --------------------------------
capital less than 8%; Tier 1 risk-     risk-based capital less than 6%; Tier
based capital less than 4%; or         1 risk-based capital less than 3%; or
Leverage ratio less than 4%.           Leverage ratio less than 3%

"Critically undercapitalized" Tangible
-----------------------------
equity to total assets less than 2%.

  As of December 31, 1996, the Company and Bank were deemed to be adequately capitalized based upon their capital ratios, however, the Bank was not in compliance with the Tier 1 risk-based capital ratio and the leverage capital ratio requirements of the Formal Agreement. See "The Company--Regulatory Agreements."

  An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or undercapitalized" may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat a significantly undercapitalized institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment.

  Federal law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions if after such transaction the institution would be undercapitalized. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency, subject to asset growth restrictions and required to obtain prior regulatory approval for acquisitions, branching and engaging in new lines of business. Any undercapitalized depository institution must submit an acceptable capital restoration plan to the appropriate federal banking agency 45 days after receiving notice, or is deemed to have notice, that the institution is undercapitalized. The appropriate federal banking agency cannot accept a capital plan unless, among other things, it determines that the plan: (i) specifies: (a) the steps the institution will take to become adequately capitalized; (b) the levels of capital to be attained during each year in which the plan will be in effect; (c) how the institution will comply with the restrictions or requirements then in effect under Section 38 of the FDICIA (12 U.S.C. (S) 1831o); and (d) the types and levels of activities in which the institution will engage; (ii) is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital; and (iii) would not appreciably increase the risk (including credit risk, interest-rate risk, and other types of risk) to which the institution is exposed. In addition, each company controlling an undercapitalized depository institution must guarantee that the institution will comply with the capital plan until the depository institution has been adequately capitalized on average during each of four consecutive calendar quarters and must otherwise provide appropriate assurances of performance. The aggregate liability of such guarantee is limited to the lesser of (a) an amount equal to 5% of the depository institution's total assets at the time the institution became undercapitalized or (b) the amount which is necessary to bring the institution into compliance with all capital standards applicable to such institution as of the time the institution fails to comply with its capital restoration plan. Finally, the appropriate federal banking agency may impose any of the additional restrictions or sanctions that it may impose on significantly undercapitalized institutions if it determines that such action will further the purpose of the prompt corrective action provisions.

  An insured depository institution that is significantly undercapitalized, or is undercapitalized and fails to submit, or in a material respect to implement, an acceptable capital restoration plan, is subject to additional restrictions and sanctions. These include, among other things: (i) a forced sale of voting shares to raise capital or, if grounds exist for appointment of a receiver or conservator, a forced merger; (ii) restrictions on transactions with affiliates; (iii) further limitations on interest rates paid on deposits;
(iv) further restrictions on growth or required shrinkage; (v) modification or termination of specified activities; (vi) replacement of directors or senior executive officers; (vii) prohibitions on the receipt of deposits from correspondent institutions; (viii) restrictions on capital distributions by the holding companies of such institutions; (ix) required divestiture of subsidiaries by the institution; or (x) other restrictions as determined by the appropriate federal banking agency. Although the appropriate federal banking agency has discretion to determine which of the foregoing restrictions or sanctions it will seek to impose, it is required to: (i) force a sale of shares or obligations of the bank, or require the bank to be acquired by or combine with another institution; (ii) impose restrictions on affiliate transactions and (iii) impose restrictions on rates paid on deposits, unless it determines that such actions would not further the purpose of the prompt corrective action provisions. In addition, without the prior written approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to its senior executive officers or provide compensation to any of them at a rate that exceeds such officer's average rate of base compensation during the 12 calendar months preceding the month in which the institution became undercapitalized.

  Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. For example, a critically undercapitalized institution generally would be prohibited from engaging in any material transaction other than in the ordinary course of business without prior regulatory approval and could not, with certain exceptions, make any payment of principal or interest on its subordinated debt beginning 60 days after becoming critically undercapitalized. Most importantly, however, except under limited circumstances, the appropriate federal banking agency, not later than 90 days after an insured depository institution becomes critically undercapitalized, is required to appoint a conservator or receiver for the institution. The board of directors of an insured depository institution would not be liable to the institution's shareholders or creditors for consenting in good faith to the appointment of a receiver or conservator or to an acquisition or merger as required by the regulator.

  In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. See "Supervision and Regulation--Potential Enforcement Actions."

  SAFETY AND SOUNDNESS STANDARDS. Effective July 1995, the federal banking agencies adopted final guidelines establishing standards for safety and soundness, as required by FDICIA. These standards are designed to identify potential safety-and-soundness concerns and ensure that action is taken to address those concerns before they pose a risk to the deposit insurance funds. The standards relate to (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting;
(iv) asset growth; (v) earnings; and (vi) compensation, fee and benefits. If a federal banking agency determines that an institution fails to meet any of these standards, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. In the event the institution fails to submit an acceptable plan within the time allowed by the agency or fails in any material respect to implement an accepted plan, the agency must, by order, require the institution to correct the deficiency. Effective October 1, 1996, the federal banking agencies promulgated safety and soundness regulations and accompanying interagency compliance guidelines on asset quality and earnings standards. These new guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. The institution should: (i) conduct periodic asset quality reviews to identify problem assets; (ii) estimate the inherent losses in those assets and establish reserves that are sufficient to absorb estimated losses; (iii) compare problem asset totals to capital; (iv) take appropriate corrective action to resolve problem assets; (v) consider the size and potential risks of material asset concentrations; and (vi) provide periodic asset reports with adequate information for management and the board of directors to assess the level of asset risk. These new guidelines also set forth standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient for the maintenance of adequate capital and reserves. If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

  PREMIUMS FOR DEPOSIT INSURANCE. The FDIC has adopted final regulations implementing a risk-based premium system required by federal law. On November 14, 1995, the FDIC issued regulations that establish a new assessment rate schedule ranging from 0 cents per $100 of deposits to 27 cents per $100 of deposits applicable to members of BIF. To determine the risk-based assessment for each institution, the FDIC will categorize an institution as well capitalized, adequately capitalized or undercapitalized based on its capital ratios using the same standards used by the FDIC for its prompt corrective action regulations. A well- capitalized institution is generally one that has at least a 10% total risk-based capital ratio, a 6% Tier 1 risk- based capital ratio and a 5% Tier 1 leverage capital ratio. An adequately capitalized institution will generally have at least an 8% total risk-based capital ratio, a 4% Tier 1 risk-based capital ratio and a 4% Tier 1 leverage capital ratio. An undercapitalized institution will generally be one that does not meet either of the above definitions. The FDIC will also assign each institution to one of three subgroups based upon reviews by the institution's primary federal or state regulator, statistical analyses of financial statements and other information relevant to evaluating the risk posed by the institution. The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group
C).

  The BIF assessment rates are set forth below for institutions based on their risk-based assessment categorization.

                  ASSESSMENT RATES EFFECTIVE JANUARY 1, 1996*

                                                         GROUP A GROUP B GROUP C
                                                         ------- ------- -------
   Well Capitalized.....................................     0       3      17
   Adequately Capitalized...............................     3      10      24
   Undercapitalized.....................................    10      24      27

  *Assessment figures are expressed in terms of cents per $100 per deposits.

  On September 30, 1996, Congress passed the Budget Act which capitalized the Savings Association Insurance Fund (SAIF) through a special assessment on SAIF-insured deposits and required banks to share in part of the interest payments on the Financing Corporation ("FICO") bonds which were issued to help fund the federal government costs associated with the savings and loan crisis of the late 1980's. The special thrift SAIF assessment has been set at 65.7 cents per $100 insured by the thrift funds as of March 31, 1995. Effective January 1, 1997, for the FICO payments, SAIF-insured institutions will pay 3.2 cents per $100 in domestic deposits and BIF-insured institutions, like the Bank, will pay 0.64 cents per $100 in domestic deposits. Full pro rata sharing of the FICO interest payments takes effect on January 1, 2000.

  The federal banking regulators are also authorized to prohibit depository institutions and their holding companies from facilitating or encouraging the shifting of deposits from SAIF to BIF for the purpose of evading thrift assessment rates. The Budget Act also prohibits the FDIC from setting premiums under the risk-based schedule above the amount needed to meet the designated reserve ratio (currently 1.25%).

INTERSTATE BANKING AND BRANCHING

  On September 29, 1994, the President signed into law the Riegel-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act"). Under the Interstate Act, beginning one year after the date of enactment, a bank holding company that is adequately capitalized and managed may obtain approval under the BHCA to acquire an existing bank located in another state without regard to state law. A bank holding company is not to be permitted to make such an acquisition if, upon consummation, it would control
(a) more than 10% of the total amount of deposits of insured depository institutions in the United States or (b) 30% or more of the deposits in the state in which the bank is located. A state may limit the percentage of total deposits that may be held in that state by any one bank or bank holding company if application of such limitation does not discriminate against out-of-state banks or bank holding companies. An out-of-state bank holding company may not acquire a bank in existence for less than a minimum length of time that may be prescribed by state law except that a state may not impose more than a five year existence requirement.

  The Interstate Act also permits, beginning June 1, 1997, mergers of insured banks located in different states and conversion of the branches of the acquired bank into branches of the resulting bank. Each state may permit such combinations earlier than June 1, 1997, and may adopt legislation to prohibit interstate mergers after that date in that state or in other states by that state's banks. The same concentration limits discussed in the preceding paragraph apply. The Interstate Act also permits a national or state bank to establish branches in a state other than its home state if permitted by the laws of that state, subject to the same requirements and conditions as for a merger transaction.

  The Interstate Act is likely to increase competition in the Company's market areas especially from larger financial institutions and their holding companies. It is difficult to assess the impact such likely increased competition will have on the Company's operations.

  Under the Interstate Act, the extent of a commercial bank's ability to branch into a new state will depend on the law of the state. In October 1995, California adopted an early "opt in" statute under the Interstate Act that permits out-of-state banks to acquire California banks that satisfy a five-year minimum age requirement (subject to exceptions for supervisory transactions) by means of merger or purchases of assets, although entry through acquisition of individual branches of California institutions and de novo branching into California are not permitted. The Interstate Act and the California branching statute will likely increase competition from out-of-state banks in the markets in which the Company operates, although it is difficult to assess the impact that such increased competition may have on the Company's operations.

           SHAREHOLDINGS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information as of the date of this Prospectus (pre Reverse Stock Split) regarding the beneficial ownership of the Company's Common Stock by each person known to the Company to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock of the Company and by each person who is currently serving as a director or executive officer of the Company and by all directors and executive officers of the Company as a group.

                                                    NUMBER OF SHARES
                                                      BENEFICIALLY     PERCENT
   BENEFICIAL OWNER                                     OWNED(1)     OF CLASS(1)
   ----------------                                 ---------------- -----------
   9830 Investments No. 1, Ltd, a California
    limited partnership...........................      287,615          9.3%
   Robert E. Gipson...............................        1,000            *
   Alan Grahm.....................................       80,993          2.6%
   A. Thomas Hickey (2)...........................       13,000            *
   Howard P. Ladd.................................       57,827          1.9%
   Scott A. Montgomery (3)........................        4,000            *
   Robert E. Thompson.............................          625            *
   Joseph W. Kiley III............................            0            *
   All directors and executive officers as a group
    (8 persons)...................................      157,445(4)       5.1%

--------
 * Less than 1%

(1) Under the rules of the SEC, shares not actually outstanding are deemed to be beneficially owned by an individual if such individual has the right to acquire the shares within 60 days. Pursuant to such SEC Rules, shares deemed beneficially owned by virtue of an individual's right to acquire them are also treated as outstanding when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(2) Includes 12,000 shares (pre Reverse Stock Split) which may be purchased by Mr. Hickey upon exercise of a currently exercisable option.

(3) Excludes 200,000 shares (pre Reverse Stock Split) which may be purchased by Mr. Montgomery upon exercise of an option which becomes exercisable on June 20, 1997.

(4) Includes 12,000 shares (pre Reverse Stock Split) which may be purchased upon exercise of currently exercisable options or upon exercise of options that will become exercisable within 60 days.

  The Conrad Company has agreed, subject to certain conditions, to purchase a minimum of $2.25 million, and a maximum of $4.95 million, of Preferred Stock. Assuming those conditions are satisfied and $9.0 million of Preferred Stock is sold in the Public Offering and the Private Offering, if the Conrad Company purchases 2,045,455 shares (or 225,000 shares after the Reverse Stock Split), the minimum amount of Preferred Stock it has agreed to purchase, it would own 25% of the outstanding Preferred Stock (or 18.2% of Common Stock on an as converted basis) and if the Conrad Company purchases 4,500,000 shares (or 495,000 shares after the Reverse Stock Split), the maximum amount of Preferred Stock it has agreed to purchase, it would own 55% of the outstanding Preferred Stock (or 40.0% of the Common Stock on an as converted basis).

                       DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information as of the date of this Prospectus regarding the directors and executive officers of the Company and the Bank.

   NAME                  AGE POSITION WITH THE COMPANY AND THE BANK
   ----                  --- --------------------------------------
   Robert E. Gipson....   50 Director
   Alan Grahm..........   74 Director
   A. Thomas Hickey....   56 Director and Secretary
   Joseph W. Kiley III.   41 Director, Executive Vice President and Chief Financial Officer
   Howard P. Ladd......   76 Chairman of the Board of Directors; President and Chief
                              Executive Officer of the Company
   Scott A. Montgomery.   55 Director of the Company and the Bank; Executive Vice
                              President and Chief Administrative Officer of the Company
                              and President and Chief Executive Officer of the Bank
   Robert E. Thomson...   55 Vice Chair of the Board of Directors
   Carol A. Ward.......   42 Executive Vice President and Administrator of Operations
                              of the Bank

  ROBERT E. GIPSON is Principal of the law firm of Gipson Hoffman & Pancione, A.P.C. and has served in that capacity for more than five years. He has also been President of Corporate Management Group, Inc., a financial management company, since 1988. Mr. Gipson was elected a director of the Company and the Bank by the Board of Directors in October of 1996. Mr. Gipson is a trustee of Meyers Sheppard Investment Trust.

  ALAN GRAHM has served as Chairman of the Board of Trade Zone Connection (formerly Associated Sales), an import company, for more than five years. He has also been the owner of Bonny Doon Vineyards since 1981. Mr. Grahm has been a director of the Company since 1983 and a director of the Bank since 1982.

  A. THOMAS HICKEY has been President and Chief Executive Officer of Tea Garden Products, Inc., a manufacturer and distributor of consumer products, from 1992 to 1995 and from June 1996 to the present. From November 1995 until June 1996 Mr. Hickey was a private investor. Mr. Hickey was also Vice Chairman of Continental Airlines from 1990 to 1992. Mr. Hickey has been a director of the Company and the Bank since 1991.

  JOSEPH W. KILEY III has served as Executive Vice President and Chief Financial Officer of the Company and the Bank since August 1996. Prior thereto, from July 1992 to August 1996, he was Executive Vice President and Chief Financial Officer of Hancock Savings Bank, FSB, in Los Angeles. From June 1990 to June 1992 Mr. Kiley served as Executive Vice President-- Operations and Chief Financial Officer of Compensation Resource Group, Inc., a benefits consulting company, in Pasadena, California. Mr. Kiley has been a director of the Company and the Bank since April 1996.

  HOWARD P. LADD serves as Chairman of the Board of Directors of the Company and the Bank. He has been a director of the Company since 1983 and of the Bank since 1982. He has also served as President and Chief Executive Officer of the Company since August 1995. Mr. Ladd was Chairman of the Board of Concord Technology Development ("Concord Technology"), an information systems company, from 1991 to 1995. Prior to forming Concord Technology (formerly Concord Media Systems) in 1991, Mr. Ladd was Chairman of Ladd Electronics since 1989.

  SCOTT A. MONTGOMERY has served as President and Chief Executive Officer of the Bank since November 1995 and as Executive Vice President and Chief Administrative Officer of the Company since June 1996. Prior thereto, from September 1990 to September 1994, he was President and Chief Operating Officer of Cupertino National Bank, Cupertino, California. From September 1994 until November 1995, Mr. Montgomery was a consultant for various banks. Mr. Montgomery has also been Vice Chairman of the Board of Tracy Federal Bank F.S.B., Tracy, California since March 1995. Mr. Montgomery has been a director of the Company and the Bank since 1995.

  ROBERT E. THOMSON is serving as of Counsel at Jekel & Howard since August 1996. Mr. Thomson was an Executive Consultant from November 1995 until August 1996. He has been an Executive Consultant to Sterling Forest Corporation ("Sterling"), a real estate development company, since August 1994, and served as Chairman of the Board and Chief Executive Officer of Sterling from January 1989 to August 1994. Mr. Thomson has served as a director of the Company since 1983 and of the Bank since 1982 and has served as Vice Chairman of the Company and the Bank since June 1991. He also served as Interim Chief Executive Officer of the Bank from June to October, 1991 and as Interim President and Chief Executive Officer of the Bank from August to November 1995.

  CAROL WARD has served as Executive Vice President and Administrator of Operations of the Bank since July 1996. Prior thereto, from January 1996 to July 1996, she served as a consultant to financial institutions. From November 1993 to January 1996, Ms. Ward served as Vice President and General Auditor, and as Executive Vice President and Chief Operating Officer of Ventura County National Bancorp in Oxnard, California. From March 1990 to November 1993 she was Vice President and Director of Risk Management and Senior Vice President and General Auditor at Community Bank in Pasadena, California.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's Articles of Incorporation, as amended, authorize the issuance of 10,000,000 shares of no par value Common Stock and 1,000,000 shares of preferred stock. As of the date of this Prospectus, there were 3,078,146 shares of the Common Stock and no shares of preferred stock issued and outstanding. At the Annual Meeting of the Company scheduled to occur on June 18, 1997, the shareholders of the Company are being asked to approve the Restatement to reduce the number of outstanding shares of Common Stock and to effectuate an 9.09 to 1 reverse stock split. The Restatement will also reflect the terms of the Preferred Stock to be issued in the Public Offering and the Private Offering and, if approved, will reflect the reduction in the number of outstanding shares of Common Stock. Consummation of the Public Offering and the Private Offering is conditioned upon approval of the Restatement by the shareholders of the Company.

COMMON STOCK

  Holders of Common Stock are entitled to cast one vote for each share held of record and to cumulate votes for the election of directors, subject to the preferential rights of any outstanding class of Preferred Stock, to receive such dividends as may be declared by the Board of Directors out of legally available funds and to share ratably in any distribution of the Company's assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up of the Company. Common shareholders do not have preemptive rights or other rights to subscribe for additional shares, and the Common Stock is not subject to conversion or redemption. The outstanding shares of Common Stock are, and the shares of Common Stock into which shares of Preferred Stock to be issued in the Public Offering and the Private Offering may be converted, will be, upon delivery and payment therefor in accordance with the terms of the Public Offering and the Private Offering, fully paid and nonassessable.

PREFERRED STOCK

  Under the Company's Articles of Incorporation, the Board of Directors of the Company has the authority to establish for the 1,000,000 authorized shares of preferred stock (i) voting rights, if any; (ii) the rate of dividend, the priority of payment thereof, and the right to cumulation thereof, if any;
(iii) redemption terms and conditions; and (iv) the right of conversion, if any. No shares of preferred stock are currently outstanding.

  The Preferred Stock, upon issuance in the Public Offering and the Private Offering against full payment of the purchase price therefor, will be fully paid and nonassessable, and will have the terms as described below. The rights of holders of shares of Preferred Stock will be subordinate to the rights of general creditors and there is no sinking fund with respect to the Preferred Stock nor any other obligation of the Company to redeem or retire the Preferred Stock. Unless redeemed by the Company or converted, the Preferred Stock will be perpetual. The Private Purchasers and Standby Purchasers have certain additional rights with respect to their shares of Preferred Stock. See "The Private Offering."

 Dividends

  The terms of the Preferred Stock provide that dividends may be paid commencing two years after the Date of Issuance. Holders of shares of Preferred Stock will be entitled to receive, if, when and as declared by the Board of Directors of the Company out of assets of the Company legally available for payment, non-cumulative cash dividends, payable quarterly on the day of January, April, July, and October in each year, with respect to the three months then ending, at the rate of 6.5% per share per annum, before any distribution by way of dividend or otherwise shall be declared or paid upon, or set apart for, the shares of Common Stock or any other class of shares of the Company ranking junior to the Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution or winding up of the Company ("Junior Stock"). Each such dividend will be payable to holders of record as they appear on the books of the Company on or about the fifteenth day of the month preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Company. The amount of dividends payable for each quarterly dividend period shall be computed by dividing by four the dividend due on the basis of the 6.5% annual rate. Dividends payable on the Preferred Stock for any period shorter than a full three months shall be computed on the basis of 30-day month and a 360-day year. Notwithstanding the foregoing, the Company may not pay dividends following such date unless the Bank is in full compliance with federal regulatory capital requirements, the Company and the Bank are permitted to pay dividends by their regulators and the Company meets the Retained Earnings Test. The ability of the Company to pay dividends on the Preferred Stock will depend on the Company's ability to obtain funds for such purpose from the Bank. The Company has no funds otherwise available for the payment of dividends. Both the Bank's ability to pay dividends to the Company and the Company's ability to pay dividends on the Preferred Stock are subject to significant regulatory restrictions. The Company cannot assess at this time its ability to pay dividends in the immediate future. See "Risk Factors-- Restrictions on Preferred Stock Dividends" and "The Company--Regulatory Agreements." Dividends on the Preferred Stock will not accumulate.

  No dividend (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, such class or series of stock ranking on parity with the Preferred Stock as to dividends) may be paid upon, or declared or set apart for, any class or series of stock ranking on a parity with the Preferred Stock as to dividends, for any dividend period, prior to two years after the Date of Issuance, and thereafter, unless there shall be or have been declared on the Preferred Stock dividends for the then current quarterly period coinciding with or ending before such quarterly period, ratably in proportion to the respective annual dividend rates fixed therefor. Except with respect to the foregoing, for a period of two years after the Date of Issuance and thereafter, whenever full quarterly dividends are in arrears for the Preferred Stock for a current dividend period, the Company may not declare or pay or set aside for payment dividends or make any other distributions (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of Junior Stock or Parity Stock (as defined below)) (i) on any Junior Stock or (ii) on any shares of stock ranking on a parity (whether as to dividends or upon liquidation, dissolution or winding up) with the Preferred Stock ("Parity Stock"). In addition, the Company may not redeem or purchase or otherwise acquire for consideration shares of any Junior Stock or Parity Stock unless in exchange for shares of Junior Stock or Parity Stock. Dividends on the Preferred Stock are not cumulative.

 Liquidation Rights

  The Preferred Stock will be entitled to, prior to any distribution to holders of the Company's other capital stock, $10.00 per share upon any liquidation, dissolution or winding up of the Company, plus an amount equal to any declared but unpaid dividends (the "Liquidation Amount"). In the event of either an involuntary or a voluntary liquidation or dissolution of the Company payment shall be made to the holders of shares of Preferred Stock in an amount equal to the Liquidation Amount before any payment shall be made or any assets distributed to the holders of the Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock with respect to payment upon dissolution or liquidation of the Company. If upon any liquidation or dissolution of the Company the assets available for distribution shall be insufficient to pay the holders of all outstanding shares of Preferred Stock and any other class or series of capital stock ranking on a parity with the Preferred Stock as to payments upon dissolution or liquidation of the Company the full amounts to which they respectively shall be entitled, then such assets or the proceeds thereof shall be distributed among such holders ratably in accordance with the respective amounts which would be payable on such shares if all amounts payable thereon were paid in full. After the payment of such amounts, the Preferred Stock will not be entitled to any further payment. The liquidation rights of the Preferred Stock will be subordinate to all indebtedness of the Company.

  At any time, in the event of the merger or consolidation of the Company into or with another company or the merger or consolidation of any other company into or with the Company or a plan of exchange between the Company and any other company (in which consolidation or merger or plan of exchange any shareholders of the Company receive distributions of cash or securities or other property) or the sale, transfer or other disposition of all or substantially all of the assets of the Company, then, such transaction shall be deemed, solely for purposes of determining the amounts to be received by the holders of the Preferred Stock in such merger, consolidation, plan of exchange, sale, transfer or other disposition, and for purposes of determining the priority of receipt of such amounts as between the holders of the Preferred Stock and the holders of other classes or series of capital stock, to be a liquidation or dissolution of the Company.

 Conversion

  Each share of the Preferred Stock will be immediately convertible at the option of the holder thereof at the initial rate of one share of Common Stock for each share of Preferred Stock based on an initial conversion price of $10.00 per share which shall be subject to adjustment for any stock dividend or stock split or other recapitalization involving the Common Stock or the consolidation or merger of the Company or the sale of all or substantially all of the Company's assets. No adjustment or allowance will be made for dividends on shares of Preferred Stock surrendered for conversion whether declared or otherwise. To exercise the conversion privilege with respect to any shares of Preferred Stock, the holder thereof shall surrender the certificate or certificates therefor to the transfer agent of the Company for the Preferred Stock, duly endorsed to the Company in blank for transfer, accompanied by written notice of election to convert such shares of Preferred Stock or a portion thereof executed on the form set forth on such certificates or on such other form as may be provided from time to time by the Company. As soon as practicable after the surrender of such certificates, the Company shall cause to be issued and delivered to or on the order of the holder of the certificates thus surrendered, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such shares. No fractional shares of Common Stock shall be issued upon conversion, but, instead of any fraction of a share which would otherwise be issuable, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the market price (as defined in the Restatement) per share of Common Stock as of the close of business on the day of conversion. Such conversion shall be deemed to have been effected on the date on which the certificates for such shares of Preferred Stock have been surrendered as provided above, and the person in whose name any certificate or certificates for shares of Common Stock are issuable upon such conversion shall be deemed to have become on such date the holder of record of the shares represented thereby.

  In the event the Company shall (i) declare a dividend upon the Common Stock payable in Common Stock (other than a dividend declared to effect a subdivision of the outstanding shares of Common Stock) or Convertible Securities, or in any rights or options to purchase Common Stock or Convertible Securities, or (ii) declare any other dividend or make any other distribution upon the Common Stock payable otherwise than out of earnings or earned surplus, then thereafter each holder of shares of Preferred Stock upon the conversion thereof will be entitled to receive the number of shares of Common Stock into which such shares of Preferred Stock have been converted, and, in addition and without payment therefor, each dividend described in clause (i) above and each dividend or distribution described in clause (ii) above which such holder would have received by way of dividends or distributions if continuously since such holder became the record holder of such shares of Preferred Stock such holder (i) had been the record holder of the number of shares of Common Stock then received, and (ii) had retained all dividends or distributions in stock or securities (including Common Stock or Convertible Securities, and any rights or options to purchase any Common Stock or Convertible Securities) payable in respect of such Common Stock or in respect to any stock or securities paid as dividends or distributions and originating directly or indirectly from such Common Stock. For the purposes of the foregoing, a dividend or distribution other than in cash shall be considered payable out of earnings or earned surplus only to the extent that such earnings or earned surplus are charged an amount equal to the fair value of such dividend or distribution as determined by the Board of Directors of the Company.

 Voting Rights

  The Preferred Stock will vote together with the Common Stock on all matters submitted to a vote of the holders of the Common Stock, with voting power equal to the number of shares of Common Stock into which the Preferred Stock is then convertible. In addition, the Preferred Stock will have the right to vote as a separate class with respect to (a) the authorization of any additional shares of Preferred Stock or the authorization or issuance of any class or series of the Company's capital stock which would rank senior to or on a parity with the Preferred Stock as to distribution of (i) assets upon the liquidation or dissolution, voluntary or involuntary, of the Company or
(ii) dividends, (b) any other action to amend, alter or repeal any provisions of the Restatement so as to adversely affect the rights, preferences and privileges of the Preferred Stock or the holders thereof or waive any of the rights granted to the holders of the Preferred Stock, (c) any action to amend, alter or repeal any of the provisions of the Restatement, or the bylaws, of the Company with respect to the election of directors by cumulative voting or
(d) the issuance of any authorized shares of Preferred Stock except in connection with the Public Offering and the Private Offering or the Warrant. Except as required by law, the Preferred Stock will not have special voting rights in the event of a default on the payment of dividends.

 Preemptive Rights

  Rights Holders and the Standby Purchasers who receive shares of Preferred Stock in the Public Offering shall not have any preemptive right to acquire any unissued shares of any stock of the Company, now or hereafter authorized, or any other securities of the Company, whether or not convertible into shares of stock of the Company or carrying a right to subscribe to or acquire any such shares of stock. Pursuant to the terms of the Private Offering, the Private Purchasers shall have a right of first refusal, under certain circumstances, to acquire additional shares of capital stock of the Company upon the same terms and conditions pursuant to which the Company may propose to offer shares of its capital stock for sale in the future. See "The Private Offering--Certain Covenants--Right of First Refusal."

 Redemption at Option of the Company

  The Preferred Stock will be redeemable by the Company, in whole or in part, at the option of the Company at any time after three years from the Date of Issuance (the "Beginning Redemption Date"), to the extent the Company has funds legally available therefor and upon approval of the Board of Governors of the Federal Reserve System, at a redemption price per share in cash equal to 105% of the original purchase price of $10.00 per share, plus declared but unpaid dividends. The applicable percentage of the original purchase price will decline by one percentage point every anniversary of the Beginning Redemption Date thereafter until five years after the Beginning Redemption Date, and thereafter the Preferred Stock may be redeemed at 100% of the original purchase price per share, plus declared but unpaid dividends. If less than all of the outstanding shares of Preferred Stock are to be redeemed, the Company will select the shares to be redeemed by lot, pro rata (as nearly may be), or in such other equitable manner as the Board of Directors of the Company may determine.

  In no event shall the Company redeem less than all the outstanding shares of the Preferred Stock, unless dividends for the then current dividend period (without accumulation of any accrued and unpaid dividends for prior dividend periods unless previously declared and without interest) to the date fixed for redemption shall have been declared and paid or set apart for payment on all outstanding shares of Preferred Stock; provided, however, that the foregoing shall not prevent, if otherwise permitted, the purchase or acquisition by the Company of shares of Preferred Stock pursuant to a tender or exchange offer made on the same terms to holders of all the outstanding shares of Preferred Stock and mailed to the holders of record of all such outstanding shares at such holders' addresses as the same appear on the books of the Company; and provided further that if some, but less than all, of the shares of Preferred Stock are to be purchased or otherwise acquired pursuant to such a tender or exchange offer and the number of such shares so tendered exceeds the number of shares so to be purchased or otherwise acquired by the Company, the shares of Preferred Stock so tendered shall be purchased or otherwise acquired by the Company on a pro rata basis (with adjustments to eliminate fractions) according to the number of such shares duly tendered by each holder so tendering shares of Preferred Stock for such purchase or exchange. If less than all of the outstanding shares of Preferred Stock are to be redeemed, the Company will select the shares to be redeemed by lot, pro rata (as nearly may be), or in such other equitable manner as the Board of Directors of the Company may determine.

  Notice of such redemption shall be given by first-class mail, postage paid, mailed not less than 15 nor more than 60 days prior to the Redemption Date, to each record holder of the shares to be redeemed, at such holder's address as the same appears on the books of the Company. Each such notice shall state:
(i) the date as of which the redemption shall occur; (ii) the total number of shares of Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the Redemption Price; (iv) that the shares of Preferred Stock called for redemption may be converted at any time prior to the date fixed for redemption; (v) the applicable conversion price or rate;
(vi) the place or places where certificates for such shares are to be surrendered for payment of the Redemption Price; and (vii) that dividends on the shares to be redeemed will cease to accrue on such Redemption Date.

  There is no sinking fund requirement for redemption of the Preferred Stock.

  U.S. Stock Transfer Corporation, Glendale, California is the transfer agent and registrar for the Common Stock.

REGISTRATION RIGHTS

  Landlord Rights. In connection with the Bank's execution of the Lease Restructuring Agreement, the Company issued to the Bank's landlord (the "Landlord") a warrant to purchase up to 9.9% of the value of the outstanding shares of Company capital stock (the "Warrant") and granted to the Landlord certain registration rights with respect to shares of capital stock subject to the Warrant (the "Warrant Shares"). Until the earlier of December 31, 1997 or the occurrence of a recapitalization which results in a change in the Company's ability to use its federal and state NOLs of approximately $22.3 million and $11.8 million, respectively (an "Ownership Change"), the holders of the Warrant Shares may require the Company to use its best efforts to effect one registration of the Warrant Shares under the Securities Act. The Company is required to pay the expenses of such registration. In the alternative, the Company may elect to purchase the number of Warrant Shares for which registration has been demanded. In addition, until such time as the Company shall have filed a "shelf" registration statement with respect to the Warrant Shares (as described below), the holder of the Warrant Shares is entitled to an unlimited number of demands for registration provided that it shall pay the registration expenses.

  After the earlier of an Ownership Change or January 1, 1998, the holder of the Warrant Shares is entitled to request that the Company use its best efforts to file a registration statement within ninety (90) days pursuant to Rule 415 under the Securities Act (a "Shelf Registration Statement") and to keep such registration statement continuously effective until all the Warrant Shares included therein have been sold.

  In the event that the Company proposes to register any of its securities under the Securities Act prior to the time the Company shall have filed the Shelf Registration Statement, the holder of the Warrant Shares is entitled to include the Warrant Shares in such registration, subject to certain limitations.

  Class Action Plaintiff Rights. In connection with the Class Action, the Company issued 169,800 warrants (the "Class Action Warrants") to the plaintiffs to purchase shares of Common Stock of the Company. The exercise price of the Class Action Warrant is $3.55 ($32.27 giving effect to the Reverse Stock Split). The Company must file a registration statement under the Securities Act before such holders may exercise such Class Action Warrants.

REGISTRATION RIGHTS OF THE CONRAD COMPANY AND WILDWOOD ENTERPRISES

  Pursuant to the terms of the Registration Rights Agreement between the Conrad Company and the Company, the Conrad Company is entitled to two requests that the Company register, and the Company is obligated to file registration statements under the Securities Act covering, shares of Common Stock owned by Conrad Company at the time of the request (the "Registrable Securities"). Conrad Company also has the right to request that the Company include the Registrable Securities in any registration statement proposed to be filed by the Company for its own account and/or upon the request or for the account of any securityholder, subject to certain limitations with respect to the number of Registrable Securities that may be included. Pursuant to a Registration Rights Agreement between Wildwood Enterprises and the Company, Wildwood Enterprises has the right to request that the Company include the securities of the Company held by Wildwood Enterprises in any registration statement proposed to be filed by the Company upon the request or for the account of any securityholder, subject to certain limitations with respect to the number of securities that may be included. The Company does not believe that costs incurred in connection with such registration will be material.

                                 LEGAL MATTERS

  The validity of the securities offered hereby will be passed upon for the Company by Manatt, Phelps & Phillips, LLP, Los Angeles, California. Muldoon, Murphy & Faucette, Washington, D.C. is acting as counsel for Sandler O'Neill in connection with certain legal matters related to the securities offered hereby.

                                    EXPERTS

  The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K as of December 31, 1996 and for each of the three years in the period ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's ability to continue as a going concern), which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    INDEX TO

                       CONSOLIDATED FINANCIAL STATEMENTS
                          NATIONAL MERCANTILE BANCORP

                                    CONTENTS

                                                                            PAGE
                                                                            ----
Report of Independent Auditors............................................  F-1
Consolidated Balance Sheets as of December 31, 1996 and December 31, 1995.  F-2
Consolidated Statements of Operations for the years ended December 31,
 1996, December 31, 1995 and December 31, 1994............................  F-3
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 1996, December 31, 1995 and December 31, 1994.........  F-4
Consolidated Statements of Cash Flows for the years ended December 31,
 1996, December 31, 1995 and December 31, 1994............................  F-5
Notes to Consolidated Financial Statements................................  F-6

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
National Mercantile Bancorp
Los Angeles, California

  We have audited the accompanying consolidated balance sheets of National Mercantile Bancorp and subsidiary (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Mercantile Bancorp and subsidiary as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

  The accompanying 1996 consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 2 to the consolidated financial statements, the Company and its wholly owned subsidiary, Mercantile National Bank (the "Bank"), are operating under regulatory agreements with the Federal Reserve Bank of San Francisco and the Office of the Comptroller of the Currency ("OCC"), respectively, that require them to meet prescribed requirements. At December 31, 1996, the Bank did not meet the leverage and tier-one risk-based capital requirements under the regulatory agreements. If the Company or the Bank are unable to comply with the terms of the agreements, they may be subject to further regulatory enforcement actions. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LOGO
OF DELOITTE & TOUCHE LLP
Los Angeles, California

March 7, 1997

                   NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1995

                                                              1996      1995
                                                            --------  --------
                                                               (DOLLARS IN
                                                               THOUSANDS)
ASSETS
Cash and due from banks-demand............................. $  5,113  $  9,272
Federal funds sold and securities purchased under
 agreements to resell......................................   23,000    21,000
                                                            --------  --------
 Cash and cash equivalents.................................   28,113    30,272
Securities available-for-sale, at fair value; aggregate
 amortized cost of $4,078 and $20,256 at December 31, 1996
 and 1995, respectively....................................    4,002    20,102
Securities held-to-maturity, at amortized cost; aggregate
 market value of $14,355 at December 31, 1996..............   14,395       --
Federal Reserve Bank stock.................................      233       315
Loans receivable...........................................   62,547    82,012
 Allowance for credit losses...............................   (2,969)   (3,805)
                                                            --------  --------
  Net loans receivable.....................................   59,578    78,207
Premises and equipment, net................................      943     1,126
Other real estate owned....................................      556       581
Accrued interest receivable and other assets...............    1,596     1,389
                                                            --------  --------
    Total Assets........................................... $109,416  $131,992
                                                            ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing demand............................... $ 34,752  $ 44,579
  Interest-bearing demand..................................    7,292     7,737
  Money market accounts....................................   15,512    18,901
  Savings..................................................    5,650     1,927
  Time certificates of deposit:
    $100,000 and over......................................    9,214     8,551
    Under $100,000.........................................   31,434    38,548
                                                            --------  --------
    Total deposits.........................................  103,854   120,243
Securities sold under agreements to repurchase.............      --      4,497
Accrued interest payable and other liabilities.............      717     1,241
                                                            --------  --------
    Total liabilities......................................  104,571   125,981
                                                            --------  --------
Shareholders' equity:
  Preferred stock, no par value; authorized 1,000,000
   shares..................................................      --        --
  Common stock, no par value; authorized 10,000,000
   shares; issued and outstanding 3,078,146 at December 31,
   1996 and 1995...........................................   24,614    24,614
  Accumulated deficit......................................  (19,693)  (18,449)
  Net unrealized loss on securities available-for-sale.....      (76)     (154)
                                                            --------  --------
    Total shareholders' equity.............................    4,845     6,011
                                                            --------  --------
    Total Liabilities and Shareholders' Equity............. $109,416  $131,992
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

                   NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                       1996     1995     1994
                                                      -------  -------  -------
                                                      (DOLLARS IN THOUSANDS,
                                                      EXCEPT PER SHARE DATA)
Interest income:
  Loans, including fees.............................  $ 6,743  $ 9,299  $16,149
  Securities held-to-maturity.......................       62      --       610
  Securities available-for-sale.....................      928    1,395    3,675
  Trading securities................................      --       --       130
  Federal funds sold and securities purchased under
   agreements to resell.............................    1,024      933      333
  Interest-bearing deposits with other financial
   institutions.....................................      --         7        3
                                                      -------  -------  -------
   Total interest income............................    8,757   11,634   20,900
Interest expense:
  Interest-bearing demand...........................       76      137      144
  Money market and savings..........................      634    1,002    1,274
  Time certificates of deposit:
  $100,000 and over.................................      419      542      471
  Under $100,000....................................    1,925    2,188    3,309
                                                      -------  -------  -------
   Total interest expense on deposits...............    3,054    3,869    5,198
  Federal funds purchased and securities sold under
   agreements to repurchase.........................       25      110      328
                                                      -------  -------  -------
   Total interest expense...........................    3,079    3,979    5,526
                                                      -------  -------  -------
   Net interest income..............................    5,678    7,655   15,374
Provision for credit losses.........................      --     2,307    7,330
                                                      -------  -------  -------
  Net interest income after provision for credit
   losses...........................................    5,678    5,348    8,044
Other operating income (losses):
  Net loss on sale of trading securities............      --       --      (112)
  Net loss on sale of securities available-for-sale.       (3)  (1,233)  (1,327)
  Loss on termination of interest-rate swap.........      --    (1,294)     --
  International services............................      124      224      435
  Investment services...............................       73      254      283
  Deposit-related and other customer services.......      308      737      696
  Other income-shareholders' insurance claims.......      --       730      --
  Loss on other real estate owned...................      --      (733)    (894)
  Loss on sale of other assets......................      --       --    (1,087)
  Lower-of-cost-or-market adjustment on loans held
   for sale.........................................      --       --      (851)
                                                      -------  -------  -------
   Total other operating income (losses)............      502   (1,315)  (2,857)
Other operating expenses:
  Salaries and related benefits.....................    2,718    3,878    5,088
  Severance costs...................................      --       141      333
  Net occupancy.....................................      793    1,468    1,832
  Furniture and equipment...........................      298      385      539
  Printing and communications.......................      211      270      420
  Insurance and regulatory assessments..............      629      971    1,203
  Customer services.................................      607      853      837
  Computer data processing..........................      359      413      495
  Legal Settlement..................................    1,000      --       --
  Legal services....................................      503      749      768
  Other professional services.......................      640    1,546    1,406
  Other real estate owned expenses..................       39       41       87
  Promotion and other expenses......................      206      518      706
                                                      -------  -------  -------
   Total other operating expenses...................    8,003   11,233   13,714
                                                      -------  -------  -------
  Net loss before income tax benefit................   (1,823)  (7,200)  (8,527)
Income tax benefit..................................     (579)     --       --
                                                      -------  -------  -------
  Net loss..........................................  $(1,244) $(7,200) $(8,527)
                                                      =======  =======  =======
  Net loss per share................................  $ (0.40) $ (2.34) $ (2.79)
                                                      =======  =======  =======

          See accompanying notes to consolidated financial statements.

                   NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                      NET
                                                                   UNREALIZED
                                                                  GAIN (LOSS)
                                     COMMON STOCK                ON SECURITIES
                         PREFERRED ----------------- ACCUMULATED  AVAILABLE-
                           STOCK    SHARES   AMOUNT    DEFICIT     FOR-SALE     TOTAL
                         --------- --------- ------- ----------- ------------- -------
                                            (DOLLARS IN THOUSANDS)
Balance at January 1,
 1994...................    --     3,044,446 $24,525  $ (2,722)     $   396    $22,199
 Stock options
  exercised.............              33,700      89                                89
 Net unrealized loss on
  securities available-
  for-sale..............                                             (3,453)    (3,453)
 Net income.............                                (8,527)                 (8,527)
                            ---    --------- -------  --------      -------    -------
Balance at December 31,
1994....................    --     3,078,146  24,614   (11,249)      (3,057)    10,308
 Decrease in net
  unrealized loss on
  securities available-
  for-sale..............                                              2,903      2,903
 Net loss...............                                (7,200)                 (7,200)
                            ---    --------- -------  --------      -------    -------
Balance at December 31,
1995....................    --     3,078,146  24,614   (18,449)        (154)     6,011
 Decrease in net
  unrealized loss on
  securities available-
  for-sale..............                                                 78         78
 Net loss...............                                (1,244)                 (1,244)
                            ---    --------- -------  --------      -------    -------
Balance at December 31,
1996....................    --     3,078,146 $24,614  $(19,693)     $   (76)   $ 4,845
                            ===    ========= =======  ========      =======    =======


          See accompanying notes to consolidated financial statements.

                   NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                   1996      1995      1994
                                                 --------  --------  ---------
                                                   (DOLLARS IN THOUSANDS)
Net cash flows from operating activities:
  Net loss...................................... $ (1,244) $ (7,200) $  (8,527)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
  Accretion of sublease loss....................      --       (458)      (386)
  Depreciation and amortization.................      194       365        468
  Gain on sale of fixed assets..................       (1)      --         --
  Provision for credit losses...................      --      2,307      7,330
  Provision for OREO............................      --        733        411
  Lower of cost or market adjustment on loans
   held-for-sale................................      --        --         851
  Net loss on sale of securities available-for-
   sale.........................................        3     1,233      1,327
  Net amortization of premiums on securities
   held-to-maturity.............................      --        --          19
  Net amortization of premiums on securities
   held-for-sale................................       57        57        177
  Net accretion of discounts on loans purchased.       (9)     (163)    (4,196)
  Accretion of deferred gains, net of
   amortization of premiums on interest-rate
   hedging contracts terminated.................      --        --        (588)
  Loss on sale of other assets..................      --        --       1,087
  Net loss on sale of OREO......................      --        --         483
  Net decrease in trading securities............      --        --       9,992
  (Increase) decrease in accrued interest
   receivable and other assets..................     (201)      723        906
  Decrease in accrued interest payable and other
   liabilities..................................     (524)     (287)      (409)
                                                 --------  --------  ---------
    Net cash provided by (used in) operating
     activities.................................   (1,725)   (2,690)     8,945
Cash flows from investing activities:
  Net decrease (increase) in interest-bearing
   deposits with other financial institutions...      --        195        (96)
  Purchase of securities held-to-maturity.......  (14,395)      --     (11,964)
  Proceeds from repayments and maturities of
   securities held-to-maturity..................       --       --       8,000
  Purchase of securities available-for-sale.....   (1,000)   (8,013)  (151,752)
  Proceeds from sales of securities available-
   for-sale.....................................   10,632    46,862    154,040
  Proceeds from repayments and maturities of
   securities available-for-sale................    6,568     4,276      8,326
  Proceeds from sale of loans...................      --      6,599        --
  Net decrease in loans.........................   18,638    31,870     30,533
  Purchase of OREO..............................      (43)
  Proceeds from sale of OREO....................       62       215      4,637
  Proceeds from sale of other assets............      --        --         372
  Net purchases of premises and equipment.......      (10)     (105)      (320)
                                                 --------  --------  ---------
    Net cash provided by investing activities...   20,452    81,899     41,776
Cash flows from financing activities:
  Net decrease in demand deposits, money market
   and savings accounts.........................   (9,938)  (58,649)   (40,690)
  Net decrease in time certificates of deposit..   (6,451)  (28,923)   (20,341)
  Net decrease in funds payable on purchase of
   securities not yet settled...................      --        --        (973)
  Net (decrease) increase in securities sold
   under agreements to repurchase and federal
   funds purchased..............................   (4,497)   (8,075)     4,549
  Net proceeds from exercise of stock options...      --        --          89
                                                 --------  --------  ---------
    Net cash used in financing activities.......  (20,886)  (95,647)   (57,366)
                                                 --------  --------  ---------
Net decrease in cash and cash equivalents.......   (2,159)  (16,438)    (6,645)
Cash and cash equivalents, January 1............   30,272    46,710     53,355
                                                 --------  --------  ---------
Cash and cash equivalents, December 31.......... $ 28,113  $ 30,272  $  46,710
                                                 ========  ========  =========

          See accompanying notes to consolidated financial statements.

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1996, 1995 AND 1994

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business and Basis of Presentation

  The consolidated financial statements include the accounts of National Mercantile Bancorp (the "Company") and its wholly owned subsidiary, Mercantile National Bank (the "Bank"). All significant intercompany transactions and balances have been eliminated. The Bank is the Company's only subsidiary. The Bank operates as a commercial bank in the Los Angeles area. The accounting and reporting policies of the Company and the Bank conform with generally accepted accounting principles and general practice within the banking industry.

 Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks-demand, federal funds sold and securities purchased under agreements to resell. Cash flows from interest-rate swap agreements and collar and floor contracts that are accounted for as hedges of loans and investments available-for-sale are reflected in cash flows from operating activities, rather than cash flows from investing activities.

 Investments in Debt Securities

  Investments in debt securities are classified into three categories based on the Company's intent at acquisition date. The categories are: (1) held-to-maturity, (2) available-for-sale, and (3) trading securities.

  Debt securities available-for-sale are carried at estimated fair value. Unrealized holding gains and losses are excluded from earnings and reported in a separate component of shareholders' equity until realized. Because the Bank has net operating loss carryforwards, no tax benefit has been recorded from the unrealized loss.

  Gains or losses on sales of securities are determined using the specific identification method. Securities transferred from one category to another are transferred at estimated fair value.

 Loans

  Loans are reported at the principal amounts outstanding, net of (i) deferred net loan origination fees, (ii) purchased discounts, (iii) deferred net gains on sales or terminations of interest-rate swap agreements and collar contracts accounted for as hedges of loans, and (iv) the allowance for credit losses.

  Nonaccrual loans are those for which management has discontinued accrual of interest because (i) there exists reasonable doubt as to the full and timely collection of either principal or interest, or (ii) such loans have become contractually past due ninety days with respect to principal or interest. Interest accruals may be continued for loans that have become contractually past due ninety days when such loans are well secured and in the process of collection and, accordingly, management has determined such loans to be fully collectible as to both principal and interest.

  For this purpose, loans are considered well secured if they are collateralized by property having a realizable value in excess of the amount of principal and accrued interest outstanding or are guaranteed by a financially capable party. Loans are considered to be in the process of collection if collection of the loan is proceeding in due course either through legal action or through other collection efforts which management reasonably expects to result in repayment of the loan or its restoration to a current status in the near future.

  When a loan is placed on nonaccrual status, all interest previously accrued but uncollected is reversed against current period operating results. Income on such loans is then recognized only to the extent that cash is received and where the ultimate collection of the carrying amount of the loan is probable, after giving

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

consideration to borrowers' current financial condition, historical repayment performance and other factors. Accrual of interest is resumed only when (i) principal and interest are brought fully current and (ii) such loans are either considered, in management's judgment, to be fully collectible or otherwise become well secured and in the process of collection.

  Troubled debt restructured loans are those for which the Company has, for reasons related to borrowers' financial difficulties, granted concessions to borrowers (including reductions of either interest or principal) that it would not otherwise consider, whether or not such loans are secured or guaranteed by others. Troubled debt restructurings occurring after January 1, 1995 are included in impaired loans and accounted for as described below.

 Loan Origination and Credit-Related Fees

  Nonrefundable fees and direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. Deferred net fees and costs are recognized in interest income over the loan term using a method which generally produces a level yield on the net investment in the loan.

  Nonrefundable fees associated with the issuance of loan commitments are deferred and recognized over the life of the loan as an adjustment of yield. Fees for commitments which expire unexercised are recognized in other operating income upon the expiration of the commitment. Fees received for standby letters of credit written are recognized as other operating income over the term of the related commitment.

 Allowance for Credit Losses

  The Company's allowance for credit losses is maintained at a level considered by management to be adequate to absorb estimated losses inherent in the existing portfolio, including commitments under commercial and standby letters of credit. The allowance for credit losses is increased by the provision for credit losses charged against operating results and decreased by the amount of net loan charge-offs. Impaired loans, characterized as loans where it is probable that the Bank will be unable to collect the principal and interest amounts due according to their contractual terms, are determined by a periodic evaluation on an individual loan basis. Losses for secured loans that are individually evaluated are measured at the fair value of the collateral. Credit losses are fully or partially charged against the allowance for credit losses when, in management's judgment, the full collectibility of a loan's principal is in doubt.

  In evaluating the adequacy of the allowance for credit losses, management estimates the amount of the potential risk of loss for each loan that has been identified as having below-standard credit risk. Those estimates give consideration to economic conditions and their effects on the borrower's industry; borrower's financial data and management capabilities; and current valuations of collateral where appropriate. An allowance for loan loss is further allocated for all loans not so identified based upon the risk characteristics of particular categories of loans and historical loss experience in the portfolio, adjusted, as appropriate, for the estimated effects of current economic conditions. Additional allowances are allocated on the basis of credit risk concentrations in the portfolio and commitments and contingent obligations under off-balance sheet commercial and standby letters of credit.

 Other Real Estate Owned

  Other Real Estate Owned ("OREO") includes real property acquired in full or partial satisfaction of loans through foreclosure, including direct foreclosure or deed in lieu of foreclosure.

  Foreclosed property is recognized at the property's estimated fair value at the date of foreclosure, with any excess of the net investment in the loan over the property's fair value charged against the allowance for credit losses.

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

  OREO is classified as held for sale and carried at the lower of estimated fair value or cost. Subsequent write-downs of OREO resulting from declining fair values are recorded in the periods in which they become known. Costs of holding OREO are reflected in other operating expense as incurred.

 Premises and Equipment, Net

  Premises and equipment are presented at cost less accumulated amortization and depreciation. Depreciation of furniture, fixtures and equipment is determined using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the term of the related leases or the service lives of the improvements, whichever is shorter.

 Income Taxes

  The Company and the Bank file consolidated federal and combined state income tax returns on a calendar year basis.

  Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, as well as for operating losses and tax credit carryforwards using enacted tax laws and rates. Deferred tax expense represents the net change in deferred tax asset or liability balance during the year. This amount, together with income taxes currently payable or refundable in the current year, represents the total tax expense or benefit for the year.

 Loss per Share

  Loss per share is computed using the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the years ended December 31, 1996, 1995 and 1994 was 3,078,146, 3,078,146, and 3,055,584, respectively. Loss per share computations exclude common share equivalents, since the effect would be to reduce the loss per share amount.

 Interest-Rate Swap Agreements and Hedging Contracts

  During 1994 and 1995, the Company entered into interest-rate swap agreements as a means of moderating the impact of changes in the prime interest rate on income from loans and investment securities. The differential to be received
(paid) in interest-rate swap agreements is recognized in interest income from loans or investments over the life of the related agreements. Upon termination of a swap agreement, the Company recognizes the remaining interest differential to be received (paid) and unrealized gain or loss to income or expense in the period the swap is terminated.

  The Company does not use interest-rate swaps for trading purposes. Interest-rate swap agreements used to hedge the available-for-sale investment securities are carried at fair value and the unrealized gain or loss is included with the unrealized gain or loss on its investment securities available-for-sale as a separate component of equity. Interest-rate swaps used to hedge the loan portfolio are carried off balance sheet.

  The Company did not enter into any interest-rate swap or other derivative agreements during 1996. There were no such agreements outstanding as of December 31, 1996 and 1995.

Fair Value of Financial Instruments

  Estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates of fair value in the financial statements are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

 Recent Accounting Pronouncements

  On January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, or disposed of, be reviewed for impairment based on the fair value of the asset. Furthermore, this statement requires that certain long-lived assets and identifiable intangibles to be disposed of, be reported at the lower of carrying amount or fair value less cost to sell. The Company has determined that the impact of this Statement on its operations and financial position is not material for the year ended December 31, 1996.

  SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incur liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock awards, and stock appreciation rights. This statement also applies to transactions in which any entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for, or at least disclosed in the case of stock options, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The accounting requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. The statement permits a company to choose either a new fair value-based method or the current APB Opinion 25 intrinsic value-based method of accounting for its stock-based compensation arrangements. The statement requires pro forma disclosures of net earnings and earnings per share computed as if the fair value-based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under APB Opinion 25. The Company has chosen not to adopt the fair value provisions of SFAS No. 123 and will continue accounting for stock compensation awards at the intrinsic value at the grant date. See Note 12 for the disclosure requirements of SFAS No 123.

  In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, and is applied prospectively to financial statements for fiscal years beginning after December 31, 1996. In 1996, the FASB also issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which defers for one year the effective date of certain provisions within SFAS No. 125. The Company does not believe the impact on its operations and financial position will be material upon adoption of SFAS No. 125 or SFAS No. 127.

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain items in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

NOTE 2--REGULATORY MATTERS

 Going Concern

  The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company incurred net losses of $1.2 million, $7.2 million and $8.5 million during the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, the Bank was not in compliance with the minimum capital requirements prescribed by the formal agreement that the Bank entered into with the Office of the Comptroller of the Currency (OCC) in December 1995. The formal agreement and regulatory capital requirements are described below. If the Bank is unable to meet the minimum capital requirements of the formal agreement, one or more regulatory sanctions may result, such as a cease and desist order, the imposition of civil money penalties against the Bank and its directors and executive officers or the removal of one or more directors or executive officers.

  These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include the adjustments, if any, that might have been required had the outcome of the uncertainty been known, or any adjustments relating to the recoverability of recorded asset amounts or the amount of liabilities that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on the Bank's ability to comply with the terms of the formal agreement (the most significant of which is the raising of capital), maintain sufficient liquidity, and ultimately, return to profitable operations. Management has taken steps to raise additional capital to comply with the formal agreement as described in
Note 19--Subsequent Event.

 Management's Plans

  Although the Bank incurred significant losses which have reduced capital, management's primary focus is to return the Bank to profitability. Management's plans for 1997 are to continue to improve the quality of assets, continue to reduce operating expenses, and increase revenues through increased volume of fee-based services and increased loans. Management's attainment of these objectives is dependent on the economic developments in its principal market area. An improvement in the southern California economy will negate the impact the recession has had on the Bank's borrowers and stimulate growth. Conversely, further declines in the southern California economy could continue to negatively impact the Company's ability to attain those planned objectives. In addition, the Company has neither adequate cash flow nor the financial flexibility to enable it to act as a source of financial strength to the Bank. Management has taken steps to raise additional capital to comply with the 1995 Formal Agreement as described in Note 19--Subsequent Event.

 Regulatory Agreements

  The Bank's principal regulator is the OCC. At periodic intervals, the OCC examines and evaluates the financial condition, operations, and policies and procedures of nationally chartered banks, such as the Bank, as part of its legally prescribed oversight responsibilities. Based on its examinations, the OCC can direct a national bank to adjust its financial statements in accordance with the examination's findings. In view of the increasingly uncertain regulatory environment in which banks now operate, the extent, if any, to which future OCC examinations may ultimately result in adjustments to the financial statements cannot presently be determined.

  The OCC conducted examinations of the Bank in late 1990 and early 1991 which identified deficiencies in the Bank's loan underwriting and administration policies and procedures. Information derived from these examinations resulted in significant increases in loans identified as nonperforming in 1991 and concurrent increases in the 1991 provisions for credit losses, charge-offs of nonperforming loans and the allowance for credit losses. These developments caused the OCC to determine that the Bank required special supervisory attention. In order to implement this determination, the OCC and the Bank entered into a formal regulatory agreement on July 26, 1991 ("1991 Formal Agreement").

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

  The OCC and the Bank have entered into a Formal Agreement dated December 14, 1995 ("1995 Formal Agreement"), which supersedes and replaces in its entirety the 1991 Formal Agreement. The 1995 Formal Agreement provides that the Bank must (a) achieve and maintain (i) a capital leverage ratio equal to at least 6.5% and (ii) a Tier 1 capital to risk weighted assets ratio equal to at least 10.0%; (b) provide quarterly progress reports to the OCC; (c) employ a Chief Financial Officer after approval by the OCC; (d) not pay directors fees; (e) review all management fees, consulting contracts and severance plans; (f) analyze new products and services; (g) maintain sufficient liquidity; (h) develop a three-year capital plan; (i) develop a strategic plan; and
(j) implement a written loan administration program. During 1996, the Bank submitted to the OCC a three-year capital plan, a strategic plan and a loan administration program.

  The Bank's capital leverage ratio at December 31, 1996 was 4.67%, and the Bank's Tier 1 capital to risk weighted assets ratio was 6.95%, both of which were not in compliance with the 1995 Formal Agreement. Although the Bank did not meet the minimum 6.5% and 10%, respectively, required for these ratios by the 1995 Formal Agreement, management believed at December 31, 1996, it was in compliance with a substantial portion of the 1995 Formal Agreement and was making significant progress toward achieving full compliance with the remaining requirements.

  As required under and to comply with the reporting provisions of the 1995 Formal Agreement, the Bank reports quarterly on the status of its progress to the OCC. The Bank has developed a detailed tracking system for determining and reporting compliance with the 1995 Formal Agreement.

  The Company entered into a Memorandum of Understanding ("1995 MOU") on October 26, 1995 with the Federal Reserve Bank of San Francisco ("FRB"). This MOU replaces the Memorandum of Understanding entered into by the Company and the FRB in 1991 (the "1991 MOU"). The 1995 MOU prohibits the Company from paying dividends without prior approval of the FRB, requires the submission of a plan to increase the Bank's capital ratios to comply with the 1995 Formal Agreement, requires the Company to conduct a review of the senior and executive management of the Company and the Bank, prohibits the incurrence or renewal of debt without the FRB's approval, restricts cash expenditures in excess of $10,000 in any month, and prohibits the Company from making acquisitions or divestitures or engaging in new lines of business without the FRB's approval.

  The 1995 Formal Agreement will impair the ability of the Bank to declare and pay dividends to the Company since the Bank currently needs to retain any earnings to augment its capital. As dividends from the Bank are the principal source of income to the Company, and because the payment of dividends by the Company is subject to prior approval of the FRB, it is unlikely that the Company will declare and pay dividends in the foreseeable future.

  Absent sales of equity securities or subordinated debt by the Company, capital will increase only through the retention of earnings.

 Regulatory Capital Requirements

  The Federal Reserve Board and the OCC have issued guidelines (the "guidelines") regarding risk-based capital requirements. The guidelines provide detailed definitions of regulatory capital and assign different weights to various assets and credit equivalent amounts of off-balance sheet financial instruments, depending upon the perceived degree of credit risk to which they expose such entities. Each banking organization is required to maintain a specified minimum ratio of capital to the total of such risk-adjusted assets and off-balance sheet financial instruments.

  The Company and the Bank are subject to various capital requirements administered by the federal banking regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgment by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios which have impacted by the 1995 Formal Agreement (set forth in the table below) of total and Tier 1 capital (primarily common stock and retained earnings less goodwill) to risk-weighted assets, and of Tier 1 capital to average assets.

  At December 31, 1996, the most recent notification from the OCC categorized the Bank as adequately capitalized under regulatory framework for prompt corrective action. Under this framework, the Bank's capital levels do not allow the acceptance of brokered deposits without prior approval. At December 31, 1996, brokered deposits were 0.38% of total deposits. Management expects that this limitation will not have a significant impact. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification which management believes have changed the Bank's category except as discussed below regarding the 1995 Formal Agreement.

  On December 14, 1995, the Bank entered into the 1995 Formal Agreement with the OCC, pursuant to which the Bank is required to achieve and maintain, (i) a capital leverage ratio equal to at least 6.5% and (ii) a Tier 1 capital to risk weighted assets ratio equal to at least 10.0%. The Bank's capital leverage and Tier 1 capital to risk weighted assets ratios at December 31, 1996, were 4.67% and 6.95%, respectively. At December 31, 1996, the Bank was not in compliance with maintaining a capital leverage ratio of 6.5% or a Tier 1 capital to risk weighted assets ratio of 10% pursuant to the 1995 Formal Agreement.

  The actual capital ratios of the Company and the Bank at December 31:

                                                                      TO BE
                                                                   CATEGORIZED
                                                                        AS
                                                                    ADEQUATELY
                                                                   CAPITALIZED
                                                                   UNDER PROMPT
                                                   FOR CAPITAL      CORRECTIVE
                                     ACTUAL     ADEQUACY PURPOSES     ACTION
                                  ------------  ------------------ ------------
                                  AMOUNT RATIO   AMOUNT    RATIO   AMOUNT RATIO
                                  ------ -----  --------- -------- ------ -----
                                             (DOLLARS IN THOUSANDS)
As of December 31, 1996:
Total Capital to Risk Weighted
 Assets
  Company.......................  $5,831 8.25%  $   5,657 > 8.0%       N/A
  Bank..........................  $5,820 8.24%  $   5,657 > 8.0%   $5,657 >8.0%
Tier 1 Capital to Risk Weighted
 Assets
  Company.......................  $4,921 6.96%  $   2,828 > 4.0%       N/A
  Bank..........................  $4,911 6.95%  $   7,071 >10.0%   $2,828 >4.0%
Tier 1 Capital to Average Assets
  Company.......................  $4,921 4.68%  $   4,210 > 4.0%       N/A
  Bank..........................  $4,911 4.67%  $   6,841 > 6.5%   $4,210 >4.0%
As of December 31, 1995:
Total Capital to Risk Weighted
 Assets
  Company.......................  $7,306 8.25%  $   7,085 > 8.0%       N/A
  Bank..........................  $7,297 8.24%  $   7,085 > 8.0%   $7,085 >8.0%
Tier 1 Capital to Risk Weighted
 Assets
  Company.......................  $6,166 6.96%  $   3,542 > 4.0%       N/A
  Bank..........................  $6,157 6.95%  $   8,856 >10.0%   $3,542 >4.0%
Tier 1 Capital to Average Assets
  Company.......................  $6,166 4.68%  $   5,271 > 4.0%       N/A
  Bank..........................  $6,157 4.67%  $   8,565 > 6.5%   $5,271 >4.0%

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

NOTE 3--AVERAGE FEDERAL RESERVE REQUIREMENTS

  All depository institutions which are member banks are required to maintain reserves on deposits representing transaction accounts in the form of balances with the Federal Reserve Bank. The average reserve requirements for the Bank were $657,000 and $1,462,000 for the years ended December 31, 1996 and 1995, respectively. Neither the Company nor the Bank is required to maintain compensating balances to assure credit availability under existing borrowing arrangements.

NOTE 4--SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

  The Company enters into purchases of securities under agreements to resell ("reverse repurchase agreements") with primary dealers, as designated by the Federal Reserve Bank of New York, only. Amounts advanced under these agreements represent short-term invested cash included in cash and cash equivalents in the balance sheet. Securities subject to reverse repurchase agreements are held in the name of the Company by the dealers who arrange the transactions.

  Overnight reverse repurchase agreements contain no provisions to ensure that the fair value of the underlying securities remains sufficient to prevent loss to the Company in the event of default by the counterparty. With respect to agreements having terms in excess of one day, in the event that the fair value of securities decreases below the carrying amount of the related reverse repurchase agreements, the counterparties are required to designate an equivalent amount of additional securities in the name of the Company.

  Reverse repurchase agreements relating to mortgage-backed securities and U.S. Treasury and government agency securities represent agreements to resell the same securities.

  There were no reverse repurchase agreements outstanding during 1996 and 1995.

NOTE 5--INVESTMENTS IN DEBT SECURITIES

  The following is a summary of gains and losses on securities available-for-sale and interest income on securities held-to-maturity and available for sale:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                        ----------------------
                                                        1996   1995     1994
                                                        ----  -------  -------
                                                            (DOLLARS IN
                                                             THOUSANDS)
Gains and Losses:
  Securities available-for-sale:
    Gross realized gains............................... $ 17  $    67  $    25
    Gross realized losses..............................  (20)  (1,300)  (1,352)
                                                        ----  -------  -------
  Net realized losses.................................. $ (3) $(1,233) $(1,327)
                                                        ====  =======  =======
Interest Income:
  Securities held-to-maturity:
    Tax-exempt.........................................  --       --       --
    Taxable............................................   62      --       610
                                                        ----  -------  -------
  Securities available-for-sale:
    Tax-exempt.........................................  --        12       50
    Taxable............................................  928    1,383    3,625
                                                        ----  -------  -------
                                                        $928  $ 1,395  $ 3,675
                                                        ====  =======  =======

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

  At December 31, 1996, a portion of the Company's investment securities portfolio was pledged (excluding the Federal Reserve Bank stock) as collateral for retail (customer) repurchase agreements, FRB discount lines and other deposits. Securities pledged for FRB discount lines, and other deposits, totaled $3.0 million and $1.0 million, respectively. (Also see Note 10-- Securities Sold Under Agreements to Repurchase.)

  In 1994, investment securities with an amortized cost of $12.9 million and fair value of $12.5 million were transferred from the held-to-maturity category to the available-for-sale category for regulatory capital and liquidity purposes. From the date of the transfer, these securities and all securities purchased through September 1996 were classified as available-for-sale. During the fourth quarter of 1996, the Bank purchased $14.4 million of securities which were classified as held-to-maturity.

  The Company regularly monitors its investment portfolio for any deterioration in the issuer's creditworthiness expected to continue for a prolonged period of time which may result in a permanent impairment of the security's value. In such a circumstance, any permanent decline in value is charged against earnings.

  The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of the Company's investment in debt securities held-to-maturity and available-for-sale at December 31, 1996 and 1995, are presented below.

                                           1996                                      1995
                         ----------------------------------------- -----------------------------------------
                           TOTAL     GROSS      GROSS    ESTIMATED   TOTAL     GROSS      GROSS    ESTIMATED
                         AMORTIZED UNREALIZED UNREALIZED   FAIR    AMORTIZED UNREALIZED UNREALIZED   FAIR
                           COST      GAINS      LOSSES     VALUE     COST      GAINS      LOSSES     VALUE
                         --------- ---------- ---------- --------- --------- ---------- ---------- ---------
                                                       (DOLLARS IN THOUSANDS)
Securities held-to-
 maturity:
  Other government
   sponsored agency
   securities...........  $14,395     $--        $ 40     $14,355   $   --      $--        $--      $   --
                          =======     ====       ====     =======   =======     ====       ====     =======
Securities available-
 for-sale:
  U.S. Treasury
   securities...........  $   --      $--        $--      $   --    $ 1,010     $--        $--      $ 1,010
  GNMA-guaranteed
   mortgage pass-through
   certificates.........      --       --         --          --        119        1        --          120
  FHLMC-issued mortgage
   pass-through
   certificates.........      --       --         --          --      6,001       11         41       5,971
  Other government-
   sponsored agency
   securities...........    1,000        3        --        1,003     9,683      --          55       9,628
  CMO's and REMICS's
   issued by U.S.
   government agencies..    3,078      --          79       2,999     3,443      --          70       3,373
                          -------     ----       ----     -------   -------     ----       ----     -------
                          $ 4,078     $  3       $ 79     $ 4,002   $20,256     $ 12       $166     $20,102
                          =======     ====       ====     =======   =======     ====       ====     =======

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

  The following is a summary of the contractual maturities of the Company's investment in debt securities held-to-maturity and available-for-sale at December 31, 1996. Actual maturities may differ from contractual maturities to the extent that borrowers have the right to call or repay obligations with or without call or repayment penalties.

                                  CARRYING AMOUNT OF INVESTMENT SECURITIES MATURING:
                          --------------------------------------------------------------------
                                       AFTER ONE BUT   AFTER FIVE
                           WITHIN ONE   WITHIN FIVE    BUT WITHIN   AFTER TEN
                              YEAR         YEARS       TEN YEARS      YEARS
                          ------------ -------------  ------------ ------------
                          AMOUNT YIELD AMOUNT  YIELD  AMOUNT YIELD AMOUNT YIELD   TOTAL  YIELD
                          ------ ----- ------- -----  ------ ----- ------ -----  ------- -----
                                                (DOLLARS IN THOUSANDS)
Securities held-to-
 maturity:
 Other government-
  sponsored agency
  securities............  $ --    --   $14,395 6.67%   $--    --   $  --   --    $14,395 6.67%
                          =====        =======         ====        ======        ======= ====
Securities available-
 for-sale:
Other government
 sponsored agency
 securities.............  $ --    --   $ 1,003 6.05%   $--    --   $  --   --    $ 1,003 6.05%
CMO's and REMIC's issued
 by
 U.S. government-
 sponsored agencies.....    --    --       --   --      --    --    2,999 5.73%    2,999 5.73%
                          -----   ---  ------- ----    ----   ---  ------ ----   ------- ----
                          $ --    --   $ 1,003 6.05%   $--    --   $2,999 5.73%  $ 4,002 5.81%
                          =====        =======         ====        ======        =======

NOTE 6--LOANS

  The following is a summary of the major categories of loans outstanding at December 31, 1996 and 1995:

                                                                1996     1995
                                                               -------  -------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
Real estate construction and land development................. $ 3,441  $ 4,185
Commercial loans:
  Secured by one to four family residential properties........   6,233    9,637
  Secured by multifamily residential properties...............   2,879    2,876
  Secured by commercial real properties.......................  26,629   28,734
  Other, secured and unsecured................................  16,508   27,393
Home equity lines of credit...................................     581    3,983
Consumer installment and unsecured loans to individuals.......   6,545    5,435
                                                               -------  -------
                                                                62,816   82,243
Deferred net loan origination fees............................    (269)    (231)
                                                               -------  -------
                                                               $62,547  $82,012
                                                               =======  =======
Weighted average yield for loans at December 31...............    9.34%    9.46%

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

  The following is a summary of activity in the allowance for credit losses for the years ended December 31, 1996, 1995 and 1994:

                                                      1996     1995      1994
                                                     -------  -------  --------
                                                      (DOLLARS IN THOUSANDS)
      Balance, beginning of year.................... $ 3,805  $ 3,063  $  6,697
      Provisions for credit losses..................     --     2,307     7,330
      Loans charged off.............................  (1,300)  (2,632)  (14,217)
      Recoveries of loans previously charged off....     464    1,067     3,253
                                                     -------  -------  --------
      Balance, end of year.......................... $ 2,969  $ 3,805  $  3,063
                                                     =======  =======  ========

  At December 31, 1996 and 1995, the Bank had classified $1.6 million and $3.3 million of its loans as impaired, as determined in accordance with SFAS No. 114, with specific reserves of $710,000 and $450,000, respectively. In addition, $5.6 million and $5.3 million of the Bank's loans are classified as impaired with no related specific loss reserve at December 31, 1996 and 1995, respectively. The average recorded investment and interest income recognized on impaired loans during the years ended December 31, 1996 and 1995 was $7.8 million and $9.9 million, and $0.7 and $0.8 million, respectively.

  In September 1993, the Bank purchased $20.8 million in performing loans from the FDIC, acting as receiver for a bank in Los Angeles. The purchase price was $16.8 million, net of an allowance for credit losses established by the Bank at the time of purchase. During 1994, the allowance for credit losses that was established at the time of purchase was reclassified to a purchase discount on loans. The total net discount of $4.0 million, net of premiums of $300,000, is being accreted into interest income over the term of the related loans. The effect of these adjustments resulted in additional interest income of approximately $3.9 million for the year ended December 31, 1994, for which the Bank recorded additional provisions for credit losses.

  The allowance for credit losses is an estimate involving both subjective and objective factors and its measurement is inherently uncertain, pending the outcome of future events. Management's determination of the adequacy of the allowance is based on an evaluation of the loan portfolio, previous loan loss experience, current economic conditions, volume, growth and composition of the portfolio, the value of collateral and other relevant factors. The ongoing recession, which was more prolonged and severe in southern California than elsewhere in the country, continued to have an adverse impact on the credit risk profile and performance of the Bank's loan portfolio in 1996. Deterioration of cash flows, profit margins and declining real estate market values have negatively affected many borrowers' operating cash flows and ability to service debt. Although management believes the level of the allowance as of December 31, 1996 is adequate to absorb losses inherent in the loan portfolio, additional deterioration in the economy of the Bank's lending area could result in levels of credit losses that could not be reasonably predicted at that date.

  The following is a summary of nonperforming loans at December 31, 1996 and 1995, respectively.

                                                                    1996   1995
                                                                   ------ ------
                                                                    (DOLLARS IN
                                                                    THOUSANDS)
      Nonaccrual loans...........................................  $  928 $  573
      Troubled debt restructurings...............................   5,016  5,167
      Loans contractually past due ninety or more days with
       respect to either principal or interest and still accruing
       interest..................................................     300    221
                                                                   ------ ------
                                                                   $6,244 $5,961
                                                                   ====== ======

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

  Interest foregone on nonperforming loans outstanding during the years ended December 31, 1996, 1995 and 1994 was $171,000, $160,000 and $1,164,000,
respectively.

  The ability of the Company's borrowers to honor their contracts is substantially dependent upon economic conditions and real estate market values throughout the Company's market area. At December 31, 1996, loans aggregating $39.8 million were collateralized by liens on residential and commercial real properties. While the Company's loan portfolio is generally diversified with regard to the industries represented, at December 31, 1996, the Company's loans to businesses and individuals engaged in entertainment industry-related activities amounted to $6.5 million, including $3.0 million of such loans which are collateralized by real property.

  The Company did not extend credit to any directors and business enterprises in which they have interests during 1996 or 1995.

NOTE 7--PREMISES AND EQUIPMENT AND LEASE COMMITMENTS

  The following is a summary of the major components of premises and equipment at December 31, 1996 and 1995.

                                                                1996     1995
                                                               -------  -------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
      Leasehold improvements.................................. $ 1,680  $ 1,680
      Furniture, fixtures and equipment.......................   3,208    3,418
                                                               -------  -------
                                                                 4,888    5,098
      Less accumulated amortization and depreciation..........  (3,945)  (3,972)
                                                               -------  -------
                                                               $   943  $ 1,126
                                                               =======  =======

  Rent amortization and depreciation expense, and rental income for the years ended December 31, 1996, 1995 and 1994 are summarized below.

                                                           1996   1995    1994
                                                           ----  ------  ------
                                                              (DOLLARS IN
                                                               THOUSANDS)
      Rent expense........................................ $668  $1,939  $2,155
      Sublease income.....................................  (16)   (246)   (293)
      Accretion of sublease loans.........................  --     (457)   (386)
                                                           ----  ------  ------
        Net rent expense..................................  652   1,236   1,476
      Amortization of leasehold improvements..............   77     135     107
      Other occupancy expense.............................   64      97     249
                                                           ----  ------  ------
        Total occupancy expense........................... $793  $1,468  $1,832
                                                           ====  ======  ======
      Depreciation expense................................ $117  $  220  $  333
      Other furniture and equipment expense...............  181     165     206
                                                           ----  ------  ------
        Total furniture and equipment expense............. $298  $  385  $  539
                                                           ====  ======  ======

  The Bank has leased, under lease agreements, modified by a Lease Restructure Agreement as of December 31, 1995, 23,883 square feet of office space in west Los Angeles. The leases expire in October 2004. The leases are subject to annual adjustments for increases in property taxes and operating costs. Under the provision of the Lease Restructure Agreement, the Bank assigned its interests in its subleases to the landlord. In conjunction with the execution of the Lease Restructure Agreement, the Company has issued the landlord a

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

seven-year warrant to purchase up to 9.9% of the shares of common stock of the Company at an exercise price of $1.50 per share (or such lower price as provided in the Warrant Agreement). The Company also granted the landlord registration rights with respect to shares purchased by the landlord (or its assignee) pursuant to the Warrant. No value has been assigned to those warrants for disclosure purposes in the Consolidated Financial Statements.

  Minimum annual rental commitments under these leases at December 31, 1996 are summarized below.

                                                (DOLLARS
                                                   IN
                                               THOUSANDS)
                                               ----------
            Year Ended December 31,
            1997..............................   $  668
            1998..............................      668
            1999..............................      668
            2000..............................      692
            2001 and thereafter...............    3,110
                                                 ------
                                                 $5,806
                                                 ======

NOTE 8--OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

  The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce the impact on the Company's operating results of fluctuations in market or managed index interest rates. These financial instruments include commitments to extend credit, conditional obligations under standby letters of credit, and interest-rate swap agreements and collar contracts.

  These financial instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in those financial instruments. With respect to irrevocable commitments to extend credit and standby letters of credit, the Company's exposure to credit loss in the event of nonperformance by customers is represented by the contractual amount of those instruments, less the realizable value of any collateral held. For interest-rate swap and collar transactions, notional amounts do not represent exposure to credit loss.

  Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Many of these commitments are expected to expire without being drawn upon. As such, the total commitment amounts do not necessarily represent future cash requirements.

  The Company uses the same credit underwriting policies in granting or accepting such commitments or contingent obligations as it does for on-balance-sheet instruments, evaluating customers' creditworthiness individually. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. The nature of collateral obtained varies and may include deposits held in financial institutions; marketable securities; accounts receivable, inventory, and plant and equipment; and residential or income-producing commercial real properties.

  Standby letters of credit written are conditional commitments issued by the Company to guarantee the financial performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

involved in extending loan facilities to customers. When deemed necessary, the Company holds appropriate collateral supporting those commitments. Management does not anticipate any material losses as a result of these transactions. Losses, if any, from standby letters of credit are charged against the allowance for credit losses.

  Undisbursed commitments under revocable and irrevocable loan facilities amounted to $7.9 million and $11.6 million at December 31, 1996 and 1995, respectively. Contingent obligations under standby letters of credit totaled $175,000 and $413,000 at December 31, 1996 and 1995, respectively. At December 31, 1996, $175,000 of standby letters of credit was collateralized by either cash or property; substantially all standby letters of credit expire within one year and one such obligation for $100,000 extends to the year 2001.

  Interest-rate swap transactions involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying notional (principal) amounts. The Company minimizes the credit risk associated with interest-rate swap agreements by performing normal credit reviews of and establishing transaction limits with counterparties. While the notional amounts are often used to indicate the extent of involvement with these transactions, the amounts potentially subject to credit risk are much less.

  In December 1994, the Bank entered into an interest-rate swap contract. Under the terms of the agreement the Bank received a floating three-month U.S. Libor rate, initial rate of 6.8%, and paid an 8.2% fixed rate. The payments were calculated on a $30 million notional amount based on a three-year term to be paid semi annually. The swap was intended to hedge the market value fluctuations of a portion of the available-for-sale securities portfolio, and was terminated early in the second quarter of 1995. The Bank realized a loss of $1,294,000 on the early termination of the swap.

  In October 1993, the Bank entered into an interest-rate swap contract. Under the terms of the agreement, the Bank received 6.0% fixed and paid floating-rate prime for 21 months on a $10 million notional amount. The swap expired in August, 1995.

  During 1994, the Company recognized $544,000 in interest income from loans which represented the accretion of a deferred gain resulting from the sale of a prime rate based floor component of an interest-rate collar contract that expired in June 1994. The twenty-four month collar contract had a notional amount of $100 million and provided for the Company's payment of the daily average New York bank prime interest rate above 10 percent (the cap rate) and the receipt of the prime interest rate below 8.5 percent (the floor rate).

  The Company did not enter into any interest-rate swap or other derivative agreements during 1996. There were no such agreements outstanding as of December 31, 1996 and 1995.

NOTE 9--LITIGATION

  Because of the nature of their activities, the Company and the Bank are subject to pending and threatened legal actions which arise out of the normal course of business. In the opinion of management, based upon opinions of legal counsel, the disposition of all suits will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

  During 1992, an action was commenced by two of the Company's shareholders against the Company and various directors, officers and employees of the Company. The complaint was a derivative and class action case, which purported to assert various violations of the Securities Exchange Act of 1934 and state common law.

  On December 22, 1994, the parties to the action filed a stipulation of settlement (the Stipulation) with the Court. According to the Stipulation, all claims in the action were settled, discharged and dismissed with

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

prejudice. The monetary portion of the settlement (approximately $1.6 million) was funded solely by the Company's insurer. None of the defendants is to be required to pay any portion of the settlement. In addition, the Company was required to issue 169,800 warrants to the class of plaintiffs to purchase shares of Common Stock of the Company. The exercise price of the warrants is $3.55 and are exercisable during a three-year period which commenced June 2, 1996. Also pursuant to the Court's order, in the two-year period after the approval of the proposed settlement, which approval was obtained in June 1996, plaintiffs will have the right to two new directors on the Company's board of directors. One new member was scheduled to be chosen during the first year after the effective date of the settlement, June 2, 1995 (the "Effective Date"). A second new member would be chosen during the second year after the Effective Date. Both of the new directors would be independent of the present or former directors of the Company. Robert E. Gipson, a Company candidate, was approved by the plaintiff's counsel. The Company plans to continue to seek (and will consider candidates suggested by plaintiff's counsel) qualified candidates to serve as directors of the Company. Upon the approval of one more candidate by the plaintiff's counsel, the Company's obligation under the Stipulation to add two (2) new members to the Board of Directors will be satisfied.

 Other Litigation

  In February 1995, counterclaims were filed against the Bank in an action commenced by British & Commonwealth Merchant Bank ("BCMB"), as agent for itself and the Bank, in England against Lloyd's Underwriters and certain other parties (collectively, "Lloyd's"). The Bank and BCMB claimed that Lloyd's owed them a further $120,659 of insurance proceeds relating to a claim filed by BCMB (for itself and the Bank) for approximately $7.8 million under policies insuring repayment of a loan from the Bank and BCMB to Performance Guarantees, Inc. for production of a film entitled "Barr Sinister." On or about November 1991, Lloyd's paid approximately $7.8 million in insurance proceeds, which Lloyd's sought to recover a half each from the Bank and BCMB. In its counterclaim, Lloyd's contended that the Leading Underwriter lacked authority to issue the insurance policies and endorsements on behalf of all of the insurers under which payment was made and secondly, that material misrepresentations were made to the Leading Underwriter as to the likely budget for the film and that if the Leading Underwriter had known the true position he would not have accepted the film under the relevant policies. Lloyd's position, therefore, was that such payment should be returned to Lloyd's.

  The Bank reached an agreement with Lloyd's for the settlement of the Bank's claim against Lloyd's and Lloyd's counterclaims against the Bank. The Bank entered into the settlement not as a result of the Bank's conclusions as to the merits of Lloyd's counterclaims against the Bank, but solely as a matter of resolving those counterclaims in connection with the Bank's effort to recapitalize.

  The settlement was originally conditioned on the recapitalization of the Bank on or before May 5, 1997, and, in light of that condition, "tolling" agreements were entered into with various third parties to preserve the Bank's ability to institute, if necessary, further proceedings against those third parties for potential losses that may have arisen from the continuation of Lloyd's counterclaims, if the settlement had not been concluded. The settlement agreement originally provided that the Bank would pay $500,000 to Lloyd's on the earlier of the seventh day following the completion of the Bank's recapitalization through the Offerings or May 5, 1997 and an additional $500,000 on the second anniversary of that payment. The agreement also provided that BCMB will release the Bank from any claim that BCMB might have against the Bank should BCMB suffer loss in connection with Lloyd's counterclaims against BCMB in the continuing litigation. Prior to December 31, 1996, the Company and all affected parties agreed to a single payment of the settlement on a discounted lump-sum basis, which payment was made.

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

NOTE 10--SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  The Company enters into sales of securities under agreements to repurchase ("repurchase agreements"). Repurchase agreements are treated as financings with the related investment securities and obligations to repurchase those securities reported in the balance sheet as assets and liabilities, respectively.

  As part of its money management services offered to customers, the Company offers retail repurchase agreements secured by U.S. Treasury and government agency securities for the short-term investment of funds. Those securities may be obtained by the Company pursuant to reverse repurchase agreements (see Note
4). Securities subject to repurchase agreements are retained by the Company's custodian under written agreements that recognize the customers' interests in the securities.

  For wholesale (dealer) repurchase agreements, investment securities subject to such agreements are delivered to the dealers who arrange the transactions. The dealers may have sold, loaned or otherwise disposed of such securities to other parties in the normal course of operations and have agreed to resell to the Company identical securities at the repurchase agreements' maturities. The Company may be required to deliver additional securities if the fair value of the investment securities sold declines below the price initially paid to the Company for those securities.

  Presented below is information about repurchase agreements at December 31, 1995. During 1996 and 1995, no material amount of repurchase agreements were outstanding with any individual dealer.

                                                          DECEMBER 31, 1995
                                                      --------------------------
                                                      UNDERLYING   REPURCHASE
                                                      SECURITIES    LIABILITY
                                                      ---------- ---------------
                                                      ESTIMATED         INTEREST
MATURITY/TYPE OF ASSET                                FAIR VALUE AMOUNT   RATE
----------------------                                ---------- ------ --------
                                                        (DOLLARS IN THOUSANDS)
2 to 30 days:
FHLMC-issued mortgage pass-through certificates......   $4,544   $2,882   1.86%
Other government agency securities...................    2,999    1,615   2.74%
                                                        ------   ------
                                                        $7,543   $4,497
                                                        ======   ======

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1996    1995
                                                                 ------  ------
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
Weighted average interest rate at the end of the year...........    --     2.18%
Maximum amount outstanding at any month-end during the year..... $1,546  $7,031
Average balance outstanding during the year..................... $1,140  $4,093
Weighted average interest rate for the year.....................   2.20%   2.61%

NOTE 11--INCOME TAXES

  The Company filed a loss carryback claim in 1995 and during the year ended December 31, 1996 realized a tax benefit for federal income tax purposes and received a refund of approximately $579,000 (including $43,000 in interest) related to a carryback of a portion of the NOLs previously unrecognized.

  No income tax provision was recorded at 1995 and 1994, due to the utilization of all available financial statement income tax benefits in 1991.

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

  A reconciliation of the amounts computed by applying the federal statutory rate of 35% for 1996, 1995 and 1994 to the loss or income before tax benefits and the effective tax rate follows:

                                      1996           1995           1994
                                   -----------   -------------   ------------
                                         (DOLLARS IN THOUSANDS)
Tax provision (benefit) at
 statutory rate................... $(638) (35)%  $(2,545)  (35)% $(2,960) (35)%
Increase (reduction) in taxes
 resulting from:
 Tax-exempt income on state and
  municipal securities and loans..   --    --    $   (67)   (1)%    (527)  (6)%
 Valuation reserve................   --    --    $ 2,302  31.7 %   3,671   43 %
 Other, net.......................    59     3 % $   310   4.3 %    (184)  (2)%
                                   -----  ----   -------  ----   -------  ---
                                   $(579)  (32)% $   --    --  % $   --   --  %
                                   =====  ====   =======  ====   =======  ===

  The major components of the net deferred tax asset at December 31, 1996 and 1995 are as follows:

                                                                1996     1995
                                                              --------  -------
                                                                (DOLLARS IN
                                                                 THOUSANDS)
Deferred tax assets:
  Net operating losses....................................... $  9,143  $ 8,514
  Loan loss reserves.........................................      --     1,014
  Sublease loss..............................................      --         9
  Accrued expenses...........................................      234      126
  Alternative minimum tax credits............................      218      218
  Bad debt expense...........................................      455      --
  Nonaccrual interest........................................      108      --
  Other......................................................       18      180
                                                              --------  -------
  Total deferred tax assets..................................   10,176   10,061
                                                              --------  -------
Deferred tax liabilities:
  State taxes................................................       (1)     583
  Depreciation...............................................       88       --
  Loan Fees..................................................      (36)       2
                                                              --------  -------
  Total deferred tax liabilities.............................       51      585
                                                              --------  -------
Net deferred tax asset.......................................   10,125    9,476
Valuation allowance..........................................  (10,125)  (9,476)
                                                              --------  -------
Deferred tax asset, net of valuation allowance............... $    --   $   --
                                                              ========  =======

  Management believes that the temporary differences resulting in the ending deferred tax asset are expected to reverse within the next three to five years. These temporary differences will generate deductions which will be available to offset future taxable income in the period that these differences reverse. To the extent that these reversing timing differences are in excess of taxable income, they will generate additional operating loss carryforwards.

  For tax purposes at December 31, 1996, the Company had federal net operating loss carryforwards of $22.3 million, which begin to expire in the year 2007. The Bank has California net operating loss carryforwards of $11.8 million, of which $1.2 million expire in the year 1997, $686,000 expire in 1998 and the remaining

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

expiring thereafter. Future losses will not result in income tax benefits to the Company until it generates sufficient taxable income to exhaust the present net operating loss carryforward. In addition, the Bank has an AMT credit carryforward of $218,000 which carryforward indefinitely.

NOTE 12--BENEFIT PLANS

  Stock Option Plans. The Company has three stock option plans established in 1983, 1990 and 1994, respectively (together, the "Plans"). The Plans offer executives and other key employees an opportunity to purchase shares of the Company's common stock. The Plans provide for both nonqualified and incentive stock options and specify a maximum ten-year term for each option granted. Options are granted at exercise prices not less than the fair market value of the stock at the date of grant and are exercisable as determined by the Board of Directors.

  Stock appreciation rights entitling the holder to exercise an option by taking any appreciation over the option exercise price in stock or, with the consent of the Board of Directors Stock Option Committee, in cash, also may be granted under the 1990 plan. A stock associated option is exercisable, and is exercisable only for such period as the Stock Option Committee may determine. As of December 31, 1996, 200,000 appreciation rights had been granted under the 1990 plan.

  At December 31, 1996, 10,300 option shares were vested and exercisable under the Plans. The remaining shares under option become exercisable as follows:
1997--218,938; 1998--18,937; 1999--18,937; and 2000--12,063. Following is a
summary of changes in stock options under the Plans.

                                                                       OPTION
                                                                        PRICE
                                                                      RANGE PER
                                                                        SHARE
                                                                     -----------
      Outstanding, January 1, 1994........................  318,044  $2.50-$5.00
        Granted...........................................   55,000     $4.00
        Canceled..........................................  (65,123) $2.50-$5.00
        Exercised.........................................  (33,700) $2.50-$3.00
                                                           --------
      Outstanding, December 31, 1994......................  274,221  $2.87-$5.00
        Granted...........................................   80,000  $3.13-$3.63
        Canceled..........................................  (53,296) $2.87-$5.00
                                                           --------
      Outstanding, December 31, 1995......................  300,925  $3.00-$5.00
        Granted...........................................  269,750  $1.06-$1.88
        Canceled.......................................... (291,500) $1.38-$4.00
                                                           --------
      Outstanding, December 31, 1996......................  279,175  $1.06-$1.88
                                                           ========

  On February 28, 1992 the Board of Directors granted an option to purchase 12,000 shares of the Company's common stock to a director of the Company at a price of $2.87 per share. As of December 31, 1996 all 12,000 shares were vested and exercisable.

  On January 18, 1991 and June 26, 1992 the Board of Directors granted an option to purchase 12,000 shares of the Company's common stock each to two directors at $4.50 and $2.25, respectively. These options expired unexercised on March 28, 1995 and October 8, 1995, respectively.

  The estimated fair value of options granted during 1996 and 1995 was $0.63 and $1.60 per share, respectively. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

accounting for its stock option and purchase plans. Accordingly, no compensation cost has been recognized for its stock option plan. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

  Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net loss for the years ended December 31, 1996 and 1995 would have been increased by $23,000 and $6,000, respectively. The net loss per share would not have changed for 1996 or 1995.

  The fair values of options granted under the Company's fixed stock option plan during 1996 and 1995 were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used: no dividend yield, expected volatility of 81%, risk-free interest rate of 6.3%, and expected lives of 10 years.

  Defined Contribution Retirement Plan. The Company maintains a Defined Contribution Retirement Plan under section 401(k) of the Internal Revenue Code. Employees are eligible to participate following six months of continuous employment. Under the plan, employee contributions were partially matched by the Company through August 31, 1995. The plan remains in force for employee contributions only. Such matching becomes vested when the employee reaches three years of service. Plan expense was $16,000 and $33,000 in 1995 and 1994, respectively.

NOTE 13--PARENT COMPANY INFORMATION

  The following financial information presents the balance sheets of the Company on a parent-only basis as of December 31, 1996 and 1995, and the related statements of operations and cash flows for each of the years in the three-year period ended December 31, 1996.

BALANCE SHEETS

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
                                                               (DOLLARS IN
                                                               THOUSANDS)
Cash with the Bank......................................... $     11  $      9
Investment in the Bank.....................................    4,834     6,002
                                                            --------  --------
  Total Assets............................................. $  4,845  $  6,011
                                                            ========  ========
Liabilities................................................ $    --   $    --
Shareholders' equity:
  Common stock.............................................   24,614    24,614
  Accumulated deficit......................................  (19,693)  (18,449)
  Net unrealized (loss) gain on securities available-for-
   sale....................................................      (76)     (154)
                                                            --------  --------
  Total shareholders' equity...............................    4,845     6,011
                                                            --------  --------
Total liabilities and shareholders' equity................. $  4,845  $  6,011
                                                            ========  ========

                   NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                        DECEMBER 31, 1996, 1995 AND 1994

STATEMENTS OF OPERATIONS

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                       -------------------------
                                                        1996     1995     1994
                                                       -------  -------  -------
                                                       (DOLLARS IN THOUSANDS)
Interest income......................................  $     2  $     2  $    18
Other income.........................................      --       730      --
                                                       -------  -------  -------
Total operating income...............................        2      732       18
Other operating expense..............................      145       85       87
                                                       -------  -------  -------
  Loss before equity in undistributed net loss of the
   Bank..............................................     (143)     647      (69)
Equity in undistributed net loss of the Bank.........   (1,680)  (7,847)  (8,458)
                                                       -------  -------  -------
Net loss before provision for income tax benefit.....  $(1,823) $(7,200) $(8,527)
Income tax benefit...................................     (579)     --       --
                                                       -------  -------  -------
Net loss.............................................  $(1,244) $(7,200) $(8,527)
                                                       =======  =======  =======

STATEMENTS OF CASH FLOWS

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                       -------------------------
                                                        1996     1995     1994
                                                       -------  -------  -------
                                                       (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
 Net loss............................................  $(1,244) $(7,200) $(8,527)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
  Equity in undistributed net loss of the Bank Other,
   net...............................................    1,680    7,847    8,458
  Other, net.........................................      --       --         1
                                                       -------  -------  -------
   Net cash provided by (used in) operating
    activities.......................................      436      647      (68)
Cash flows from investing activities:
 Investment in Bank..................................     (434)    (700)    (500)
                                                       -------  -------  -------
  Net cash used in investing activities..............     (434)    (700)    (500)
Cash flows from financing activities:
 Net proceeds from issuance of common stock..........      --       --        89
                                                       -------  -------  -------
  Net cash provided by financing activities..........      --       --        89
                                                       -------  -------  -------
Net increase (decrease) in cash and cash equivalents.        2      (53)    (479)
Cash and cash equivalents, beginning of year.........        9       62      541
                                                       -------  -------  -------
Cash and cash equivalents, end of year...............  $    11  $     9  $    62
                                                       =======  =======  =======

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

NOTE 14--AVAILABILITY OF FUNDS FROM BANK

  The Company is a legal entity separate and distinct from the Bank. At present, substantially all of the Company's revenues come from interest earned on deposits held in the Bank (see Note 13). Management believes the Company's cash balance plus interest revenues, on a separate-entity basis, are adequate to cover its modest level of operating expenses.

  The prior approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the Bank's net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus. As a result of these limitations and net losses incurred by the Bank, the Bank could not have declared dividends to the Company at December 31, 1996 without the prior approval of the OCC.

  The OCC also has authority under the Financial Institutions Supervisory Act to prohibit the Bank from engaging in activities that the OCC regards as unsafe or unsound in conducting its business. It is possible that, depending upon the financial condition of the Bank and other factors, the OCC could assert that the payment of dividends or other payments is, under some circumstances, considered to be an unsafe or unsound practice. Further, future cash dividends by the Bank to the Company will depend upon management's assessment of the Bank's future capital requirements (see Note 2).

  In addition, federal law restricts the Bank's extension of credit to, or the issuance of a guarantee or letter of credit on behalf of, the Company. Investments in stock or other securities of the Company are similarly restricted as is the taking of such securities as collateral for loans. Restrictions prevent the Company from borrowing from the Bank unless the loans are secured by designated amounts of marketable obligations. Further, secured loans to and investments in the Company or its affiliates by the Bank are limited to 10% of the Bank's capital stock and surplus (as defined by federal regulations) and are limited, in the aggregate, to 20% of the Bank's contributed capital (as defined by federal regulations).

NOTE 15--SUPPLEMENTAL CASH FLOW INFORMATION

  The following information supplements the statements of cash flows:

                                                          1996   1995   1994
                                                         ------ ------ -------
                                                              (DOLLARS IN
                                                              THOUSANDS)
Interest paid........................................... $3,147 $4,294 $ 5,628
Income tax refunds......................................    579     77      35
Non-Cash Investing and Financing Transactions:
  Real estate loans transferred to OREO.................    --     --    2,285
  Loans transferred to other assets.....................    --     --    1,459
  Loans transferred to loans held-for-sale..............    --     --    7,450
  Loans made in conjunction with the sale of OREO.......    --     --    1,400
  Securities held-to-maturity transferred to available-
   for-sale.............................................    --     --   15,605
  Unrealized gain (loss) on securities available-for-
   sale.................................................     78  2,903  (3,453)

NOTE 16--SEVERANCE COSTS

  In connection with the Company's restructuring of the Bank to reduce operating expenses, employees were terminated, resulting in severance costs of $141,000 and $333,000 for the years ended December 31, 1995 and 1994, respectively. Included in the total 1994 cost was $132,000 related to the employment agreement of a former senior officer of the Bank which was terminated by mutual agreement.

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

NOTE 17--DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of financial instruments at December 31, 1996 and 1995, are presented below.

                                                DECEMBER 31,     DECEMBER 31,
                                                    1996             1995
                                              ---------------- ----------------
                                              CARRYING  FAIR   CARRYING  FAIR
                                               AMOUNT   VALUE   AMOUNT   VALUE
                                              -------- ------- -------- -------
                                                   (DOLLARS IN THOUSANDS)
Financial Assets:
  Cash and cash equivalents.................. $28,113  $28,113 $30,272  $30,272
  Securities available-for-sale..............   4,002    4,002  20,102   20,102
  Securities held-to-maturity................  14,395   14,355     --       --
  Loans, net of allowance for credit losses..  59,578   59,450  78,207   76,496
Financial Liabilities:
  Demand deposits, money market and savings..  63,206   63,206  73,144   73,144
  Time certificates of deposit...............  40,648   41,015  47,099   46,965
  Securities sold under agreement to
   repurchase................................     --       --    4,497    4,497
Off Balance Sheet Financial Instruments:
  Commercial and standby letters of credit...     --       175     --       413

  The estimated fair value amounts have been determined using pertinent information available to management as of December 31, 1996 and 1995. Considerable judgment is required to interpret this information and develop the estimates of fair value. Although management is not aware of any factors which would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented therein.

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value.

  Cash, cash equivalents and interest-bearing deposits: For those short-term investments, the carrying amount is a reasonable estimation of fair value, except for securities purchased under agreements to resell, for which fair value is based on quoted market prices.

  Trading and debt securities: For securities held for trading purposes, debt securities held-to-maturity and available-for-sale, fair values are based on dealer quotes or quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

  Loans: Variable rate loans have carrying amounts that approximate fair value. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In computing the estimated fair value for all loans, estimated future cash flows have been reduced by specific and general reserves for loan losses.

  It was not practicable to estimate the fair value of nonaccrual loans of approximately $900,000 at December 31, 1996, and $600,000 at December 31, 1995, because it is not practicable to reasonably assess the credit adjustment that would be applied in the marketplace for such loans.

  Demand deposits and time certificates of deposit: The fair value of demand deposits, money market accounts and savings deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar maturities.

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

  Securities sold under agreements to repurchase: The carrying value for this short-term debt is a reasonable approximation of its fair value.

  Commercial and standby letters of credit: The fair value of standby and commercial letters of credit is based on fees currently charged for similar agreements.

NOTE 18--QUARTERLY FINANCIAL DATA (UNAUDITED)

  Quarterly financial information for the years ended December 31, 1996 and 1995 is presented below.

                                                THREE MONTHS ENDED
                                   ---------------------------------------------
                                              JUNE
                                   MARCH 31,   30,    SEPTEMBER 30, DECEMBER 31,
                                     1996     1996        1996          1996
                                   --------- -------  ------------- ------------
                                              (DOLLARS IN THOUSANDS)
Interest income..................   $ 2,345  $ 2,228     $ 2,121      $ 2,063
Interest expense.................       892      781         718          688
                                    -------  -------     -------      -------
  Net interest income............     1,453    1,447       1,403        1,375
Net loss on sale of securities
 available-for-sale..............        (1)     --          --            (2)
Other operating income...........       169      116         124           96
Other operating expense..........    (1,757)  (2,839)     (1,709)      (1,698)
                                    -------  -------     -------      -------
Net loss before income tax
 benefit.........................   $  (136) $(1,276)    $  (182)     $  (229)
Income tax benefit...............       --      (579)        --           --
                                    -------  -------     -------      -------
Net loss.........................   $  (136) $  (697)    $  (182)     $  (229)
                                    =======  =======     =======      =======
Net loss per share...............   $ (0.04) $ (0.23)    $ (0.06)     $ (0.07)
                                    =======  =======     =======      =======
                                                THREE MONTHS ENDED
                                   ---------------------------------------------
                                              JUNE
                                   MARCH 31,   30,    SEPTEMBER 30, DECEMBER 31,
                                     1995     1995        1995          1995
                                   --------- -------  ------------- ------------
                                              (DOLLARS IN THOUSANDS)
Interest income..................   $ 3,458  $ 3,064     $ 2,871      $ 2,241
Interest expense.................     1,190      988         857          944
                                    -------  -------     -------      -------
  Net interest income............     2,268    2,076       2,014        1,297
Provision for credit losses......      (146)    (381)     (1,720)         (60)
Net loss on securities available-
 for-sale........................    (1,156)     (47)         (6)         (24)
Loss on termination of interest-
 rate swap.......................        --   (1,294)         --           --
Loss on other real estate owned..        --     (169)         --         (564)
Other operating income...........       371    1,151         204          219
Other operating expense..........    (3,037)  (3,089)     (3,013)      (2,094)
                                    -------  -------     -------      -------
Net loss.........................   $(1,700) $(1,753)    $(2,521)     $(1,226)
                                    =======  =======     =======      =======
Net loss per share...............   $ (0.55) $ (0.57)    $ (0.82)     $ (0.40)
                                    =======  =======     =======      =======

                  NATIONAL MERCANTILE BANCORP AND SUBSIDIARY

                       DECEMBER 31, 1996, 1995 AND 1994

NOTE 19--SUBSEQUENT EVENT

  On February 10, 1997, the Company filed with the Securities and Exchange Commission ("Commission") a Registration Statement on Form S-2 pursuant to the Securities Act of 1933 with respect to a proposed rights offering (the "Rights Offering") to its shareholders and certain qualified investors. The Rights Offering provides for the purchase of a minimum of $2.5 million to a maximum of $6.5 million of 6.5% noncumulative convertible preferred stock ("Preferred Stock") with a $10.00 stated value, for a subscription price per share currently undetermined. In connection with the Rights Offering, the Company plans to offer to qualified institutional investors a minimum of $1.0 million to a maximum of $2.5 million of Preferred Stock. The maximum available to qualified institutional investors is subject to a reduction based on the level of shareholder participation.

  In addition the Company entered into private purchase agreements with two investors, Conrad Company, a bank holding company which is controlled by Carl Pohlad, and Wildwood Enterprises, Inc. Profit Sharing Plan and Trust (the "Private Offering"). The Private Offering provides for the acquisition of a minimum of $2.5 million to a maximum of $5.5 million of Preferred Stock at a purchase price per share of the lower of $1.10 ($10.00 after the reverse stock split discussed below) or the subscription price in the Rights Offering. The Preferred Shares available in the Private Offering are subject to a reduction based on the level of shareholder participation. The minimum amount to be raised in the Rights Offering and the Private Offering (collectively the "Offerings") will be $8.0 million consisting of $5.5 million in the Private Offering and $2.5 million in the Rights Offering by qualified institutional investors assuming no rights are exercised by the shareholders. The maximum amount to be raised in the Offerings will be $9.0 million, consisting of $6.5 million in the Rights Offering and $2.5 million in the Private Offering assuming 100% of the rights are exercised by the shareholders. However, the maximum amount raised of $9.0 million may be achieved should the level of shareholder participation exceed 18.2%.

  The completion of the Offerings is conditioned upon (i) the receipt by the Company of proceeds of at least $5.5 million, (ii) shareholder approval of a
9.09 to 1 reverse stock split, (iii) shareholder approval of a limitation on the acquisition by any person (other than persons to whom the Company is contractually obligated on or before the date of the Offerings to transfer up to 4.9% of the Preferred Stock) of the Preferred Stock or Common Stock if such acquisition would cause that person's aggregate ownership to be equal to or in excess of 4.5% (or 4.9% as described above) of the shares of the Company's stock, as the term is defined, and such ownership is determined, under Section 382 of the Internal Revenue Code of 1996, as amended, (a "4.5% Holder") and a restriction on the acquisition, sale, assignment or transfer of Common Stock held by any current 4.5% Holder of the Company, (iv) shareholder approval of the terms and conditions of the Preferred Stock, and (v) approval by the Federal Reserve Board of an application filed by Conrad Company to acquire more than 4.9% of the voting stock of the Company.

  The primary purposes of the Offerings are to enable the Company to downstream sufficient capital to the Bank to comply with the requirements of the 1995 Formal Agreement and the 1995 MOU and to facilitate the implementation of the Company's and Bank's operating strategies. Proceeds from the Offerings will not be used to pay dividends on the Preferred Stock. Notwithstanding the foregoing, the Company may not pay dividends unless the Bank is in full compliance with federal regulatory capital requirements, the Company and the Bank are permitted to pay dividends by their regulators and the Company has adequate retained earnings in accordance with California law. At present, the Company is prohibited by the terms of the 1995 MOU from declaring or paying a dividend without prior approval of the Reserve Bank and does not have adequate retained earnings to declare a dividend in compliance with California law.

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 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NATIONAL MERCANTILE BANCORP OR SANDLER O'NEILL. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                            PAGE
                                                                            ----
Available Information.....................................................    4
Documents Incorporated by Reference.......................................    4
Prospectus Summary........................................................    5
Summary Selected Consolidated Financial and Other Data....................   17
Summary of Recent Developments............................................   19
Risk Factors..............................................................   21
The Company...............................................................   29
The Private Offering......................................................   37
The Rights Offering.......................................................   40
Certain Federal Income Tax Consequences...................................   51
Standby Purchasers........................................................   54
Reasons for the Public Offering and the Private Offering and Use of
 Proceeds.................................................................   56
Dilution..................................................................   56
Capitalization............................................................   57
Market Price of Common Stock and Dividends................................   58
Selected Consolidated Financial Data......................................   59
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   61
Business..................................................................   75
Estimated Fair Value of Investment Securities and Debt Securities.........   86
Regulation................................................................   92
Shareholdings of Certain Beneficial Owners and Management.................  102
Directors and Executive Officers..........................................  103
Description of Capital Stock..............................................  104
Legal Matters.............................................................  109
Experts...................................................................  109
Index to Financial Statements.............................................  F-1

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                     [LOGO OF NATIONAL MERCANTILE BANCORP]
                          NATIONAL MERCANTILE BANCORP

                              6.5% NONCUMULATIVE
                          CONVERTIBLE PREFERRED STOCK

                            $2.5 MILLION (MINIMUM)
                            $8.0 MILLION (MAXIMUM)

                               ----------------

                                  PROSPECTUS

                               ----------------

                                 MAY 13, 1997

                       Sandler O'Neill & Partners, l.p.

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